FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:          AUGUST 2006

Commission File Number:    000-50422

                                AMADOR GOLD CORP.
--------------------------------------------------------------------------------
             (Exact Name of Registrant, as Specified in its Charter)


   711-675 WEST HASTINGS STREET, VANCOUVER, BRITISH COLUMBIA, CANADA, V6B 1N2
--------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]              Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       [_]              No        [X]

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
82-____________


--------------------------------------------------------------------------------

                                TABLE OF CONTENTS

Document 1   MANAGEMENT INFORMATION CIRCULAR
Document 2   SCHEDULE       A  --   ARRANGEMENT RESOLUTION
Document 3   SCHEDULE       B  --   ARRANGEMENT AGREEMENT
Document 4   SCHEDULE       C  --   INTERIM ORDER
Document 5   SCHEDULE       D  --   SECTIONS 237 TO 247 OF THE BUSINESS CORPORA-
                                    TIONS ACT
Document 6   SCHEDULE       E  --   NOTICE OF PETITION AND DRAFT FINAL ORDER
Document 7   SCHEDULE       F  --   FINANCIAL STATEMENTS
                                    o        Audited   Financial   Statements  -
                                             October 31, 2005
                                    o        Management  Discussion & Analysis -
                                             October 31, 2005
                                    o        Interim   Financial   Statements  -
                                             April 30, 2006
                                    o        Management  Discussion & Analysis -
                                             April 30, 2006
                                    o        Pro-forma    Consolidated   Balance
                                             Sheets of  Amador  Gold  Corp.  and
                                             Diamondcorp  Resources  Inc.  as at
                                             April 30, 2006
Document 8   SCHEDULE       G  --   INFORMATION CONCERNING THE COMPANY AFTER THE
                                    ARRANGEMENT
Document 9   SCHEDULE       H  --   INFORMATION CONCERNING DIAMONDCORP AFTER THE
                                    ARRANGEMENT
Document 10  SCHEDULE       I  --   RISK FACTORS
Document 11  SCHEDULE       J  --   MATERIAL CONTRACTS
Document 12  FORM OF PROXY

                                                                      DOCUMENT 1


                                AMADOR GOLD CORP.


                         MANAGEMENT INFORMATION CIRCULAR

                                      FOR A

                                 SPECIAL MEETING

                                 OF SHAREHOLDERS

                        TO BE HELD ON SEPTEMBER 21, 2006



                                 AUGUST 11, 2006



NEITHER THE TSX VENTURE EXCHANGE INC. (THE "EXCHANGE") NOR ANY OTHER SECURITIES REGULATORY AUTHORITY HAS IN ANY WAY PASSED UPON THE MERITS OF THE TRANSACTION DESCRIBED IN THIS INFORMATION CIRCULAR.

                                AMADOR GOLD CORP.
                       Suite 711, 675 West Hastings Street
                              Vancouver, BC V6B 1N2
                                     Canada
            ---------------------------------------------------------

                              NOTICE OF THE SPECIAL
                             MEETING OF SHAREHOLDERS
                        TO BE HELD ON SEPTEMBER 21, 2006
            --------------------------------------------------------

TO:               The Shareholders of Amador Gold Corp.

NOTICE IS HEREBY GIVEN that the special meeting (the "Meeting") of the shareholders of Amador Gold Corp. (the "Company") will be held in the boardroom of Suite 711-675 West Hastings Street, Vancouver, British Columbia, V6B 1N2, on Thursday, September 21, 2006, at 3:00 p.m., for the following purposes:

1. To consider, pursuant to an interim order dated August 22, 2006 of the Supreme Court of the Province of British Columbia (the "Interim Order"), and if thought fit, pass a special resolution (the "Arrangement Resolution"), with or without variation, to authorize, approve and adopt a statutory plan of arrangement (the "Arrangement") pursuant to section 289 of the BUSINESS CORPORATIONS ACT (British Columbia) involving the Company, its Shareholders and its subsidiary, Diamondcorp Resources Inc., the full text of which resolution is set out in Schedule "A" to, and all as more particularly set forth in, the Management Information Circular prepared for the purpose of the Meeting;

2. To consider, and if thought fit, to approve a special resolution amending the Notice of Articles and Articles of the Company under sections 257 and 294 of the BUSINESS CORPORATIONS ACT (British Columbia) and otherwise as may be necessary to give effect to the Arrangement and without limitation to authorize the Company to rename and redesignate all of the issued and unissued common shares of the Company as Class A Shares, create an unlimited number of reorganization shares without par value, both with the special rights and restrictions set out in Appendix 1 of Exhibit I and to create an unlimited number of common shares without par value;

3. Assuming the Shareholders approve the Arrangement Resolution, to consider, and if thought fit, to approve resolutions amending the exercise price of all incentive stock options and warrants of the Company outstanding on completion of the Arrangement;

4. Assuming the Shareholders approve the Arrangement Resolution, to consider, and if thought fit, to approve the issuance and pricing of new incentive stock options by Diamondcorp Resources Inc. resulting from the Arrangement;

5. Assuming the Shareholders approve the Arrangement Resolution, to consider, and if thought fit, to approve Diamondcorp Resources Inc.'s proposed stock option plan; and

6. To transact such other business as may properly come before the Meeting or any adjournment thereof.

Accompanying this Notice of Meeting is a Management Information Circular, a proxy, the agreement with respect to the Arrangement, the comparative audited financial statements of the Company for the fiscal year ended October 31, 2005, together with the auditor's report, and unaudited financial statements for the interim period ended April 30, 2006 and Pro-Forma Consolidated Balance Sheets of the Company and Diamondcorp Resources Inc.

PURSUANT TO THE TERMS OF THE ARRANGEMENT AND THE INTERIM ORDER, HOLDERS OF COMMON SHARES OF THE COMPANY HAVE BEEN GRANTED THE RIGHT TO DISSENT AND, IF THE ARRANGEMENT IS CONCLUDED, TO BE PAID THE FAIR VALUE FOR THEIR COMMON SHARES OF THE COMPANY AS OF THE TIME IMMEDIATELY BEFORE THE ARRANGEMENT RESOLUTION IS APPROVED BY SHAREHOLDERS, IN ACCORDANCE WITH THE TERMS OF THE INTERIM ORDER AND
SECTION 237 OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA). THIS RIGHT TO DISSENT IS DESCRIBED IN THE MANAGEMENT INFORMATION CIRCULAR.

Shareholders who are unable to attend the Meeting are requested to complete, sign, date and return the proxy. A proxy will not be valid unless it is deposited by mail or by fax at the office of Pacific Corporate Trust Company, Proxy Department, 3rd Floor, 510 Burrard Street, Vancouver, BC V6C 3B9 (Fax:
(604) 689-8144) not less than 48 hours (excluding Saturdays and holidays) before the time fixed for the Meeting or an adjournment thereof. Only Shareholders of record on August 11, 2006 are entitled to receive notice of and vote at the Meeting.

DATED at Vancouver, British Columbia, this 11th day of August 2006.



BY ORDER OF THE BOARD OF DIRECTORS



/S/ RICHARD W. HUGHES
---------------------
Richard W. Hughes
President

                                TABLE OF CONTENTS


SUMMARY OF MANAGEMENT INFORMATION CIRCULAR.....................................1
GLOSSARY OF TERMS..............................................................5
GENERAL INFORMATION............................................................8
   Solicitation of Proxies.....................................................8
   Record Date.................................................................8
   Appointment and Revocation of Proxies.......................................8
   Beneficial Holders of Common Shares.........................................9
   Voting of Shares and Exercise of Discretion of Proxies......................9
   Voting Shares and Principal Holders Thereof................................10
THE ARRANGEMENT...............................................................11
   Purpose of the Arrangement.................................................11
   Details of the Arrangement.................................................11
   Recommendations of the Board of Directors..................................14
   Fairness of the Arrangement................................................14
   Corporate Structure........................................................15
   Authority of Board of Directors of the Company.............................16
   Conditions to the Arrangement Becoming Effective...........................16
   Shareholder Approval of Arrangement........................................17
   Court Approval of Arrangement..............................................17
   Proposed Timetable for Arrangement.........................................18
   Delivery of Share Certificates.............................................18
   Amendment and Termination of the Arrangement Agreement.....................19
   Effect of Arrangement on Existing Share Commitments........................19
   Securities Laws Considerations.............................................25
   Income Tax Considerations..................................................26
   Rights Of Dissent..........................................................28
INFORMATION CONCERNING THE COMPANY............................................29
   Selected Consolidated Financial Information and Management's
      Discussion and Analysis.................................................30
   Description of the Securities..............................................30
   Prior Sales and Trading History............................................31
DIRECTORS, OFFICERS, PROMOTERS AND PERSONS HOLDING MORE THAN 10%
   OF THE ISSUED EQUITY SHARES OF THE COMPANY.................................32
   Name, Address, Occupation and Security Holding.............................32
   Corporate Cease Trade Orders or Bankruptcies...............................33
   Penalties or Sanctions.....................................................34
   Personal Bankruptcies......................................................34
   Conflicts of Interest......................................................34
   Other Reporting Issuers....................................................34
   Executive Compensation.....................................................36
   Compensation of Directors..................................................39
   Management Contracts.......................................................39
   Non-Arm's Length Party Transactions/Arm's Length Transactions..............39
   Material Contracts.........................................................40
   Dividend Record............................................................40
   Auditors and Registrar and Transfer Agent..................................40
   Legal Proceedings..........................................................40
   Other Materials Facts......................................................40
   Risk Factors...............................................................40
PARTICULARS OF OTHER MATTERS TO BE ACTED UPON.................................40
   Approval of Amendment to Stock Option and Warrant Exercise Prices..........40
   Approval of Issuance of Stock Options and Warrants to Acquire
      Diamondcorp Common Shares...............................................41
   Approval of Diamondcorp's Stock Option Plan................................41
OTHER MATTERS.................................................................42
BOARD APPROVAL................................................................42

CERTIFICATE OF THE COMPANY
CERTIFICATE OF DIAMONDCORP RESOURCES INC.
SCHEDULE      A   --    ARRANGEMENT RESOLUTION
SCHEDULE      B   --    ARRANGEMENT AGREEMENT
SCHEDULE      C   --    INTERIM ORDER
SCHEDULE      D   --    SECTIONS 237 TO 247 OF THE BUSINESS CORPORATIONS ACT
SCHEDULE      E   --    NOTICE OF PETITION AND DRAFT FINAL ORDER
SCHEDULE      F   --    FINANCIAL STATEMENTS
SCHEDULE      G   --    INFORMATION CONCERNING THE COMPANY AFTER THE ARRANGEMENT
SCHEDULE      H   --    INFORMATION CONCERNING DIAMONDCORP AFTER THE ARRANGEMENT
SCHEDULE      I   --    RISK FACTORS
SCHEDULE      J   --    MATERIAL CONTRACTS

                   SUMMARY OF MANAGEMENT INFORMATION CIRCULAR

This summary is qualified in its entirety by the more detailed information appearing elsewhere in this Circular and the attachments to this Circular which are incorporated herein and form part of this Circular. Terms with initial capital letters in this Summary are defined in the Glossary of Terms.

REFERENCES IN THIS CIRCULAR TO FISCAL OR FINANCIAL YEAR ARE TO THE YEAR ENDED OCTOBER 31, 2005. REFERENCES IN THIS CIRCULAR TO CURRENCY ARE IN CANADIAN DOLLARS UNLESS OTHERWISE INDICATED.

THE MEETING

The Meeting will be held at Suite 711-675 West Hastings Street, Vancouver, British Columbia, on September 21, 2006, commencing at 3:00 p.m. (Pacific Time).

At the Meeting, Shareholders will be asked to consider, and if deemed advisable, approve, among other things, the creation of new classifications of shares in the Company's share capital, the Arrangement Resolution authorizing the Arrangement, resolutions amending the exercise price of all incentive stock options and warrants of the Company outstanding on completion of the Arrangement to insiders and others, a resolution approving the issuance and pricing of new options to be issued by Diamondcorp, a resolution approving a stock option plan for Diamondcorp and to consider such other matters as properly may come before the Meeting.

THE SHARE CAPITAL ALTERATIONS

The Company will request Shareholder approval to Special Resolutions which would have the effect of authorizing the Board of Directors to complete a re-organization of the Company's share structure (and resulting amendments to the Company's Notice of Articles and Articles) by, among other things, creating and authorizing the issuance of an unlimited number of New Common Shares and the creation and authorization of the issuance of an unlimited number of Reorganization Shares as part of the Company's authorized share capital.

THE ARRANGEMENT

The Board of Directors have proposed a reorganization of the Company's structure by way of statutory arrangement pursuant to the Business Corporations Act. Under the terms of the Arrangement, on the Effective Date, the Company's Common Shares will be restructured into New Common Shares and Reorganization Shares. On the Effective Date, each Shareholder will receive three (3) New Common Shares and one (1) Reorganization Share for each three (3) shares of the Company held on the Effective Date. Each Reorganization Share will be exchanged for one (1) Diamondcorp Common Share such that Diamondcorp will hold all the Reorganization Shares. The Company will then redeem all the Reorganization Shares and the aggregate redemption price will be satisfied by the transfer of the Diamond Properties to Diamondcorp. As a result, each Shareholder, other than a Dissenting Shareholder, will, immediately after the Arrangement, hold three (3) New Common Shares and one (1) Diamondcorp Common Share for each three (3) shares of the Company held on the Effective Date. Diamondcorp will apply to have its shares listed on the TSX Venture Exchange following completion of the Arrangement and prior to completion of the Proposed Financing.

The proposed reorganization is being recommended to provide greater market awareness and financing opportunities for the Company's Diamond Properties which will be transferred to Diamondcorp, while allowing the Company to retain and focus on all of the Other Mineral Properties. The transfer being contemplated is a transfer to Diamondcorp of all of the Company's interest in the mineral properties listed in the Schedules to the Arrangement Agreement and the infrastructure and information incidental to the Diamond Properties. In addition, the separation of the Company's Diamond Properties from the Company's Other Mineral Properties will provide both the Company and Diamondcorp with increased flexibility  to utilize and exploit their  respective  assets.  Management  also feels that by separating its assets into two companies and providing Shareholders with proportionate interests in those companies, Shareholder value will be increased.

Diamondcorp will be funded by a prospectus financing or a private placement (the "Proposed Financing") on terms yet to be determined. Initial capital has been provided by a $100,000 loan from the Company (completed) that is convertible by the Company into units of securities ("Unit") at a per Unit conversion price equal to the Financing Price, with each Unit consisting of one Diamondcorp Common Share and one share purchase warrant, with each warrant entitling the Company to purchase one additional Diamondcorp Common Share at a price equal to the Financing Price for a period of two years from the date of issuance of the Units. The Company will be issued 200,000 shares of Diamondcorp as a bonus for the foregoing loan.

On the Effective Date, the exercise price of all outstanding Options and Warrants will be adjusted and the Options and Warrants shall be separated so as to be exercisable separately into New Common Shares and Diamondcorp Common Shares on the basis that for every three (3) Common Shares purchasable on exercise of the Options and Warrants prior to the Effective Date, the holder thereof will be entitled to purchase on exercise of Options and Warrants three
(3) New Common Shares and separately one (1) Diamondcorp Common Share. The exercise price will be adjusted to reflect the Arrangement. The expiry dates of Options and Warrants and other material terms thereof shall not be affected by the Arrangement.

Based on the current issued capital and Proposed Financing of Diamondcorp, it is estimated that on the Listing Date there will be 27,706,916 Diamondcorp Common Shares issued. Approximately 72.3% of the issued shares will be held by Shareholders of the Company, 0.7% held by the Company and 27% held by the participants in the Proposed Financing.

Prior to the Effective Date, Diamondcorp will be adopting a Stock Option Plan substantially the same as the Plan now in existence for the Company and previously approved by the Company's Shareholders at the Shareholders' meeting held on March 22, 2006. The maximum number of Diamondcorp's Common Shares issuable under the Plan to be adopted will be up to 10% of the issued and outstanding shares of Diamondcorp.

The details of these proposed transactions are described in this Circular under "The Arrangement - Details of the Arrangement".

The proposed reorganization is subject to Shareholder approval at the Meeting by a special resolution approved by 66 and 2/3% of the votes cast. The planned reorganization is also subject to final approval of the Supreme Court of British Columbia and to acceptance by the Exchange. The Company anticipates that the reorganization and listing of Diamondcorp will be completed shortly following receipt of the foregoing approvals and Proposed Financing.

The Board of Directors  approved the  Arrangement  on July 7, 2006. The Board of
Directors  unanimously   recommends  that  Shareholders  approve  the  necessary
resolutions which will be presented to the Meeting.

SHAREHOLDER APPROVAL

The Interim Order provides that in order for the Arrangement to be implemented, the Arrangement Resolution must be passed, with or without variation, by at least 66 and 2/3% of the votes cast in respect of the Arrangement Resolution by Shareholders present or voting by proxy at the Meeting.

COURT APPROVAL

The Arrangement requires Court approval under the Business Corporations Act. Prior to the mailing of this Circular, the Interim Order was obtained from the Court and provides for the calling and holding of the Meeting and certain other procedural matters (See Schedule "C" to this Circular). A copy of the draft Final Order is set out in Schedule "E" to this Circular. Following approval of the Arrangement by the Shareholders at the Meeting, the Company will make application to the Court for the Final Order at 10:00 a.m. (Pacific Time) at the Law Courts Building, 800 Smithe Street, Vancouver, British Columbia on or about September 26, 2006 or as soon thereafter as counsel may be heard. Shareholders and interested parties have the right to appear at such hearing and present evidence. Counsel to the Company has advised that the Court has broad discretion under the Business Corporations Act when making an order in respect of arrangements and that the Court may approve the Arrangement as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks appropriate. The Court, in hearing the application for the Final Order, will consider, among other things, the fairness of the Arrangement to Shareholders. See "The Arrangement - Court Approval of Arrangement".

DISSENTING SHAREHOLDERS' RIGHTS ON ARRANGEMENT

THE INTERIM ORDER PROVIDES THAT SHAREHOLDERS WILL HAVE THE RIGHT TO DISSENT FROM THE PLAN OF ARRANGEMENT AS PROVIDED IN THE PLAN OF ARRANGEMENT AND SECTIONS 237 TO 247 OF THE BUSINESS CORPORATIONS ACT. A DISSENTING SHAREHOLDER WILL BE ENTITLED TO BE PAID IN CASH THE FAIR VALUE FOR THEIR COMMON SHARES, SO LONG AS SUCH DISSENTING SHAREHOLDER DOES NOT VOTE ANY OF THEIR COMMON SHARES IN FAVOUR OF THE ARRANGEMENT RESOLUTION. A DISSENTING SHAREHOLDER MUST PROVIDE WRITTEN OBJECTION TO THE PLAN OF ARRANGEMENT NO LATER THAN 4:00 P.M. (PACIFIC TIME) ON SEPTEMBER 18, 2006, AND MUST OTHERWISE COMPLY WITH THE REQUIREMENTS OF THE PLAN OF ARRANGEMENT AND SECTIONS 237 TO 247 OF THE BUSINESS CORPORATIONS ACT. THE RIGHTS OF DISSENT REQUIRE STRICT ADHERENCE TO THE RELEVANT PROVISIONS OF THE BUSINESS CORPORATIONS ACT. PERSONS PROPOSING TO DISSENT SHOULD SEEK LEGAL ADVICE. SEE "RIGHTS OF DISSENT" AND SCHEDULE "D" OF THIS CIRCULAR.

SECURITIES LAWS CONSIDERATIONS

EXEMPTION FROM CANADIAN PROSPECTUS REQUIREMENTS AND RESALE RESTRICTIONS

The issuance of New Common Shares and Diamondcorp Common Shares pursuant to the Arrangement will be made pursuant to exemptions from the registration and prospectus requirements contained in applicable provincial securities legislation in the provinces of Canada. Under applicable provincial securities laws, such New Common Shares and Diamondcorp Common Shares may be resold in Canada without hold period restriction, except that any person, company or combination of persons or companies holding a sufficient number of New Common Shares or Diamondcorp Common Shares to affect materially the control of the Company or Diamondcorp respectively, will be restricted in reselling such shares pursuant to securities laws applicable in Canada.

EXEMPTION FROM U.S. REGISTRATION

The New Common Shares and Diamondcorp Common Shares to be issued to Shareholders pursuant to the Arrangement will not be registered under the 1933 Act and will be distributed in reliance upon the exemption from registration provided by
Section 3(a)(10) of the 1933 Act.

THE SECURITIES ISSUABLE IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES IN ANY STATE, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE PASSED ON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR AND ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INCOME TAX CONSIDERATIONS

The following is a general summary of the principal Canadian federal income tax considerations under the ITA generally applicable to holders of Common Shares who, for the purposes of the ITA, are resident in Canada, deal at arm's length with the Company and hold their Common Shares as capital property. It is not intended to be, and it should not be construed to be, advice to any particular person. Holders should consult with their own tax advisors with respect to their particular circumstances.

Generally, a holder of Common Shares will not realize a capital gain or capital loss on the Common Shares as a result of the implementation of the Arrangement, unless the holder chooses to recognize a capital gain or capital loss in the holder's income tax return for the year in which the Arrangement is implemented. Where a holder does not realize a capital gain or capital loss on its Common Shares as a result of the Arrangement, the holder's adjusted cost base of its Common Shares must be allocated between the New Common Shares and the Diamondcorp Common Shares. The allocation should be made on the basis of their relative fair market values. For a more detailed description of the Canadian federal income tax considerations, see "The Arrangement -Income Tax Considerations".

INVESTMENT CONSIDERATIONS

There is no assurance that a public market will continue in the New Common Shares or that a public market will develop for the Diamondcorp Common Shares after the Effective Date. See "Information Concerning the Company - Risk Factors".

APPLICATIONS TO STOCK EXCHANGE

The Company will apply to the Exchange to confirm the continued listing for trading of the New Common Shares, subject to the fulfillment of the customary listing requirements of the Exchange. The Company will also apply to the Exchange for the listing of the Reorganization Shares solely to facilitate completion of the Arrangement on a tax effective basis. Shareholders will have no lasting interest in the Reorganization Shares and the Reorganization Shares will not trade. After completion of the Arrangement, and before completion of the Proposed Financing, Diamondcorp intends to apply to the Exchange to list the Diamondcorp Common Shares.

RISK FACTORS

In evaluating the Arrangement, the Shareholders should carefully consider, in addition to the other information contained in this Circular, the risk factors associated with the Company and Diamondcorp, see Schedule "I" (Risk Factors).

There are risk factors associated with the transaction including (i) the fact that market reaction to the Arrangement, the future trading price of the New Common Shares and the trading price of the Diamondcorp Common Shares, if listed, cannot be predicted; (ii) uncertainty as to whether the Arrangement will have a positive impact on the entities involved in the transactions; (iii) the fact that the completion of the Arrangement will reduce the assets of the Company; and (iv) the fact that there is no assurance that the required approvals will be received or that Diamondcorp Common Shares will be listed on a stock exchange.

There are also risks associated with the businesses of the Company and Diamondcorp that should be considered by investors, including (i) the need for additional capital, principally through equity financing and the risk that such funds may not be raised; (ii) the speculative nature of exploration and early stages of the properties; (iii) the effect of changes in commodity prices; (iv) regulatory risk that development will not be acceptable for social, environmental or other reasons; (v) reliance on the management of the respective companies; (vi) the potential for conflicts of interest; and (vii) other risks associated with the particular companies as described in greater detail elsewhere in this Circular.

                                GLOSSARY OF TERMS

The following is a glossary of general  terms used  frequently  throughout  this
Circular:

"ARRANGEMENT" means the proposed arrangement under the Business Corporation Act, among the Company and the Shareholders and Diamondcorp and its shareholders, as described under the heading "The Arrangement - Details of the Arrangement".

"ARRANGEMENT AGREEMENT" means the agreement made as of August 3, 2006 between the Company and Diamondcorp, a copy of which is set forth in Schedule "B" to this Circular, and any amendments made thereto.

"ARRANGEMENT RESOLUTION" means the resolution, the full text of which is set forth in Schedule "A" to this Circular, to be considered, and if deemed advisable, passed, with or without variation, by the Shareholders at the Meeting.

"BONUS SHARES" means the 200,000 Common Shares of Diamondcorp to be issued and delivered to the Company in consideration of the Company providing the Working Capital Loan.

"BUSINESS CORPORATIONS ACT" means the BUSINESS CORPORATIONS ACT (British Columbia), S.B.C. 2002, c. 57, as amended, together with all regulations promulgated pursuant thereto.

"CIRCULAR" means this Management Information Circular.

"CLASS A SHARES" means the renamed and redesignated Common Shares under the Arrangement;

"COMMON SHARES" means the common shares without par value in the capital of the Company as presently constituted.

"COMPANY"  means  Amador  Gold  Corp.,  a  company   governed  by  the  Business
Corporations Act.

"COURT" means the Supreme Court of British Columbia.

"DIAMONDCORP" means Diamondcorp Resources Inc., a wholly owned subsidiary of the Company.

"DIAMONDCORP COMMON SHARES" means the common shares without par value in the capital of Diamondcorp.

"DIAMONDCORP SHARE COMMITMENT" means the covenant of Diamondcorp described in subsection 3.2(c) of the Arrangement Agreement to issue Diamondcorp Common Shares pursuant to Property Option Agreements to receive New Common Shares and Diamondcorp Common Shares, such Diamondcorp Common Shares to be issued on the basis of one Diamondcorp Common Share for every three New Common Shares issued.

"DIAMOND PROPERTIES" means the assets of the Company that are to be transferred to Diamondcorp pursuant to the Arrangement, which assets are described in Appendix 2 to Exhibit I of the Arrangement Agreement.

"DISSENTING SHAREHOLDERS" means Shareholders who validly exercise their rights of dissent provided to them with respect to the Arrangement to receive payment for their Common Shares in accordance with the Interim Order and the dissent provisions of the Business Corporations Act.

"EFFECTIVE DATE" means the date the notice of alteration under the Arrangement is accepted for filing by the Registrar to give effect to the Arrangement and amendments to the Company's Notice of Articles and Articles.

"EXCHANGE" means the TSX Venture Exchange.

"FINAL ORDER" means the order of the Court approving the Arrangement.

"FINANCING PRICE" means the estimated offering price per security to the public for securities of Diamondcorp in the Proposed Financing.

"INTERIM ORDER" means the order of the Court dated August 22, 2006 providing, among other things, for the calling and holding of the Meeting, a copy of which is annexed as Schedule "C" to this Circular.

"ITA" means the INCOME TAX ACT (Canada), as amended, together with all regulations promulgated pursuant thereto.

"LISTING DATE" means the date the Diamondcorp Common Shares are posted and called for trading on the Exchange.

"MEETING" means the special meeting of Shareholders to be held on September 21, 2006.

"NEW COMMON SHARES" means the common shares of the Company to be issued as part of the Arrangement.

"NEW OPTIONS" means the incentive stock options of the Company outstanding after giving effect to the Arrangement.

"NEW WARRANTS" means the share purchase warrants of the Company outstanding after giving effect to the Arrangement

"OPTIONS" means the options to purchase unissued Common Shares of the Company outstanding on the Effective Date.

"ORIGINAL EXERCISE PRICE" means the original exercise price of an Option or Warrant, as the case may be.

"OTHER MINERAL PROPERTIES" means the mineral property interests (exclusive of the Diamond Properties) held by the Company on the Effective Date.

"PLAN OF ARRANGEMENT" means the plan of arrangement set out as Exhibit I to the Arrangement Agreement which is annexed as Schedule "B" to this Circular, and any amendments or variation thereto.

"PROPERTY OPTION AGREEMENTS" means the outstanding property option agreements pursuant to which the Company may issue Common Shares on certain specified dates to the optionors under the agreements to maintain the agreement in good standing and is obligated to issue Common Shares after commercial production which agreements contain corporate reorganization terms which would entitle the optionor to receive New Common Shares and Diamondcorp Common Shares;

"PROPOSED FINANCING" means the proposed public or private financing to be completed by Diamondcorp prior to the Listing Date.

"RECORD DATE" means August 11, 2006.

"REGISTRAR" means the Registrar appointed under the Business Corporations Act.

"REORGANIZATION SHARES" means the reorganization shares without par value in the capital of the Company, which will be issued as part of the Arrangement as set forth in the Arrangement Agreement.

"SHARE DISTRIBUTION RECORD DATE" means the close of business on the date which determines the Company Shareholders entitled to receive share certificates representing Diamondcorp Common Shares under the Arrangement.

"SHAREHOLDERS" means holders of one or more Common Shares.

"TRANSFER AGENT" means Pacific Corporate Trust Company.

"WARRANTS" means the warrants to purchase unissued Common Shares issued and outstanding on the Effective Date.

"WORKING CAPITAL LOAN" means the loan of $100,000 by the Company to Diamondcorp, as referred to in Article 4 of Exhibit I of the Arrangement Agreement to enable Diamondcorp to conduct business prior to the Effective Date.

"WORKING CAPITAL LOAN BALANCE" means the balance of the Working Capital Loan outstanding from time to time.

"1933 ACT" means the United States SECURITIES ACT OF 1933.

                               GENERAL INFORMATION


SOLICITATION OF PROXIES

This Circular is furnished in connection with the solicitation of proxies by the Management of AMADOR GOLD CORP. (the "Company"), for use at the Special Meeting of Shareholders (the "Meeting") to be held on Thursday, September 21, 2006 at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof. It is expected that the solicitation will be primarily by mail; however, proxies may be solicited personally or by telephone by officers and employees of the Company. The cost of solicitation will be borne by the Company.

RECORD DATE

The directors of the Company have set the close of business on August 11, 2006 as the record date (the "Record Date") for determining which Shareholders shall be entitled to receive notice of and to vote at the Meeting. Only Shareholders of record as of the Record Date are entitled to receive notice of and to vote at the Meeting, unless after the Record Date, a Shareholder transfers its Common Shares and the transferee (the "Transferee"), upon establishing that the Transferee owns such Common Shares, requests in writing, at least 10 days prior to the Meeting or any adjournments thereof, that the Transferee may have his or her name included on the list of Shareholders entitled to vote at the Meeting, in which case the Transferee is entitled to vote such Common Shares at the Meeting. Such written request by the Transferee shall be filed with the Secretary of the Company, c/o Suite 711, 675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Proxy as Proxyholders are Management's representatives. A SHAREHOLDER HAS THE RIGHT TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM OR HER AT THE MEETING OTHER THAN THE PERSONS NAMED. TO EXERCISE THIS RIGHT, A SHAREHOLDER SHALL STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE PROXY AND INSERT THE DESIRED NAME IN THE BLANK SPACE PROVIDED, OR COMPLETE ANOTHER PROXY. A Proxy will not be valid unless it is deposited with the Company's registrar and transfer agent, Pacific Corporate Trust Company, 3rd Floor, 510 Burrard Street, Vancouver, BC V6C 3B9, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or adjournment thereof.

The Proxy must be signed and dated by the Shareholder or by the Shareholder's attorney in writing, or, if the Shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer.

Any registered Shareholder who has returned a Proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a Proxy may be revoked by instrument in writing, including a Proxy bearing a later date, executed by the registered Shareholder or by an attorney authorized in writing or, if the registered Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the Proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournments thereof, or with the chairman of the Meeting on the day of the Meeting. ONLY REGISTERED SHAREHOLDERS HAVE THE RIGHT TO REVOKE A PROXY. NON-REGISTERED HOLDERS WHO WISH TO CHANGE THEIR VOTE MUST, AT LEAST 7 DAYS BEFORE THE MEETING, ARRANGE FOR THEIR RESPECTIVE INTERMEDIARIES TO REVOKE THE PROXY ON THEIR BEHALF.

BENEFICIAL HOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many Shareholders as a substantial number of shareholders do not hold Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name ("Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Beneficial Shareholder's name on the records of the Company. Such Common Shares will more likely be registered under the name of the Beneficial Shareholder's broker or an agent of that broker. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depositary Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholders. THEREFORE, BENEFICIAL SHAREHOLDERS SHOULD ENSURE THAT INSTRUCTIONS RESPECTING THE VOTING OF THEIR COMMON SHARES ARE COMMUNICATED TO THE APPROPRIATE PERSON.

Applicable regulatory policies require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered Shareholders by the Company. However, its purpose is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("ADP"). ADP typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the forms to ADP, or otherwise communicate voting instructions to ADP (by way of the internet or telephone, for example). ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A BENEFICIAL SHAREHOLDER WHO RECEIVES AN ADP VOTING INSTRUCTION FORM CANNOT USE THAT FORM TO VOTE COMMON SHARES DIRECTLY AT THE MEETING. THE VOTING INSTRUCTION FORM MUST BE RETURNED TO ADP (OR INSTRUCTIONS RESPECTING THE VOTING OF COMMON SHARES MUST BE COMMUNICATED TO ADP) WELL IN ADVANCE OF THE MEETING IN ORDER TO HAVE THE COMMON SHARES VOTED.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Common Shares in that capacity. BENEFICIAL SHAREHOLDERS WHO WISH TO ATTEND AT THE MEETING AND
INDIRECTLY VOTE THEIR COMMON SHARES AS PROXYHOLDER FOR THE REGISTERED SHAREHOLDER SHOULD ENTER THEIR OWN NAMES IN THE BLANK SPACE ON THE INSTRUMENT OF PROXY PROVIDED TO THEM AND RETURN THE SAME TO THEIR BROKER (OR THE BROKER'S AGENT) IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED BY SUCH BROKER (OR AGENT), WELL IN ADVANCE OF THE MEETING. ALTERNATIVELY, A BENEFICIAL SHAREHOLDER MAY REQUEST IN WRITING THAT THEIR BROKER SEND TO THE BENEFICIAL SHAREHOLDER A LEGAL PROXY WHICH WOULD ENABLE THE BENEFICIAL SHAREHOLDER TO ATTEND AT THE MEETING AND VOTE THEIR COMMON SHARES.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed Proxy will vote the Common Shares in respect of which they are appointed. Where directions are given by the Shareholder in respect of voting for or against any resolution, the proxyholders will do so in accordance with such direction.

IF NO CHOICE IS SPECIFIED BY A SHAREHOLDER WITH RESPECT TO MATTERS IDENTIFIED IN THE PROXY OR ANY AMENDMENT OR VARIATION TO SUCH MATTER, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE PROXY WILL VOTE IN FAVOUR OF THE MOTIONS PROPOSED TO BE MADE AT THE MEETING AND FOR SUBSTITUTE NOMINEES OF MANAGEMENT FOR DIRECTORS, IF NECESSARY. The Proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to the matters which may properly be brought before the Meeting. At the time of printing this Circular, Management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting; however, if any other matters which are not now known to Management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominee.

In order to approve a motion proposed at the Meeting, a majority of greater than 50% of the votes cast will be required (an "Ordinary Resolution") unless the motion requires a "Special Resolution", in which case a majority of not less than 66 and 2/3% of the votes cast will be required.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As of August 11, 2006, an aggregate of 60,020,748 Common Shares were issued and outstanding, each Common Share carrying the right to one vote. Only Shareholders of record at the close of business on August 11, 2006, who either personally attend the Meeting or who have completed and delivered a Proxy in the manner and subject to the provisions described above, will be entitled to vote or to have their Common Shares voted at the Meeting. Each Common Share entitles the holder thereof to one vote.

To the knowledge of the directors and senior officers of the Company, there are no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over Common Shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company other than as follows:

---------------------------- --------------------- -----------------------------
                                                          PERCENTAGE OF
                                   NUMBER OF                ISSUED AND
NAME OF SHAREHOLDER                 SHARES                 OUTSTANDING
---------------------------- --------------------- -----------------------------

CDS & Co (1)                      37,701,645                  62.8%
P.O Box 1038
Station A, 25 The Esplanade
Toronto, Ontario
M5W 1G5
---------------------------- --------------------- -----------------------------

Richard Hughes                    6,735,000                   11.2%
---------------------------- --------------------- -----------------------------
(1) Management is unaware of the beneficial ownership of the shares registered in the above name although certain of these figures may include shares of management registered in brokerage houses.


The above information was supplied by Management and by the Registrar and Transfer Agent for the Company.

                                 THE ARRANGEMENT


PURPOSE OF THE ARRANGEMENT

The Company was incorporated in British Columbia under the COMPANY ACT (British Columbia) on October 24, 1980 as Golden Trend Energy Ltd. On January 9, 1991, it changed its name from Golden Trend Energy Ltd. to World Power Bike Inc. On March 13, 2000, it changed its name from World Power Bike Inc. to Parkside 2000
Resources  Corp.  On May 16,  2003,  it  changed  its name  from  Parkside  2000
Resources Corp. to Amador Gold Corp. The Company is listed on the TSX Venture Exchange. The Company is a reporting issuer in British Columbia and Alberta and it files its annual and interim financial statements, management's discussion & analysis and other continuous disclosure documents with the securities commissions or similar regulatory authorities in each such province. These public disclosure documents are available on the SEDAR website: www.sedar.com. For a description of the business to be carried on by the Company following the completion of the Arrangement, see Schedule "G" (Information Concerning the Company After the Arrangement).

Diamondcorp was incorporated under the Business Corporations Act on August 2, 2006 in order to take part in the Arrangement. Prior to giving effect to the Arrangement, Diamondcorp had no operations. For a description of the business to be carried on by Diamondcorp following the completion of the Arrangement, see Schedule "H" (Information Concerning Diamondcorp After the Arrangement).

The Company has several gold, diamond, silver and base metal property interests located in Canada. The Company's gold properties are located in Ontario (Kenora Gold Project, Glass Township Property, Todd Township Property, Maskootch Lake Property, Thompson Property, Ajax Property, Strathy Township Property, Hunter Gold Property and Horwood Properties), British Columbia (Connor Creek Property), Quebec (Magnum Property) and New Brunswick (Tetagouche Property). The Company's diamond properties are all located in Ontario (Chapleau Diamond Project and Savard - Sharpe Property). The Company's silver properties are all located in Ontario and include the Kell Mine Property, Silver Strike Property, Silverclaim Property, Hudson Bay Silver Mine Property, Capitol Silver Property and Willet Property. The Company's base metal properties are located in Ontario (Mennin Lake Property, Banting Chambers Property, Fripp Property and East Breccia Property).

The purpose of the Arrangement is to restructure the Company by separating the Company's Diamond Properties from the Company's Other Mineral Properties by transfering the Diamond Properties to Diamondcorp. The Arrangement will provide both the Company and Diamondcorp with the ability to more effectively finance, utilize and exploit their respective assets. Management also feels that by separating its assets into two companies and providing Shareholders with proportionate interests in those companies, Shareholder value will be maximized. The separation will enable the Company to focus on the development of the Other Mineral Properties and to allow Diamondcorp to focus on separately financing and exploring the Diamond Properties.

DETAILS OF THE ARRANGEMENT

THE FOLLOWING DESCRIPTION OF THE ARRANGEMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE ARRANGEMENT AGREEMENT, A COPY OF WHICH IS ATTACHED AS SCHEDULE "B" TO THIS CIRCULAR.

Pursuant to the Arrangement Agreement, the Company has agreed to transfer the Diamond Properties to Diamondcorp. This transfer will be effective pursuant to the Arrangement. Under the Arrangement, the existing Shareholders, in exchange for their Common Shares, will ultimately receive three (3) New Common Shares and one (1) Diamondcorp Common Share for every three (3) Common Shares held on the Effective Date.

The Board of Directors approved the Arrangement on July 7, 2006 and authorized the making of an application to the Court for the calling of the Meeting. Provided all conditions to implement the Arrangement are satisfied, the appropriate votes of Shareholders' authorizing the implementation of the Arrangement are obtained and the Final Court Order is obtained, the following steps will occur as an arrangement as contemplated in Section 288 of the Business Corporations Act, one immediately after the other:

(a)      The authorized share capital of the Company shall be altered by:

         (i) renaming and redesignating all of the issued and unissued Common Shares as Class A Common Shares (the "Class A Shares");

         (ii) creating an unlimited number of common shares without par value (the "New Common Shares"); and

         (iii) creating an unlimited number of reorganization shares without par value (the "Reorganization Shares");

         The Class A Shares and Reorganization Shares of the Company shall have the special rights and restrictions set out in the Company's Articles. The Company's Articles shall be amended by adding, as Article 27 of the Articles, the rights and restrictions set out in Appendix 1 to Exhibit I of the Arrangement Agreement and the Company's Notice of Articles shall be amended to reflect such alterations;

(b) Each three (3) issued and outstanding Class A Shares, except those held by dissenting holders, shall be exchanged for three (3) New Common Shares and one (1) Reorganization Share. In connection with such exchange, no fractional New Common Shares or Reorganization Shares shall be issued and fractions shall be resolved by rounding down. No share certificate representing the Reorganization Shares will be issued. NO NEW SHARE CERTIFICATES WILL BE ISSUED FOR THE NEW COMMON SHARES ISSUED PURSUANT TO THE ARRANGEMENT AND THEREFORE HOLDERS OF COMMON SHARES MUST RETAIN THEIR CERTIFICATES AS EVIDENCE OF THEIR OWNERSHIP OF NEW COMMON SHARES. Certificates representing, on their face, Common Shares will constitute good delivery in connection with the sale of New Common Shares completed through the facilities of the Exchange after the Effective Date.

(c) The exercise price of all outstanding Options shall be adjusted and the Options shall be separated so as to be exercisable separately into New Common Shares and Diamondcorp Common Shares. Each whole Option outstanding on the Effective Date will be exchanged for one whole new Company Option (a "New Option") and one third of a Diamondcorp Option. No fractional New Options or Diamondcorp Options shall be issued and fractions shall be resolved by rounding down. The exercise prices of the New Options and Diamondcorp Options will be based on the Original Exercise Price of the original Option. Each whole New Option will entitle the holder to acquire one New Common Share at a price equal to 80% of the Original Exercise Price. Each whole Diamondcorp Option will entitle the holder to acquire one Diamondcorp Common Share at a price equal to 20% of the Original Exercise Price multiplied by three (3). The expiry dates of the Options and other material terms thereof shall not be affected by the Arrangement.

(d) The exercise price of all outstanding Warrants shall be adjusted and the Warrants shall be separated so as to be exercisable separately into New Common Shares and Diamondcorp Common Shares. Each whole WARRANT outstanding on the Effective Date will be exchanged for one whole new Company Warrant (a "New Warrant") and one third of a Diamondcorp Warrant. No fractional New Warrants or Diamondcorp Warrants shall be issued and fractions shall be resolved by rounding down. The exercise prices of the New Warrants and Diamondcorp

         Warrants will be based on the Original Exercise Price of the original Warrant. Each whole New Warrant will entitle the holder to acquire one New Common Share at a price equal to 80% of the Original Exercise Price. Each whole Diamondcorp Warrant will entitle the holder to acquire one Diamondcorp Common Share at a price equal to 20% of the Original Exercise Price multiplied by three (3). The expiry dates of the Warrants and other material terms thereof shall not be affected by the Arrangement.

(e) Each holder of Reorganization Shares will exchange and transfer all of its Reorganization Shares to Diamondcorp for consideration consisting solely of one Diamondcorp Common Share issued by Diamondcorp for each Reorganization Share so exchanged.

(f) All of the Reorganization Shares owned by Diamondcorp shall be redeemed for their aggregate redemption value as determined by the Board of Directors of the Company and such redemption value shall be satisfied in full by the transfer by the Company to Diamondcorp of the Diamond Properties and the Reorganization Shares shall be cancelled.

(g) The Class A Shares and Reorganization Shares, none of which will be allotted and issued once the steps referred to in paragraphs 5.1(b) and
         (f) of the Plan of Arrangement are completed, shall be cancelled and the authorized capital of the Company shall be diminished by deleting the Class A Shares and Reorganization Shares. Article 27 of the Company's Articles shall be deleted and the Notice of Articles of the Company shall be amended accordingly.

(h) At the time of transfer of the Diamond Properties, Diamondcorp shall issue the Bonus Shares.

(i) The single Diamondcorp Common Share issued prior to the Effective Date and held by the Company will be purchased for cancellation for $1.00.

Diamondcorp shall make all commercially reasonable efforts following completion of the matters referred to in items (a) to (i) above to complete a public or a private placement offering of units of Diamondcorp at an estimated offering price of $0.10 per unit to raise a total of approximately $750,000 for exploration work on the Diamond Properties and for additional working capital. Each unit will be comprised of one Diamondcorp Common Share and one share purchase warrant entitling the holder to purchase one additional Diamondcorp Common Share at the Financing Price for a period of two years from the date of issuance. The exact Financing Price and gross proceeds to be raised will be set by negotiation between Diamondcorp and the offering agent. In addition, Diamondcorp will apply to the Exchange to have all issued Diamondcorp Common Shares posted and called for trading on the Exchange.

The Company has entered into a loan agreement with Diamondcorp to advance to Diamondcorp $100,000 to be used by Diamondcorp for necessary working capital and to meet expenses prior to the Effective Date. The Working Capital Loan bears interest from the date of each advance to the day of repayment at the rate of 5% per annum with interest being added to the principal on each annual anniversary of the date of advance or at such time otherwise as may be provided for in the loan agreement. The entire Working Capital Loan and interest accrued from such advance shall be repaid in cash on August 3, 2007 or at the option of Diamondcorp may be repaid earlier, provided 30 days prior written notice is given to the Company. At any time prior to repayment, whether before or after a notice of prepayment has been given, the Loan Balance or any portion thereof may be converted into units of securities ("Unit") at a per Unit conversion price equal to the Financing Price, with each Unit consisting of one Diamondcorp Common Share and one share purchase warrant, with each warrant entitling the Company to purchase one additional Diamondcorp Common Share at a price equal to the Financing Price for a period of two years from the date of issuance of the Units.

Conversion by the Company of the Working Capital Loan into securities of Diamondcorp may be made in whole or in part at the discretion of the Company. If made in part, the right of conversion shall remain in force with respect to the portion of the Loan Balance not converted as above.

In consideration for providing the Working Capital Loan, Diamondcorp will issue to the Company 200,000 Diamondcorp Common Shares (the "Bonus Shares).

As a result of the foregoing and on the Effective date, two companies will exist, the Company and Diamondcorp. Diamondcorp will own all of the Diamond Properties and related infrastructure and information and the Company will continue to hold the Other Mineral Properties. Except for the Company who will acquire Bonus Shares, shareholders (other than Dissenting Shareholders) and unexercised Option and Warrant holders will own or have the right to acquire the same proportional interest in both the Company and Diamondcorp as they held previously in the Company.

Assuming the Proposed Financing is fully subscribed, Diamondcorp will have available funds of approximately $750,000, being the net proceeds of the offering and the Working Capital Loan.

The corporate restructuring of the Company by way of a plan of arrangement will permit the distribution of Diamondcorp Common Shares to occur on a tax-deferred basis for most Canadian Shareholders. See "The Arrangement -Income Tax Considerations".

Assuming the Shareholders and the Court approve the Arrangement, the directors of the Company will still have discretion as to whether to complete the Arrangement and may by resolution of directors, determine not to proceed with the Arrangement. At the present time, the directors of the Company do not anticipate that this discretion will be exercised, and intend to complete the Arrangement. See "The Arrangement - Amendment and Termination of the Arrangement Agreement".

RECOMMENDATIONS OF THE BOARD OF DIRECTORS

The Board of Directors of the Company approved the Arrangement and recommended and authorized the submission of the Arrangement to the Company's Shareholders and the Court for approval. THE BOARD OF DIRECTORS OF THE COMPANY HAS CONCLUDED THAT THE ARRANGEMENT IS IN THE BEST INTERESTS OF THE COMPANY AND THE COMPANY'S SHAREHOLDERS, AND RECOMMENDS THAT THE COMPANY SHAREHOLDERS VOTE IN FAVOUR OF THE ARRANGEMENT RESOLUTION PROPOSED TO BE PASSED AT THE MEETING AS SET FORTH IN THE NOTICE OF MEETING.

In reaching this conclusion, the Board of Directors of the Company considered the benefits to the Company and the Company's Shareholders, as well as the financial position, opportunities and the outlook for the future potential of the Company and Diamondcorp, respectively.

FAIRNESS OF THE ARRANGEMENT

The Arrangement was determined to be fair to the Shareholders by the Board of Directors based upon the following factors, among others:

(a) under the terms of the Arrangement, all Shareholders (other than Dissenting Shareholders), Option and Warrant holders will be treated equally as to participation in the Arrangement and the distribution ratio will be the same for all participating Shareholders;

(b) the terms of the Arrangement will result in holders of Common Shares, Options and Warrants continuing to own their proportionate voting and equity interests in all of the assets currently held by the Company, through the Company's ownership in Diamondcorp and each Shareholder's respective ownership of or right to acquire New Common Shares and Diamondcorp Common Shares;

(c) the procedures by which the Arrangement will be approved include the requirement for approval by the Court after a hearing at which fairness will be considered;

(d) Shareholders will be given a separate interest in the Diamond Properties and the Other Mineral Properties through their ownership of the Diamondcorp Common Shares and the New Common Shares respectively. This will provide for the financing and development of these properties in ways which are less dilutive to the interests of the Shareholders; and

(e) rights of dissent are available to Shareholders pursuant to the Business Corporations Act.

CORPORATE STRUCTURE

Presented below is the corporate structure of the Company before and after completion of the Arrangement:

            Corporate structure immediately prior to the Arrangement

                        ----------------------------------

                                  SHAREHOLDERS

                        -----------------------------------
                                        | 100%
                        ----------------------------------

                                AMADOR GOLD CORP.

                        ----------------------------------
                                        | 100%
                        ----------------------------------

                           DIAMONDCORP RESOURCES INC.

                        ----------------------------------

              Corporate structure immediately following Arrangement
                        (inclusive of Proposed Financing)

 ----------------------     -------------------      --------------------------
                                                       ADDITIONAL SHAREHOLDERS
     SHAREHOLDERS               SHAREHOLDERS               AS A RESULT OF
                                   72.3%                 PROPOSED FINANCING
                                                                27.0%
 ----------------------     -------------------      --------------------------
           |                               \                        /
           |                                \                      /
 ----------------------                   ---------------------------------
                       |      0.7%        |
  AMADOR GOLD CORP.(1) |----------------- | DIAMONDCORP RESOURCES INC.(2)
                       |                  |
 ----------------------                   ---------------------------------

(1) Holding the Other Mineral Properties, 200,000 shares of Diamondcorp and conversion rights under the Working Capital Loan.
(2) Holding the Diamond Properties plus approximately $750,000 in working capital.

AUTHORITY OF BOARD OF DIRECTORS OF THE COMPANY

By passing the Arrangement Resolution approving the Arrangement, Company Shareholders will also be giving authority to the Board of Directors of the Company to use its best judgment to proceed with and cause the Company to complete the Arrangement in the event of any variation of, or amendments to, the Arrangement Agreement, without any requirement to seek or obtain any further approval of Company Shareholders.

The Arrangement Resolution also provides that the Plan of Arrangement may be amended by the Board of Directors of the Company before or after the Meeting without further notice to Company Shareholders. The Board of Directors has no current intention to amend the Plan of Arrangement; however, it is possible that management of the Company may determine, on the basis set forth below, that it is appropriate that amendments be made.

CONDITIONS TO THE ARRANGEMENT BECOMING EFFECTIVE

The Directors of each of the Company and Diamondcorp have authorized the entering into, and both companies have entered into, the Arrangement Agreement. A copy of the Arrangement Agreement is annexed as Schedule "B" to this Circular and a copy of the Plan of Arrangement is attached as Exhibit I to the Arrangement Agreement.

The Final Order approving the fairness of the terms and conditions of the Arrangement will constitute the basis for an exemption for the registration and prospectus requirements under the SECURITIES ACT (British Columbia) and the 1933 ACT, as amended, with respect to the securities to be issued under the Arrangement.

Pursuant to the Arrangement Agreement, the respective obligations of the Company and Diamondcorp to complete the Arrangement are also subject to the satisfaction of, among other things, the following conditions:

(a)      the  Arrangement  must  receive the  approval of the  Shareholders,  as
         described  under  "The  Arrangement  -  Shareholder   Approval  of  the
         Arrangement";

(b) the Arrangement must be approved by the Court, as described under "The Arrangement - Court Approval of the Arrangement";

(c) no action shall have been instituted and be continuing on the Effective date for an injunction to restrain, a declaratory judgment in respect of, or damages on account of or relating to the Arrangement, and no cease trading or similar order with respect to any securities of the Company or Diamondcorp shall have been issued and remain outstanding;

(d)      the Company and  Diamondcorp  shall have received all necessary  orders
         and  ruling  from  various   securities   commissions   and  regulatory
         authorities in the relevant provinces of Canada, where required;

(e) the Exchange shall have conditionally approved the Arrangement, including the listing of the Class A Shares in substitution for the Common Shares, the delisting of the Class A Shares, the listing of the New Common Shares and Reorganization Shares issuable on the Arrangement, the delisting of the Reorganization Shares, subject to compliance with the listing requirements of the Exchange;

(f)      the New Common  Shares  shall  continue to be listed for trading on the
         TSX  Venture   Exchange,   subject  to  compliance   with  the  listing
         requirements of the Exchange;

(g) all other material consents, waivers, orders and approvals, including regulatory approvals and orders necessary for the completion of the Arrangement shall have been obtained or received as determined by the Company;

(h)      none of the consents,  waivers, orders or approvals contemplated herein
         shall   contain   conditions   or   require   undertakings   considered
         unsatisfactory or unacceptable by the Company; and

(i) the Arrangement Agreement has not been terminated as provided for therein.

Management believes that all material consents, orders, regulations, approvals or assurances required for the completion of the Arrangement will be obtained prior to the Effective Date in the ordinary course and upon application therefore.

Upon fulfillment of the foregoing conditions, the Board of Directors intends to file with the Registrar amendments to the Notice of Articles and Articles of the Company and such other materials as may be required by the Business Corporations Act in order to complete the Arrangement. The Effective Date will be the date set out in such filings.

The obligations of each of the Company and Diamondcorp to complete the transactions contemplated by the Arrangement Agreement are further subject to the condition, which may be waived by any such party without prejudice to its right to rely on any other condition in its favour, that each and every one of the covenants of the other parties thereto to be performed on or before the Effective Date pursuant to the terms of the Arrangement Agreement shall have been duly performed by each of them and that, except as affected by the transactions contemplated by the Arrangement Agreement, the representations and warranties of such other parties thereto shall be true and correct in all material respects as at such Effective Date, with the same effect as if such representations and warranties had been made at and as of such time, and each such party shall have received a certificate, dated the Effective Date, of a senior officer of each other party confirming the same.


SHAREHOLDER APPROVAL OF ARRANGEMENT

As provided in the Interim Order, the Arrangement Resolution must be passed with or without variation by the Shareholders present at the Meeting, either in person or by proxy, by at least 66 and 2/3% of the votes cast at the Meeting before the Arrangement can be implemented. Accordingly, Shareholders will be asked to pass a special resolution (the "Arrangement Resolution") substantially in the form set out in Schedule "A" to this Circular.

The sole shareholder of Diamondcorp is the Company, which has approved the Arrangement. Pursuant to the Arrangement, the single Diamondcorp Common Share currently held by the Company will be cancelled.

If the Arrangement Resolution is not passed by an adequate majority of eligible votes at the Meeting, the Arrangement will not be completed, and the Company will continue to hold and manage its project areas in the same manner as it presently does.

COURT APPROVAL OF ARRANGEMENT

The Business Corporations Act provides that the Arrangement requires court approval. Prior to the mailing of this Circular, the Company obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters. A copy of the Interim Order is attached as Schedule "C". The Notice of Petition for the Final Order can be found in the materials included with Schedule "E" of this Circular.

THE  HEARING  IN  RESPECT  OF THE  FINAL  ORDER IS  ESTIMATED  TO TAKE  PLACE ON
SEPTEMBER 26, 2006, BEFORE THE COURT, PROVIDED SHAREHOLDER APPROVAL OF THE ARRANGEMENT IS OBTAINED AT THE MEETING. AT THIS HEARING, ALL SHAREHOLDERS WHO WISH TO PARTICIPATE OR BE REPRESENTED OR PRESENT EVIDENCE OR ARGUMENT MAY DO SO, SUBJECT TO FILING A NOTICE OF APPEARANCE AND SATISFYING OTHER REQUIREMENTS. A SHAREHOLDER WISHING TO APPEAR BEFORE THE COURT SHOULD SEEK LEGAL ADVICE.

Counsel to the Company has advised in respect of the Arrangement, that the Court has broad discretion under the Business Corporations Act when making orders in respect of the Arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit.

PROPOSED TIMETABLE FOR ARRANGEMENT

The anticipated timetable for the completion of the Arrangement and the key dates proposed are as follows:

----------------------------------------------------------- --------------------

Special Meeting Date                                        September 21, 2006
----------------------------------------------------------- --------------------

Final Court Approval                                        September 26, 2006
----------------------------------------------------------- --------------------

Share Distribution Record Date                              September 29, 2006
----------------------------------------------------------- --------------------

Effective Date                                              October 6, 2006
----------------------------------------------------------- --------------------

Mailing of Certificates for Diamondcorp Common Shares       October 7, 2006
----------------------------------------------------------- --------------------

Completion of Diamondcorp Private Placement                 October 20, 2006
----------------------------------------------------------- --------------------

Listing of Diamondcorp Common Shares (1)                    November 6, 2006
----------------------------------------------------------- --------------------
(1)      Subject to regulatory approval.

The Boards of Directors of the Company and Diamondcorp will determine the exact Effective Date depending on when all the conditions to the completion of the Arrangement are satisfied. Notice of the actual Share Distribution Record Date and Effective Date will be given to Company Shareholders through a news release when all the conditions to the Arrangement have been met or when the Court and the Board of Directors of the Company are of the view that all transactions will be completed.

DELIVERY OF SHARE CERTIFICATES

The Share Distribution Record Date represents the date that determines those Company Shareholders who will be entitled to receive certificates representing Diamondcorp Common Shares. After the Share Distribution Record Date, the share certificates representing, on their face, Company Common Shares are deemed to represent only New Common Shares. Before the Share Distribution Record Date, the share certificates representing, on their face, Company Common Shares are deemed under the Plan of Arrangement to represent New Common Shares and an entitlement to Diamondcorp Common Shares in accordance with the terms of the Arrangement. As soon as practicable after the Effective Date, share certificates representing the Diamondcorp Common Shares will be sent to all Company Shareholders of record as of the Share Distribution Record Date.

NO NEW SHARE CERTIFICATES WILL BE ISSUED FOR THE NEW COMMON SHARES ISSUED PURSUANT TO THE ARRANGEMENT AND THEREFORE HOLDERS OF COMPANY COMMON SHARES MUST RETAIN THEIR CERTIFICATES AS EVIDENCE OF THEIR OWNERSHIP OF NEW COMMON SHARES. Certificates representing, on their face,

Company Common Shares will constitute good delivery in connection with the sale of New Common Shares completed through the facilities of the Exchange after the Effective Date.

AMENDMENT AND TERMINATION OF THE ARRANGEMENT AGREEMENT

The Arrangement Agreement provides that it may be amended in a manner not materially prejudicial to the Shareholders by written agreement of the Company and Diamondcorp before or after the Meeting but prior to the Effective Date without further notice to the Shareholders.

The Arrangement Agreement may, at any time before or after the holding of the Meeting but no later than the Effective Date, be terminated by the Board of Directors without further notice to, or action on the part of Shareholders.

Without limiting the generality of the foregoing, the Board of Directors may terminate the Arrangement Agreement:

(a) if immediately prior to the Effective Date, there are, in the sole judgement of the Board of Directors, an unacceptable number of Dissenting Shareholders who have not abandoned their right of dissent provided for in the Plan of Arrangement; or

(b) if prior to the Effective Date of the Arrangement there is any material change in the business, operations, property, assets, liabilities or condition, financial or otherwise, of the Company or Diamondcorp, or any change in general economic conditions, interest rates or any outbreak or material escalation in, or the cessation of, hostilities or any other calamity or crisis, or there should develop, occur or come into effect any occurrence which has a material effect on the financial markets of Canada and the board of directors determines in its sole judgment that it would be inadvisable in such circumstances for the Company to proceed with the Arrangement.


EFFECT OF ARRANGEMENT ON EXISTING SHARE COMMITMENTS

OPTIONS AND WARRANTS

As of the date hereof, the Company has outstanding Warrants and Options entitling warrantholders, directors, officers, employees and consultants to purchase up to an aggregate of 44,567,521 Common Shares at exercise prices ranging from $0.10 to $0.20 per Common Share and expiring on dates ranging from December 8, 2006 to July 6, 2011.

As at the date hereof, the Company had an aggregate of 5,984,000 Options outstanding to purchase Common Shares at exercise prices ranging from $0.10 to $0.20, as follows, with no assurance that any of the Options will be exercised in whole or in part:

------------------------ ------------------------ ------------------------------

        NUMBER                EXERCISE PRICE             EXPIRATION DATE
------------------------ ------------------------ ------------------------------

        255,000                   $0.10                  October 8, 2007
------------------------ ------------------------ ------------------------------

        85,000                    $0.20                 December 18, 2007
------------------------ ------------------------ ------------------------------

        248,000                   $0.20                   March 2, 2008
------------------------ ------------------------ ------------------------------

        50,000                    $0.20                   June 16, 2008
------------------------ ------------------------ ------------------------------

        430,000                   $0.20                  January 5, 2009
------------------------ ------------------------ ------------------------------

------------------------ ------------------------ ------------------------------

        NUMBER                EXERCISE PRICE             EXPIRATION DATE
------------------------ ------------------------ ------------------------------

       1,510,000                  $0.10                   July 28, 2010
------------------------ ------------------------ ------------------------------

       1,331,000                  $0.10                 November 17, 2010
------------------------ ------------------------ ------------------------------

        635,000                   $0.20                 February 2, 2011
------------------------ ------------------------ ------------------------------

       1,440,000                  $0.15                   July 6, 2011
------------------------ ------------------------ ------------------------------


As at the date hereof, the Company had an aggregate of 38,583,521 Warrants outstanding to purchase Common Shares at exercise prices ranging from $0.10 to $0.14 as follows, with no assurance that any of the Warrants will be exercised in whole or in part:

------------------------ ------------------------ ------------------------------

        NUMBER                EXERCISE PRICE             EXPIRATION DATE
------------------------ ------------------------ ------------------------------

        1,245,000                 $0.14                  December 8, 2006
------------------------ ------------------------ ------------------------------

        4,730,688                 $0.13                 December 23, 2006
------------------------ ------------------------ ------------------------------

         900,000                  $0.10                 March 23, 2007 (2)
------------------------ ------------------------ ------------------------------

         750,000                  $0.10                    June 3, 2007
------------------------ ------------------------ ------------------------------

       11,940,000                 $0.10                  October 7, 2007
------------------------ ------------------------ ------------------------------

        5,550,000                 $0.10                  January 17, 2008
------------------------ ------------------------ ------------------------------

       13,467,833                 $0.20                    May 17, 2008
------------------------ ------------------------ ------------------------------


Warrants that have expired prior to the Effective Date will not be separated and adjusted. No additional Warrants are planned for issuance prior to the Effective Date.

The Plan of Arrangement contemplates the adjustment of the exercise price of all outstanding Options and Warrants. Each Option and Warrant will be separated so as to be exercisable separately into New Common Shares and Diamondcorp Common Shares. Each whole Option outstanding on the Effective Date will be exchanged for one whole New Option and one third of an Diamondcorp Option and each whole Warrant outstanding on the Effective Date will be exchanged for one whole New Warrant and one third of an Diamondcorp Warrant. The exercise prices of the New Options, Diamondcorp Options, New Warrants and Diamondcorp Warrants will be based on the exercise price (the "Original Exercise Price") of the original Option or Warrant, as the case may be. Each whole New Option will entitle the holder to acquire one New Common Share at a price equal to 80% of the Original Exercise Price. Each whole Diamondcorp Option will entitle the holder to acquire one Diamondcorp Common Share at a price equal to 20% of the Original Exercise Price multiplied by three (3). Each whole New Warrant will entitle the holder to acquire one New Common Share at a price equal to 80% of the Original Exercise Price. Each whole Diamondcorp Warrant will entitle the holder to acquire one Diamondcorp Common Share at a price equal to 20% of the Original Exercise Price multiplied by three (3).

The expiry dates of Options and Warrants and other material terms thereof will not be affected by the Arrangement.

OPTIONS ARE PRIMARILY HELD BY INSIDERS OF THE COMPANY. AS A RESULT OF THE FOREGOING SEPARATION AND RECALCULATION OF OPTIONS, INSIDERS WILL HOLD SHARE PURCHASE OPTIONS IN DIAMONDCORP WITH EXERCISE PRICES LESS THAN THE FINANCING PRICE. The effect of the Arrangement on Options is illustrated by the following table:

---------------------------- ---------------------------- ------------------------- --------------------------
                              EXISTING OPTION EXERCISE      NUMBER OF OPTIONS AND     NUMBER OF OPTIONS AND
                              PRICE TO PURCHASE COMMON        EXERCISE PRICE TO     EXERCISE PRICE TO PURCHASE
   EXISTING OPTIONS OF         SHARES OF THE COMPANY       PURCHASE COMMON SHARES   DIAMONDCORP COMMON SHARES
      THE COMPANY             PRIOR TO THE ARRANGEMENT        POST-ARRANGEMENT          POST-ARRANGEMENT
---------------------------- ---------------------------- ------------------------- --------------------------
      255,000 Options                   $0.10                  255,000@$0.08              85,000@$0.06
---------------------------- ---------------------------- ------------------------- --------------------------

      85,000 Options                    $0.20                   85,000@$0.16              28,333@$0.12
---------------------------- ---------------------------- ------------------------- --------------------------

      248,000 Options                   $0.20                  248,000@$0.16              82,666@$0.12
---------------------------- ---------------------------- ------------------------- --------------------------

      50,000 Options                    $0.20                   50,000@$0.16              16,666@$0.12
---------------------------- ---------------------------- ------------------------- --------------------------

      430,000 Options                   $0.20                  430,000@$0.16              143,333@$0.12
---------------------------- ---------------------------- ------------------------- --------------------------

     1,510,000 Options                  $0.10                 1,510,000@$0.08             503,333@$0.06
---------------------------- ---------------------------- ------------------------- --------------------------

     1,331,000 Options                  $0.10                 1,331,000@$0.08             443,666@0.06
---------------------------- ---------------------------- ------------------------- --------------------------

      635,000 Options                   $0.20                  635,000@$0.16              211,666@$0.12
---------------------------- ---------------------------- ------------------------- --------------------------

     1,440,000 Options                  $0.15                 1,440,000@$0.12             480,000@$0.09
---------------------------- ---------------------------- ------------------------- --------------------------

 TOTAL OPTIONS: 5,984,000                                    TOTAL NEW OPTIONS:         TOTAL DIAMONDCORP
                                                                 5,984,000             OPTIONS: 1,994,663
---------------------------- ---------------------------- ------------------------- --------------------------

(1) Prior to the Listing Date, any outstanding Diamondcorp Options held by insiders of Diamondcorp will be repriced (a) if the Proposed Financing is a public offering, to the Financing Price or (b) if the Proposed Financing is a private placement offering, to such other price as may be acceptable to the regulatory authorities.

The effect of the Arrangement on Warrants is illustrated by the following table:

---------------------------- ---------------------------- ------------------------- --------------------------
                               EXISTING WARRANT EXERCISE    NUMBER OF WARRANTS AND    NUMBER OF WARRANTS AND
                               PRICE TO PURCHASE COMMON        EXERCISE PRICE TO    EXERCISE PRICE TO PURCHASE
  EXISTING WARRANTS OF          SHARES OF THE COMPANY       PURCHASE COMMON SHARES   DIAMONDCORP COMMON SHARES
      THE COMPANY              PRIOR TO THE ARRANGEMENT        POST-ARRANGEMENT         POST-ARRANGEMENT
---------------------------- ---------------------------- ------------------------- --------------------------
    1,245,000 Warrants                  $0.14                 1,245,000@$0.112           415,000@$0.084
---------------------------- ---------------------------- ------------------------- -------------------------

    4,730,688 Warrants                  $0.13                 4,730,688@$0.104          1,576,896@$0.078
---------------------------- ---------------------------- ------------------------- -------------------------

     900,000 Warrants                   $0.10                  900,000@$0.08             300,000@$0.06
---------------------------- ---------------------------- ------------------------- -------------------------

     750,000 Warrants                   $0.10                  750,000@$0.08             250,000@$0.06
---------------------------- ---------------------------- ------------------------- -------------------------

    11,940,000 Warrants                 $0.10                 11,940,000@$0.08          3,980,000@$0.06
---------------------------- ---------------------------- ------------------------- -------------------------

    5,550,000 Warrants                  $0.10                 5,650,000@$0.08           1,850,000@$0.06
---------------------------- ---------------------------- ------------------------- -------------------------

    13,467,833 Warrants                 $0.20                 13,467,833@$0.16          4,489,277@$0.12
---------------------------- ---------------------------- ------------------------- -------------------------

TOTAL WARRANTS: 38,583,521                                  TOTAL NEW WARRANTS:        TOTAL DIAMONDCORP
                                                                 38,583,521           WARRANTS: 12,861,173
---------------------------- ---------------------------- ------------------------- -------------------------

The foregoing tables are hereinafter collectively referred to as the "Table of Options and Warrants".

PROPERTY OPTION COMMITMENTS

The Company has various Property Option Agreements outstanding. These Property Option Agreements contain standard anti-dilution provisions that will be triggered by the implementation of the Arrangement. Under the Arrangement, for every three (3) Common Shares issuable pursuant to Property Option Agreements prior to the Effective Date, the holder thereof will be entitled to three (3) New Common Shares and separately one (1) Diamondcorp Common Share. The Property Option Agreement commitments are outlined below:

------------------------- ------------------------------------------------------
                             SHARE COMMITMENTS PURSUANT TO PROPERTY OPTION
      PROPERTY                   AGREEMENTS RESULTING FROM ARRANGEMENT
------------------------- ------------------------------------------------------
Glass Claims, Ontario      50,000  Common Shares and 16,666  Diamondcorp  Common
                           Shares in two tranches by August 2007
------------------------- ------------------------------------------------------
Todd Township, Ontario     25,000  Common  Shares and 8,333  Diamondcorp  Common
                           Shares by June 2007
------------------------- ------------------------------------------------------
Maskootch Lake, Ontario    25,000  Common  Shares and 8,333  Diamondcorp  Common
                           Shares by June 2007
--------------------------------------------------------------------------------

------------------------- ------------------------------------------------------
                             SHARE COMMITMENTS PURSUANT TO PROPERTY OPTION
      PROPERTY                   AGREEMENTS RESULTING FROM ARRANGEMENT
------------------------- ------------------------------------------------------
Kell Mine, Ontario         90,000  Common Shares and 30,000  Diamondcorp  Common
                           Shares in three tranches by May 2009
------------------------ -------------------------------------------------------
Silverclaim, Ontario       100,000 Common Shares and 33,333  Diamondcorp  Common
                           Shares in two tranches by May 2008
------------------------- ------------------------------------------------------
Silver Strike, Ontario     90,000  Common Shares and 30,000  Diamondcorp  Common
                           Shares in three tranches by May 2009
------------------------- ------------------------------------------------------
Thompson, Ontario          90,000  Common Shares and 30,000  Diamondcorp  Common
                           Shares in three tranches by May 2009
------------------------- ------------------------------------------------------
Hudson Bay, Ontario        200,000 Common Shares and 66,666  Diamondcorp  Common
                           Shares in two tranches by July 2008
------------------------- ------------------------------------------------------
Capital Silver, Ontario    300,000 Common Shares and 100,000  Diamondcorp Common
                           Shares in three tranches by September 2008
------------------------- ------------------------------------------------------
Banting Chambers,          100,000 Common Shares and 33,333  Diamondcorp  Common
Ontario                    Shares in two tranches by August 2007
------------------------- ------------------------------------------------------
Mennin Lake, Ontario       250,000 Common Shares and 83,333  Diamondcorp  Common
                           Shares in four tranches by August 2009
------------------------- ------------------------------------------------------
Fripp, Ontario             75,000  Common Shares and 25,000  Diamondcorp  Common
                           Shares in three tranches by September 2008
------------------------- ------------------------------------------------------
Hunter Gold, Ontario       175,000 Common Shares and 58,333  Diamondcorp  Common
                           Shares in three tranches by November 2008
------------------------- ------------------------------------------------------
Willet, Ontario            150,000 Common Shares and 50,000  Diamondcorp  Common
                           Shares in three tranches by March 2009
------------------------- ------------------------------------------------------
Horwood Gold, Ontario      100,000 Common Shares and 33,333  Diamondcorp  Common
                           Shares in two tranches by January 2008
------------------------- ------------------------------------------------------
Labbe, Ontario             150,000 Common Shares and 50,000  Diamondcorp  Common
                           Shares in two tranches by January 2008
------------------------- ------------------------------------------------------
Ross  Windsor, Ontario     150,000 Common Shares and 50,000  Diamondcorp  Common
                           Shares in three tranches by January 2009
------------------------- ------------------------------------------------------
East Breccia, Ontario      250,000 Common Shares and 83,333  Diamondcorp  Common
                           Shares in four tranches by June 2010
------------------------- ------------------------------------------------------
Gould Copper, Ontario      115,000 Common Shares and 38,333  Diamondcorp  Common
                           Shares in four tranches by June 2010
------------------------- ------------------------------------------------------

------------------------- ------------------------------------------------------
                             SHARE COMMITMENTS PURSUANT TO PROPERTY OPTION
      PROPERTY                   AGREEMENTS RESULTING FROM ARRANGEMENT
------------------------- ------------------------------------------------------
Anderson Lake, Ontario     250,000 Common Shares and 83,333  Diamondcorp  Common
                           Shares in four tranches by June 2010
------------------------- ------------------------------------------------------
Patent Gold, Ontario       200,000 Common Shares and 66,666  Diamondcorp  Common
                           Shares in three tranches by July 2009
------------------------- ------------------------------------------------------
Morin, Ontario             200,000 Common Shares and 66,666  Diamondcorp  Common
                           Shares in three tranches by July 2009
------------------------- ------------------------------------------------------
Keith-Sewell, Ontario      310,000 Common Shares and 103,333  Diamondcorp Common
                           Shares in two tranches byJuly 2008
------------------------- ------------------------------------------------------
Holloway 1, Ontario        400,000 Common Shares and 133,333  Diamondcorp Common
                           Shares in eight  tranches  by July  2010 and  100,000
                           Common  Shares and 33,333  Diamondcorp  Common Shares
                           upon commencement of commercial production
------------------------- ------------------------------------------------------
Holloway 2, Ontario        100,000 Common Shares and 33,333  Diamondcorp  Common
                           Shares by July 2007
------------------------- ------------------------------------------------------
Loveland 1, Ontario        500,000 Common Shares and 166,666  Diamondcorp Common
                           Shares  in five  tranches  by July  2011 and  100,000
                           Common  Shares and 33,333  Diamondcorp  Common Shares
                           upon commencement of commercial production
------------------------- ------------------------------------------------------
Loveland 2, Ontario        500,000 Common Shares and 166,666  Diamondcorp Common
                           Shares  in five  tranches  by July  2011 and  100,000
                           Common  Shares and 33,333  Diamondcorp  Common Shares
                           upon commencement of commercial production
------------------------- ------------------------------------------------------
Tetagouche, New            120,000 Common Shares and 40,000  Diamondcorp  Common
Brunswick                  Shares in three tranches by June 2008
------------------------- ------------------------------------------------------
Connor Creek, British      200,000 Common Shares and 66,666  Diamondcorp  Common
Columbia                   Shares in two tranches by December 2007
------------------------- ------------------------------------------------------

There is no assurance that any of the Common Shares or Diamondcorp Common Shares issuable pursuant to Property Option Agreements will be issued. The Company may terminate any of the Property Option Agreements at any time without any requirement to issue shares.

SECURITIES LAWS CONSIDERATIONS

EXEMPTION FROM CANADIAN PROSPECTUS REQUIREMENTS AND RESALE RESTRICTIONS

The issuance of New Common Shares and Diamondcorp Common Shares pursuant to the Arrangement will be made pursuant to exemptions from the registration and prospectus requirements contained in applicable provincial securities legislation in the provinces of Canada. Under applicable provincial securities laws, such New Common Shares and Diamondcorp Common Shares may be resold in Canada without hold period restriction, except that any person, company or combination of persons or companies holding a sufficient number of New Common Shares or Diamondcorp Common Shares to affect materially the control of the Company or Diamondcorp respectively, will be restricted in reselling such shares pursuant to securities laws applicable in Canada. In addition, unless otherwise exempted, existing hold periods on any Company Common Shares in effect prior to the Effective Date, will be carried forward to the New Common Shares and Diamondcorp Common Shares that result from such Common Shares under the Arrangement.

THE FOREGOING DISCUSSION IS ONLY A GENERAL OVERVIEW OF THE REQUIREMENTS OF CANADIAN SECURITIES LAWS FOR THE RESALE OF THE NEW COMMON SHARES AND THE DIAMONDCORP COMMON SHARES RECEIVED UPON COMPLETION OF THE ARRANGEMENT. ALL HOLDERS OF COMMON SHARES ARE URGED TO CONSULT WITH THEIR OWN LEGAL COUNSEL TO ENSURE THAT ANY RESALE OF THEIR NEW COMMON SHARES AND DIAMONDCORP COMMON SHARES COMPLIES WITH APPLICABLE SECURITIES LEGISLATION.

EXEMPTION FROM U.S. REGISTRATION

THE SECURITIES ISSUABLE IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES IN ANY STATE, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE PASSED ON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR AND ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

In the absence of an applicable exemption, it would be necessary to register the New Common Shares and Diamondcorp Common Shares to be issued to Shareholders pursuant to the Arrangement under the 1933 Act. Section 3(a)(10) of the 1933 Act exempts from registration a security which is issued in exchange for outstanding securities where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have a right to appear, by a court authorized by law to grant such approval. Accordingly, the Final Order will, if granted, constitute the basis for the exemption from registration under the 1933 Act of the New Common Shares and Diamondcorp Common Shares delivered pursuant to the Arrangement. New Common Shares and Diamondcorp Common Shares delivered to a holder of Common Shares who is not an "affiliate" of the Company or Diamondcorp under the 1933 Act may be sold without restriction under the 1933 Act. Affiliates may need to rely upon additional exemptions from the 1933 Act with respect to the resale of their shares. An "affiliate" of the corporation for United States securities law purposes is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such corporation, which includes directors and officers.

This Circular has been prepared in accordance with the applicable disclosure requirements in Canada. Residents of the United States should be aware that such requirements are different than those of the United States applicable to proxy statements under the U.S. Exchange Act. Likewise, information concerning the properties and operations of the Company and Diamondcorp have been prepared in accordance with Canadian standards, and may not be comparable to similar information for United States companies. In particular, the financial statements included herein have been prepared in accordance with generally accepted accounting principles and subject to auditing and auditor independence standards in Canada, and thus may not be comparable to financial statements of United States companies. Shareholders should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. See "The Arrangement - Shareholders not Resident in Canada" for certain information concerning United States tax consequences of the Arrangement for investors who are resident in, or citizens of, the United States.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company and Diamondcorp are incorporated or organized under the laws of a foreign country, that some or all of their officers and directors and the experts named herein may be residents of a foreign country, and that all or a substantial portion of the assets of the Company and Diamondcorp and said persons may be located outside the United States.

THE  FOREGOING  DISCUSSION  IS ONLY A GENERAL  OVERVIEW OF THE  REQUIREMENTS  OF
UNITED STATES SECURITIES LAWS APPLICABLE TO THE SECURITIES RECEIVED UPON COMPLETION OF THE ARRANGEMENT. ALL HOLDERS OF SECURITIES RECEIVED IN CONNECTION WITH THE ARRANGEMENT ARE URGED TO CONSULT WITH THEIR OWN LEGAL COUNSEL TO ENSURE THAT THE RESALE OF THEIR SECURITIES COMPLIES WITH APPLICABLE SECURITIES LEGISLATION.

STOCK EXCHANGE LISTING

The Common Shares are currently listed on the Exchange. The Arrangement will not be implemented unless the New Common Shares continue to be listed. The Company will also apply to the Exchange for the listing of the Reorganization Shares solely to facilitate completion of the Arrangement on a tax effective basis. AS THE ARRANGEMENT WILL BE CONCLUDED AND THE REORGANIZATION SHARES CANCELLED PRIOR TO THE LISTING DATE, THE REORGANIZATION SHARES WILL NEVER TRADE ON THE EXCHANGE. After completion of the Arrangement, and before completion of the Proposed Financing, the Company intends to apply to the Exchange to list the Diamondcorp Common Shares.

INCOME TAX CONSIDERATIONS

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS OF THE ARRANGEMENT FOR THE HOLDERS OF COMMON SHARES

The following is a summary of the principal Canadian federal income tax considerations arising from the Arrangement generally applicable to holders of Common Shares. This summary is based on the current provisions of the ITA, the regulations thereunder, all specific proposals to amend the ITA or the regulations publicly announced by the Minister of Finance prior to the date hereof, and the Company's understanding of the current administrative practices of Canada Customs & Revenue Agency. The Company has not sought an Advance Income Tax Ruling from Canadian Customs & Revenue Agency regarding the income tax considerations discussed below.

This summary is not exhaustive of all Canadian federal income tax considerations. Other than publicly announced proposals to amend the ITA or the regulations, this summary does not take into account or anticipate changes in the ITA or the administrative practices of Canada Customs & Revenue Agency, nor does this summary take into account or anticipate provincial, territorial or foreign tax considerations.

THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR PERSON. THEREFORE, SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES. IN PARTICULAR, SHAREHOLDERS NOT RESIDENT IN CANADA SHOULD CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX LAWS OF THE JURISDICTIONS IN WHICH THEY RESIDE.

SHAREHOLDERS RESIDENT IN CANADA

The following summary of the principal Canadian federal income tax considerations generally applicable to Shareholders who, for the purposes of the ITA, are resident in Canada, are not exempt from tax, deal at arm's length with the Company and hold their Common Shares as capital property.

The redesignation of the Common Shares as Class A Shares is not a taxable event to a Shareholder.

On the exchange of Common Shares for Reorganization Shares and New Common Shares, Shareholders who hold their Common Shares as capital property will be deemed to dispose of the Common Shares for proceeds, and to acquire the Reorganization Shares and New Common Shares at a cost equal to the adjusted cost base of their Common shares. The cost will be allocated among the Reorganization Shares and New Common Shares on the basis of their relative fair market values.

On the exchange of Reorganization Shares for Diamondcorp Common Shares, Shareholders who hold their Reorganization Shares as capital property, who do not choose to include any portion of the capital gain or capital loss (otherwise determined) in their income tax returns for the year, who deal at arm's length with Diamondcorp and who either alone or together with non-arm's length persons would neither control Diamondcorp nor beneficially own shares of the capital stock of Diamondcorp having a fair market value of more than 50% of the fair market value of all the outstanding shares of the capital stock of Diamondcorp immediately following the exchange of the Reorganization Shares, will be deemed to dispose of their Reorganization Shares for proceeds, and to have the Diamondcorp Common Shares at a cost, equal to the cost of their Reorganization Shares. A Shareholder may choose to recognize a capital gain or capital loss of the Reorganization Shares by including the capital gain or capital loss, otherwise determined, in the shareholder's income tax return for the year in which the exchange occurs.

A Dissenting Shareholder who received a payment equal to fair value of their Common Shares will generally be deemed to have received a dividend equal to the amount, if any, by which the payment exceeds the paid-up capital of the Common
Shares. The Dissenting Shareholder will realize a capital gain (or a capital loss) to the extent that the amount of the payment, less the deemed dividend and any costs of disposition, exceeds (or is exceeded by) the adjusted cost base of such shares. The income tax treatment of any deemed dividend received by a Dissenting Shareholder will be that normally accorded taxable dividends received by the Dissenting Shareholder from a taxable Canadian corporation resident in Canada. In respect of certain corporate holders of Common Shares, such dividend may be treated as proceeds of disposition pursuant to the ITA.


SHAREHOLDERS NOT RESIDENT IN CANADA

The following is a summary of the principal Canadian federal income tax considerations generally applicable to Shareholders who, for the purposes of the ITA, have not been resident in Canada at any time while they held their Common Shares, deal at an arm's length with the Company, hold their Common Shares as capital property either alone or together with non-arm's length persons would neither control Diamondcorp nor beneficially own shares of the capital stock of Diamondcorp having a fair market value of more than 50% of the fair market value of all the outstanding shares of the capital stock of Diamondcorp immediately following the exchange of the Reorganization Shares, at no time during the five year period preceding the Effective Date were holders of 25% or more of the issued shares of any class or series of the Company either alone or together with non-arm's length persons, and do not use or hold, and are not deemed under the ITA to use or hold, their Common Shares in carrying on a business in Canada.

Generally, a non-resident Shareholder who participates in the Arrangement will not be subject to tax under the ITA in respect of the Arrangement. A Dissenting Shareholder who receives a payment equal to the fair value of its Common Shares will generally be deemed to have received a dividend equal to the amount by which the payment exceeds the paid-up capital of the Common Shares. Under the ITA, dividends paid to a non-resident person are subject to withholding tax at the rate of 25%, but such rate may be reduced under the provisions of the applicable tax treaty between Canada and the country of residence of the Dissenting Shareholder. For residents of the United States, the reduced treaty rate generally is 15%.

RIGHTS OF DISSENT

Under the Plan of Arrangement and pursuant to the Interim Order, Shareholders have been granted and are, therefore, entitled to dissent and be paid for their Common Shares if a Shareholder objects to the Arrangement Resolution, and the Arrangement Resolution and the Arrangement become effective.

A Shareholder is not entitled to dissent on the Arrangement with respect to any Common Shares beneficially owned if those Shareholder votes any of the Common Shares in favour of the Arrangement Resolution.

IN ORDER TO  DISSENT,  A  SHAREHOLDER  MUST  FOLLOW THE  DISSENT  PROVISIONS  OF
SECTIONS 237 TO 247 AS CONTAINED IN DIVISION 2 OF PART 8 OF THE BUSINESS CORPORATIONS ACT WHICH ARE ENCLOSED AS SCHEDULE "D" TO THIS CIRCULAR, AND CAUSE THE COMPANY TO RECEIVE ON OR BEFORE 4:00 P.M. (PACIFIC TIME) ON SEPTEMBER 18, 2006, A WRITTEN NOTICE OF DISSENT (THE "DISSENT NOTICE") OBJECTING TO THE ARRANGEMENT RESOLUTION. THE DISSENT NOTICE MUST BE SENT TO ATTENTION: THE PRESIDENT, SUITE 711-675 WEST HASTINGS STREET, VANCOUVER, BRITISH COLUMBIA V6B 1N2. A VOTE AGAINST THE ARRANGEMENT RESOLUTION OR AN ABSTENTION DOES NOT CONSTITUTE SUCH A DISSENT NOTICE, BUT A SHAREHOLDER NEED NOT VOTE ITS COMMON SHARES AGAINST THE ARRANGEMENT RESOLUTION IN ORDER TO DISSENT. SIMILARLY, THE REVOCATION OF A PROXY CONFERRING AUTHORITY ON THE PROXY HOLDER TO VOTE IN FAVOUR OF THE ARRANGEMENT RESOLUTION DOES NOT CONSTITUTE A DISSENT NOTICE, BUT ANY SUCH PROXY GRANTED BY A SHAREHOLDER WHO INTENDS TO DISSENT SHOULD BE VALIDLY REVOKED (SEE "REVOCATION OF PROXY") IN ORDER TO PREVENT THE PROXYHOLDER FROM VOTING SUCH COMMON SHARES IN FAVOUR OF THE ARRANGEMENT RESOLUTION AND THEREBY DISENTITLING THE SHAREHOLDER FROM ITS RIGHT TO DISSENT.

A SHAREHOLDER  WISHING TO EXERCISE  DISSENTING RIGHTS WILL BE REQUIRED TO FOLLOW
STRICTLY THE DISSENT PROVISIONS OF SECTIONS 237 TO 247 OF THE BUSINESS CORPORATIONS ACT. FAILURE TO COMPLY MAY RESULT IN A LOSS OF THE RIGHT TO DISSENT. A DISSENTING SHAREHOLDER MAY ALSO LOSE THE RIGHT TO DISSENT IN CERTAIN OTHER CIRCUMSTANCES AS PROVIDED FOR IN SCHEDULE "D" AND IS ADVISED TO CONSULT A LAWYER PRIOR TO PROCEEDING.

If the Arrangement Resolution is adopted by the Shareholders, the Company must notify the Dissenting Shareholder of the Company's intention to act upon the Arrangement Resolution. The Company's notification to the Dissenting
Shareholders  must be sent  promptly  after  the  date  the  Company  forms  the intention to proceed with the Arrangement Resolution. Each Dissenting Shareholder is then required within one month after the date of the foregoing notice to send to the Company or the Transfer Agent a written statement requiring the Company to purchase all of the Common Shares in respect of which notice of dissent has been given. The Dissenting Shareholder must also send the share certificate or certificates representing such shares, whereupon the Dissenting Shareholder is bound to sell and the Company is bound to purchase such shares. Unless the Court orders otherwise, a Dissenting Shareholder who fails to provide the foregoing notice within the stated 30-day period, will lose any rights to dissent. The amount to be paid by the Company for the foregoing shares shall be an amount equal to the fair value that the shares had immediately before the Arrangement Resolution was passed.

A Dissenting Shareholder who has complied with the aforementioned provisions of the Interim Order and sections 237 to 247 of the Business Corporations Act, or the Company, may apply to the Court for an order fixing the price and terms of the purchase and sale or ordering that they be determined by arbitration or by reference to the registrar or a referee of the Court. In addition, the Court may make such consequential orders or directions as it considers appropriate.

The foregoing is a summary only of the provisions of the Interim Order and is qualified in its entirely by the full text of Sections 237 to 247 of the Business Corporations Act annexed hereto as Schedule "D". ANY SHAREHOLDER DESIRING TO EXERCISE A RIGHT TO DISSENT SHOULD SEEK LEGAL ADVICE SINCE FAILURE TO STRICTLY COMPLY WITH THE PROVISIONS OF SUCH SECTIONS MAY PREJUDICE THAT RIGHT. The right of a Shareholder to dissent is not exclusive of any other rights available to shareholders generally, such as rights in respect of corporate directors' duties of good faith and care under the Business Corporations Act or otherwise.

                       INFORMATION CONCERNING THE COMPANY

The Company was incorporated in British Columbia under the COMPANY ACT (British Columbia) on October 24, 1980 as Golden Trend Energy Ltd. On January 9, 1991, it changed its name from Golden Trend Energy Ltd. to World Power Bike Inc. On March 13, 2000, it changed its name from World Power Bike Inc. to Parkside 2000
Resources Corp. On May 16, 2003, it changed its name from Parkside 2000 Resources Corp. to Amador Gold Corp. The Company's head office and registered office is located at Suite 711, 675 West Hastings Street, Vancouver, British Columbia, V6B 1N2. The Company is a reporting issuer in British Columbia and Alberta, and its common shares have been listed for trading on the TSX Venture Exchange since April 29, 1987. The Company is a Securities & Exchange Commission ("SEC") reporting company and is required to file annual reports on Form 20-F and interim reports on Form 6-K. The Company's registration statement and reports are available on the SEC's website at http://www.sec.gov/edgar/searchedgar/companysearch.html. Search the Company's filing by name (Amador), Central Index Key code (0001266833), or SEC File Number (000-50422).

Until completion of the Arrangement, Diamondcorp will be a wholly owned subsidiary of the Company.

Pursuant to an agreement dated September 28, 1998, the Company, together with a related company, acquired the worldwide distribution rights to a power pedal system. The rights were granted for a seventeen year period during which time the Company was to create a demand for the product as well as develop distribution and marketing systems. For several years, the Company and the related company attempted to market the power pedal equipped bicycles. The Company was unsuccessful in marketing the bicycle, allowed the European patents to lapse and wrote down its interest in the remaining United States and Japanese patents.

By July 2002, the Company was essentially dormant and reactivated itself by acquiring a joint venture interest in the BX Property from Goldrea Resources Corp. The Company made expenditures of approximately $150,000 in the summer and fall of 2002 exploring (drilling etc.) this property, which resulted in the Company acquiring a 10% interest. In May 2003, the Company terminated its option agreement in order to focus on its KPM Property which it acquired by a letter of intent in October 2002, followed by formal option agreements in January 2003, as amended on August 10, 2004 ("KPM Option Agreements"), under which the Company has made option payments totaling $225,000 in February 2003, $250,000 in August 2003, $250,000 in August 2004 and $250,000 in August 2005. A finder's fee with respect to acquisition and exploration expenditures under the KPM Option Agreements of $46,282 was paid or accrued to January 31, 2006.

During 2005 and 2006 the Company's focus was largely on acquisitions to build a portfolio of properties. Initial work will be done to assess the potential of the properties and either bring them forward, find a partner to bring them forward or drop them. The Company is continuing its evaluation of its property portfolio while looking at other opportunities.

Since July 2002, the Company has been, and after completion of the Arrangement will continue to be, a mining and exploration company. After the Effective Date the Company will own the Other Mineral Properties, a description of which is set out under the heading "Description of Other Mineral Properties" in Schedule "G" (Information Concerning The Company After the Arrangement).


SELECTED CONSOLIDATED FINANCIAL INFORMATION AND MANAGEMENT'S DISCUSSION AND ANALYSIS

SELECTED INFORMATION

The following tables set forth certain selected financial information as at and for the years ended October 31, 2005, 2004 and 2003 and the six month period ended April 30, 2006 (unaudited). The selected financial information has been derived, except where indicated, from our audited financial statements and from our interim financial statements for the periods indicated, which are unaudited. The following information should be read in conjunction with the Company's financial statements and the accompanying notes and the management's discussion and analysis attached as Schedule "F" to this Circular.

                                       Interim
                                     period ended
                                       April 30,    October 31,   October 31,    October 31,
                                         2006          2005          2004           2003
                                      (Unaudited)    (Audited)     (Audited)      (Audited)
                                      ----------    ----------    ----------     ----------
Other income .....................           Nil           Nil           Nil            Nil
General and Administrative Expense       345,760       440,777       539,000        365,429
Net Loss .........................       122,071       339,777       527,212        524,419
Working Capital (Deficiency) .....     1,070,311       152,601       (25,927)      (443,582)
Deferred Exploration and
   Development Expenses ..........     4,067,526     3,526,941     2,466,879      1,011,059
Long-term Liabilities ............           Nil           Nil           Nil            Nil
Share Capital ....................     8,250,590     7,866,229     6,203,328      4,380,089
Number of Shares Outstanding .....    45,667,915    39,417,915    17,267,227     10,067,227


MANAGEMENT'S DISCUSSION AND ANALYSIS

Please refer to the Company's Management's Discussion and Analysis contained in Schedule "F" to this Circular.

DESCRIPTION OF THE SECURITIES

Pursuant to the Arrangement, three (3) New Common Shares and one Reorganization Share will be issued for each three (3) Common Shares held by Shareholders on the Effective Date.

All New Common Shares, both issued and unissued, rank equally as to dividends (as and when declared by the Company's directors), voting powers and participation in assets. No shares have been issued subject to call or assessment. There are no preemptive or conversion rights, and no provisions for redemption, purchase for cancellation, surrender or sinking funds.

Each Reorganization Share will be exchanged for one (1) Diamondcorp Common Share such that Diamondcorp will hold all the Reorganization Shares. The Company will then redeem all the Reorganization Shares and the aggregate redemption price will be satisfied by the transfer of the Diamond Properties to Diamondcorp.

The Reorganization Shares will rank junior in priority to the New Common Shares and will be non-voting. The Reorganization Shares will be entitled to non-cumulative dividends (as and when declared by the Company's directors) and will be redeemable by the Company in an amount equal to the fair market value of the Diamond Properties (the "Redemption Amount"). On liquidation, dissolution or winding up, the Reorganization Shares will not rank in priority to the New Common Shares and will afford a holder a right to participate only as to an amount equal to the Redemption Amount together with any declared but unpaid dividends. There are no sinking or purchase fund provisions.


PRIOR SALES AND TRADING HISTORY

PRIOR SALES

The following table sets forth the prior sales of securities of the Company within the last 12 months:

--------------------------------- ------------------- ------------------- ------------------
                                      NUMBER OF                                  TOTAL
PRIOR SALES OF SHARES                ISSUED SHARES      PRICE PER SHARE      CONSIDERATION
--------------------------------- ------------------- ------------------- ------------------
In the last 12 months:
--------------------------------- ------------------- ------------------- ------------------

       May 18, 2006                  13,467,833(1)           $0.15            $2,020,175
--------------------------------- ------------------- ------------------- ------------------

       January 18, 2006               5,650,000(2)           $0.10              $565,000
--------------------------------- ------------------- ------------------- ------------------

       October 19, 2005              12,075,000(3)           $0.10            $1,207,500
--------------------------------- ------------------- ------------------- ------------------

       Various dates(4)                 590,000          $0.10 - $0.14           $69,200
--------------------------------- ------------------- ------------------- ------------------

       Various dates(5)                 895,000          $0.08 - $0.27          $114,025
--------------------------------- ------------------- ------------------- ------------------

Total prior sales in the last 12      32,677,833
months:
--------------------------------- ------------------- ------------------- ------------------

Issued as of August 11, 2006          60,020,748
--------------------------------- ------------------- ------------------- ------------------

(1) 13.467.833 two-year warrants were also issued entitling the holder to acquire a like number of Shares at an exercise price of $0.20 per Share.
(2) 5,650,000 two-year warrants were also issued entitling the holder to acquire a like number of Shares at an exercise price of $0.10 per Share.
(3) 12,075,000 two-year warrants were also issued entitling the holder to acquire a like number of Shares at an exercise price of $0.10 per Share.
(4) These sales represent the exercise of warrants at various times in the past 12 months for prices between $0.10 - $0.14 per share.
(5) These sales represent the issuance of shares pursuant to the various property option agreements at various times in the past 12 months for deemed prices between $0.08 - $0.27 per share.

TRADING HISTORY

The Company's shares are listed on the Exchange under the symbol "AGX". The following table sets out the high and low trading price and volume of trading of the Company's shares on the Exchange during the periods indicated.

------------------------------ ------------- ------------- ----------------
PERIOD                              HIGH         LOW          VOLUME
------------------------------ ------------- ------------- ----------------

August 1 - 11                       $0.15        $0.13         148,000
------------------------------ ------------- ------------- ----------------

July 1 - 31, 2006                   $0.17        $0.13       1,049,309
------------------------------ ------------- ------------- ----------------

June 1 - 30, 2006                   $0.20        $0.095      1,583,849
------------------------------ ------------- ------------- ----------------

May 1 - 31, 2006                    $0.27        $0.17       3,069,496
------------------------------ ------------- ------------- ----------------

April 1 - 30, 2006                  $0.26        $0.165      3,366,339
------------------------------ ------------- ------------- ----------------

January 1 - March 31, 2006          $0.20        $0.135      9,472,443
------------------------------ ------------- ------------- ----------------

October 1 - December 31, 2005       $0.14        $0.085      1,649,453
------------------------------ ------------- ------------- ----------------

July 1 - September 30, 2005         $0.14        $0.08       1,212,429
------------------------------ ------------- ------------- ----------------

April 1 - June 30, 2005             $0.11        $0.075        520,145
------------------------------ ------------- ------------- ----------------

January 1 - March 31, 2005          $0.13        $0.08         976,717
------------------------------ ------------- ------------- ----------------

October 1 - December 31, 2004       $0.15        $0.11         418,847
------------------------------ ------------- ------------- ----------------

July 1 - September 30, 2004         $0.25        $0.13         255,601
------------------------------ ------------- ------------- ----------------


               DIRECTORS, OFFICERS, PROMOTERS AND PERSONS HOLDING
            MORE THAN 10% OF THE ISSUED EQUITY SHARES OF THE COMPANY

NAME, ADDRESS, OCCUPATION AND SECURITY HOLDING

The following table sets out the name, municipality of residence, position with the Company, principal occupation during the past five years and number and percentage of Common Shares which are currently and will be following the Arrangement beneficially owned or controlled by each of the Company's directors, officers and promoters.

-------------------------------- -------------------------------------------- -------------------- --------------------
                                                                                                     NUMBER OF SHARES
      NAME, POSITION AND                PRINCIPAL OCCUPATION DURING                                    BEFORE THE
   MUNICIPALITY OF RESIDENCE              THE PAST FIVE YEARS (2)               DIRECTOR SINCE        ARRANGEMENT (2)
-------------------------------- -------------------------------------------- -------------------- --------------------
RICHARD W. HUGHES                Controls Hastings Management Corp., a        December 19, 2002         6,735,000
President, Chief Executive       private company providing management                                     11.2%
Officer and Director             services to public companies since 1989,
Sechelt, BC                      and is a director and officer of various
                                 mining, exploration and development
                                 companies
-------------------------------- -------------------------------------------- -------------------- --------------------

-------------------------------- -------------------------------------------- -------------------- --------------------
                                                                                                     NUMBER OF SHARES
      NAME, POSITION AND                PRINCIPAL OCCUPATION DURING                                    BEFORE THE
   MUNICIPALITY OF RESIDENCE              THE PAST FIVE YEARS (2)               DIRECTOR SINCE        ARRANGEMENT (2)
-------------------------------- -------------------------------------------- -------------------- --------------------
ALAN CAMPBELL (3)                Independent business consultant; director    May 11, 2005               450,000
Chief Financial Officer and      and officer of other mining and                                           <1%
Director                         exploration companies.
West Vancouver, BC
-------------------------------- -------------------------------------------- -------------------- --------------------

LYNN W. EVOY (3)                 Retired Captain, Canadian Airlines           August 1, 2000             569,429
Director                         International; served as President,                                       <1%
Surrey, BC                       Director and Secretary for numerous
                                 companies trading on various stock
                                 exchanges, since 1980.
-------------------------------- -------------------------------------------- -------------------- --------------------

JOHN KEATING                     President and Chief Executive Officer of     May 11, 2005               100,000
Vice-President, Exploration      Golden Chalice Resources Inc.; President                                  <1%
and Director                     of Black Bull Resources from January 200
Stittsville, ON                  to September 2004.
-------------------------------- -------------------------------------------- -------------------- --------------------

JAMES MCDONALD (3)               President of Genco Resources Ltd. Since      May 11, 2005               200,000
Vice-President, Explorations     December 2003; President of National Gold                                 <1%
and Director                     Corporation from December 2002 to
Calgary, ALTA                    February 2003; President of Black Bull
                                 Resources from 1997-2001.
-------------------------------- -------------------------------------------- -------------------- --------------------

JOSEPH MONTGOMERY                Consulting geologist.                        September 19, 2005           Nil
Director
Vancouver, BC
-------------------------------- -------------------------------------------- -------------------- --------------------

(1) The information as to municipality of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(2) The information as to shares beneficially owned directly or indirectly or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(3)      Member of the Audit Committee.

The Company does not have an Executive Committee of its Board of Directors.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES


Other than as disclosed herein, none of the persons who are directors, officers or promoters of the Company is, or has been within the past five years, a director, officer or promoter of any other issuer that, while such person was acting in that capacity, was:

         (a) the subject of a cease trade or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days; or

         (b) was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trust appointed to hold the assets of that person.

Richard Hughes, a director of the Company, was a director of Daren Industries Ltd. from November 1998 to May 2002. On May 1, 2002, Daren Industries Ltd. was placed into receivership, with a receiver-manager having been appointed pursuant to the terms of loan, supply and security agreements dated July 19, 2000 and a general security agreement dated July 25, 2000. A cease trade order was also issued by the British Columbia Securities Commission in respect of Daren
Industries Ltd. on May 29, 2002 as a result of the failure to maintain continuous financial disclosure requirements, which cease trade order remains in effect.

PENALTIES OR SANCTIONS


None of the persons who will be directors, officers or promoters of the Company have, within the ten years prior to the date of this Circular, been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion or management of a publicly traded issuer, theft or fraud.

PERSONAL BANKRUPTCIES

Other than as disclosed herein, none of the persons who will be directors, officers or promoters of the Company is, or has, within the five years prior to the date of this Circular, been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangements or compromises with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Alan Campbell made an assignment in bankruptcy on June 6, 2000 and was discharged on March 7, 2001.

CONFLICTS OF INTEREST

Conflicts of interest may arise as a result of the directors, officers and promoters of the Company also holding positions as directors and/or officers of other companies. Some of those persons who will be directors and officers of the Company have been and will continue to be engaged in the identification and evaluation of assets, businesses and companies on their own behalf and on behalf of other companies, and situations may arise where the directors and officers of the Company will be in direct competition with the Company. Conflicts, if any, will be subject to the procedures and remedies provided under the Business Corporations Act.

OTHER REPORTING ISSUERS

Those persons who will be directors, officers or promoters of the Company have, within the past five years, been directors, officers or promoters of the following companies listed below:

                                                                               ---------------------------------------
                                                                                                PERIOD
------------------- ----------------------------------- ---------------------- ---------------------------------------
     NAME                NAME OF REPORTING COMPANY             POSITION              FROM                    TO
------------------- ----------------------------------- ---------------------- ----------------------- ---------------
Richard Hughes      Abitibi Mining Corp.                Director/President     June 16, 1983           Present
------------------- ----------------------------------- ---------------------- ----------------------- ---------------
                    Alamos Gold Inc.                    Director               February 16, 2000       Present
------------------- ----------------------------------- ---------------------- ----------------------- ---------------
                    Amador Gold Corp.                   Director/President     November 14, 2002       Present
------------------- ----------------------------------- ---------------------- ----------------------- ---------------
                    Daren Resources Ltd.                Director               November 30, 1998       May 2, 2002
------------------- ----------------------------------- ---------------------- ----------------------- ---------------
                    Fortune River Resources Corp.       Director               July 21, 2002           Present
------------------- ----------------------------------- ---------------------- ----------------------- ---------------

                                                                               ---------------------------------------
                                                                                                PERIOD
------------------- ----------------------------------- ---------------------- ---------------------------------------
     NAME                NAME OF REPORTING COMPANY             POSITION              FROM                    TO
------------------- ----------------------------------- ---------------------- ----------------------- ---------------
                    Genco Resources Ltd.                Director               November 10, 2004       Present
------------------- ----------------------------------- ---------------------- ----------------------- ---------------
                    Golden Chalice Resources Inc.       Director               February 2, 2004        Present
------------------- ----------------------------------- ---------------------- ----------------------- ---------------
                    Golden Goliath Resources            Director               June 1999               Present
------------------- ----------------------------------- ---------------------- ----------------------- ---------------
                    Gryphon Gold Corporation            Director               December 22, 2005       Present
------------------- ----------------------------------- ---------------------- ----------------------- ---------------
                    Kalahari Resources Inc.             Director               February 15, 1994       Present
------------------- ----------------------------------- ---------------------- ----------------------- ---------------
                    Klondike Gold Corp.                 Director/President     August 15, 1985         Present
------------------- ----------------------------------- ---------------------- ----------------------- ---------------
                    Klondike Silver Corp.               Director/President     March 2, 2005           Present
------------------- ----------------------------------- ---------------------- ----------------------- ---------------
                    Kootenay Gold Inc.                  Director               March 7, 2005           Present
------------------- ----------------------------------- ---------------------- ----------------------- ---------------
                    Neodym Technologies Inc.            Director               February 4, 1986        Present
------------------- ----------------------------------- ---------------------- ----------------------- ---------------
                    Radiant Resources Inc.              Director               August 1997             Present
------------------- ----------------------------------- ---------------------- ----------------------- ---------------
                    Sedex Mining Corp.                  Director/President     November 24, 1980       Present
------------------- ----------------------------------- ---------------------- ----------------------- ---------------
                    Yale Resources Ltd.                 Director               October 31, 1988        Present
------------------- ----------------------------------- ---------------------- ----------------------- ---------------
John Keating        Amador Gold Corp.                   Director               April 2005              Present
------------------- ----------------------------------- ---------------------- ----------------------- ---------------
                    Black Bull Resources Inc.           President & CEO        January 2001            September 2004
------------------- ----------------------------------- ---------------------- ----------------------- ---------------
                    Golden Chalice Resources Inc.       Director/President     November 2004           Present
------------------- ----------------------------------- ---------------------- ----------------------- ---------------
                    Klondike Silver Corp.               Director               July 6, 2005            Present
------------------- ----------------------------------- ---------------------- ----------------------- ---------------
Alan Campbell       Abitibi Mining Corp.                Director               April 24, 2006          Present
------------------- ----------------------------------- ---------------------- ----------------------- ---------------
                    Amador Gold Corp.                   Director               April 2005              Present
------------------- ----------------------------------- ---------------------- ----------------------- ---------------
                    Golden Chalice Resources Inc.       Director               February 2004           Present
------------------- ----------------------------------- ---------------------- ----------------------- ---------------
                    Kalahari Resources Inc.             Director               May 28, 2003            Present
------------------- ----------------------------------- ---------------------- ----------------------- ---------------
                    Klondike Silver Corp.               Director & CFO         July 6, 2005            Present
------------------- ----------------------------------- ---------------------- ----------------------- ---------------
                    Sedex Mining Corp.                  Director               April 24, 2006          Present
------------------- ----------------------------------- ---------------------- ----------------------- ---------------

                                                                               ---------------------------------------
                                                                                                PERIOD
------------------- ----------------------------------- ---------------------- ---------------------------------------
     NAME                NAME OF REPORTING COMPANY             POSITION              FROM                    TO
------------------- ----------------------------------- ---------------------- ----------------------- ---------------
James McDonald      Alamos Gold Inc.                    Director               February 21, 2003       Present
------------------- ----------------------------------- ---------------------- ----------------------- ---------------
                    Genco Resources Ltd.                Director               February 17, 2003       Present
------------------- ----------------------------------- ---------------------- ----------------------- ---------------
                    Golden Chalice Resources Inc.       Director               July 2005               Present
------------------- ----------------------------------- ---------------------- ----------------------- ---------------
                    Kootenay Gold Inc.                  Director               March 7, 2005           Present
------------------- ----------------------------------- ---------------------- ----------------------- ---------------
Joseph Montgomery   Abitibi Mining Corp.                Director               October 1997            Present
------------------- ----------------------------------- ---------------------- ----------------------- ---------------
                    Comcorp Ventures Inc.               Director               January 2001            March 2006
------------------- ----------------------------------- ---------------------- ----------------------- ---------------
                    Golden Chalice Resources Inc.       Director               July 2005               Present
------------------- ----------------------------------- ---------------------- ----------------------- ---------------
                    Klondike Gold Corp.                 Director               August 2004             Present
------------------- ----------------------------------- ---------------------- ----------------------- ---------------
                    Sedex Mining Corp.                  Director               October 1997            Present
------------------- ----------------------------------- ---------------------- ----------------------- ---------------
Lynn Evoy           Golden Chalice Resources Inc.       Director               April 1999              February 2004
------------------- ----------------------------------- ---------------------- ----------------------- ---------------

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The following table sets forth all annual and long term compensation for services in all capacities to the Company for the fiscal years ended October 31, 2005, October 31, 2004 and October 31, 2003 in respect of Richard W. Hughes, the Company's Chief Executive Officer and President, Lynn W. Evoy, the Company's former Chief Executive Officer, Alan Campbell, who has acted in a capacity similar to that of a chief financial officer of the Company since May 11, 2005, and Rupert L. Bullock, the Company's former Chief Financial Officer. The Company had no other compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of October 31, 2005 and whose total salary and bonus exceeded $150,000 during our most recently completed financial year.

                                -------------------------------- -----------------------------------------
                                        ANNUAL COMPENSATION                 LONG TERM COMPENSATION
                                -------------------------------- -----------------------------------------
                                                                            AWARDS               PAYOUTS
---------------- -------------- --------- ---------- ----------- ------------------------------ ---------- -----------
                                                                   SECURITIES        SHARES
                                                       OTHER          UNDER         OR UNITS               ALL OTHER
   NAME AND                                            ANNUAL     OPTIONS/SARS      SUBJECT       LTIP      COMPEN-
   PRINCIPAL      YEAR ENDED     SALARY     BONUS   COMPENSATION    GRANTED (1)    TO RESALE     PAYOUTS     SATION
   POSITION       OCTOBER 31,     ($)        ($)        ($)            (#)        RESTRICTIONS     ($)        ($)
---------------- -------------- --------- ---------- ----------- ---------------- ------------- ---------- -----------
Richard Hughes   2005           $25,000      nil        nil        217,000/nil        N/A          N/A        nil
(2) President
and CEO
---------------- -------------- --------- ---------- ----------- ---------------- ------------- ---------- -----------

                                -------------------------------- -----------------------------------------
                                        ANNUAL COMPENSATION                 LONG TERM COMPENSATION
                                -------------------------------- -----------------------------------------
                                                                            AWARDS               PAYOUTS
---------------- -------------- --------- ---------- ----------- ------------------------------ ---------- -----------
                                                                   SECURITIES        SHARES
                                                       OTHER          UNDER         OR UNITS               ALL OTHER
   NAME AND                                            ANNUAL     OPTIONS/SARS      SUBJECT       LTIP      COMPEN-
   PRINCIPAL      YEAR ENDED     SALARY     BONUS   COMPENSATION    GRANTED (1)    TO RESALE     PAYOUTS     SATION
   POSITION       OCTOBER 31,     ($)        ($)        ($)            (#)        RESTRICTIONS     ($)        ($)
---------------- -------------- --------- ---------- ----------- ---------------- ------------- ---------- -----------
Lynn W. Evoy     2004             nil        nil       $5,500     140,000/nil         N/A          N/A        nil
Former CEO
---------------- -------------- --------- ---------- ----------- ---------------- ------------- ---------- -----------
                 2003             nil        nil        nil        62,000/nil         N/A          N/A        nil

---------------- -------------- --------- ---------- ----------- ---------------- ------------- ---------- -----------
Alan Campbell    2005             nil        nil      $12,500      250,000/nil        N/A          N/A        nil
(3) CFO and
Corporate
Secretary
---------------- -------------- --------- ---------- ----------- ---------------- ------------- ---------- -----------
Rupert L.        2004             nil        nil      $20,000       70,000/nil        N/A          N/A        nil
Bullock                                                 (4)
Former
President and
CFO
---------------- -------------- --------- ---------- ----------- ---------------- ------------- ---------- -----------
                 2003             nil        nil        nil        62,000/nil         N/A          N/A        nil

---------------- -------------- --------- ---------- ----------- ---------------- ------------- ---------- -----------

(1) Figures represent options granted during a particular year. See "Aggregate Option" table for the aggregate number of options outstanding at year end. SARs refers to Stock Appreciation Rights.
(2) Richard W. Hughes was appointed President and Chief Executive Officer of the Company on May 11, 2005. (3) Alan Campbell was appointed Chief Financial Officer of the Company on May 11, 2005. (4) Paid or accrued to Bullock Consulting Ltd., a company wholly owned by Mr. Bullock, for management fees.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

The following table sets forth stock options granted to the Named Executive Officers during the year ended October 31, 2005:

----------------- ---------------- ----------------- ------------------ ------------------- ------------------
                                                                          MARKET VALUE OF
                     SECURITIES       % OF TOTAL                            SECURITIES
                       UNDER         OPTIONS/SARS                           UNDERLYING
                    OPTIONS/SARS      GRANTED TO         EXERCISE OR      OPTIONS/SARS ON
                      GRANTED        EMPLOYEES IN        BASE PRICE      THE DATE OF GRANT
NAME                  (#) (1)       FINANCIAL YEAR      ($/SECURITY)       ($/SECURITY)      EXPIRATION DATE
----------------- ---------------- ----------------- ------------------ ------------------- ------------------
Richard Hughes        70,000             2.2%              $0.10              $0.08           Jan. 6, 2009


                      883,000           27.6%              $0.10              $0.12           Oct. 13, 2010
----------------- ---------------- ----------------- ------------------ ------------------- ------------------

----------------- ---------------- ----------------- ------------------ ------------------- ------------------
                                                                          MARKET VALUE OF
                     SECURITIES       % OF TOTAL                            SECURITIES
                       UNDER         OPTIONS/SARS                           UNDERLYING
                    OPTIONS/SARS      GRANTED TO         EXERCISE OR      OPTIONS/SARS ON
                      GRANTED        EMPLOYEES IN        BASE PRICE      THE DATE OF GRANT
NAME                  (#) (1)       FINANCIAL YEAR      ($/SECURITY)       ($/SECURITY)      EXPIRATION DATE
----------------- ---------------- ----------------- ------------------ ------------------- ------------------
Alan Campbell         250,000            7.8%              $0.10              $0.08           July 28, 2010


                      50,000             1.6%              $0.10              $0.12           Oct. 13, 2010
----------------- ---------------- ----------------- ------------------ ------------------- ------------------

(1) These options are for a term of five years.

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

The following table sets forth details of all exercises of stock options during the financial year ended October 31, 2005 by the Named Executive Officers and the financial year-end value of unexercised options on an aggregate basis:

------------------- ------------- ------------ --------------------- ----------------------
                                                                      VALUE OF UNEXERCISED
                                                    UNEXERCISED           IN-THE-MONEY
                                                  OPTIONS/SARS AT       OPTIONS/SARS AT
                     SECURITIES    AGGREGATE      OCTOBER 31, 2005      OCTOBER 31, 2005
                     ACQUIRED ON     VALUE              (#)                 ($) (1)
                      EXERCISE      REALIZED        EXERCISABLE/          EXERCISABLE/
      NAME              (#)           ($)          UNEXERCISABLE         UNEXERCISABLE
------------------- ------------- ------------ --------------------- ----------------------
Richard Hughes          nil           N/A         1,100,000/nil(2)          nil/nil
------------------- ------------- ------------ --------------------- ----------------------

Alan Campbell           nil           N/A          300,000/nil(3)           nil/nil
------------------- ------------- ------------ --------------------- ----------------------

(1) Value using the closing price of common shares of the Company on the Exchange on October 31, 2005 of $0.10, less the exercise price of in-the-money stock options.
(2) Incentive stock options for an aggregate of 1,100,000 common shares, of which (i) 85,000 were granted on December 19, 2002 exercisable on or before December 18, 2007 at an exercise price of $0.20 per share; (ii) 62,000 were granted on March 3, 2003 exercisable on or before March 2, 2008 at an exercise price of $0.20 per share; (iii) 70,000 were granted on January 6, 2004 exercisable on or before January 5, 2009 at an exercise price of $0.20 per share; (iv) 883,000 were granted on October 13, 2005 exercisable on or before October 13, 2010 at an exercise price of $0.10 per share.
(3) Incentive stock options for an aggregate of 300,000 common shares, of which (i) 250,000 were granted on July 28, 2005 exercisable on or before July 28, 2010 at an exercise price of $0.10 per share; and (ii) 50,000 were granted on October 13, 2005 exercisable on or before October 13, 2010 at an exercise price of $0.10 per share.

PENSION PLANS

The Company does not provide retirement benefits for directors or executive officers.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

There are no employment contracts between the Company and the Named Executive Officers, except as referred to under the heading "Management Contracts" below.

The Company has no plans or arrangements in respect to compensation to its executive officers which would result from the resignation, retirement or any other termination of the executive officers' employment with the Company or from a change of control of the Company or a change in the executive officers' responsibilities following a change in control, where in respect of an executive officer the value of such compensation exceeds $100,000.

COMPENSATION OF DIRECTORS

There are no arrangements under which directors were compensated by the Company during the most recently completed financial year for their services in their capacity as directors, other than as set forth. Compensation paid to Richard Hughes and Alan Campbell for the year ended October 31, 2005 is set out above under the heading "Compensation of Named Executive Officers". The following table sets forth compensation awarded or paid to, or earned by, the other directors of the Company in all capacities for services provided to the Company during the year ended October 31, 2005:

------------------- ------------------- ------------------- ------------ -------------------------
                       COMPENSATION      NUMBER OF SHARES     EXERCISE         DATE GRANTED/
NAME OF DIRECTOR        PAID (CDNS)       UNDER OPTION (1)      PRICE           EXPIRY DATE
------------------- ------------------- ------------------- ------------ -------------------------
Lynn W. Evoy              $5,000              287,000           $0.10    85,000 - October 8, 2007
                                                                $0.20    62,000 - March 2, 2008
                                                                $0.20    140,000 - January 5, 2009
------------------- ------------------- ------------------- ------------ -------------------------
John Keating             $15,000              325,000           $0.10    July 28, 2010
------------------- ------------------- ------------------- ------------ -------------------------
James McDonald            $5,000              200,000           $0.10    July 28, 2010
------------------- ------------------- ------------------- ------------ -------------------------

(1) These options are for a term of five years

MANAGEMENT CONTRACTS

Hastings Management Corp., a company wholly owned by Richard Hughes, was paid $100,000 for the year ending October 31, 2005, pursuant to administrative services provided to the Company including supervising and administering the financial requirements of the Company's business, producing quarterly accounts in accordance with the public recording requirements of the Company's business; communication with various regulatory authorities in order to ensure compliance with all applicable laws; assisting in the preparation of news releases, promotional materials and other documents required to be disseminated to the public and responding to any requests for information or questions which may be posed by the public, providing access to secretarial services and legal consultation; providing office space, office furniture, boardroom facilities, access to photocopier, fax and such other amenities normally associated with executive offices.

NON-ARM'S LENGTH PARTY TRANSACTIONS/ARM'S LENGTH TRANSACTIONS

Hastings Management Corp. ("HMC"), a company wholly owned by Richard W. Hughes, a director and officer of the Company, was paid $100,000 for the year ending October 31, 2005, for providing administrative services to the Company including supervising and administering the financial requirements of the Company's business, communication with various regulatory authorities in order to ensure compliance with all applicable laws; assisting in the preparation of news releases, promotional materials and other documents required to be disseminated to the public and responding to any requests for information or questions which may be posed by the public; providing access to secretarial services and legal consultation; providing office space, office furniture, boardroom facilities, access to photocopier, fax and such other amenities normally associated with executive offices. HMC entered into an administrative services agreement on June 1, 2005 whereby HMC received $20,000 per month until December 31, 2005. The agreement was renewed for a one-year term on January 1, 2006 at a minimum monthly management fee of $35,000, a maximum monthly fee of $45,000 in higher activity periods and a reimbursement of actual out-of-pocket costs plus 5% for administrative overhead.

MATERIAL CONTRACTS

Summaries of all material contracts entered into by the Company within the past two years are set out in Schedule "J" to this Circular. Copies of the contracts may be inspected without charge until 30 days after the date of the Meeting.

DIVIDEND RECORD

The Company has no fixed dividend policy and has not paid dividends since its incorporation. The payment of dividends in the future will depend, among other factors, on the Company's earnings, capital requirements and operating and financial condition. No dividends have been declared by the directors as of the date hereof. For the foreseeable future, it is anticipated that the Company will use cash to finance its growth and that dividends will not be paid to its shareholders.

AUDITORS AND REGISTRAR AND TRANSFER AGENT

The auditor for the Company is Morgan & Company, 1488 - 700 West Georgia Street, Vancouver, BC V7Y 1A1.

The Registrar and Transfer Agent for the Company is Pacific Corporate Trust Company, 3rd Floor, 510 Burrard Street, Vancouver, BC V6C 3B9.

LEGAL PROCEEDINGS

The Company is not party to any outstanding legal proceedings, nor are any such proceedings contemplated.

OTHER MATERIALS FACTS

There are no material facts about the Company which are not otherwise disclosed in this Circular.

RISK FACTORS

In evaluating the Arrangement, Shareholders should carefully consider, in addition to the other information contained in this Circular, the risk factors which apply to the Company. SEE SCHEDULE "I" (RISK FACTORS) FOR CERTAIN CONSIDERATIONS RELEVANT TO SHAREHOLDERS REGARDING THE ARRANGEMENT AND THEIR INVESTMENT IN THE SECURITIES REFERRED TO IN THIS CIRCULAR.


                  PARTICULARS OF OTHER MATTERS TO BE ACTED UPON


APPROVAL OF AMENDMENT TO STOCK OPTION AND WARRANT EXERCISE PRICES

If Shareholders approve the Arrangement Resolution, Shareholders will be requested to approve a resolution authorizing a reduction being granted to insiders and others of the Original Exercise Price of existing Options and Warrants with exercise prices as set out in the Table of Options and Warrants. See "The Arrangement - Effect of Arrangement on Existing Share commitments".

The resolution with respect to a reduction of stock option exercise prices to insiders is requested as the policies of the Exchange require that shareholder approval be obtained prior to the proposed reduced exercise price becoming effective. Approval of the following resolutions is requested:

         "BE IT RESOLVED THAT:

         1. approval be and it is hereby given to a reduction of the existing exercise price of incentive stock options and warrants currently issued to insiders and others of the Company to the reduced exercise prices as set out in the Table of Options and Warrants in the Circular, or such other price as may be acceptable to the TSX Venture Exchange; and

         2. any one director be and is authorized to make the necessary filing with the TSX Venture Exchange to obtain the acceptance of the TSX Venture Exchange to the necessary amendments."

APPROVAL OF ISSUANCE OF STOCK OPTIONS AND WARRANTS TO ACQUIRE DIAMONDCORP COMMON SHARES

If Shareholders approve the Arrangement Resolution, Shareholders will be requested to approve a resolution authorizing issuance of incentive stock options and warrants to insiders and others to acquire Diamondcorp Common Shares with exercise prices as set out in the Table of Options and Warrants. See "The Arrangement - Effect of Arrangement on Existing Share commitments".

Approval of the following resolutions is requested:

         "BE IT RESOLVED THAT:

         1. approval be and it is hereby given to Diamondcorp Resources Inc. granting incentive stock options and issuing warrants to insiders and others in the amounts and at the exercise prices as set out in the Circular, or at such other price as may be acceptable to the TSX Venture Exchange; and

         2. any one director of Diamondcorp Resouurces Inc. be and is hereby authorized to make the necessary filing with the TSX Venture Exchange to obtain the acceptance of the TSX Venture Exchange to the foregoing."

APPROVAL OF DIAMONDCORP'S STOCK OPTION PLAN

Companies applying for listing on the TSX Venture Exchange must implement a stock option plan which must be approved by the company's shareholders. Provided Shareholders approve the Arrangement, Diamondcorp intends to apply for listing on the Exchange. Diamondcorp's directors have approved Diamondcorp's Stock Option Plan. See "Stock Option Plan" in Schedule "H" (Information Concerning Diamondcorp After the Arrangement). Accordingly, conditional upon approval of the Arrangement, Shareholders will be requested at the Meeting to consider and, if thought appropriate, to pass, with or without amendment, an ordinary resolution substantially in the following form:

         "BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

         1. The adoption of Diamondcorp's Stock Option Plan be ratified, confirmed and approved, subject to acceptance by the TSX Venture Exchange;

         2. Diamondcorp be authorized to grant stock options for up to 10% of the common shares of Diamondcorp outstanding from time to time pursuant and subject to the terms and conditions of Diamondcorp's Stock Option Plan;

         3. All existing stock options shall become subject to the provisions of Diamondcorp's Stock Option Plan upon adoption by Diamondcorp;

         4. The Board of Directors be authorized on behalf of Diamondcorp to make any amendments to Diamondcorp's Stock Option Plan as may be required by regulatory authorities, without further approval of Shareholders, in order to ensure adoption of Diamondcorp's Stock Option Plan; and

         5. Any one director or officer of Diamondcorp be and he is hereby authorized and directed to do all such acts and things and to execute and deliver under the corporate seal or otherwise all such deeds, documents, instruments and assurances as in his opinion may be necessary or desirable to give effect to this resolution."

                                  OTHER MATTERS

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Circular to vote the same in accordance with their best judgment of such matters.

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company to request copies of the Company's financial statements and MD&A by sending a request to the Vancouver office of the Company. Financial information is provided in the Company's comparative financial statements and MD&A for the financial year ended October 31, 2005 and unaudited financial statements and MD&A for the period ended April 30, 2006.

                                 BOARD APPROVAL

The contents of this Information Circular, including the schedules hereto, and the sending of this Circular to shareholders entitled to receive notice of the Meeting, to each director, to the auditors of the Company and to the appropriate governmental agencies, have been approved in substance by the directors of the Company pursuant to resolutions passed as of August 11, 2006.

CERTIFICATE FOR ALBERTA SHAREHOLDERS

The foregoing contains no untrue statements of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

The Company is a reporting issuer in Alberta due to its listing on the TSX Venture Exchange. The following is required by the Securities Rules (Alberta):

IT IS AN OFFENCE UNDER THE SECURITIES ACT (ALBERTA), THE SECURITIES REGULATION (ALBERTA) AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR REGULATIONS THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

DATED at Vancouver, British Columbia, this 11th day of August, 2006.

ON BEHALF OF THE BOARD OF DIRECTORS


By:  /s/ RICHARD W. HUGHES                  By:  /s/ ALAN CAMPBELL
President                                   Director

                           CERTIFICATE OF THE COMPANY


The foregoing  constitutes full, true and plain disclosure of all material facts
relating  to  the  securities  of  the  Company   assuming   completion  of  the
Arrangement.



By:  /s/ RICHARD W. HUGHES                  By:  /s/ ALAN CAMPBELL
     --------------------------------            -------------------------------
President and Chief Executive Officer       Director and Chief Financial Officer

                    CERTIFICATE OF DIAMONDCORP RESOURCES INC.


The foregoing as it relates to Diamondcorp subconstitutes, full, true and plain disclosure of all material facts relating to the securities of Diamondcorp.




By:  /s/ RICHARD W. HUGHES                  By:  /s/ ALAN CAMPBELL
     --------------------------------            -------------------------------
President and Director                      Director

                                                                      DOCUMENT 2


                                  SCHEDULE "A"

                             ARRANGEMENT RESOLUTION


ARRANGEMENT  UNDER  SECTION  289  OF  THE  BUSINESS  CORPORATIONS  ACT  (BRITISH
COLUMBIA)

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the Plan of Arrangement under Section 289 of the BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA) set forth in the Plan of Arrangement attached as
         Exhibit 1 to Schedule "B" to the Management Information Circular accompanying the notice of this meeting be and it is hereby approved and authorized:

2. the Arrangement Agreement dated as of August 3, 2006 between Amador Gold Corp. ("the Company") and Diamondcorp Resources Inc. attached as Schedule "B" to the Management Information Circular accompanying the notice of this meeting be and it is hereby confirmed, ratified and approved;

3. the necessary amendments to the Notice of Articles and Articles of the Company under sections 257 and 294 of the BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA) and otherwise in all other instances as may be necessary to give effect to the Plan of Arrangement and without limitation to authorize the Company to redesignate the Common Shares as Class A Shares and to provide for the issuance of an unlimited number of new common shares without par value and an unlimited number of reorganization shares without par value, the Class A Shares and reorganization shares having the special rights and restrictions attached as set out in Appendix 1 of Exhibit I of Schedule "B" to the Management Information Circular accompanying the notice of this meeting be and they are hereby approved and authorized;

4. notwithstanding that this resolution has been duly passed by the shareholders of the Company or received the final approval of the Supreme Court of British Columbia, without further resolution of the shareholders, approval is hereby given to the board of directors of the Company to terminate the Arrangement Agreement and Plan of Arrangement and to revoke this resolution at any time prior to completion of the filings to effect the Arrangement with the Registrar of Companies; and

5. any director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to execute and deliver any documents and instruments and take such other actions as such director or officer may determine to be necessary or desirable to implement this special resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.

                                                                      DOCUMENT 3

                                  SCHEDULE "B"
                              ARRANGEMENT AGREEMENT


THIS AGREEMENT dated as of the 3rd day of August, 2006.

BETWEEN:

         AMADOR GOLD CORP., a corporation duly incorporated pursuant to the laws of British Columbia, having an office at 711 - 675 West Hastings Street, Vancouver, BC V6B 1N2

         (the "Company")

AND:

         DIAMONDCORP RESOURCES INC., a corporation duly incorporated pursuant to the laws of British Columbia, having an office at 711 - 675 West Hastings Street, Vancouver, BC V6B 1N2

         (the "Subsidiary")

WHEREAS the Company intends to propose to its members the Arrangement;

AND WHEREAS the Subsidiary is a wholly-owned subsidiary of the Company;

AND WHEREAS the parties hereto wish to record their agreements with regard to the Arrangement and Plan of Arrangement;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the premises and the respective covenants and agreements herein contained, the parties hereto covenant and agree as follows:


                                    ARTICLE 1
                                 INTERPRETATION


1.1.     DEFINITIONS

In this Agreement including the recitals hereto, unless there is something in the subject matter or context inconsistent therewith, words and terms defined in the Circular shall have the same meaning when used herein and, in addition, the following terms shall have the following meanings:

         (a)      "ARRANGEMENT"  means the  arrangement  under the provisions of
                  Section 288 of the BCA, on the terms and conditions set forth in the Plan of Arrangement or any amendment or variation thereto made in accordance with section 5.1 of this Agreement;

         (b)      "ARRANGEMENT PROVISIONS" means Part 9, Division 5 of the BCA;

         (c) "BCA" means the Business Corporations Act, S.B.C. 2002, c.57, as amended;

         (d) "BUSINESS DAY" means any day, other than a Saturday or a Sunday, when Canadian chartered banks are open for business in the City of Vancouver;

         (e) "CHARTER DOCUMENTS" means the Articles and the related Notice of Articles under the BCA;

         (f) "CIRCULAR" means the definitive form, together with any amendments thereto, of the management information circular of the Company to be prepared and sent to the holders of the Common Shares in connection with the Meeting;

         (g)      "CLASS A SHARES"  means the  renamed and  redesignated  Common
                  Shares  as  described  in  section   5.1(a)  of  the  Plan  of
                  Arrangement;

         (h) "COMMON SHARES" means the common shares without par value in the capital of the Company which the Company is authorized to issue as the same are constituted on the date hereof;

         (i)      "COURT" means the Supreme Court of British Columbia;

         (j)      "EFFECTIVE  DATE"  means the date on which the Final Order and
                  all  required   documents  are  accepted  for  filing  by  the
                  Registrar;

         (k)      "EXCHANGE" means the TSX Venture Exchange;

         (l) "FINAL ORDER" means the final order of the Court approving the Arrangement;

         (m) "INTERIM ORDER" means the order of the Court made pursuant to the petition therefor contemplated by section 3.3 hereof;

         (n) "MEETING" means the general meeting of holders of Common Shares to be held to consider, among other matters, the Arrangement, and any adjournment thereof;

         (o) "NEW COMMON SHARES" means a new class of common shares without par value in the capital of the Company which the Company will create and issue under the Arrangement and for which the Class A Shares are, in part, to be exchanged as part of the Plan of Arrangement and which, immediately after completion of the transactions comprising the Plan of Arrangement, will be identical in every relevant respect to the Common Shares;

         (p) "OPTIONS" means incentive stock options of the Company which are outstanding on the Effective Date;

         (q) "PLAN OF ARRANGEMENT" means the plan of arrangement which is annexed as Exhibit I hereto and any amendment or variation thereto made in accordance with section 5.1 hereof;

         (r) "PROPERTY OPTION AGREEMENTS" means the outstanding property option agreements pursuant to which the Company:

                  (i) may issue Common Shares on certain specified dates to the optionors under the agreements to maintain the agreement in good standing; and

                  (ii) is obligated to issue Common Shares after commercial production;

                  which agreements contain corporate reorganization terms which would entitle the optionor to receive New Common Shares and Subsidiary Common Shares;

         (s)      "REGISTRAR" means the Registrar of Companies under the BCA;

         (t) "REORGANIZATION SHARES" means the Reorganization Shares without par value in the capital of the Company which the Company will create and issue under the Arrangement and for which the Class A Shares are, in part, to be exchanged under the Plan of Arrangement;

         (u) "SUBSIDIARY COMMON SHARES" means the common shares without par value in the capital of the Subsidiary;

         (v) "SUBSIDIARY PROPERTY COMMITMENT" means the covenant of the Subsidiary described in subsection 3.2(d) of this Agreement to issue Subsidiary Common Shares to the optionors if and when the Company issues New Common Shares to the optionor after the Effective Date;

         (w) "WARRANTS" means share purchase warrants of the Company which are outstanding on the Effective Date.

1.2      "CORPORATION" AND "SUBSIDIARY"

         For the purposes of this Agreement

         (a)      a corporation is a subsidiary of another corporation

                  (i)      where it is controlled by:

                           (A)      that other corporation; or

                           (B) that other corporation and one or more corporations, each of which is controlled by that other corporation; or

                           (C) two or more corporations, each of which is controlled by that other corporation; or

                  (ii) it is a subsidiary of a subsidiary of that other corporation.

         (b)      a corporation is controlled by a person where

                  (i) shares of the corporation carrying more than 50% of the votes for the election of directors are held, other than by way of security only, by or for the benefit of that person; and

                  (ii)     the  votes   carried  by  the  shares   mentioned  in
                           paragraph (i) are sufficient, if exercised, to elect a majority of the directors of the corporation.

1.3      INTERPRETATION NOT AFFECTED BY HEADINGS

The division of this Agreement into articles, sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", and "hereunder" and similar expressions refer to this Agreement

(including the exhibit hereto) and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.4      NUMBERS, ET CETERA

Unless the context otherwise requires, words importing the singular number only shall include the plural and vice versa, words importing the use of any gender shall include both genders; and words importing persons shall include firms, corporations, trusts and partnerships.

1.5      DATE FOR ANY BUSINESS CORPORATIONS ACTION

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day at such place, unless otherwise agreed to.

1.6      ENTIRE AGREEMENT

This Agreement, together with the exhibit, schedules, agreements and other documents herein or therein referred to, constitute the entire agreement among the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, among the parties with respect to the subject matter hereof.

1.7      CURRENCY

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada unless otherwise specified.


                                    ARTICLE 2
                         REPRESENTATIONS AND WARRANTIES


2.1      REPRESENTATIONS AND WARRANTIES OF THE COMPANY

         The Company represents and warrants to and in favour of the Subsidiary as follows:

         (a) the Company is a company duly organized and validly existing under the BCA and has the corporate power and authority to own, operate and lease its property and assets and to carry on its business as now being conducted by it, and it is duly registered, licensed or qualified to carry on business in each jurisdiction in which a material amount of its business is conducted or where the charter of its properties and assets makes such registration, licensing or qualification necessary;

         (b) the Company has the corporate power and authority to enter into this Agreement and, subject to obtaining the requisite approvals contemplated hereby, to perform its obligations hereunder;

         (c) the authorized capital of the Company currently consists of an unlimited number of common shares without par value of which at the date of this Agreement, 60,200,748 common shares without par value are issued and outstanding;

         (d) as at the date of this Agreement, no individual, firm, corporation or other person holds any securities convertible or exchangeable into any shares of the Company or of any of its subsidiaries or has any agreement, warrant, option or any right capable of becoming an agreement, warrant or option for the purchase of any unissued shares of the Company or any of its subsidiaries, except for:

                  (i) holders of Warrants who have the right to purchase an aggregate of 38,683,521 Common Shares pursuant to the Warrants; and

                  (ii) employees and directors of the Company who have options to purchase an aggregate of 5,984,000 Common Shares pursuant to the Options;

         (e) the execution and delivery of this Agreement by the Company and the completion of the transactions contemplated herein:

                  (i) do not and will not result in a breach of, or violate any term or provision of, the constating documents of the Company or any of the constating documents of its subsidiaries;

                  (ii) subject to receiving any consent as may be necessary under any agreement by which the Company or any of its subsidiaries is bound, including any necessary consents that may be required prior to completion of the transfer of mineral properties as required by the Plan of Arrangement, do not and will not, as of the Effective Date, conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which the Company and its subsidiaries taken as a whole, or to which any material property of the Company or any of its subsidiaries is subject or result in the creation of any lien, charge or encumbrance upon any of the material assets of the Company or any of its subsidiaries under any such agreement or instrument, or give to any person any material interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, license, permit or authority; and

                  (iii) subject to receipt of necessary approvals of the holders of the Common Shares and the Court do not and will not as of the Effective Date violate any provision of law or administrative regulation or any judicial or administrative award, judgment or decree applicable and known to the Company, after due inquiry, the breach of which would have a material adverse effect on the Company and its subsidiaries taken as a whole;

         (f) to the best of the knowledge of the Company after due inquiry, there are no actions, suits, proceedings or investigations commenced, contemplated or threatened against or affecting the Company or any subsidiary of the Company which reasonably may be considered to be material to the Plan of Arrangement, at law or in equity, before or by any governmental department, commission, board, bureau, court, agency, arbitrator or instrumentality, domestic or foreign, of any kind nor, to the best of the knowledge of the Company, after due inquiry, are there any existing facts or conditions which may reasonably be expected, individually or in the aggregate, to be a proper basis for any actions, suits, proceedings or investigations, which in any case would prevent or hinder the consummation of the transactions contemplated by this Agreement, or the Plan of Arrangement, or which may reasonably be expected individually or in the aggregate to have a material adverse effect on the business, operations, properties, assets or affairs, financial or otherwise, of the Company and its subsidiaries, taken as a whole, either before or after the Effective Date;

         (g) the execution and delivery of this Agreement and the completion of the transactions contemplated herein have been duly approved by the board of directors of the Company and this Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company enforceable against it in accordance with its terms, except as may be limited by bankruptcy, insolvency or other laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction; and

         (h) the information to be set forth in the Circular relating to the Company and its subsidiaries and the interests of the Company and such subsidiaries, their respective businesses and properties and the effect of the Arrangement thereon will be true, correct and complete in all material respects and will not contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading in the light of the circumstances in which they are made.

2.2      REPRESENTATIONS AND WARRANTIES OF THE SUBSIDIARY

The Subsidiary represents and warrants to and in favour of the Company as follows:

         (a) the Subsidiary is a company duly organized and validly existing under the BCA;

         (b) the Subsidiary has the corporate power and authority to enter into this Agreement and, subject to obtaining the requisite approvals contemplated hereby, to perform its obligations hereunder;

         (c) the authorized capital of the Subsidiary consists of an unlimited number of common shares without par value, of which one Subsidiary Common Share is issued and outstanding as at the date hereof;

         (d) except as contemplated by this Agreement, no individual, firm, corporation or other person holds any securities convertible or exchangeable into any shares of the Subsidiary or has any agreement, warrant, option or any right capable of becoming an agreement, warrant or option for the purchase of any unissued shares of the Subsidiary;

         (e) the execution and delivery of this Agreement by the Subsidiary and the completion of the transactions contemplated herein:

                  (i) do not and will not result in the breach of, or violate any term or provision of, the constating documents of the Subsidiary; and

                  (ii)     do  not  and  will  not,  as of the  Effective  Date,
                           violate any provision of law or administrative regulation or any judicial or administrative award, judgment or decree applicable and known to the Subsidiary, after due inquiry, the breach of which would have a material adverse effect on the Subsidiary;

         (f) the execution and delivery of this Agreement and the completion of the transactions contemplated herein have been duly approved by the directors of the Subsidiary and this Agreement has been executed and delivered by the Subsidiary and constitutes a valid and binding obligation of the Subsidiary enforceable against it in accordance with its terms, except as may be limited by bankruptcy, insolvency or other laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction; and

         (g) the Subsidiary is not engaged in any business nor is it a party to or bound by anything contrary to the BCA or any, agreement, arrangement, instrument, license, permit or authority, other than this Agreement and any transaction or agreement necessary or incidental to the fulfillment of its obligations under this Agreement, nor does it have any liabilities, contingent or otherwise, except as provided in or permitted by this Agreement.


                                    ARTICLE 3
                                    COVENANTS


3.1      COVENANTS OF THE COMPANY

The Company hereby covenants and agrees as follows:

         (a) until the Effective Date, the Company and each of its subsidiaries shall carry on its business in the ordinary course and shall not enter into any transaction or incur any obligation or liability out of the ordinary course of its business, except as otherwise contemplated in this Agreement;

         (b) except as otherwise contemplated in this Agreement, until the Effective Date, the Company shall not, amalgamate, consolidate or enter into any other corporate reorganization with, any other corporation or person or perform any BCA or enter into any transaction or negotiation which reasonably could be expected to, directly or indirectly, interfere or be inconsistent with the completion of the Arrangement;

         (c) the Company shall, in a timely and expeditious manner, file the Circular in all jurisdictions where the Circular is required to be filed by the Company and mail the Circular to holders of Common Shares, the directors of the Company, the auditors of the Company and anyone else, all as may be required by the Interim Order and applicable law;

         (d) the Company shall perform the obligations required to be performed by it hereunder and shall do all such other acts and things as may be necessary or desirable in order to carry out and give effect to the transactions under the Arrangement as described in the Circular and, without limiting the generality of the foregoing, the Company shall use its commercially reasonable efforts to seek:

                  (i) the approval of the holders of the Common Shares required for the implementation of the Arrangement,

                  (ii) the confirmation of the listing of the New Common Shares on the Exchange,

                  (iii)    the Final Order as provided for in section 3.3, and

                  (iv) such other consents, orders, rulings, approvals and assurances as counsel may advise are necessary or desirable for purposes hereof and the implementation of the Arrangement, including those referred to in section 4.1;

(e) the Company shall issue shares in accordance with any Property Option Agreements which may be assigned to the Subsidiary or which property rights under such Property Option Agreements are assigned to the Subsidiary, unless both the Company and the Subsidiary agree to terminate such Property Option Agreement;

         (f) the Company will convene the Meeting on or about September 15, 2006, or such other later date acceptable to the parties, and will solicit proxies to be voted at the Meeting in favour of the Arrangement and all other resolutions referred to in the Circular; and

         (g) the Company will use its reasonable best efforts to cause each of the conditions precedent set out in sections 4.1 and 4.2 to be complied with on or before the Effective Date.

3.2      COVENANTS OF THE SUBSIDIARY

The Subsidiary hereby covenants and agrees with the Company as follows:

         (a) until the Effective Date, the Subsidiary shall not merge or amalgamate or consolidate with, or enter into any other corporate reorganization with, any other corporation or person, perform any act or enter into any transaction or negotiation which interferes or is inconsistent with the Arrangement or other transactions contemplated by this Agreement;

         (b) the Subsidiary shall perform the obligations required to be performed by it, and shall enter into all agreements required to be entered into by it, under this Agreement and the Plan of Arrangement and shall do all such other acts and things as may be necessary or desirable in order to carry out and give effect to the Arrangement and related transactions as described in the Circular and, without limiting the generality of the foregoing, the Subsidiary shall seek and cooperate with the Company in seeking:

                  (i)      the Final Order as provided for in section 3.3, and

                  (ii) such other consents, orders, rulings, approvals and assurances as counsel may advise are necessary or desirable for the purposes hereof and the implementation of the Arrangement, including those referred to in section 4.1; and

         (c) if and when the Company issues New Common Shares after the Effective Date to an optionor pursuant to the terms of the Property Option Agreements, the Subsidiary shall issue to the optionor that number of Subsidiary Common Shares that is equal to the number of New Common Shares issued by the Company pursuant to the terms of the Property Option Agreement divided by three (3).

3.3      INTERIM ORDER AND FINAL ORDER

Each party covenants and agrees that it will, as soon as reasonably practicable, apply to the Court pursuant to Section 291 of the BCA for the Interim Order providing for, among other things, the calling and holding of the Meeting for the purpose of, among other matters, considering and, if deemed advisable, approving the Arrangement and that, if the approval of the Arrangement as set forth in the Interim Order is obtained by the Company from the holders of the requisite number of Common Shares, then as soon as practicable thereafter, each party will take the necessary steps to submit the Arrangement to the Court and apply for the Final Order in such fashion as the Court may direct. As soon as practicable thereafter, and subject to compliance with any other conditions provided for in Article 4 hereof, the Company and the Subsidiary shall file with the Registrar pursuant to subsections 293 and 294 of the BCA a certified copy of the Final Order and amendments to their respective constating documents necessary to give effect to the Arrangement.

3.4      NON-SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS

The respective representations, warranties and covenants of the Company and the Subsidiary contained herein shall expire and be terminated and extinguished at and from the Effective Date, other than the covenants in sections 3.1(d) and 3.2(b) and no party shall have any liability or further obligation to any party hereunder in respect of the respective representations, warranties and covenants thereafter, other than the covenants in sections 3.1(d) and 3.2(b).


                                    ARTICLE 4
                                   CONDITIONS


4.1      MUTUAL CONDITIONS PRECEDENT

The respective obligations of each party hereto to complete the transactions contemplated by this Agreement shall be subject to the satisfaction, on or before the Effective Date, of the following conditions, none of which may be waived unilaterally by any party hereto in whole or in part:

         (a) the Interim Order shall have been obtained in form and substance satisfactory to the Company and the Subsidiary, acting reasonably;

         (b) the Arrangement and this Agreement, with or without amendment, shall have been approved at the Meeting in accordance with the Arrangement Provisions, the Charter Documents of the Company, the Interim Order and the requirements of any applicable regulatory authorities;

         (c) the Arrangement and this Agreement, with or without amendment, shall have been approved by the shareholders of the Subsidiary to the extent required by, and in accordance with the Arrangement Provisions and the Charter Documents of the Subsidiary;

         (d)      the Final Order shall have been obtained in form and substance
                  satisfactory  to  the  Company  and  the  Subsidiary,   acting
                  reasonably;

         (e) the Exchange shall have conditionally approved the Arrangement, including the listing of the Class A Shares in substitution for the Common Shares, the delisting of the Class A Shares, the listing of the New Common Shares and Reorganization Shares issuable on the Arrangement, and the delisting of the Reorganization Shares, subject to compliance with the listing requirements of the Exchange;

         (f) no action shall have been instituted and be continuing on the Effective Date for an injunction to restrain, a declaratory judgment in respect of or damages on account of or relating to the Arrangement and no cease trading or similar order with respect to any securities of the Company or the Subsidiary shall have been issued and remain outstanding;

         (g) all material regulatory requirements shall have been complied with and all other material consents, agreements, orders and approvals, including regulatory and judicial approvals and orders, necessary for the completion of the transactions provided for in this Agreement or contemplated by the Circular shall have been obtained or received from the persons,
                  authorities   or   bodies   having    jurisdiction    in   the
                  circumstances;

         (h) the Company shall have obtained all consents or approvals for the purpose of validly assigning the Diamond Properties;

         (i) none of the consents, orders, regulations or approvals contemplated herein shall contain conditions or require undertakings or security deemed unsatisfactory or unacceptable by the Company or the Subsidiary acting reasonably; and

         (j)      this Agreement shall not have been terminated under Article 5.

4.2      CONDITIONS TO OBLIGATIONS OF EACH PARTY

The obligation of each of the Company and the Subsidiary to complete the transactions contemplated by this Agreement is further subject to the condition, which may be waived by any such party without prejudice to its right to rely on any other condition in favour of such party, that each and every one of the covenants of the other party hereto to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by such party and that, except as affected by the transactions contemplated by this Agreement, the representations and warranties of the other party hereto shall be true and correct in all material respects as at the Effective Date, with the same effect as if such representations and warranties had been made at and as of such time, and if requested on the Effective Date, each such party shall have received a certificate, dated the Effective Date, of a senior officer of each other party confirming the same.

4.3      MERGER OF CONDITIONS

The conditions set out in sections 4.1 and 4.2 shall be deemed conclusively to have been satisfied, waived or released upon the delivery to the Registrar pursuant to sections 293 and 294 of the BCA of a certified copy of the Final Order to give effect to the Arrangement and any amendments to the memorandum of each of the Company and the Subsidiary.


                                    ARTICLE 5
                            AMENDMENT AND TERMINATION


5.1      AMENDMENT

This Agreement and the Plan of Arrangement may, at any time and from time to time before and after the holding of the Meeting but not later than the Effective Date, be amended in a manner not materially prejudicial to the shareholders of the Company by written agreement of the parties hereto without, subject to applicable law, further notice to or authorization on the part of the shareholders of the Company for any reason whatsoever.

5.2      TERMINATION

This Agreement may, at any time before or after the holding of the Meeting but no later than the Effective Date, be terminated by the board of directors of the Company without further notice to its shareholders.

Without limiting the generality of the foregoing, the Company may terminate this
Agreement:

         (a) in the event that any right of dissent is exercised pursuant to section 5.3 of the Plan of Arrangement in respect of the Common Shares, immediately prior to the Effective Date, shareholders who have exercised their right of dissent have not abandoned their right of dissent with respect to less than the percentage of the Common Shares outstanding as of the Effective Date as is determined in the sole judgement of the Company, to be acceptable under the circumstances; or

         (b) if prior to the Effective Date there is a material change in the business, operations, properties, assets, liabilities or condition, financial or otherwise, of the Company or in the Subsidiary, or any change in general economic conditions, interest rates or any outbreak or material escalation in, or the cessation of, hostilities or any other calamity or crisis, or there should develop, occur or come into effect any occurrence which has a material effect on the financial markets of Canada and the board of directors of the Company determines in its sole judgment that it would be inadvisable in such circumstances for the Company to proceed with the Arrangement.

5.3      EFFECT OF TERMINATION

Upon the termination of this Agreement pursuant to section 5.3 hereof, no party shall have any liability or further obligation to any other party hereunder.


                                    ARTICLE 6
                                     GENERAL


6.1      NOTICES

All notices which may or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be deemed to be validly given if served personally or by facsimile, in each case to the attention of the persons at the following addresses or to such other persons or addresses as shall be specified by the parties by like notice:

If to the Company:                            If to the Subsidiary:

Suite  711 - 675                              Suite  711 - 675
West Hastings Street                          West Hastings Street
Vancouver, BC V6B 1N2                         Vancouver, BC V6B 1N2

Attention:  Richard W. Hughes                 Attention:  Richard W. Hughes
Facsimile:  (604) 685-3764                    Facsimile:  (604) 685-3764

The date of receipt of any such notice shall be deemed to be the date of delivery or facsimile transmission thereof.

6.2      ASSIGNMENT

No party may assign its rights or obligations under this Agreement or the Arrangement without the prior written consent of the other party hereto.

6.3      BINDING EFFECT

This Agreement and the Arrangement shall be binding upon and shall enure to the benefit of the parties hereto and their respective successors and permitted assigns and, in the case of the Arrangement, shall enure to the benefit of the holders from time to time of the Common Shares.

6.4      FURTHER ACTS

The parties shall do all such further acts and things and execute such other documents as may be necessary to give effect to the terms and conditions of this Agreement and the Plan of Arrangement.

6.5      WAIVER

Any waiver or release of any of the provisions of this Agreement, to be effective, must be in writing executed by the party granting the same. Waivers may only be granted upon compliance with the terms governing amendments set forth in section 5.1 hereof, applied mutatis mutandis.

6.6      GOVERNING LAW

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

6.7      COUNTERPARTS

This Agreement may be executed in one or more counterparts each of which shall be deemed an original but all of which together shall constitute one and the same instrument.


IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first written.


The Corporate Seal of AMADOR GOLD CORP.              )
was hereunto affixed in the presence of:             )
                                                     )
                                                     )                 c/s
                                                     )
AUTHORIZED SIGNATORY                                 )

The Corporate Seal of DIAMONDCORP                    )
RESOURCES INC.                                       )
was hereunto affixed in the presence of:             )
                                                     )
                                                     )                 c/s
                                                     )
AUTHORIZED SIGNATORY                                 )

                                    EXHIBIT I

                  PLAN OF ARRANGEMENT UNDER PART 9, DIVISION 5
               OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

                                   ARTICLE 1
                                 INTERPRETATION


1.1      DEFINITIONS

In this Arrangement, unless there is something in the subject matter or context inconsistent therewith:

         (a)      "Arrangement"   means  the  arrangement   proposed  under  the
                  provisions of Part 9, Division 5 of the BCA on the terms set out in this Plan of Arrangement;

         (b) "Arrangement Agreement" means the agreement, dated as of August 3, 2006 between the Company and the Subsidiary to which this Plan of Arrangement is attached as Exhibit 1, as the same may be amended from time to time;

         (c)      "Arrangement Provisions" means Part 9, Division 5 of the BCA;

         (d) "BCA" means the BUSINESS CORPORATIONS ACT (British Columbia) S.B.C. 2002, c.57, as amended;

         (e) "Bonus Shares" means the 200,000 Subsidiary Common Shares to be issued and delivered to the Company on the Effective Date;

         (f) "Circular" means the definitive form, together with any amendments thereto, of the management information circular of the Company to be prepared and sent to the shareholders of the Company in connection with the Meeting;

         (g) "Class A Shares" means the renamed and redesignated Common Shares as described in section 5.1(a) of this Plan of Arrangement;

         (h) "Common Share" means any one of the common shares without par value in the capital of the Company which the Company is authorized to issue as the same are constituted on the date hereof;

         (i) "Company" means Amador Gold Corp., a company transitioned under the BCA;

         (j)      "Court" means the Supreme Court of British Columbia;

         (k) "Diamond Properties" means the interests held by the Company in the mineral properties and equipment described in Appendix 2 hereto and all sundry data and information (including opinions) held by the Company and its agents in respect thereof, all which property and data shall be transferred to the Subsidiary on the Effective Date free and clear of all encumbrances except those set out in Appendix 3;

         (l)      "Effective  Date"  means the date on which the Final Order and
                  all  required   documents  are  accepted  for  filing  by  the
                  Registrar;

         (m)      "Exchange" means the TSX Venture Exchange;

         (n) "Final Order" means the final order of the Court approving the Arrangement pursuant to the BCA;

         (o) "Financing Price" means the price to be paid for the common shares of the Subsidiary to be offered for issuance pursuant to an initial public offering or private placement financing in order to raise funds necessary to meet minimum Exchange listing requirements;

         (p) "holder", when not qualified by the adjective "registered", means the person entitled to a share hereunder whether or not registered or entitled to be registered in respect thereof in the central securities registry of the Company or the Subsidiary, as the case may be;

         (q) "Interim Order" means the interim order to be obtained from the Court, providing for a special meeting of the Common Shareholders to consider and approve the Arrangement and for certain other procedural matters as well as for the issue of a notice of application for the Final Order;

         (r) "ITA" means the INCOME TAX ACT (Canada), as amended, and the regulations thereunder;

         (s) "Listing Date" shall mean the date the Subsidiary Common Shares commence trading on the Exchange;

         (t) "Loan Balance" means the amount owing from time to time on account of accrued interest and principal of the Working Capital Loan;

         (u) "Meeting" means the meeting of holders of common shares of the Company which will be held to consider, among other matters, the Arrangement, and any adjournment thereof;

         (v) "New Common Share" means any one of the common shares without par value in the capital of the Company to be issued, in part, in exchange for the Class A Shares as part of the Arrangement and which, immediately after completion of the transactions comprising the Plan of Arrangement, will be identical in every relevant respect to the Common Shares;

         (w)      "Options"   means  the  incentive  stock  options  issued  and
                  outstanding immediately prior to the Effective Date;

         (x) "Original Exercise Price" means the original exercise price of an Option or Warrant, as the case may be;

         (y) "Plan of Arrangement" means this plan of arrangement, as it may be amended from time to time in accordance with section
                  5.1 of the Arrangement Agreement;

         (z) "PUC" means paid up capital as defined in subsection 89(1) of the ITA;

         (aa)     "Registrar" means the Registrar under the BCA;

         (bb) "Reorganization Share" means the reorganization shares without par value in the capital of the Company to be issued, in part, in exchange for the Common Shares as part of the Arrangement,;

         (cc) "Shareholders" means those persons who, as at the close of business on the Effective Date, are registered holders of Common Shares;

         (dd) "Subsidiary" means Diamondcorp Resources Inc., a company incorporated under the BCA to facilitate the Arrangement;

         (ee) "Subsidiary Common Share" means any one of the common shares without par value which the Subsidiary is authorized to issue;

         (ff) "Subsidiary Property Commitment" means the covenant of the Subsidiary described in subsection 3.2(c) of the Arrangement Agreement to issue Subsidiary Common Shares to the optionors if and when the Company issues New Common Shares to the optionor after the Effective Date;

         (gg) "Subsidiary Unit" means a unit of the Subsidiary, each unit comprised of one Subsidiary Common Share and one share purchase warrant, with each warrant entitling the Company to purchase one additional Subsidiary Common Share at a price equal to the Financing Price for a period of two years from the date of issuance of the Subsidiary Unit;

         (hh)     "Transfer Agent" means Pacific Corporate Trust Company;

         (ii) "Warrants" means the share purchase warrants to purchase Common Shares issued and outstanding immediately prior to the Effective Date; and

         (jj) "Working Capital Loan" means the loan of $100,000 by the Company to the Subsidiary, as referred to in Article 4.1 hereof to enable the Subsidiary to conduct business prior to the Effective Date and to assist in meeting the minimum listing requirements of the Exchange.

1.2      HEADINGS

The division of this Plan of Arrangement into articles, sections, subsections and paragraphs, and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms "this Plan of Arrangement", "hereof", "herein", "hereunder" and similar expressions refer to this Plan of Arrangement as a whole and not to any particular article, section, subsection, paragraph or other part hereof. Unless something in the subject matter or context is inconsistent therewith, all references herein to articles, sections, subsections and paragraphs are to articles, sections, subsections and paragraphs of this Plan of Arrangement.

1.3      EXTENDED MEANINGS

In this Plan of Arrangement, words importing the singular number only shall include the plural and vice versa, and words importing the masculine gender shall include the feminine and neuter genders, and words importing persons shall include individuals, partnerships, associations, firms, trusts, unincorporated organizations and corporations.

1.4      CURRENCY

All references to currency herein are to lawful money of Canada unless otherwise specified herein.


                                   ARTICLE 2
                              ARRANGEMENT AGREEMENT


2.1      ARRANGEMENT AGREEMENT

This Plan of Arrangement is made pursuant to the provision of the Arrangement Agreement.

                                   ARTICLE 3
                           SUMMARY OF THE ARRANGEMENT


3.1      SUMMARY

         (a) This Arrangement is being effected to restructure the Company pursuant to the Arrangement Provisions.

         (b)      The Company has now advanced the Working Capital Loan.

         (c)      The Common Shares will be renamed and  redesignated as Class A
                  Shares.

         (d)      All  registered   holders  of  Class  A  Shares,   except  for
                  dissenting holders of Class A Shares, shall be issued New Common Shares and Reorganization Shares on the basis that for each three (3) Common Shares owned on the Effective Date, three (3) New Common Shares and one (1) Reorganization Share shall be issued to the registered holders of Class A Shares as at the Effective Date.

         (e) The issued Reorganization Shares shall be tendered to the Subsidiary and in exchange the Subsidiary shall issue to each former registered holder thereof one Subsidiary Common Share for each Reorganization Share tendered.

         (f) All of the Reorganization Shares owned by the Subsidiary shall be redeemed for their aggregate redemption value and such redemption value shall be satisfied in full by the transfer by the Company to the Subsidiary of 100% of its beneficial interest in the Diamond Properties, unencumbered except for the reservations and burdens set out in Appendix 3, whereupon the Reorganization Shares shall be cancelled. At the time of transfer of the Diamond Properties, the Subsidiary shall issue the Bonus Shares unless the Company requests that the Company Shares be issued at a later date.

         (g) The single Subsidiary Common Share issued prior to the Effective Date and held by the Company will be purchased for $1.00 for cancellation.

         (h) Holders of Common Shares may dissent in relation to the resolution to approve the Arrangement pursuant to the provisions of the Interim Order and section 238(1)(d) of the BCA.

         (i) The exchange of Class A Shares for New Common Shares and Reorganization Shares, the sale and transfer of the Reorganization Shares to the Subsidiary in consideration of the issuance of the Subsidiary Common Shares, the redemption of the Reorganization Shares and the transfer of the Diamond Properties to the Subsidiary shall all occur on the Effective Date. The issuance of the Bonus Shares to the Company shall also occur on the Effective Date.


                                   ARTICLE 4
                              WORKING CAPITAL LOAN


4.1      WORKING CAPITAL LOAN

The Parties acknowledge that on demand, the Company will advance to the Subsidiary a loan of One Hundred Thousand Dollars ($100,000) (all of which has been advanced to date), to be used by the Subsidiary for necessary working capital to meet expenses prior to the Effective Date and to meet the minimum working capital requirements of the Exchange. The Working Capital Loan shall bear interest from the date of each advance to the day of repayment at the rate of 5% per annum with interest being added to the principal on each anniversary of the date of advance or at such time otherwise as may be provided for herein. The entire Working Capital Loan and interest accrued from August 3, 2006 shall be repaid in cash on August 2, 2007, or at the option of the Subsidiary, may be repaid earlier, provided 30 days prior written notice is given to the Company. At any time prior to repayment, whether before or after a notice of prepayment has been given, the Loan Balance or any portion thereof may be converted into Subsidiary Units at a per Subsidiary Unit conversion price equal to the Financing Price.

Conversion by the Company into Subsidiary Units may be made in whole or in part at the discretion of the Company. If made in part, the right of conversion shall remain in force with respect to the portion of the Loan Balance not converted as above.

In consideration of the advance of the Working Capital Loan, the Subsidiary shall issue the Company 200,000 common shares of the Subsidiary (the "Bonus Shares") at the time of transfer of the Diamond Properties or on such later date the parties may agree.


                                   ARTICLE 5
                                 THE ARRANGEMENT


5.1      THE ARRANGEMENT

Except as otherwise provided for hereunder, on the Effective Date, the following shall occur and be deemed to occur in the following order without further act or formality notwithstanding anything contained in the provisions attaching to any of the securities of the Company or of the Subsidiary, but subject to the provisions of Article 5.2:

         (a)      The  authorized  share capital of the Company shall be altered by:

                  (i) renaming and redesignating all of the issued and unissued Common Shares as Class A Common Shares (the "Class A Shares");

                  (ii) creating an unlimited number of common shares without par value (the "New Common Shares"); and

                  (iii) creating an unlimited number of reorganization shares without par value (the "Reorganization Shares");

                  The shares of the Company shall have the special rights and restrictions set out in the Company's Articles. The Company's Articles shall be amended by adding, as Article 27 of the Articles, the rights and restrictions set out in Appendix 1 hereto and the Company's Notice of Articles shall be amended to reflect such alterations;

         (b) Each three (3) issued and outstanding Class A Shares, except those held by dissenting holders, shall be exchanged for three
                  (3) New Common Shares and one Reorganization Share. In connection with such exchange:

                  (i) no fractional New Common Shares or Reorganization Common Shares shall be issued and fractions shall be resolved by rounding down;

                  (ii) the PUC of the Reorganization Shares shall be an amount equal to the fair market value of the Diamond Properties, as determined on the Effective Date by the

                           Board  of  Directors  of  the  Company,   immediately
                           following   the   exchange   provided   for  in  this
                           subsection;

                  (iii) the amount of the PUC of the New Common Shares will be equal to the difference between (i) the PUC of the Class A Shares and (ii) the aggregate of the PUC of the Reorganization Shares;

                  (iv) each Shareholder shall cease to be the holder of the Class A Shares so exchanged and shall become the holder of New Common Shares and Reorganization Shares issued to such Shareholder. The name of such Shareholder shall be removed from the register of holders of Class A Shares with respect to the Class A Shares so exchanged and shall be added to the registers of the holders of New Common Shares and Reorganization Shares as the holder of the number of New Common Shares and Reorganization Shares, respectively, so issued to such Shareholder;

                  (v) no share certificate representing the Reorganization Shares will be issued. No new share certificates will be issued for the New Common Shares issued pursuant to the Arrangement; and

                  (vi) the Class A Shares exchanged for New Common Shares and Reorganization Shares shall be cancelled with the appropriate entries being made in the register of members of Class A Shares.

         (c) The exercise price of all outstanding Options shall be adjusted and the Options shall be separated so as to be exercisable separately into New Common Shares and Subsidiary Common Shares. Each whole Option outstanding on the Effective Date will be exchanged for one whole New Option and one third of a Subsidiary Option. No fractional New Options or Subsidiary Options shall be issued and fractions shall be resolved by rounding down. The exercise prices of the New Options and Subsidiary Options will be based on the Original Exercise Price of the original Option. Each whole New Option will entitle the holder to acquire one New Common Share at a price equal to 80% of the Original Exercise Price. Each whole Subsidiary Option will entitle the holder to acquire one
                  Subsidiary Common Share at a price equal 20% of the Original Exercise Price multiplied by three (3). The expiry dates of the Options and other material terms thereof shall not be affected by the Arrangement.

         (d) The exercise price of all outstanding Warrants shall be adjusted and the Warrants shall be separated so as to be exercisable separately into New Common Shares and Subsidiary Common Shares. Each whole Warrant outstanding on the Effective Date will be exchanged for one whole New Warrant and one third of a Subsidiary Warrant. No fractional New Warrants or Subsidiary Warrants shall be issued and fractions shall be resolved by rounding down. The exercise prices of the New Warrants and Subsidiary Warrants will be based on the Original Exercise Price of the original Warrant. Each whole New Warrant will entitle the holder to acquire one New Common Share at a price equal to 80% of the Original Exercise Price. Each whole Subsidiary Warrant will entitle the holder to acquire one
                  Subsidiary Common Share at a price equal to 20% of the Original Exercise Price multiplied by three (3). The expiry dates of the Warrants and other material terms thereof shall not be affected by the Arrangement.

         (e) Each holder of Reorganization Shares will exchange and transfer all of its Reorganization Shares to the Subsidiary for consideration consisting solely of one Subsidiary Common Share issued by the Subsidiary for each Reorganization Share so exchanged. In connection with such exchange and transfer:

                  (i) the issue price for each Subsidiary Common Share shall be an amount equal to the fair market value of the one Reorganization Share for which it was issued as consideration; and

                  (ii) each holder of Reorganization Shares so exchanged shall cease to be the holder of the Reorganization Shares so exchanged and shall become the holder of the Subsidiary Common Shares issued to such holder. The name of such holder shall be removed from the central securities register of Reorganization Shares with respect to the Reorganization Shares so exchanged and shall be added to the central securities register of the Subsidiary Common Shares as the holder of the number of the Subsidiary Common Shares so issued to such holder, and the Subsidiary shall be and shall be deemed to be the transferee of Reorganization Shares so exchanged and the name of the Subsidiary shall be entered in the central securities register of Reorganization Shares as the holder of the number of Reorganization Shares so exchanged.

         (f) All of the Reorganization Shares owned by the Subsidiary shall be redeemed for their aggregate redemption value as determined by the Board of Directors of the Company which value shall be equal to the fair market value of the Diamond Properties on the Effective Date. Such redemption value shall be satisfied in full by the transfer by the Company to the Subsidiary of the Diamond Properties and the Reorganization Shares shall be cancelled.

         (g) The Class A Shares and Reorganization Shares, none of which will be allotted and issued once the steps referred to in sections 5.1(b) and (f) are completed, shall be cancelled and the authorized capital of the Company shall be diminished by deleting the Class A Shares and Reorganization Shares, Article 27 of the Company's Articles shall be deleted, and the Notice of Articles of the Company shall be amended accordingly.

         (h) At the time of transfer of the Diamond Properties, the Subsidiary shall issue the Bonus Shares.

         (i) The single Subsidiary Common Share issued prior to the Effective Date and held by the Company will be purchased for $1.00 for cancellation.

         (j) After the Effective Date, New Common Shares and Subsidiary Common Shares will be issued in accordance with the corporate reorganization terms contained in the Property Option Agreements, and pursuant to the Subsidiary Property Commitment, the Subsidiary shall issue Subsidiary Common Shares upon issuance by the Company of New Common Shares.

The Subsidiary shall make all commercially reasonable efforts following completion of the matters referred to in sections 5.1(a) to 5.1(j) to complete an offering of Subsidiary Common Shares at an estimated Financing Price of $0.10 per share by way of an initial public offering or a private placement financing to raise approximately $750,000 to meet minimum Exchange listing requirements. The exact Financing Price and gross proceeds to be raised will be set by negotiation between the Company and the offering agent and is subject to fluctuating market conditions. On or before completion of the planned initial public offering or a private placement financing, the Subsidiary shall make all commercially reasonable efforts as are necessary to cause the Subsidiary Common Shares to be posted and called for trading on the Exchange. The completion of the initial public offering or a private placement financing is not a condition precedent to the parties concluding the matters referred to in sections 5.1(a) to 5.1(j).

5.2      DISSENT

Each Shareholder shall be entitled to dissent and if the Arrangement is concluded to be paid by the Company the value of the Common Shares held by such holder in respect of which such holder dissents, determined as provided for in the BCA, provided that:

         (a) such holder delivers to the Secretary of the Company written objection to the Arrangement at least two days prior to the date of the proposed shareholders meeting is to be held to consider the special resolution to approve the Arrangement and otherwise complies with sections 238 (and following as they relate to dissent proceedings) of the BCA,

         (b) such holder shall not have voted any of its Common Shares in favour of the Arrangement at the Meeting in person or by proxy, and

         (c)      any such holder who exercises such right to dissent and who:

                  (i) is entitled to be paid for its Common Shares, shall be paid an amount therefor as determined by section
                           245 of the BCA and shall be deemed to have transferred such shares to the Company for cancellation on the Effective Date but shall not be entitled to any other payment or consideration (including the Subsidiary Common Shares that would be payable under this Arrangement had such holder not exercised such right of dissent); or

                  (ii) is for any reason not entitled to be paid for its Common Shares, shall be deemed to have participated in the Arrangement on the same basis and at the same time as any non-dissenting Shareholder and shall be entitled to receive New Common Shares and the Subsidiary Common Shares on the same basis as any nondissenting Shareholder pursuant to this Plan of Arrangement.


                                   ARTICLE 6
                                  CERTIFICATES


6.1      CLASS A SHARES

Recognizing that the Common Shares shall be renamed and redesignated as Class A Shares pursuant to paragraph 5.1(a)(i) and that the Class A Shares shall be exchanged partially for New Common Shares pursuant to paragraph 5.1(b), the Company shall not issue replacement share certificates representing the Class A Shares.

6.2      REORGANIZATION SHARES

Recognizing that all of the Reorganization Shares issued to the Shareholders under paragraph 5.1(b) will be exchanged for shares in the Subsidiary under paragraph 5.1(e), no share certificates will be issued.

6.3.     SUBSIDIARY SHARE CERTIFICATES

As soon as practicable following the Effective Date, the Subsidiary shall cause to be issued to the registered Shareholders as of the Share Distribution Record Date, share certificates representing the

Subsidiary Common Shares of which each such Shareholder will be the registered holder at the close of business on the Effective Date, and shall cause such share certificates be delivered or mailed to such registered shareholders.

6.4.     NEW SHARE CERTIFICATES

From and after the Effective Date, share certificates representing Common Shares shall for all purposes be deemed to be share certificates representing New Common Shares, and no new share certificates shall be issued with respect to the New Common Shares issued in connection with the Arrangement.

6.5.     INTERIM PERIOD

Any Common Shares traded after the Share Distribution Record Date will represent New Common Shares as of the Effective Date and shall not carry any rights to receive Subsidiary Common Shares.

6.6.     USE OF POSTAL SERVICES

Any certificate which any person is entitled to receive in accordance with this Plan of Arrangement shall (unless the Transfer Agent shall have received instructions to the contrary from or on behalf of such person prior to the Effective Date) be forwarded by first class mail, postage prepaid, or in the case of postal disruption in Canada, by such other means as the Transfer Agent may deem prudent.

                                   APPENDIX 1

                              AMENDMENT TO ARTICLES


27. SPECIAL RIGHTS AND RESTRICTIONS ATTACHING TO THE CLASS A SHARES AND REORGANIZATION SHARES

27.1 The special rights and restrictions attached to the Class A Shares without par value (the "Class A Shares") are as follows:

         (a) The holders of the Class A Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each Class A Share held at all meetings of the shareholders of the Company, except meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series.

         (b) Subject to the prior rights of the holders of any shares of the Company ranking senior to the Class A Shares with respect to priority in the payment of dividends, the holders of Class A Shares shall be entitled to receive dividends and the Company shall pay dividends thereon, as and when declared by the board of directors of the Company out of moneys properly applicable to the payment of dividends, in such amount and in such form as the board of directors of the Company may from time to time determine and all dividends which the board of directors of the Company may declare on the Class A Shares shall be declared and paid in equal amounts per share on all Class A Shares at the time outstanding.

         (c) In the event of the dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, subject to the prior rights of any other shares ranking senior to the Class A Shares with respect to priority in the distribution of assets upon dissolution, liquidation, winding-up or distribution for the purpose of winding-up, the holders of the Class A Shares shall be entitled to receive the remaining property and assets of the Company.

27.2 The Reorganization Shares without par value (the "Reorganization Shares") shall have attached thereto the following special rights and restrictions:

         (a) The holders of the Reorganization Shares shall not be entitled to receive notice of or to attend or vote at any meeting of shareholders of the Company except as may be required by the BUSINESS CORPORATIONS ACT (British Columbia);

         (b) Subject to the prior rights of the holders of any shares of the Company ranking senior to the Reorganization Shares with respect to priority in the payment of dividends, the holders of Reorganization Shares will be entitled to receive, if, as and when declared by the board of directors of the Company, non-cumulative dividends in an amount or amounts to be determined by the board of directors from time to time.

         (c) Subject to the rights, privileges, restrictions and conditions attaching to any shares of the Company ranking in priority to the Reorganization Shares, the Company may redeem at any time, with or without notice, any of the then outstanding Reorganization Shares on payment in cash or property for each Reorganization Share of an amount equal to the aggregate redemption value thereof (the "Reorganization Share Redemption Amount"), and the Board of Directors may authorize any person to conclusively determine the Reorganization Share Redemption Amount at any time, such determination to be evidenced by a certificate of such person. The Reorganization Share Redemption Amount will be the specified amount for the purposes of the INCOME TAX ACT (Canada), as amended.

         (d) In the event of any dissolution, liquidation or winding-up of the Company, the holders of Reorganization Shares shall be entitled to receive from the property or assets of the Company an amount equal to the Reorganization Share Redemption Amount, together with all declared and unpaid dividends thereon. Subject to the prior rights of any shares of the Company ranking in priority to the Reorganization Shares, such payment or distribution shall be made prior to the payment of any amount or the distribution of any property or assets of the Company to the holders of any other shares ranking junior to the Reorganization Shares. Upon payment to the holders of record of the Reorganization Shares on the date of distribution of the amount so payable to them, such holders shall not be entitled to share in any further distribution of the property or assets of the Company.

         (e) The provisions attaching to the Reorganization Shares may be repealed, altered, modified or amended but only with the prior approval of the holders of the Reorganization Shares given by an instrument in writing by the holders of all Reorganization Shares outstanding or by a resolution passed by at least 75 % of the votes cast at a meeting of the holders of the Reorganization Shares called for such purpose. Such requirement for the approval of the holders of the Reorganization Shares shall be in addition to any vote, authorization, confirmation or approval as may then be required by applicable law.

         (f) The Reorganization Shares shall rank junior to the Common Shares and Class A Shares of the Company and shall be subject in all respects to the rights, privileges, restrictions and conditions attaching to the Common Shares and Class A Shares.

                                   APPENDIX 2

Particulars of the Diamond Properties mineral interests and equipment held by the Company, which shall be transferred to the Subsidiary on the Effective Date

MINERAL CLAIMS

A 50% interest in the following mineral claims:

------------ ------------ ---------------- ---------------- -------------
  Property     Township     Claim Number     No. of Units     Due Date
------------ ------------ ---------------- ---------------- -------------
Collishaw    BADER        4201963          9                2007-Nov-29
------------ ------------ ---------------- ---------------- -------------
Collishaw    BADER        4201964          12               2007-Nov-29
------------ ------------ ---------------- ---------------- -------------
Collishaw    BADER        4201965          12               2007-Nov-29
------------ ------------ ---------------- ---------------- -------------
Collishaw    COLLISHAW    4201966          12               2007-Nov-29
------------ ------------ ---------------- ---------------- -------------
Collishaw    COLLISHAW    4201967          16               2007-Nov-29
------------ ------------ ---------------- ---------------- -------------
Collishaw    COLLISHAW    4201968          16               2007-Nov-29
------------ ------------ ---------------- ---------------- -------------
Collishaw    COLLISHAW    4201969          12               2007-Nov-29
------------ ------------ ---------------- ---------------- -------------
Collishaw    COLLISHAW    4201970          16               2007-Nov-29
------------ ------------ ---------------- ---------------- -------------
Collishaw    COLLISHAW    4201971          8                2007-Nov-29
------------ ------------ ---------------- ---------------- -------------
Collishaw    COLLISHAW    4201973          15               2007-Nov-29
------------ ------------ ---------------- ---------------- -------------
Collishaw    COLLISHAW    4201974          16               2007-Nov-29
------------ ------------ ---------------- ---------------- -------------
Collishaw    COLLISHAW    4201975          12               2007-Nov-29
------------ ------------ ---------------- ---------------- -------------
Collishaw    COLLISHAW    4201977          16               2007-Nov-29
------------ ------------ ---------------- ---------------- -------------
Collishaw    COLLISHAW    4201978          16               2007-Nov-29
------------ ------------ ---------------- ---------------- -------------
Collishaw    COLLISHAW    4201979          16               2007-Nov-29
------------ ------------ ---------------- ---------------- -------------
Collishaw    COLLISHAW    4201981          15               2007-Nov-29
------------ ------------ ---------------- ---------------- -------------
Collishaw    COLLISHAW    4201982          15               2007-Nov-29
------------ ------------ ---------------- ---------------- -------------
Collishaw    COLLISHAW    4201983          15               2007-Nov-29
------------ ------------ ---------------- ---------------- -------------
Collishaw    COLLISHAW    4201984          16               2007-Nov-29
------------ ------------ ---------------- ---------------- -------------
Collishaw    COLLISHAW    4201985          16               2007-Nov-29
------------ ------------ ---------------- ---------------- -------------
Collishaw    COLLISHAW    4201986          16               2007-Nov-29
------------ ------------ ---------------- ---------------- -------------
Collishaw    COLLISHAW    4201990          16               2007-Nov-29
------------ ------------ ---------------- ---------------- -------------
Collishaw    COLLISHAW    4201991          16               2007-Nov-29
------------ ------------ ---------------- ---------------- -------------
Collishaw    COLLISHAW    4201992          16               2007-Nov-29
------------ ------------ ---------------- ---------------- -------------
Hornel       HORNELL      4202057          16               2008-Mar-06
------------ ------------ ---------------- ---------------- -------------
Hornel       HORNELL      4202058          16               2008-Mar-06
------------ ------------ ---------------- ---------------- -------------
Hornel       HORNELL      4202059          16               2008-Mar-06
------------ ------------ ---------------- ---------------- -------------
Hornel       HORNELL      4202060          16               2008-Mar-06
------------ ------------ ---------------- ---------------- -------------
Hornel       HORNELL      4202061          16               2008-Mar-06
------------ ------------ ---------------- ---------------- -------------
Hornel       HORNELL      4202062          16               2008-Mar-06
------------ ------------ ---------------- ---------------- -------------
Hornel       HORNELL      4202063          12               2008-Mar-06
------------ ------------ ---------------- ---------------- -------------
Hornel       HORNELL      4202064          12               2008-Mar-06
------------ ------------ ---------------- ---------------- -------------
Hornel       HORNELL      4202065          12               2008-Mar-06
------------ ------------ ---------------- ---------------- -------------
Hornel       HORNELL      4202066          15               2008-Mar-06
------------ ------------ ---------------- ---------------- -------------
Hornel       HORNELL      4202069          5                2008-Mar-06
------------ ------------ ---------------- ---------------- -------------
Marsh        MARSH        4202793          16               2007-Apr-04
------------ ------------ ---------------- ---------------- -------------
Marsh        MARSH        4202794          10               2007-Apr-04
------------ ------------ ---------------- ---------------- -------------
Marsh        LANG         3018201          15               2007-Dec-06
------------ ------------ ---------------- ---------------- -------------
Marsh        LANG         3018202          15               2007-Dec-06
------------ ------------ ---------------- ---------------- -------------
Marsh        LANG         3018203          16               2007-Dec-06
------------ ------------ ---------------- ---------------- -------------
Marsh        MARSH        3018204          15               2007-Dec-06
------------ ------------ ---------------- ---------------- -------------

------------ ------------ ---------------- ---------------- -------------
  Property     Township     Claim Number     No. of Units     Due Date
------------ ------------ ---------------- ---------------- -------------
Marsh        MARSH        3018205          16               2007-Dec-06
------------ ------------ ---------------- ---------------- -------------
Marsh        MARSH        3018206          15               2007-Dec-06
------------ ------------ ---------------- ---------------- -------------
Marsh        MARSH        4202051          12               2007-Dec-06
------------ ------------ ---------------- ---------------- -------------
Marsh        ADDISON      4201996          16               2007-Nov-29
------------ ------------ ---------------- ---------------- -------------
Marsh        ADDISON      4201997          16               2007-Nov-29
------------ ------------ ---------------- ---------------- -------------
Marsh        ADDISON      4201998          16               2007-Nov-29
------------ ------------ ---------------- ---------------- -------------
Marsh        ADDISON      4202002          16               2007-Nov-29
------------ ------------ ---------------- ---------------- -------------
Marsh        ADDISON      4202003          16               2007-Nov-29
------------ ------------ ---------------- ---------------- -------------
Marsh        ADDISON      4202004          16               2007-Nov-29
------------ ------------ ---------------- ---------------- -------------
Marsh        ABBEY        3018184          15               2007-Oct-28
------------ ------------ ---------------- ---------------- -------------
Marsh        ABBEY        3018193          16               2007-Oct-28
------------ ------------ ---------------- ---------------- -------------
Marsh        ABBEY        3018196          16               2007-Oct-28
------------ ------------ ---------------- ---------------- -------------
Marsh        LANG         3018182          15               2007-Oct-28
------------ ------------ ---------------- ---------------- -------------
Marsh        LANG         3018183          15               2007-Oct-28
------------ ------------ ---------------- ---------------- -------------
Marsh        LANG         3018194          16               2007-Oct-28
------------ ------------ ---------------- ---------------- -------------
Marsh        LANG         3018195          16               2007-Oct-28
------------ ------------ ---------------- ---------------- -------------
Marsh        MARSH        4209157          12               2007-Oct-28
------------ ------------ ---------------- ---------------- -------------
Marsh        MARSH        4209158          16               2007-Oct-28
------------ ------------ ---------------- ---------------- -------------
Marsh        MARSH        4209159          14               2007-Oct-28
------------ ------------ ---------------- ---------------- -------------
Marsh        MARSH        4209160          10               2007-Oct-28
------------ ------------ ---------------- ---------------- -------------
Marsh        LANG         4201375          8                2007-Sep-27
------------ ------------ ---------------- ---------------- -------------
Marsh        LANG         4201376          12               2007-Sep-27
------------ ------------ ---------------- ---------------- -------------
Marsh        LANG         4201377          16               2007-Sep-27
------------ ------------ ---------------- ---------------- -------------
Marsh        LANG         4201378          16               2007-Sep-27
------------ ------------ ---------------- ---------------- -------------
Marsh        LANG         4201379          16               2007-Sep-27
------------ ------------ ---------------- ---------------- -------------
Marsh        LANG         4201380          16               2007-Sep-27
------------ ------------ ---------------- ---------------- -------------
Marsh        LANG         4201387          16               2007-Sep-27
------------ ------------ ---------------- ---------------- -------------
Marsh        LANG         4201388          16               2007-Sep-27
------------ ------------ ---------------- ---------------- -------------
Marsh        LANG         4201389          16               2007-Sep-27
------------ ------------ ---------------- ---------------- -------------
Marsh        LANG         4201390          16               2007-Sep-27
------------ ------------ ---------------- ---------------- -------------
Marsh        LANG         4201391          12               2007-Sep-27
------------ ------------ ---------------- ---------------- -------------
Marsh        LANG         4201392          12               2007-Sep-27
------------ ------------ ---------------- ---------------- -------------
Marsh        LANG         4201393          14               2007-Sep-27
------------ ------------ ---------------- ---------------- -------------
Marsh        LANG         4201394          16               2007-Sep-27
------------ ------------ ---------------- ---------------- -------------
Marsh        LANG         4201395          16               2007-Sep-27
------------ ------------ ---------------- ---------------- -------------
Marsh        MARSH        4201381          15               2007-Sep-27
------------ ------------ ---------------- ---------------- -------------
Marsh        MARSH        4201382          15               2007-Sep-27
------------ ------------ ---------------- ---------------- -------------
Marsh        MARSH        4201383          16               2007-Sep-27
------------ ------------ ---------------- ---------------- -------------
Marsh        MARSH        4201384          16               2007-Sep-27
------------ ------------ ---------------- ---------------- -------------
Marsh        MARSH        4201385          15               2007-Sep-27
------------ ------------ ---------------- ---------------- -------------
Marsh        MARSH        4201386          11               2007-Sep-27
------------ ------------ ---------------- ---------------- -------------
Marsh        MARSH        4201396          16               2007-Sep-27
------------ ------------ ---------------- ---------------- -------------
Marsh        ABBEY        4208609          16               2008-Mar-06
------------ ------------ ---------------- ---------------- -------------
Marsh        ABBEY        4208610          12               2008-Mar-06
------------ ------------ ---------------- ---------------- -------------
Marsh        LANG         4208611          12               2008-Mar-06
------------ ------------ ---------------- ---------------- -------------
Marsh        LANG         4208612          16               2008-Mar-06
------------ ------------ ---------------- ---------------- -------------
Marsh        LANG         4208613          15               2008-Mar-06
------------ ------------ ---------------- ---------------- -------------
Marsh        LANG         4208614          16               2008-Mar-06
------------ ------------ ---------------- ---------------- -------------

Pursuant to an assignment by Golden Chalice Resources Inc. to the Company of a 50% interest in the Mineral Exploration License Agreement between 3011650 Nova Scotia Limited and Golden Chalice Resources Inc. dated as of March 1, 2006, a 50% working interest in the following property:

----------- --------------- --------------- -------------- ------------------
                            Number of grid  Number of grid
 Northerly     Easterly      claims (gross)  claims (net)     Township
----------- --------------- --------------- -------------- ------------------
5 340 500   683 500-692 500       10            5.73           Cowie
----------- --------------- --------------- -------------- ------------------
5 339 500   683 500-692 500       10            8.62           Cowie
----------- --------------- --------------- -------------- ------------------
5 338 500   683 500-692 500       10            9.61           Cowie
----------- --------------- --------------- -------------- ------------------
5 337 500   683 500-692 500       10            9.56           Cowie
----------- --------------- --------------- -------------- ------------------


Pursuant to an assignment by Golden Chalice Resources Inc. to the Company of a 50% interest in the Mineral Exploration License Agreement between 3011650 Nova Scotia Limited and Golden Chalice Resources Inc. dated as of July 1, 2005 and amended March 4, 2006, a 50% working interest in the following property:

----------- --------------- --------------- -------------- ------------------
                            Number of grid  Number of grid
 Northerly     Easterly      claims (gross)  claims (net)     Township
----------- --------------- --------------- -------------- ------------------
5 336 500   683 500               1             0.19         Cowie
--------------------------- --------------- -------------- ------------------
5 335 500   674 500-677 500       4             2.39         Corbiere
--------------------------- --------------- -------------- ------------------
            683 500               1             0.36         Cowie
--------------------------- --------------- -------------- ------------------
5 334 500   674 500-683 500       10            8.48         Cowie/Corbiere
--------------------------- --------------- -------------- ------------------
5 333 500   674 500-683 500       10            9.87         Cowie/Corbiere
--------------------------- --------------- -------------- ------------------
5 332 500   674 500-683 500       10            9.65         Corbiere
--------------------------- --------------- -------------- ------------------
5 331 500   674 500               1              2.0         Corbiere
--------------------------- --------------- -------------- ------------------
5 331 500   678 500-683 500       2             2.88         Cowie/Corbiere
--------------------------- --------------- -------------- ------------------
5 330 500   678 500-679 500       2             1.08         Corbiere/Esquaga
--------------------------- --------------- -------------- ------------------

Pursuant to an agreement between Amador Gold Corp. and Pat Gryba dated as of December 8, 2005, a 100% working interest in the following property:

1. In Savard Township the following tag numbers 3015867 (5 units), 4207582 (8 units), 4207574 (16 units), 4207580 (16 units), 4207581 (12 units),
         4207583 (6 units),  4207584  (8 units),  4207585 (6 units),  3015868 (4 units), 4207587 (8 units), 4203091 (4 units) and 4203092 (4 Units).

2. In Sharpe Township the following tag numbers 4207586 (8 units), 4207588 (4 units), 4203089 (6 units) and 4203090 (8 units).

                                   APPENDIX 3


LIST OF BURDENS AND ENCUMBRANCES

1. A 2% Net Smelter Return ("NSR") with a 1% buy back for $500,000 held by Pat Gryba on the Savard Township and Sharpe Township Properties.

2. A royalty pursuant to the assignment of the Mineral Exploration License Agreements outlined in Appendix 2 equal to 3% for all minerals and diamonds and precious or semi-precious stones with a buy back of 1% for all minerals except precious or semi-precious stones for $2,000,000.

3.       The terms of the  various  agreements  pursuant  to which  the  Diamond
         Properties was acquired as those agreements may be applicable, particulars of which agreements have been made available to the Subsidiary.

                                                                      DOCUMENT 4

                                  SCHEDULE "C"


SUPREME COURT
OF BRITISH COLUMBIA

                                                                     No.S-065359
                                                                       Vancouver
                                                                       Registry


                      THE SUPREME COURT OF BRITISH COLUMBIA
          IN THE MATTER OF SECTION 289 OF THE BUSINESS CORPORATIONS ACT
                   S. B. C. 2002, C. 57 AND AMENDMENTS THERETO

                                       AND

                                IN THE MATTER OF

                                AMADOR GOLD CORP.
                                                                     PETITIONERS

                                       AND

                           DIAMONDCORP RESOURCES INC.

                                      ORDER


                                                                     Tuesday the

         BEFORE MASTER BOLTON                                        22nd day of

                                                                   August, 2006.

         The Without Notice Application of the Petitioners, Amador Gold Corp. and Diamondcorp Resources Inc., for interim orders pursuant to their Petition filed August 21, 2006, coming on for hearing this day at Vancouver, British Columbia, and upon hearing Mauro Palumbo, counsel for the Petitioners, and upon reading the material filed:

          THIS COURT ORDERS that

          1. Amador Gold Corp. ("Amador") may call, hold and conduct a special meeting (the "Meeting") of the holders of its common shares to consider and if deemed advisable, to pass, with or without variation, a resolution (the "Arrangement Resolution") to approve, with or without variation, the arrangement (the "Arrangement") set forth in the Plan of Arrangement which is Exhibit "I" to the Arrangement Agreement dated as of August 3, 2006 between the Petitioners and such other matters as may properly come before the Meeting.

         2. The Meeting shall be called, held and conducted in accordance with the BUSINESS CORPORATIONS Act, S.B.C., 2002, c. 57 (the "Corporations Act") and the Articles of Amador, subject to what may be provided for hereafter.

         3. The only persons entitled to notice of or to attend the Meeting shall be the registered holders of common shares of Amador at the close of business on August 11, 2006 (the "Shareholders") and the directors of Amador and the only persons entitled to be represented and to vote at the Meeting shall be the Shareholders.

         4. Amador shall mail a Management Information Circular of Amador, in substantially the same form as contained in Exhibit "A" to the Affidavit of Alan Campbell sworn August 21, 2006, with such amendments thereto as Counsel for the Petitioners may advise are necessary or desirable, provided that such amendments are not inconsistent with the terms of this Order, to the Shareholders and to the directors of Amador by prepaid ordinary mail and in the case of the Shareholders to such persons at their registered addresses as they appear on the books of Amador on August 11, 2006, no later than August 25, 2006.

         5. Mailing of the Notice of Petition as contained in the Management Information Circular of Amador in accordance with paragraph 4 of this Order shall constitute good and sufficient service of the Petition and the Notice of Hearing upon all persons who are entitled to receive notice pursuant to this Order and no other form of service need be made and no other material need be served on such persons in respect of these proceedings, and such service shall be effective on the third day after the said Notice of Petition is mailed.

         6. The time to enter an Appearance for those persons residing outside British Columbia be shortened to 21 days from the date of service.

         7. The accidental omission to give notice of the Meeting or the non-receipt of such notice by any one or more Shareholders of Amador shall not automatically invalidate any resolution past or proceeding taken at the Meeting.

         8. The Shareholders shall have the right to dissent from the Arrangement Resolution in accordance with the provisions sections 237 and following of Division 2 of Part 8 of the Corporations Act, as modified hereby or as may be necessary to reflect the terms of the Plan of Arrangement, except that in order for a dissenting Shareholder to be entitled to make a claim pursuant to such Sections written. Objection must be received on or before September 18, 2006, by the President of Amador at Suite 711 - 675 West Hastings Street, Vancouver, British Columbia, V6B IN2, and such Dissenting Shareholder must otherwise comply with the Corporations Act.

         9. Upon approval of the Arrangement Resolution at the Meeting, with or without variation, in the manner set forth in this Order, the Petitioners may apply to this Court for approval of the Arrangement, which application shall be heard at the Courthouse, 800 Smithe Street, Vancouver, British Columbia, on the 26th day of September, 2006 at 9:45 o'clock in the forenoon, or so soon thereafter as counsel may be heard.

         10. Any person desiring to appear at the application for approval of the Arrangement on September 26, 2006 is required to file with the Court and serve upon the Petitioners on or before September 21, 2006.

         11. The Petitioners are entitled at any time, to seek leave to vary this Order.


                                                  BY THE COURT

                                                  By:  /s/ J. Bolton
                                                      -----------------------
                                                  REGISTRAR


  APPROVED AS TO FORM

  By:  /s/ M. Palumbo
      -----------------------
  Counsel for the Petitioners

                                                              ENTERED
                                                              August 22, 2006
                                                              VANCOUVER REGISTRY
                                                              VOL - S1404

                                                                      DOCUMENT 5


                                  SCHEDULE "D"

     SECTIONS 237 TO 247 OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

                        DIVISION 2 -- DISSENT PROCEEDINGS

DEFINITIONS AND APPLICATION

237 (1)  In this Division:

"DISSENTER" means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242; "NOTICE SHARES" means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent; "PAYOUT VALUE" means,

         (a) in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

         (b) in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement, or

         (c) in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2) This Division applies to any right of dissent exercisable by a shareholder except to the extent that

         (a)      the court orders otherwise, or

         (b) in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

RIGHT TO DISSENT

238(1) A shareholder of a company, whether or not the shareholder's shares carry the right to vote, is entitled to dissent as follows:

         (a) under section 260, in respect of a resolution to alter the articles to alter restrictions on the powers of the company or on the business it is permitted to carry on;

         (b) under section 272, in respect of a resolution to adopt an amalgamation agreement;

         (c) under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

         (d) in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

         (e) under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company's undertaking;

         (f) under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

         (g) in respect of any other resolution, if dissent is authorized by the resolution;

         (h)      in respect of any court order that permits dissent.

(2)      A shareholder wishing to dissent must

         (a)      prepare a separate notice of dissent under section 242 for

                  (i) the shareholder, if the shareholder is dissenting on the shareholder's own behalf, and

                  (ii)     each  other  person  who  beneficially   owns  shares
                           registered in the shareholder's name and on whose behalf the shareholder is dissenting,

         (b) identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

         (c) dissent with respect to all of the shares, registered in the shareholder's name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

         (a) dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

         (b) cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

WAIVER OF RIGHT TO DISSENT

239(1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2) A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

         (a)      provide to the company a separate waiver for

                  (i) the shareholder, if the shareholder is providing a waiver on the shareholder's own behalf, and

                  (ii)     each  other  person  who  beneficially   owns  shares
                           registered in the shareholder's name and on whose behalf the shareholder is providing a waiver, and

         (b) identify in each waiver the person on whose behalf the waiver is made.

(3) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder's own behalf, the shareholder's right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

         (a) the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

         (b) any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

NOTICE OF RESOLUTION

240(1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

         (a)      a copy of the proposed resolution, and

         (b) a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2) If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

         (a)      a copy of the proposed resolution, and

         (b)      a statement advising of the right to send a notice of dissent.

(3) If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors' resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not consented to, or voted in favour of, the resolution, whether or not their shares carry the right to vote,

         (a)      a copy of the resolution,

         (b) a statement advising of the right to send a notice of dissent, and

         (c) if the resolution has passed, notification of that fact and the date on which it was passed.

(4) Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

NOTICE OF COURT ORDERS

241 If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

         (a)      a copy of the entered order, and

         (b)      a statement advising of the right to send a notice of dissent.

NOTICE OF DISSENT

242(1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must,

         (a) if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

         (b) if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

         (c)      if the company has not  complied  with section 240 (1), (2) or
                  (3), send written notice of dissent to the company not more than 14 days after the later of

                  (i) the date on which the shareholder learns that the resolution was passed, and

                  (ii) the date on which the shareholder learns that the shareholder is entitled to dissent.

(2) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company

         (a) on or before the date specified by the resolution or in the statement referred to in section 240 (2)(b) or (3) (b) as the last date by which notice of dissent must be sent, or

         (b) if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3) A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

         (a) within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

         (b) if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

         (a) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

         (b) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

                  (i) the names of the registered owners of those other shares,

                  (ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

                  (iii) a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

         (c) if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

                  (i)      the name and address of the beneficial owner, and

                  (ii) a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder's name.

(5) The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

NOTICE OF INTENTION TO PROCEED

243(1) A company that receives a notice of dissent under section 242 from a dissenter must,

         (a) if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

                  (i) the date on which the company forms the intention to proceed, and

                  (ii) the date on which the notice of dissent was received, or

         (b) if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2) A notice sent under subsection (1) (a) or (b) of this section must (a) be dated not earlier than the date on which the notice is sent,
     (b) state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and (c) advise the dissenter of the manner in which dissent is to be completed under section 244.

COMPLETION OF DISSENT

244(1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

         (a) a written statement that the dissenter requires the company to purchase all of the notice shares,

         (b)      the certificates, if any, representing the notice shares, and

         (c) if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

(2)      The written statement referred to in subsection (1) (c) must

         (a) be signed by the beneficial owner on whose behalf dissent is being exercised, and

         (b) set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

                  (i) the names of the registered owners of those other shares,

                  (ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

                  (iii) that dissent is being exercised in respect of all of those other shares.

(3)      After the dissenter has complied with subsection (1),

         (a) the dissenter is deemed to have sold to the company the notice shares, and

         (b) the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection
         (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

PAYMENT FOR NOTICE SHARES

245(1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

         (a)      promptly pay that amount to the dissenter, or

         (b) if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

         (a) determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

         (b) join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and

         (c) make consequential orders and give directions it considers appropriate.

(3) Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must

         (a) pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter's notice shares, or

         (b)      if  subsection  (5)  applies,  promptly  send a notice  to the
                  dissenter   that  the  company  is  unable   lawfully  to  pay
                  dissenters for their shares.

(4)      If a dissenter receives a notice under subsection (1) (b) or (3) (b),

         (a) the dissenter may, within 30 days after receipt, withdraw the dissenter's notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

         (b) if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

         (a)      the company is insolvent, or

         (b)      the payment would render the company insolvent.

LOSS OF RIGHT TO DISSENT

246 The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

         (a) the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

         (b) the resolution in respect of which the notice of dissent was sent does not pass;

         (c) the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

         (d) the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

         (e) the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

         (f) a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

         (g) with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

         (h) the notice of dissent is withdrawn with the written consent of the company;

         (i) the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

SHAREHOLDERS ENTITLED TO RETURN OF SHARES AND RIGHTS

247 If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

         (a) the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244
                  (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,

         (b) the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

         (c) the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

                                                                      DOCUMENT 6

                                  SCHEDULE "E"

                                                                    No. S-065359
                                                              Vancouver Registry


                    IN THE SUPREME COURT OF BRITISH COLUMBIA
          IN THE MATTER OF SECTION 289 OF THE BUSINESS CORPORATIONS ACT
                    S.B.C. 2002, C.57 AND AMENDMENTS THERETO

                                       AND

                                IN THE MATTER OF

                                AMADOR GOLD CORP.

                                       AND

                           DIAMONDCORP RESOURCES INC.

                                                                     PETITIONERS


                               NOTICE OF PETITION

TO:      AMADOR GOLD CORP.
AND      ITS SHAREHOLDERS

AND TO:  DIAMONDCORP RESOURCES INC.
AND ITS  SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a Petition has been filed by Amador Gold Corp. and Diamondcorp Resources Inc. in the Supreme Court of British Columbia for approval of an Arrangement contained in an Arrangement Agreement dated for reference as of August 3, 2006, pursuant to Section 289 of the BUSINESS CORPORATIONS ACT, S.B.C. 2002 c. 57. and amendments thereto (the "Corporations Act");

AND NOTICE IS FURTHER GIVEN that by Order of, Master Bolton of the Supreme Court of British Columbia, dated the 22nd day of August, 2006 the Court has given directions by means of an Interim Order as to the calling of a meeting of the shareholders of Amador Gold Corp. for the purpose of considering and voting upon the Arrangement;

AND NOTICE IS FURTHER GIVEN that the Petition is to be heard before a Master or Judge of the Supreme Court of British Columbia, at the Courthouse, 800 Smithe Street, in the City of Vancouver, in the Province of British Columbia on Tuesday, the 26th day of September, 2006, at the hour of 9:45 a.m. or so soon thereafter as Counsel may be heard or at such other date and time as the Court may direct and at that time Court approval of the Arrangement will be sought.

AND NOTICE IS FURTHER GIVEN that, if granted, the order of the Court approving the Arrangement will constitute the basis for an exemption from the registration and prospectus requirements under the SECURITIES ACT OF 1933, as amended, of the United States of America, with respect to the securities to be issued under the Arrangement.

IF YOU WISH TO BE HEARD AT THE HEARING OF THE PETITION OR WISH TO BE NOTIFIED OF ANY FURTHER PROCEEDINGS, YOU MUST GIVE NOTICE OF YOUR INTENTION by filing a form entitled "Appearance" and "Response" together with any evidence or materials which are to be presented to the Court at the Vancouver Registry of the Supreme Court of British Columbia (the "Registry") on or before September 21, 2006 and YOU MUST ALSO DELIVER a copy of the "Appearance" and "Response" and any other evidence or materials to the Petitioners' address for delivery, which is set out below.

YOU OR YOUR SOLICITOR may file the "Appearance". You may obtain a form of "Appearance" at the Registry.

The address of the Registry is: 800 Smithe Street, Vancouver, British Columbia, V6Z 2EI.

IF YOU DO NOT FILE AN APPEARANCE AND RESPONSE and attend either in person or by counsel at the time of such hearing, the Court may approve the Arrangement, as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, all without further notice to you. If the Arrangement is approved, it will significantly affect the rights of the shareholders of the Petitioners.

A copy of the said Petition and other documents in the proceedings will be furnished to any shareholder of the Petitioners upon request in writing addressed to the solicitors of the Petitioners at their address for delivery set out below.

The Petitioners' address for delivery is:

Thomas, Rondeau LLP
Business Lawyers
Suite 1925 - 700 West Georgia Street
Vancouver, BC
V7Y 1A1
Attention: Mauro Palumbo

DATED this ____ day of August, 2006


                                             BY ORDER OF THE BOARDS OF DIRECTORS
                                                              OF THE PETITIONERS
"MAURO PALUMBO "

                                                                    No. S-065359
                                                              Vancouver Registry

                    IN THE SUPREME COURT OF BRITISH COLUMBIA
          IN THE MATTER OF SECTION 289 OF THE BUSINESS CORPORATIONS ACT
                    S.B.C. 2002, C. 57 AND AMENDMENTS THERETO

                                       AND

                                IN THE MATTER OF

                                AMADOR GOLD CORP.

                                       AND

                           DIAMONDCORP RESOURCES INC.
                                                                     PETITIONERS

                                      ORDER

                                          )                  Tuesday the
BEFORE MASTER                             )                  26th day of
              -------------------------   )                  September, 2006
                                          )
                                          )


         THE APPLICATION of the Petitioners, coming on for hearing this day at Vancouver, British Columbia, and upon hearing Mauro Palumbo, counsel for the Petitioners and upon reading the material filed.

         THIS COURT ORDERS that the Plan of Arrangement attached as Exhibit "I" to the Arrangement Agreement dated as of August 3, 2006 between the Petitioners, Amador Gold Corp. and Diamondcorp Resources Inc. which was approved by the sole shareholder of Diamondcorp Resources Inc. and by not less than 66 and 2/3% of the votes cast by those shareholders of Amador Gold Corp., attending in person or by proxy at the Special Meeting of Amador Gold Corp. held on September 21, 2006, be and the same is hereby approved;

         AND IT IS DECLARED that the terms of the Plan of Arrangement are fair and reasonable and that, upon implementation of the Plan of Arrangement and other matters provided for therein, the Plan of Arrangement shall be binding upon the Petitioners and their respective successors and assigns, in accordance with its terms.

                                             BY THE COURT



                                             _____________________________

APPROVED AS TO FORM:


--------------------------
Counsel for the Petitioner

                                                                      DOCUMENT 7

                                  SCHEDULE "F"


                                AMADOR GOLD CORP.

                              FINANCIAL STATEMENTS

                         (EXPRESSED IN CANADIAN DOLLARS)

                                OCTOBER 31, 2005

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2005
--------------------------------------------------------------------------------



Auditors' Report                                                               3

Balance Sheets                                                                 4

Statements of Operations and Deficit                                           5

Statements of Cash Flows                                                       6

Notes to the Financial Statements                                           7-26

Schedules of Mineral Property Expenditures                                 27-28

--------------------------------------------------------------------------------


                                AUDITORS' REPORT


To the Shareholders of
AMADOR GOLD CORP.


We have audited the balance sheet of Amador Gold Corp. as at October 31, 2005 and the statements of operations and deficit, and cash flows for the year ended October 31, 2005. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2005 and the results of its operations and its cash flows for the year ended October 31, 2005 in accordance with Canadian generally accepted accounting principles.

The financial statements as at October 31, 2004, and for the years ended October 31, 2004 and 2003, were audited by other auditors who expressed an opinion without reservation on those statements in their report dated January 5, 2005.


Vancouver, Canada                                       /s/ Morgan & Company
                                                        ---------------------
February 10, 2006                                       Morgan & Company
                                                        Chartered Accountants


    COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCE


In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in
Note 1 to the financial statements. Our report to the shareholders, dated February 10, 2006, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the Auditors' Report when these are adequately disclosed in the financial statements.


Vancouver, Canada                                       /s/ Morgan & Company
                                                        ---------------------
February 10, 2006                                       Morgan & Company
                                                        Chartered Accountants

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
BALANCE SHEETS
--------------------------------------------------------------------------------

OCTOBER 31,                                             2005            2004
--------------------------------------------------------------------------------

ASSETS

CURRENT
    Cash and cash equivalents ..................    $   189,341     $    23,017
    Tax credits recoverable ....................           --            12,909
    Goods and services tax recoverable .........         16,038           6,588
    Prepaid expenses ...........................            483           5,600
                                                    -----------     -----------

                                                        205,862          48,114

MINERAL PROPERTIES (note 3) ....................      3,526,941       2,466,879

EQUIPMENT ......................................          1,086           1,552
                                                    -----------     -----------

                                                    $ 3,733,889     $ 2,516,545
                                                    ===========     ===========

LIABILITIES

CURRENT
    Accounts payable and accrued liabilities ...    $    48,981     $    63,353
    Due to related parties (note 5) ............          4,280          10,688
                                                    -----------     -----------

                                                         53,261          74,041
                                                    -----------     -----------

SHAREHOLDERS' EQUITY

SHARE CAPITAL (note 4) .........................      7,866,229       6,203,328

CONTRIBUTED SURPLUS ............................        253,000         171,000

SHARE SUBSCRIPTIONS RECEIVABLE (note 4c,xi) ....       (167,000)           --

DEFICIT ........................................     (4,271,601)     (3,931,824)
                                                    -----------     -----------

                                                      3,680,628       2,442,504
                                                    -----------     -----------

                                                    $ 3,733,889     $ 2,516,545
                                                    ===========     ===========

Going concern (note 1)
Commitments (note 6)

APPROVED BY THE DIRECTORS:


    "ALAN D. CAMPBELL"      Director             "LYNN W. EVOY"      Director
---------------------------                 ------------------------


                           - See Accompanying Notes -

--------------------------------------------------------------------------------------
AMADOR GOLD CORP.
STATEMENTS OF OPERATIONS AND DEFICIT
--------------------------------------------------------------------------------------
FOR THE YEARS ENDED OCTOBER 31,                 2005             2004           2003
--------------------------------------------------------------------------------------

ADMINISTRATIVE EXPENSES
    Bank charges ......................   $      1,608    $        832    $        620
    Consulting fees ...................        107,551          46,519          29,232
    Amortization ......................            466             274            --
    Financing fees ....................           --              --           102,500
    Interest on debt ..................           --            49,779          24,748
    Investor relations and promotion ..         17,370         132,154          78,260
    Legal and accounting ..............         49,033          79,570          63,044
    Management fees (note 5a) .........        137,000          27,000          44,000
    Office and miscellaneous ..........         11,799          15,108           5,247
    Part XII.6 penalty tax ............           --             3,800            --
    Regulatory fees ...................         28,982          34,808          15,866
    Transfer agent fees ...............          8,587          10,116           6,811
    Stock based compensation (note 4g)          79,000         144,000            --
    Recovery of prior year expenses ...           --              --            (1,690)
    Less: interest earned .............           (619)         (4,960)         (3,209)
                                          ------------    ------------    ------------

                                               440,777         539,000         365,429
                                          ------------    ------------    ------------

LOSS BEFORE OTHER ITEM AND INCOME TAXES       (440,777)       (539,000)       (365,429)
                                          ------------    ------------    ------------

OTHER ITEM
    (Write off) recovery of mineral
     property expenditures ............           --            11,788        (158,990)
                                          ------------    ------------    ------------

LOSS BEFORE INCOME TAXES ..............       (440,777)       (527,212)       (524,419)

FUTURE INCOME TAX BENEFIT RECOGNIZED ON
ISSUANCE OF FLOW THROUGH SHARES .......        101,000            --              --
                                          ------------    ------------    ------------

NET LOSS FOR THE YEAR .................       (339,777)       (527,212)       (524,419)

DEFICIT, BEGINNING OF YEAR ............     (3,931,824)     (3,812,612)     (3,416,958)

FUTURE INCOME TAX BENEFIT RECOGNIZED ON
ISSUANCE OF FLOW THROUGH SHARES .......           --           408,000         128,765
                                          ------------    ------------    ------------

DEFICIT, END OF YEAR ..................   $ (4,271,601)   $ (3,931,824)   $ (3,812,612)
                                          ============    ============    ============

LOSS PER SHARE - BASIC AND DILUTED ....   $      (0.01)   $      (0.04)   $      (0.07)
                                          ============    ============    ============

WEIGHTED AVERAGE NUMBER OF SHARES .....     26,010,641      14,545,967       7,893,541
                                          ============    ============    ============


                           - See Accompanying Notes -

------------------------------------------------------------------------------------------------
AMADOR GOLD CORP.
STATEMENTS OF CASH FLOWS
------------------------------------------------------------------------------------------------
FOR THE YEARS ENDED OCTOBER 31,                             2005           2004           2003
------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED FOR)

OPERATING ACTIVITIES
    Net loss for the year ..........................   $  (339,777)   $  (527,212)   $  (524,419)

    Add items not affecting cash:
          Amortization .............................           466            274           --
       Financing fee ...............................          --             --           70,000
       Future income tax benefit recognized on
       issuance of flow through shares .............      (101,000)          --             --
       Write off of mineral property expenditures ..          --             --          158,990
       Stock based compensation ....................        79,000        144,000           --

    Change in non-cash working capital items:
          Tax credits recoverable ..................        12,909        (12,909)          --
       Goods and services tax recoverable ..........        (9,450)        (2,673)         8,814
       Prepaid expenses ............................         5,117         (5,167)          (433)
       Accounts payable and accrued liabilities ....       (20,008)        48,395         31,391
                                                       -----------    -----------    -----------

                                                          (372,743)      (355,292)      (255,657)
                                                       -----------    -----------    -----------

FINANCING ACTIVITIES
   Loans received ..................................          --          187,500           --
   Repayment of loans ..............................          --         (100,000)          --
   Promissory note issued ..........................          --             --          350,000
   Advances from (repayment to) related parties ....        (6,408)         6,742          3,946
   Issuance of share capital .......................     1,568,501      1,750,000        995,250
   Share issuance costs, cash ......................       (72,125)      (132,750)       (71,200)
                                                       -----------    -----------    -----------

                                                         1,489,968      1,711,492      1,277,996
                                                       -----------    -----------    -----------

INVESTING ACTIVITIES
   Purchase of equipment ...........................          --           (1,826)          --
   Acquisition of mineral properties ...............      (589,108)      (370,582)      (552,500)
   Deferred exploration expenditures ...............      (361,793)    (1,059,238)      (439,499)
                                                       -----------    -----------    -----------

                                                          (950,901)    (1,431,646)      (991,999)
                                                       -----------    -----------    -----------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS       166,324        (75,446)        30,340

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR .......        23,017         98,463         68,123
                                                       -----------    -----------    -----------

CASH AND CASH EQUIVALENTS, END OF YEAR .............   $   189,341    $    23,017    $    98,463
                                                       ===========    ===========    ===========

SUPPLEMENTAL CASH FLOW INFORMATION
     Interest paid .................................   $      --      $    26,250    $    24,748
                                                       ===========    ===========    ===========

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES (note 8)


                           - See Accompanying Notes -

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2005
--------------------------------------------------------------------------------


1.       NATURE OF OPERATIONS AND GOING CONCERN

         The company is a public company classified in the natural resource industry, and trades on the TSX Venture Exchange. At October 31, 2005 the company has interests in properties in the Provinces of Ontario, Quebec, New Brunswick and British Columbia, Canada.

         These financial statements have been prepared in accordance with generally accepted accounting principles on a going concern basis, which presume the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The company's ability to continue as a going concern is dependent upon achieving profitable operations and upon obtaining additional financing. While the company is expending its best efforts in this regard, the outcome of these matters cannot be predicted at this time. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the company be unable to continue in business.

         During the year, the company incurred a loss of $440,777 before income taxes and has an accumulated deficit of $4,271,601. The operations of the company have primarily been funded by the issuance of common shares. Continued operations of the company are dependent on the company's ability to complete public equity financing or generate profitable operations in the future. Management's plan in this regard is to secure additional funds through future equity financings, which may not be available or may not be available on reasonable terms.

2.       SIGNIFICANT ACCOUNTING POLICIES

         The following is a summary of significant accounting policies used in the preparation of these financial statements:

         a)       BASIS OF ACCOUNTING

                  The statements have been prepared in accordance with Canadian generally accepted accounting principles as prescribed by The Canadian Institute of Chartered Accountants (CICA).

         b)       CASH AND CASH EQUIVALENTS

                  For purposes of reporting cash flows, the company considers cash and short-term investments to include amounts held in banks and highly liquid investments with remaining maturities at point of purchase of 90 days or less. The company places its cash and cash investments with institutions of high-credit worthiness.

         c)       MINERAL PROPERTIES

                  Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. If put into production, the deferred costs will be amortized over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2005
--------------------------------------------------------------------------------


2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         c)       MINERAL PROPERTIES (continued)

                  Recorded costs of mineral properties and deferred exploration and development expenditure are not intended to reflect present or future values of resource properties.

                  Although the company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the company's title. Property may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

         d)       EQUIPMENT AND AMORTIZATION

                  Equipment is recorded at cost. Amortization of computer equipment is provided at a rate of 30% per annum on the declining balance method.

         e)       ENVIRONMENTAL EXPENDITURES

                  The operations of the company may in the future be affected from time to time in varying degree by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the company vary greatly and are not predictable. The company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

                  Environmental    expenditures    that    relate   to   ongoing
                  environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

         f)       REPORTING CURRENCY AND FOREIGN CURRENCY TRANSLATION

                  The financial statements have been presented in Canadian dollars as the company's principal operations and cash flow are influenced primarily by the Canadian currency. Monetary assets and liabilities are translated at year-end exchange rates; other assets and liabilities have been translated at the rates prevailing at the date of transaction. Revenue and expense items, except for amortization, are translated at the average rate of exchange for the year. Amortization is converted using rates prevailing at dates of acquisition. There were no foreign currency transactions and translation adjustments in the years ended October 31, 2003, 2004 and 2005.

         g)       SHARE CAPITAL

                  i) The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the company.

                  ii) Commissions paid to underwriters, on the issue of the company's shares are charged directly to share capital. Other share issue costs, such as legal, auditing, and printing, are charged to deficit.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2005
--------------------------------------------------------------------------------


2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         h)       STOCK BASED COMPENSATION PLAN

                  Effective November 1, 2003, the company adopted, on a prospective basis, the recommendations of the CICA with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments. Under this policy the company values all stock-based compensation granted at the fair value as determined using the Black-Scholes option valuation model.

         i)       FLOW THROUGH SHARES

                  Resource  expenditure   deductions  for  income  tax  purposes
                  related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with Canadian income tax legislation. In 2004, the company adopted on a prospective basis for flow-through share transactions initiated after March 19, 2004, CICA EIC-146 "Flow-through Shares", which requires a reduction in share capital and the recognition of the related future income tax liability, on the date the expenditures are renounced. The future tax liability is concurrently extinguished on the transfer of the resource expenditure income tax deductions to the flow-through shareholders and the company recognizes the corresponding future income tax benefit in the statement of operations for the year then ended.

                  In 2004 and 2003 the future income tax benefits from the issue of flow-through shares are reported as a direct reduction in the deficits for the years then ended.

         j)       INCOME TAXES

                  Income taxes are accounted for using the future income tax method. Under this method income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are likely to be realized. Future income taxes assets and liabilities are measured using tax rates expected to apply in the years in which the temporary differences are recovered or settled.

         k)       LOSS PER SHARE

                  Basic earnings per share are computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method. The assumed conversion of outstanding common share options and warrants has an anti-dilutive impact in 2005, 2004, and 2003.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2005
--------------------------------------------------------------------------------


2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         l)       NON-MONETARY CONSIDERATION

                  In situations where share capital is issued, or received, as non-monetary consideration and the fair value of the asset received, or given up is not readily determinable, the fair market value (as defined) of the shares is used to record the transaction. The fair market value of the shares issued, or received, is based on the trading price of those shares on the appropriate Exchange on the date of the agreement to issue shares as determined by the Board of Directors.

         m)       FINANCIAL INSTRUMENTS

                  The company's financial instruments consist of cash and cash equivalents, tax credits recoverable, goods and services tax recoverable, accounts payable, accrued liabilities and amount due to related party. Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

         n)       ESTIMATES

                  The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those reported.

         o)       ASSET RETIREMENT OBLIGATIONS

                  Effective November 1, 2003, the company retroactively adopted the recommendations in CICA Handbook Section 3110 - "Asset Retirement Obligations". Under Section 3110, legal obligations associated with the retirement of tangible long-lived assets are recorded as liabilities. The liabilities are calculated using the net present value of the cash flows required to settle the obligation. A corresponding amount is capitalized to the related asset. Asset retirement costs are amortized to earnings in a manner consistent with the depreciation or depletion of the underlying asset. The liabilities are subject to accretion over time for increases in the fair value of asset retirement obligations. Management estimates may be subject to material adjustment as a result of changes in regulations, or changes in the means and extent environmental remediation. Accretions and changes in estimates are accounted for prospectively in the statement of operations commencing in the period revisions are made.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2005
--------------------------------------------------------------------------------


2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         p)       IMPAIRMENT OF LONG-LIVED ASSETS

                  Effective November 1, 2003, the company prospectively adopted the recommendations in CICA Handbook Section 3063 - "Impairment of Long-Lived Assets". Section 3063 requires that the company review for impairment of long-lived assets, including mineral properties and related deferred costs, development costs, and capital assets, to be held and used, annually, and whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If such conditions exist, assets are considered impaired if the sum of the undiscounted expected future cash flows expected to result from the use and eventual disposition of an asset is less than its carrying amount. An impairment loss is measured at the amount by which the carrying amount of the asset exceeds its fair value. When quoted market value prices are not available, the company uses the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset as an estimate of fair value. Prior to November 1, 2003, the amount of the impairment loss was determined as the difference between the carrying value and undiscounted cash flow from use.

         q)       COMPARATIVE AMOUNTS

                  Certain accounts in the prior year financial statements have been reclassified for comparative purposes to conform to the presentation in the current year's financial statements.

3.       MINERAL PROPERTIES

         a)       KENORA PROPERTY GROUP

                  i)       KENORA

                           During fiscal 2003 the company entered into a letter of intent for the assignment of an option agreement to acquire a 100% interest in 39 patented claims and 2 mineral claims 60 kilometres west of Kenora, Ontario. The agreement was amended in August 2004. Consideration, as amended, consists of $35,000 to the assignor (paid), $225,000 before February 14, 2003
                           (paid),  $250,000 on August 27, 2003 (paid), $250,000
                           on each of August 27, 2004 (paid), and 2005 (paid), $500,000 on each of August 27, 2006, 2007, 2008, and
                           2009. As consideration for the amendment the company has agreed to pay each of the two optionors 2.5% of the proceeds of any financings completed by the company between August 27, 2006 and the final payment. All outstanding amounts are due and payable within 90 days of commercial production. In addition, there is a royalty payable of between 1% and 2%. An additional amount of $50,000 due on December 31, 2004 was paid.

                           A finders fee is payable with respect to acquisition and exploration expenditures under the option agreement as follows; 7.5% of the first $300,000 consideration ($22,500 paid), 5% on the next $700,000 ($35,000 paid), 2.5% on the next $4,000,000 ($46,282 paid or accrued to date) and 1% on any additional payments up to a maximum of $300,000.

                           To date, the company has staked an additional 11 mineral claims (6 claims and 5 claims in fiscal 2003 and 2004 respectively) adjacent to the Kenora Property.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2005
--------------------------------------------------------------------------------


3.       MINERAL PROPERTIES (continued)

         a)       KENORA PROPERTY GROUP (continued)

                  ii)      GLASS CLAIMS

                           During fiscal 2004 the company was granted an option to earn a 100% interest in the Glass Claims covering 840 acres in Ontario. Consideration is the issuance of 100,000 common shares (50,000 issued at a deemed price of $0.20 per share) and $93,000 cash ($18,000 paid) over a 4-year period. In addition the property is subject to a 1 1/4% net smelter royalty in favour of the optionor, of which the company may purchase 1/2% of the royalty for $500,000.

         b)       RED LAKE PROPERTY GROUP

                  i)       TODD TOWNSHIP PROPERTY

                           During fiscal 2004 the company was granted an option to earn a 100% interest in the Todd Township Property, 5 claim units, 200 acres, in the Red Lake Mining Division, Ontario. Consideration is the issuance of 100,000 common shares (50,000 issued at a deemed price of $0.20 per share) and $69,000 cash ($9,000 paid) over a 4 year period. In addition the property is subject to a 2% net smelter royalty in favour of the optionor, of which the company may purchase 1% of the royalty for $600,000.

                  ii)      MASKOOTCH LAKE PROPERTY

                           During fiscal 2004 the company was granted an option to earn a 100% interest in the Maskootch Lake Property, 32 claim units, 1280 acres, in the Red Lake Mining Division, Ontario. Consideration is the issuance of 100,000 common shares (50,000 issued at a deemed price of $0.20 per share) and $88,000 cash ($13,000 paid) over a 4 year period. In addition the property is subject to a 2% net smelter royalty in favour of the optionor, of which the company may purchase 1% of the royalty for $1,000,000.

         c)       SILVERSTRIKE GROUP

                  i)       SILVER STRIKE PROPERTY

                           Option agreement to acquire a 100% interest in the Kell Mine Property, Ontario. Consideration is $50,000 ($10,000 paid), 150,000 common shares (30,000 issued at deemed price of $0.085 per share) and $80,000 in exploration expenses over 4 years. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000.

                  ii)      SILVER CLAIM PROPERTY

                           Option agreement to acquire a 100% interest in the Silver Claim Property, Ontario. Consideration will be $150,000 cash ($15,000 paid), 200,000 common shares
                           (50,000 issued at a deemed price of $0.085 per share) and $200,000 in exploration expenses over 4 years. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2005
--------------------------------------------------------------------------------


3.       MINERAL PROPERTIES (continued)

         c)       SILVERSTRIKE GROUP (continued)

                  iii)     THOMPSON PROPERTY

                           Option agreements to acquire a 100% interest in Thompson Property, Ontario. Consideration is $30,000 ($5,000 paid), 150,000 common shares (30,000 issued at a deemed price of $0.085 per share) and $60,000 in exploration expenditures over 4 years. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000.

                  iv)      KELL MINE PROPERTY, ONTARIO

                           Option agreement to acquire a 100% interest in the Kell Mine Property, Ontario. Consideration will be $30,000 ($5,000 paid), 150,000 common shares (30,000 issued at a deemed price of $0.085 per share) and $60,000 in exploration expenses over 4 years. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000.

                  v)       CAPITOL SILVER PROPERTY

                           Option agreement to acquire a 100% interest in the Capitol Silver Mine property, located approximately 4 km northeast of Gowganda, Ontario. Consideration for the property consists of $35,000 cash ($5,000 paid) and 350,000 shares (50,000 issued at a deemed price of $0.075 per share) payable over three years. The company must incur an aggregate of $120,000 in exploration expenses on the property over three years. There is a 2% net smelter return of which half may be purchased for $1,000,000.

                  vi)      HUDSON BAY PROPERTY

                           Option agreement to acquire a 100% interest in the Hudson Bay Silver Mine Property, Ontario.
                           Consideration will be $35,000 cash ($5,000 paid), 300,000 common shares (50,000 issued at a deemed price of $0.09 per share) and $60,000 in exploration expenses over 3 years. The property is subject to a 2% net smelter return royalty, half of which can be purchased for $1,000,000.

         d)       AJAX GROUP

                  i)       AJAX PROPERTY, ONTARIO

                           Purchase and sale agreements to acquire a 100% interest in the Ajax Property, Ontario. Consideration will be $80,000 cash (paid) and 300,000 common shares (300,000 issued at a deemed price of $0.085 per share). The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000.

                  ii)      BANTING CHAMBERS PROPERTY

                           Option agreements to acquire a 100% interest in the Banting Chambers Property located approximately 20 km northwest of Temagami, Ontario. Consideration will be $22,500 cash ($5,000 paid), 150,000 shares (50,000 issued at a deemed price of $0.09 per share) over two years and $110,000 in exploration expenditures over three years. A 2% royalty is payable on the property half of which can be purchased for $500,000.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2005
--------------------------------------------------------------------------------


3.       MINERAL PROPERTIES (continued)

         d)       AJAX GROUP (continued)

                  iii)     STRATHY PROPERTY

                           During the year the company acquired a 100% interest in 3 claims in the Strathy Township property located in Ontario. Consideration was $20,000 cash (paid). The property is subject to a 1% net smelter return royalty, which may be purchased for $250,000 at any time.

         e)       MAGNUM PROPERTY

                  Assignment agreement to acquire a 100% interest in the Magnum Property, Quebec. Consideration for the property is $50,000 ($50,000 paid) and 300,000 common shares (300,000 issued at a deemed price of $0.08 per share). The underlying agreement requires exploration expenditures of $25,000 by June 12, 2005 ($25,000 paid) and an additional $225,000 by October 25, 2007 ($15,292 paid). The property is subject to a 2% net smelter return royalty, half of which can be purchased for $1,000,000.

         f)       TETAGOUCHE PROPERTY

                  Option agreement to acquire a 100% interest in the Tetagouche Property, New Brunswick. Consideration will be $40,000 cash ($10,000 paid) and 150,000 common shares (30,000 issued at a deemed price of $0.075 per share) over 3 years. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $750,000.

         g)       MENNIN LAKE PROPERTY

                  Option agreements to acquire a 100% interest in the Mennin Lake Property, Ontario. The Consideration will be $142,000 ($12,000 paid) 300,000 common shares (50,000 issued at a deemed price of $0.08 per share) and $160,000 in exploration expenses over 4 years. The property is subject to a 2% net smelter return royalty, half of which may be purchased for $2,000,000. Commencing on the fifth anniversary of the agreement advanced royalty payments of $15,000 are payable each year.

         h)       FRIPP PROPERTY

                  Option agreement to acquire a 100% interest in the Fripp Property, Ontario. The Fripp Property is being acquired for $5,000 cash (paid), 100,000 shares (25,000 issued at a deemed price of $0.125 per share) payable over four years and $20,000 in exploration by December 31, 2005. There is a 1% net smelter return of which half may be purchased for $500,000.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2005
--------------------------------------------------------------------------------


3.       MINERAL PROPERTIES (continued)

         i)       CONNOR CREEK PROPERTY

                  Option agreement to acquire a 50% interest in the Connor Creek Property, located in Nelson Mining Division, British Columbia. Consideration for the property consists of 400,000 common shares (200,000 issued subsequent to the year end) and exploration expenditures of $1,000,000 over a 4 year period. If commercial production is reached an additional 250,000 shares are due to the vendor. During the current year $12,500 was paid to the optionor in respect of trenching costs previously incurred.

         j)       HUNTER GOLD PROPERTY

                  Option agreement to acquire a 100% interest in the Hunter Gold Property, located in Catharine Township, Ontario. Consideration for the property consists of $45,000 cash over three years, 250,000 common shares (75,000 issued subsequent to the year end) and a work commitment of $75,000 over a 3 year period. There is a 2% net smelter return payable to the optionor of which half may be purchased for $500,000 and an additional 0.5% may be purchased for an additional $500,000. There is an underlying royalty on portions of the property ranging from 2 to 4%.

         k)       CHAPLEAU PROPERTY

                  Acquisition agreement with a company related by common directorship to acquire a fifty (50%) percent working interest in 34,900 acres of prospective kimberlite ground in the Chapleau area of Ontario. The Company agreed to pay for staking or leasing costs estimated to be approximately $150,000. Upon payment of the acquisition cost a joint venture agreement will be formed with other participants to perform further exploration work on the property.

4.       SHARE CAPITAL

         a)       AUTHORIZED

                  Authorized share capital comprises an unlimited number of common shares without par value (2004 - 100,000,000). The shareholders of the Company passed a special resolution to change the authorized share structure from 100,000,000 common shares without par value to an unlimited number of common shares without par value pursuant to the new British Columbia Business Corporation Act.

         b)       ISSUED AND ALLOTTED

                                                   NUMBER OF           SHARE
                                                    SHARES             AMOUNT
                                                  -----------       -----------

Balance, October 31, 2002 .................         5,128,401       $ 3,503,804
Issued for
    Loan bonus ............................           311,111            70,000
Issued for cash
    Private placements ....................         4,480,715           960,200
    Exercise of options ...................           147,000            35,050
Share issuance costs ......................              --             (71,200)
Income tax benefits renounced
    on flow-through shares ................              --            (128,765)
                                                  -----------       -----------

Balance, October 31, 2003 .................        10,067,227         4,369,089
                                                  -----------       -----------

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2005
--------------------------------------------------------------------------------


4.       SHARE CAPITAL (continued)

         b)       ISSUED AND ALLOTTED (continued)

                                                    NUMBER OF          SHARE
                                                     SHARES            AMOUNT
                                                  -----------       -----------

 Balance, October 31, 2003 ................        10,067,227         4,369,089

 Issued for
    Property acquisition ..................            50,000            10,000
 Issued for cash
    Private placements ....................         4,400,000         1,475,000
    Exercise of warrants ..................         2,750,000           275,000
 Shares for debt ..........................         4,730,688           614,989
 Share issuance costs .....................              --            (132,750)
 Income tax benefits renounced
    on flow-through shares ................              --            (408,000)
                                                  -----------       -----------

 Balance, October 31, 2004 ................        21,997,915         6,203,328

Issued for
   Property acquisitions ..................         1,095,000           103,525
Issued for cash
   Private placements .....................        16,325,000         1,732,500
Share issuance costs, cash ................              --             (72,124)
Income tax benefits renounced
   on flow-through shares .................              --            (101,000)
                                                  -----------       -----------

 BALANCE, OCTOBER 31, 2005 ................        39,417,915       $ 7,866,229
                                                  ===========       ===========


         c)       PRIVATE PLACEMENTS

                  (i) During fiscal 2003 the company issued 320,000 units for $0.11 per unit, through a private placement, each unit comprised of one common share and one non-transferable warrant to purchase one common share at an exercise price of $0.14 per share, exercisable until November 14, 2004.

                  (ii) During fiscal 2003 the company issued 3,375,000 units for $0.20 per unit through a private placement. Each unit comprised of one common share and one non-transferable warrant to purchase one common share at an exercise price of $0.25 per share, exercisable until February 28, 2005. 1,625,000 of the units are flow-through shares and the remaining 1,750,000 shares are non-flow through shares.

                  (iii) During fiscal 2003 the company issued 535,715 units for $0.28 per unit through a private placement. Each unit comprised of one common share and one non-transferable warrant to purchase one common share at an exercise price of $0.32 per share, exercisable until May 29, 2005.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2005
--------------------------------------------------------------------------------


4.       SHARE CAPITAL (continued)

         c)       PRIVATE PLACEMENTS (continued)

                  (iv) During fiscal 2003 the company issued 250,000 units for $0.40 per unit through a private placement. Each unit comprised of one common share and one non-transferable warrant to purchase one common share at an exercise price of $0.40 per share, exercisable until September 30, 2005.

                  (v) During fiscal 2004 the company issued 3,100,000 flow-through units for $0.35 per unit, and 1,300,000 non flow-through units for $0.30 per unit through a private placement. Each unit comprised of one common share and one non-transferable warrant to purchase one common share, exercisable until December 22, 2005. The warrants issued with the flow-through shares are exercisable at $0.35 and the warrants issued with the non flow-through shares are exercisable at $0.30.

                  (vi) During fiscal 2004 the company issued 4,730,688 units in settlement of debt each unit comprising one common share and one non-transferable warrant exercisable at $0.13 per share for a period of 2 years. These units have been treated as allotted in these financial statements and were formally issued during fiscal 2005.

                  (vii) During fiscal 2005 the company issued 500,000 units for cash of $0.40 per unit, each unit comprised of two flow-through common shares, one non-flow-through common share, and three non-transferable warrants, each warrant to purchase one common share at an exercise price of $0.14 per share, exercisable until December 8, 2006.

                  (viii) During fiscal 2005 the company issued 1,000,000 units for cash of $0.15 per unit, each unit comprised of one flow-through common share and one-half of a non-transferable warrant, each full warrant to purchase one non-flow-through common share at an exercise price of $0.20 per share, exercisable for a period of 12 months. The company paid an advisory fee of $12,000 and issued 100,000 warrants. Each broker warrant entitles the holder thereof to purchase one common share at a price of $0.15 until December 30, 2005. The fair value of the broker warrants has been estimated using the Black-Scholes pricing option model. The assumptions used for the valuation of the respective warrants were: Dividend yield 0%, expected volatility 72%, a risk-free interest rate of 3.06% and an expected life of one year. The value assigned to the 100,000 broker warrants was $3,000.

                  (ix) During fiscal 2005 the company issued 1,000,000 units for cash of $0.10 per unit, each unit comprised of one common share and one non-transferable warrant, each warrant to purchase one common share at an exercise price of $0.10 per share, until March 23, 2007. The company paid a finders fee of $8,550, and other share issue costs of $1,075.

                  (x) During fiscal 2005 the company issued 750,000 units for cash of $0.10 per unit, each unit comprised of one common share and one non-transferable warrant, each warrant to purchase one common share at an exercise price of $0.10 per share, until June 3, 2007.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2005
--------------------------------------------------------------------------------


4.       SHARE CAPITAL (continued)

         c)       PRIVATE PLACEMENTS (continued)

                  (xi) During fiscal 2005 the company issued 3,960,000 flow-through units and 8,115,000 non-flow-through units for cash of $0.10 per unit, each unit comprised of one common share and one non-transferable share purchase warrant, each warrant to purchase one non-flow-through common shares at an exercise price of $0.10 per share, until October 7, 2007. Subscriptions receivable of $167,000 (including $9,500 from directors and $50,000 from an entity directed by a director) subsequent to the year-end.

         d)       OPTIONS OUTSTANDING

                                                           Number of        Exercise
                                                            options           price
                                                           ----------      ----------
Outstanding and exercisable at October 31, 2002 ......        340,000      $     0.10
   Options granted ...................................        170,000            0.23
   Options granted ...................................        372,000            0.25
   Options granted ...................................         50,000            0.30
   Options exercised .................................        (85,000)           0.23
   Options exercised .................................        (62,000)           0.25
                                                           ----------      ----------

Outstanding and exercisable at October 31, 2003 ......        785,000
   Options granted ...................................        500,000            0.56
                                                           ----------      ----------

Outstanding and exercisable at October 31, 2004 ......      1,285,000
   Options expired ...................................       (217,000)      0.10-0.25
   Options granted ...................................      1,510,000            0.10
                                                           ----------      ----------

OUTSTANDING AT OCTOBER 31, 2005 ......................      2,578,000
                                                           ==========


                  As at October 31, 2005 there were 2,578,000 (2004 - 1,285,000)
                  options outstanding as follows:

       Expiry date                       Exercise price        Number of options
------------------         ----------------------------        -----------------

   October 8, 2007                                $0.10                  255,000
 December 18, 2007         (re-priced from $0.23) $0.20                   85,000
     March 2, 2008         (re-priced from $0.25) $0.20                  248,000
     June 16, 2008         (re-priced from $0.30) $0.20                   50,000
   January 5, 2009         (re-priced from $0.56) $0.20                  430,000
     July 28, 2010                                $0.10                1,510,000

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2005
--------------------------------------------------------------------------------


4.       SHARE CAPITAL (continued)

         e)       WARRANTS OUTSTANDING

                  As  at  October  31,  2005  there  were  25,055,688   (2004  -
                  13,611,403) warrants outstanding as follows:

       Expiry date                     Exercise price         Number of warrants
------------------        ---------------------------         ------------------

 December 22, 2005        (expired subsequent)  $0.30                  1,300,000
 December 22, 2005        (expired subsequent)  $0.35                  3,100,000
 December 22, 2006                              $0.13                  4,730,688
 December 30, 2005        (expired subsequent)  $0.20                    500,000
 December 30, 2005        (expired subsequent)  $0.15                    100,000
  December 8, 2006                              $0.14                  1,500,000
    March 23, 2007                              $0.10                  1,000,000
      June 3, 2007                              $0.10                    750,000
   October 7, 2007                              $0.10                 12,075,000

         f)       ESCROW SHARES

                  As at  October  31,  2005 there  were  25,000  (2004 - 25,000)
                  shares held in escrow. Release of these shares is subject to approval of regulatory authorities.

         g)       STOCK BASED COMPENSATION

                  The company, in accordance with the policies of the TSX Venture Exchange, is authorized to grant options to directors, officers, and employees to acquire up to 10% of issued and outstanding common stock. As disclosed in note 2 (h) the company has prospectively adopted the recommendations of the CICA with respect to stock-based compensation.

                  The company issued 1,510,000 options during fiscal 2005. Using the assumptions below the fair value of each option granted is $0.04, compensation expense of $60,000 was recorded in operations and credited to Contributed Surplus.

                  Dividend rate            0.00%    Expected life        3 years
                  Risk-free interest rate  2.99%    Expected volatility  96%

                  The company re-priced 383,000 options outstanding from 2002, 2003 with exercise prices of $0.23-$0.30. The weighted average fair value of each option using the below assumptions was $0.05, compensation expense of $19,000 has been recorded in operations and credited to Contributed surplus.

                  Dividend rate            0.00%   Expected life 2.25-3.33 years
                  Risk-free interest rate  3.15%   Expected volatility   99%

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2005
--------------------------------------------------------------------------------


4.       SHARE CAPITAL (continued)

         g)       STOCK BASED COMPENSATION (continued)

                  The company issued 500,000 options during fiscal 2004. Using the assumptions below the fair value of each option granted is $0.32, compensation expense of $144,000 was recorded in the operations, and additional compensation expense of $16,000 was recorded as deferred expenditures on the Kenora Property (note 3(a)) for the year. During fiscal 2005 these options were re-priced to $0.20, as the fair value at the time of re-price was less than the fair value previously expensed no additional compensation expense was recorded.

                  Dividend rate            0.00%    Expected life        3 years
                  Risk-free interest rate  3.92%    Expected volatility  72%

                  The company issued 50,000 options to a consultant during fiscal 2003. Using the assumptions below the fair value of each option granted was $0.22. Compensation expense of $11,000 was recorded as deferred expenditures on the Kenora Property (note 3(a)) during fiscal 2003.

                  Dividend rate             0.00%   Expected life        5 years
                  Risk-free interest rate   4.08%   Expected volatility  100%

                  The company issued options 542,000 to directors during fiscal 2003. In accordance with CICA standards in those years the fair value $96,180, as determined on the below weighted average assumptions, was disclosed, but no compensation expense was recorded.

                  Dividend rate             0.00%   Expected life        5 years
                  Risk-free interest rate   4.04%   Expected volatility  100%

                  The pro forma effect on net loss per share for the period ended October 31, 2003 of the actual results had the company accounted for the stock options granted to directors and employees using the fair value method is as follow:

                  Net loss for the year ..............   $(524,419)
                  Unrecorded stock option compensation     (96,180)
                                                         ---------

                  Proforma loss for the period .......   $(620,599)
                                                         =========

                  Proforma loss per share ............   $   (0.08)
                                                         =========

                  Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the company's stock options.

5.       RELATED PARTY TRANSACTIONS

         a) During the year the company recorded management fees of $137,000 (2004 - $27,000; 2003 - $44,000) to companies controlled by directors of the company. At October 31, 2005 $NIL (2004 - $10,688) was owed.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2005
--------------------------------------------------------------------------------


5.       RELATED PARTY TRANSACTIONS (continued)

         b) During the year, fees for consulting services in the amount of $47,655 (2004 - $32,164; 2003 - $29,232) were paid to a company controlled by an officer of the company. At October 31, 2005 $4,280 (2004 - $ NIL) was owed.

6.       COMMITMENTS

         By agreement dated June 1, 2005, the company entered into an administrative services agreement with a company controlled by a director and officer. A management fee was payable at $20,000 per month until December 31, 2005. The agreement was renewed for a one-year term on January 1, 2006 at a minimum monthly management fee of $35,000, a maximum monthly fee of $45,000 in higher activity periods and a reimbursement of actual out-of-pocket costs plus 5% for administrative overhead.

7.       INCOME TAXES

         As at October 31, 2005, the company has income tax losses of approximately $1,227,000 (2004 - $976,000; 2003 - $325,000) expiring between 2004 and 2015. If the losses are used to offset future taxable income, the tax savings will be recorded in the year the loss is applied.

         The company also has resource pools available which have no expiry date and the amounts therein are available to reduce future taxable resource income in Canada. The amount in each pool and the percentage of the balance allowed per year to reduce taxable income is as follows:

                          Amount                          Rate
                       $  321,000                         100%
                       $1,642,000                          30%

         Future tax benefits, which may arise as a result of applying these deductions to taxable income, have not been recognized in these accounts.

8.       SUPPLEMENTAL CASH FLOW INFORMATION

         The following non-cash transactions were recorded during the year ended:

OCTOBER 31,                                         2005       2004       2003
-----------------------------------------------   --------   --------   --------
Investing activities
     Mineral property acquisition .............   $103,525   $ 10,000   $   --
     Stock based compensation capitalized to
      deferred exploration ....................       --       16,000     11,000
                                                  --------   --------   --------
                                                  $103,525   $ 26,000   $ 11,000
                                                  ========   ========   ========

Financing activities
     Share for debt settlement, principal .....   $   --     $562,500   $   --
     Share for debt settlement, interest ......       --       52,489       --
     Shares issued for financing fees .........       --         --       70,000
     Stock based compensation included in Share
      Capital .................................     42,500       --         --
     Stock based compensation included in
      Contributed Surplus .....................     82,000    160,000     11,000
                                                  --------   --------   --------
                                                  $124,500   $774,989   $ 81,000
                                                  ========   ========   ========

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2005
--------------------------------------------------------------------------------


9.       SUBSEQUENT EVENTS

         a) Subsequent to year end the company granted 1,331,000 options exercisable at $0.10 per share on or before November 17, 2010 and 635,000 options exercisable at $0.10 per share on or before February 1, 2010.

         b)       Subsequent  to  the  year  end  5,000,000   warrants   expired
                  unexercised.

         c) On January 18, 2006, the company closed a private placement consisting of 5,650,000 units (of which 2,300,000 are flow-through units) at a price of $0.10 per unit, for aggregate proceeds of $565,000. Each unit is comprised of one common share and one non-transferable share purchase warrant entitling the holders to purchase one additional common share at a price of $0.10 per share on or before January 17, 2008.

10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP")

         These financial statements are prepared in accordance with GAAP in Canada, which differ in some respects from GAAP in the United States. The material differences between Canadian and United States GAAP, in respect of these financial statements, are as follows:

         a)       MINERAL PROPERTY EXPLORATION AND DEVELOPMENT

                  Under United States GAAP, all mineral exploration and development property expenditures are expensed in the year incurred in an exploration stage company until there is substantial evidence that a commercial body of ore has been located. Canadian GAAP allows resource exploration and development property expenditures to be deferred during this process.

                  United States GAAP also requires a separate statement for Stockholders' Equity whereas Canadian GAAP does not.

                  The  effects  on  the  company's   financial   statements  are
                  summarized below:

                                                      For the years ended
                                           -----------------------------------------
                                           OCTOBER 31,    October 31,    October 31,
                                              2005           2004            2003
                                           -----------    -----------    -----------
Statement of Operations and Deficit

Net loss for the year under:
     Canadian GAAP .....................   $  (339,777)   $  (527,212)   $  (524,419)
     Add:  Write-down of properties ....          --             --          158,990
     Less:  Mineral property exploration
     and development expenditures ......    (1,060,062)    (1,455,820)    (1,003,000)
                                           -----------    -----------    -----------

United States GAAP .....................   $(1,399,839)   $(1,983,032)   $(1,368,429)
                                           ===========    ===========    ===========


Loss per share - United States GAAP ....   $     (0.06)   $     (0.14)   $     (0.17)
                                           ===========    ===========    ===========

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2005
--------------------------------------------------------------------------------


10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)

         a)       MINERAL PROPERTY EXPLORATION AND DEVELOPMENT (continued)

                                                  For the years ended
                                       -----------------------------------------
                                       OCTOBER 31,    October 31,    October 31,
                                          2005            2004           2003
                                       -----------    -----------    -----------
Balance Sheet
Assets
Mineral Properties
     Canadian GAAP .................   $ 3,526,941    $ 2,466,879    $ 1,011,059
     Resource property expenditures
     (cumulative) ..................    (3,526,941)    (2,466,879)    (1,011,059)
                                       -----------    -----------    -----------

United States GAAP .................   $      --      $      --      $      --
                                       ===========    ===========    ===========

Stockholders' Equity
      Canadian GAAP ................   $ 3,680,628    $ 2,442,504    $   567,477
      Resource property expenditures
      (cumulative) .................    (3,526,941)    (2,466,879)    (1,011,059)
                                       -----------    -----------    -----------
United States GAAP .................   $   153,687    $   (24,375)   $  (443,582)
                                       ===========    ===========    ===========


         b)       STOCK BASED COMPENSATION

                  In December 2004, the United States Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 123R, "Share Based Payment". SFAS 123R is a revision of SFAS No. 123 "Accounting for Stock-Based Compensation", and supersedes Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees" and its related implementation guidance. SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award - the requisite service period (usually the vesting period). SFAS 123R requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. Public entities that file as small business issuers will be required to apply SFAS 123R in the first interim or annual reporting period that begins after December 15, 2005.

                  Effective November 1, 2003 the company commenced stock-based compensation accounting in accordance with SFAS 123. Accordingly, compensation cost for stock options is measured at fair value of the option granted. The company has determined that compliance with No. SFAS 123R in the future does not have a material impact on the company's October 31, 2005 financial statements. The 2003 comparative figures have been shown using APB 25 disclosure only.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2005
--------------------------------------------------------------------------------


10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)

         b)       STOCK BASED COMPENSATION (continued)

                  The company accounts for stock-based compensation issued to non-employees in accordance with the provisions of SFAS 123 and the consensus in Emerging Issues Task Force No. 96-18, "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services".

         c)       LOSS PER SHARE

                  Under both Canadian and United States generally accepted accounting principles basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

                  Under United States generally accepted accounting principles, the weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the company incurring a certain amount of exploration and development expenditures. The weighted average number of shares outstanding under United States generally accepted accounting principles for the years ended October 31, 2004, 2003, and 2002 were 14,520,967, 7,868,541 and,
                  2,480,267, respectively.

         d)       NEW ACCOUNTING PRONOUNCEMENTS

                  In December 2002,  the Financial  Accounting  Standards  Board
                  (FASB)  issued  Statement  of Financial  Accounting  Standards
                  (SFAS) No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure". SFAS 148 amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years beginning after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The company adopted SFAS No. 148, as required, on November 1, 2003 with no material impact on its financial statements.

                  In May 2003, FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS 153 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective for periods beginning after June 15, 2003, except for certain mandatory redeemable non-controlling interests.

                  In December 2004, FASB issued SFAS No. 153, "Exchanges of Non-monetary Assets". SFAS 153 amends APB Opinion No. 29, to eliminate certain exceptions when there are non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. This amendment is effective for periods beginning after June 15, 2005.

                  The adoption of these new pronouncements is not expected to have a material effect on the company's financial position or results of operations.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2005
--------------------------------------------------------------------------------


10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)

         e)       CUMULATIVE INCEPTION TO DATE INFORMATION

                  Statement of Financial Accounting Standards No. 7, "Accounting and Reporting by Development Stage Enterprises" requires mining companies in the exploration stage to report additional cumulative information from inception. The company changed its business in August 2002 and entered the mining exploration business. Cumulative inception to date information is as follows:

BALANCE SHEETS                                               CUMULATIVE AMOUNTS FROM
                                                                    INCEPTION
                                                          ----------------------------
SHAREHOLDERS' EQUITY (STOCKHOLDERS' EQUITY)
                                                           NUMBER OF         SHARE
  SHARE CAPITAL                                              SHARES          AMOUNT
                                                          ------------    ------------
   Issued for
       Loan bonus .....................................        311,111    $     70,000
       Property acquisition ...........................      1,145,000         113,525
   Issued for cash
       Private placements .............................     25,205,715       4,167,700
       Exercise of options ............................      2,897,000         310,050
   Shares for debt ....................................      4,730,688         614,989
   Share issuance costs ...............................                       (276,074)
   Income tax benefits renounced on flow-through shares                       (637,765)
                                                          ------------    ------------
                                                            34,289,514    $  4,362,425
                                                          ============    ============
CONTRIBUTED SURPLUS ...................................                   $    253,000
                                                                          ============
SHARE SUBSCRIPTIONS RECEIVABLE ........................                   $   (167,000)
                                                                          ============
 DEFICIT ACCUMULATED DURING THE EXPLORATION STAGE .....                   $   (854,643)
                                                                          ============


STATEMENTS OF OPERATIONS                                             CUMULATIVE
                                                                    AMOUNTS FROM
                                                                     INCEPTION
                                                                    -----------
ADMINISTRATIVE EXPENSES
    Bank charges ............................................       $     3,060
    Consulting fees .........................................           183,302
    Amortization ............................................               740
    Financing fees ..........................................           102,500
    Interest on debt ........................................            74,527
    Investor relations and promotion ........................           227,784
    Legal and accounting ....................................           191,647
    Management fees .........................................           208,000
    Office and miscellaneous ................................            32,154
    Part XII.6 penalty tax ..................................             3,800
    Regulatory fees .........................................            79,656
    Transfer agent fees .....................................            25,514
    Stock based compensation ................................           223,000
    Recovery of prior year expenses .........................            (1,690)
    Less: interest earned ...................................            (8,788)
WRITE OFF OF MINERAL PROPERTY EXPENDITURES ..................           147,202
FUTURE INCOME TAX BENEFIT RECOGNIZED ON ISSUANCE
    OF FLOW THROUGH SHARES ..................................          (101,000)
                                                                    -----------
NET LOSS FROM INCEPTION .....................................       $(1,391,408)
                                                                    ===========

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2005
--------------------------------------------------------------------------------


10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)

         e)       CUMULATIVE INCEPTION TO DATE INFORMATION (continued)

STATEMENTS OF CASH FLOWS                                             CUMULATIVE
                                                                    AMOUNTS FROM
                                                                     INCEPTION
                                                                    -----------
CASH PROVIDED BY (USED FOR)

OPERATING ACTIVITIES
    Net loss from inception .................................       $(1,391,408)
    Add items not affecting cash:
       Amortization .........................................               740
       Financing fee ........................................            70,000
       Future income tax benefit recognized on
       issuance of flow through shares ......................          (101,000)
       Write off of mineral property expenditures ...........           158,990
       Stock based compensation .............................           223,000
    Change in non-cash working capital items:
       Goods and services tax recoverable ...................            (3,309)
       Prepaid expenses .....................................              (483)
       Accounts payable .....................................            59,778
                                                                    -----------
                                                                       (983,692)
                                                                    -----------
FINANCING ACTIVITIES
   Loans received ...........................................           187,500
   Repayment of loans .......................................          (100,000)
   Promissory note issued ...................................           350,000
   Advances from related parties ............................             4,280
   Issuance of share capital ................................         4,313,750
   Share issuance costs, cash ...............................          (276,074)
                                                                    -----------
                                                                      4,479,456
                                                                    -----------
INVESTING ACTIVITIES
   Purchase of equipment ....................................            (1,826)
   Acquisition of mineral properties ........................        (1,512,190)
   Deferred exploration expenditures ........................        (1,860,530)
                                                                    -----------
                                                                     (3,374,546)
                                                                    -----------

NET INCREASE IN CASH AND CASH EQUIVALENTS ...................       $   121,218
                                                                    ===========

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
SCHEDULES OF MINERAL PROPERTY EXPENDITURES
--------------------------------------------------------------------------------

FOR THE YEAR ENDED OCTOBER 31, 2005
--------------------------------------------------------------------------------

                            KENORA      RED LAKE   SILVERSTRIKE    AJAX
                            GROUP        GROUP        GROUP        GROUP        MAGNUM    TETA-GOUCHE
                          ----------   ----------   ----------   ----------   ----------   ----------
ACQUISITION COSTS
 Opening balance ......   $  915,082   $   18,000   $     --     $     --     $     --     $     --
 Staking costs ........        6,145         --           --         20,000         --           --
 Option payments cash .      318,000       14,000       45,632       85,568       50,000       10,000
 Option payments shares       10,000       10,000       20,150       30,000       24,000        2,250
 Finder's fees cash ...       12,930         --           --           --           --           --
                          ----------   ----------   ----------   ----------   ----------   ----------

  Closing balance .....    1,262,157       42,000       65,782      135,568       74,000       12,250
                          ----------   ----------   ----------   ----------   ----------   ----------

DEFERRED EXPLORATION
 Opening balance ......    1,533,797         --           --           --           --           --
 Consulting ...........       32,861         --           --           --           --           --
 Drilling .............        3,500         --           --           --           --         12,109
 Geological ...........        3,584         --           --         93,712         --           --
 Line cutting .........       32,862         --           --           --           --           --
 Mapping and sampling .       87,478         --           --           --           --           --
 Miscellaneous ........       43,555         --            600          438       40,392         --
 Surveying ............        2,187         --           --           --           --           --
 Trenching ............         --           --           --           --           --           --
                          ----------   ----------   ----------   ----------   ----------   ----------

  Closing balance .....    1,739,824         --            600       94,150       40,392       12,109
                          ----------   ----------   ----------   ----------   ----------   ----------
BALANCE, END OF YEAR ..   $3,001,981   $   42,000   $   66,382   $  229,718   $  114,392   $   24,359
                          ==========   ==========   ==========   ==========   ==========   ==========


                            MENNIN                    CONNOR       HUNTER
                             LAKE        FRIPP        CREEK         GOLD       CHAPLEAU       TOTAL
                          ----------   ----------   ----------   ----------   ----------   ----------
ACQUISITION COSTS
 Opening balance ......   $     --     $     --     $     --     $     --     $     --     $  933,082
 Staking costs ........         --           --           --           --           --         26,145
 Option payments cash .       12,000        5,662         --          1,800          475      543,137
 Option payments shares        4,000        3,125         --           --           --        103,525
 Finder's fees cash ...         --           --           --           --           --         12,930
                          ----------   ----------   ----------   ----------   ----------   ----------

  Closing balance .....       16,000        8,787         --          1,800          475    1,618,819
                          ----------   ----------   ----------   ----------   ----------   ----------

DEFERRED EXPLORATION
 Opening balance ......         --           --           --           --           --      1,533,797
 Consulting ...........         --           --           --           --           --         32,861
 Drilling .............         --           --           --           --           --         15,609
 Geological ...........         --           --           --           --           --         97,296
 Line cutting .........         --           --           --           --           --         32,862
 Mapping and sampling .         --           --           --           --           --         87,478
 Miscellaneous ........        8,547         --           --           --           --         93,532
 Surveying ............         --           --           --           --           --          2,187
 Trenching ............         --           --         12,500         --           --         12,500
                          ----------   ----------   ----------   ----------   ----------   ----------

  Closing balance .....        8,547         --         12,500         --           --      1,908,122
                          ----------   ----------   ----------   ----------   ----------   ----------
BALANCE, END OF YEAR ..   $   24,547   $    8,787   $   12,500   $    1,800   $      475   $3,526,941
                          ==========   ==========   ==========   ==========   ==========   ==========

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
SCHEDULES OF MINERAL PROPERTY EXPENDITURES
--------------------------------------------------------------------------------

FOR THE YEAR ENDED OCTOBER 31, 2004
--------------------------------------------------------------------------------

                                                    TODD
                                     MASKOOTCH    TOWNSHIP      KENORA
                                   LAKE PROPERTY  PROPERTY      CLAIMS        TOTAL
                                    ----------   ----------   ----------   ----------
Acquisition costs
  Opening balance ...............   $     --     $     --     $  552,500   $  552,500
  Staking costs .................         --           --          4,100        4,100
  Option payments - cash ........        5,000        3,000      300,000      308,000
  Option payments - shares ......        5,000        5,000         --         10,000
  Finder's fees - cash ..........         --           --         58,482       58,482
                                    ----------   ----------   ----------   ----------

  Closing balance ...............       10,000        8,000      915,082      933,082
                                    ----------   ----------   ----------   ----------

Deferred exploration expenditures
  Opening balance ...............         --           --        458,559      458,559
  Camp ..........................         --           --         35,231       35,231
  Consulting ....................         --           --        134,014      134,014
  Drilling ......................         --           --        835,358      835,358
  Mapping and sampling ..........         --           --         38,252       38,252
  Miscellaneous .................         --           --         21,956       21,956
  Surveying .....................         --           --         10,427       10,427
                                    ----------   ----------   ----------   ----------

  Closing balance ...............         --           --      1,533,797    1,533,797
                                    ----------   ----------   ----------   ----------
Balance, end of year ............   $   10,000   $    8,000   $2,448,879   $2,466,879
                                    ==========   ==========   ==========   ==========

                                AMADOR GOLD CORP.
                           ("AMADOR" OR THE "COMPANY")

                       MANAGEMENT DISCUSSION AND ANALYSIS
                                  FORM 51-102F1
                       FOR THE YEAR ENDED OCTOBER 31, 2005

INTRODUCTION

The following management discussion and analysis has been prepared as of February 21, 2006. The selected financial information set out below, and certain comments which follow, are based on and derived from the audited financial statements of AMADOR GOLD CORP. (the "Company" or "Amador") for the twelve months ended October 31, 2005 and should be read in conjunction with them. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles and all numbers are reported in Canadian dollars.

Additional information related to the Company can be found on SEDAR at www.sedar.com and on the Company's website at www.amadorgoldcorp.com.

FORWARD LOOKING INFORMATION

Certain statements contained in the following Management's Discussion and Analysis constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from actual future results and achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. Readers are also advised to consider such forward-looking statements while considering the risks set forth below.

DESCRIPTION OF BUSINESS/INTRODUCTION

Amador is a Canadian listed public company with its shares traded on the TSX Venture Exchange under the symbol "AGX" as a Tier 2 company. The Company is also an Securities & Exchange Commission ("SEC") reporting company and is required to file annual reports on Form 20-F and interim reports on Form 6-K. The Company's registration statement and reports are available on the SEC's web site at http://www.sec.gov/edgar/searchedgar/companysearch.html. Search the Company's filings by name (Amador), Central Index Key (CIK) code (0001266833), or SEC File Number (000-50422).

Amador is a junior mining exploration company. Its assets consist of Canadian mineral properties and cash. Activities include acquiring mineral properties and conducting exploration programs. The Company funds its operations through the sale of shares of the Company. The mineral exploration business is very high risk and most exploration projects will not become mines. The two most significant risks for the Company are:

         1) The chances of finding an economic ore body are extremely small;

         2) The junior resource market, where the Company raises funds, is extremely volatile and there is no guarantee that the Company will be able to raise funds as it requires them.

Other risk factors include the establishment of undisputed title to mineral properties, environmental concerns and the obtaining of governmental permits and licenses when required. Success is totally dependent upon the knowledge and expertise of management and employees and their ability to identify and advance attractive exploration projects and targets from grass roots to more advanced stages. The Company is fortunate to have attracted highly qualified individuals with superior track records through a number of exploration successes. Regulatory standards continue to change making the review process longer, more complex and therefore more expensive. Even if an ore body is discovered, there is no assurance that it will ever reach production. While it is impossible to eliminate all of the risks associated with exploration and mining, it is management's intention to manage its affairs, to the extent possible, to ensure that the Company's assets are protected and that its efforts will result in increased shareholder value.

OVERALL PERFORMANCE

Success in the junior mining exploration business is measured by a company's ability to raise funds, secure properties of merit and, in a few rare cases, identifying an economic ore body on one of its properties. Not all of these factors are within management's control.

The ability to raise funds is in part dependent on the state of the junior resource stock market, which in turn is dependent on the economic climate, metal prices and perceptions as to which way the market is headed. The ability to secure properties of merit is in large part dependent on management's contacts.

KENORA PROPERTY GROUP

A.       KPM PROPERTY, ONTARIO

On October 18, 2002, the Company entered into an arm's length agreement with Richard W. Hughes who assigned to the Company his rights in an option agreement, he had entered into with Kenora Prospectors & Miners, Limited ("Kenora") and Machin Mines Ltd. ("Machin"). The option and assignment permit the Company to acquire 40 patented claims and 2 mineral claims (the "KPM Property").

Following regulatory approval, the Company directly entered into option agreements dated January 31, 2003 with Kenora and Machin on the same terms and conditions as the original option agreement entered into by Richard Hughes. The option agreements with Kenora and Machin were amended on August 10, 2004. Consideration, as amended, consists of $35,000 (paid), $225,000 on or before December 25, 2002 (paid), $250,000 on August 27, 2003 (paid), $250,000 on August
27, 2004  (paid),  $250,000  on August 27,  2005 (paid) and  $500,000 on each of
August 27, 2006, 2007, 2008 and 2009. In addition, in lieu of interest charges, the Company has agreed to pay to each of Kenora and Machin 2 1/2% of the proceeds of any financing(s) completed by the Company between August 27, 2006 and final payment of all monies due. Also, all outstanding amounts will be due and payable to Kenora and Machin within ninety (90) days following the commencement of commercial production.

In addition, there is a royalty payable of between 1 and 2% based on the price of gold. There was an additional amount of $50,000 due on December 31, 2004
(paid).

To date, the Company has staked an additional 11 mineral claims adjacent to the KPM Property (6 claims and 5 claims in fiscal 2003 and 2004 respectively).

A finders fee is payable with respect to acquisition and exploration expenditures under the option agreement as follows; 7.5% of the first $300,000 consideration ($22,500 paid), 5% on the next $700,000 ($35,000 paid), 2.5% on the next $4,000,000 ($46,282 paid or accrued to October 31, 2005) and 1% on any additional payments up to a maximum of $300,000. As at October 31, 2005, a total of $92,550 has been paid to the finder.

LOCATION, ACCESS AND TENURE

The KPM Property is located 60 kilometers west of Kenora, Ontario and 14 kilometers south of the Trans Canada Highway on the shore of Shoal Lake.

The Company has an option to acquire 29 patented claims from Kenora. The Company also has an option to acquire 11 patented claims from Machin.

The KPM Property is accessible by road and lake travel. The road route follows the Trans Canada Highway west from Kenora, then the Rush Bay Road to Clytie Bay Landing on the north shore of Shoal Lake. The KPM Property can then be reached by a four kilometer boat trip from the landing in summer or, by truck or car over ice in the winter. There are several barge services on the lake provided during those periods when there is no ice cover.

2004 DRILL RESULTS

The Company's 2004 diamond drill program conducted by Kevin Leonard completed 36 holes totalling 10,033 meters. The program was used to test extensions of the Cedar Island Mainland Zone at depth and along strike to the east in a previously unexplored portion of the 2 kilometer long shear zone. In addition, a significant component of the program involved testing the prospective 9 East Zone with an array of tightly-spaced drill crosses on 20 to 25 meter intervals to verify its existence and to test the horizontal and vertical continuity of the structure.

The deep tier holes tested the Cedar Island Mainland Zone with relatively widely spaced holes over a strike length of about 350 meters to a vertical depth of 423 meters. The holes confirmed that the CIMZ shear zone continues at depth although the tenor of gold mineralization and the development of the shear structure appear to have generally weakened. However, it must be emphasized that higher-grade gold mineralization within the CIMZ forms well-defined, near vertically plunging shoots that could be missed and/or inadequately tested by drill holes centered at 50 m to 60 m intervals. Holes SL04-161, 163 and 164 returned positive results (refer to the above table) from well-sulphidized intersections within the postulated down-plunge extension of the 9 East Zone. Hole SL04-163 intersected 18.95 grams per tonne over 0.34 meters true width at a vertical depth of 402 meters. A total of 46% of the holes returned gold values of at least 2.26 grams per tonne over a minimum true width of 1.00 metre. Definition drilling in the vicinity of these holes could be used to test for grade continuity within an emerging high-grade shoot at depth.

Reconnaissance drilling at 50 m to 100 m intervals was carried out over an untested portion of the Cedar Island Mainland Zone, east of the main body of drilling from 21000E to 21200E. A total of 749 meters in 4 holes (i.e. SL04-172, 174, 176 and 178) were completed. The table below summarizes the results of the eastern extension drilling.

The Cedar Island Mainland shear zone remains open along strike to the east, however the holes intersected only low gold values over narrow widths. The geology of this area is different from that which is observed at the Cedar Island Mine and the trenched area on the mainland from 20,000E to 20,400E. The characteristics of the dominant host lithology, - coarse-grained flows or gabbroic basalts appear to be less susceptible to shearing in this area. As well, the axial trace of a prominent low-angle 075(degree) fault structure is projected to intersect the CIMZ at 20,800E. This may have disrupted or offset the trace of the CIMZ to the east of this feature.

A total of 3,114 meters in 18 holes  (SL04-166-171  incl.,  SL04-173,  SL04-175,
SL04-177 and SL04-179-188 inclusive) were used to investigate the 9 East Target, an area considered to contain high-grade gold mineralization based on previous wide spaced drilling by BGC in the 1980's. The 9 East Target was selected as a viable example upon which to test both the vertical and horizontal continuity and the size potential of a prospective high-grade gold shoot. It is very important to understand that the number, size and continuity of gold values within "mineralized shoots" will determine the overall economic potential of the KPM property. A tighter array of holes will also serve towards satisfying the threshold requirements for generating an `indicated' category of resource. A higher level of confidence with respect to the internal grade attributes and geometry of these targets will greatly contribute towards formulating a reliable economic evaluation of the property. Utilizing a correct drill hole density according to the size of target being evaluated greatly decreases the chances for over-estimating the true grade of the deposit.

The 9 East Target was investigated with an array of tightly-spaced drill crosses on 20 to 25 metre intervals with one segment testing the vertical component, the other testing the horizontal component.

The holes encountered a sequence of mafic flows and feldspar-phyric mafic flows (in-part pillowed) that have been modified by late-stage felsic dykes, lamprophyre dykes and quartz-carbonate veined shear zones. Mafic flows characterized by the absence of feldspar porphyroblasts host the Cedar Island Mainland Zone. The table below summarizes the results of detailed drilling of the 9 East Target.

The 9 East Target was tested over a strike length of 120 meters at shallow depths and to a vertical depth (below lake level = 1323 m) of 273 meters. The shoot remains open in both directions and confirms a high-level of homogeneity of gold values. Definition drilling at 20 to 25 metre intervals has shown that previous drilling by BGC underestimated the potential for higher-grade gold mineralization in this area. A total of 7 holes returned values equal to or in excess of 33 grams per tonne gold and 78% of the holes returned gold grades greater than 3.67 grams per tonne.

The Phase II drill data indicate a weighted average (cut) grade of 11.78 grams per tonne gold over a weighted true width of 1.62 meters. The highly anomalous intersection showing 9.1 meters true width would certainly influence and/or strongly bias the overall weighted average of the drill hole population, therefore, the width in Hole SL04-167 was normalized to better reflect the median true width of intersections encountered in the other holes. The 9 East Target correlates very well with the historic mining grades at the Mikado and Cedar Island Mine and suggests that detailed drilling in the vicinity of other high-grade intercepts on the KPM property can return excellent results.

KPM PROPERTY UPDATE - 2005

The grid work began in January 2005 and in February 2005, the Company commenced a 60-line km magnetometer and induced polarization (IP) survey on the KPM Property. The program, conducted by JVX Ltd. of Toronto, Ontario ("JVX"), at a cost of approximately $150,000, employed pole-dipole "combo-array" Spectral IP/Resistivety and magnetometer surveying to 1) cost effectively discover new gold targets; 2) delineate and locate extensions of known gold targets; 3) map out areas of anomalous sulphide concentration.

The work included detailed coverage along the western extension of the Cedar Island Mainland Zone that includes the Cedar Island Mine in addition to the 6 and 9 East Targets. The 9 East Target reflects an area of high-grade gold mineralization extending from surface to a vertical depth of 275 meters over a strike length of 125 meters. Results from in-fill and resource expansion drilling returned 22.43 g/t over 9.10 m TW (cut), 23.09 g/t over 1.79 m TW (cut) and 13.13 g/t over 2.54 m TW.

The results of IP coverage in areas of known high-grade gold mineralization, for example the 9 East Target, will be applied in assessing the quality of anomalies found elsewhere on the KPM Property. Of particular importance, will be the discovery of sulphide-rich zones under the relatively-untested lake portion of the Cedar Island Mainland Zone in the vicinity of Cedar Island.

The Company has received an interim report from JVX dated May 2005 and is currently assessing it before releasing details.

The Cedar Island Mainland Zone is the most advanced gold target on the property that includes numerous gold-bearing regional targets that require additional follow-up exploration work. The geophysical survey will be used to help guide the Phase III drilling effort towards targets considered to have potential for the discovery of high-grade ounces.

The KPM Property has no underground or surface plant or equipment. Power on the KPM Property is provided by diesel powered generators. The KPM Property is within 20 km from hydro power lines beside the Trans-Canada Highway. There is no known body of commercial ore on the KPM Property and any proposed program will be an exploratory search for ore. The Company cannot assure you that any commercially viable mineral deposit exists on any of the KPM Property or that, if such deposits exist, the Company will be able to develop such deposit on a commercially profitable basis, if at all.

B.       GLASS TOWNSHIP PROPERTY, ONTARIO

On August 31, 2004, the Company acquired an option from 1544230 Ontario Inc. (Perry English) of Souris, Manitoba (the "Optionor") to earn a 100% interest in approximately 21 claim units covering 840 acres in the Glass Township, Shoal Lake, Ontario. The terms of the agreement are: issuance of a total of 100,000 shares of the Company (25,000 shares were issued to the Optionor on November 10, 2004 and 25,000 shares were issued to the Optionor on September 21, 2005) and payment of $93,000 ($8,000 was paid to the Optionor in November 2004 and $10,000 was paid to the Optionor on September 14, 2005) over a 4-year period to the Optionor. In addition, the property is subject to a 1 1/4% net smelter royalty ("NSR") in favour of the Optionor with the Company given the right to purchase ..5% of the NSR for $500,000. The agreement was accepted for filing by the TSX Venture Exchange (the "Exchange") on November 2, 2004.

No exploration work has been done on the property since it was acquired.

RED LAKE PROPERTY GROUP

A.       TODD TOWNSHIP PROPERTY, ONTARIO

On June 23, 2004, the Company acquired an option from 1304850 Ontario Inc. (Perry English) of Souris, Manitoba (the "Optionor") to earn a 100% interest in 5 claim units covering 200 acres in the old Fahrenheit / Golden Arm Mines Ltd. patents located about 22 kilometers west of the Red Lake Mine. The terms of the agreement are: issuance of 100,000 common shares of the Company (25,000 shares were issued to the Optionor on July 14, 2004 and 25,000 shares were issued to the Optionor on September 21, 2005) and payment of $69,000 over a 4-year period to the Optionor ($3,000 was paid to the Optionor in July 2004 and $6,000 was paid to the Optionor on September 14, 2005). In addition, the property is subject to a 2% net smelter royalty ("NSR") in favour of the Optionor with the Company given the right to purchase 1% of the NSR for $600,000. The agreement was accepted for filing by the Exchange on July 13, 2004.

The property lies within the Pipestone Bay - St. Paul Bay Deformation Zone, a prominent structural feature characterized by pervasive iron carbonate alteration. The Mount Jamie, Rowan Lake and Red Crest deposits are located in the immediate vicinity of the Todd Property and all are spatially associated with the Pipestone Bay - St. Paul Bay Deformation Zone. The property is underlain by a varied assemblage of east-west striking mafic volcanic flows, metasedimentary rocks and chert-magnetite iron formation. Trenches established in the 1930's exposed quartz veins hosted within iron formation. A sequence of clastic sediments sampled in 1969 by the Ontario Geological Survey returned anomalous gold and silver mineralization. Diamond drilling carried out on Rubicon's Rivard Property by Anglo Gold Canada located about 2 kilometers south of Todd has returned significant gold values up to 0.42 ounces gold per ton across 31 feet.

No exploration work has been done on the property since it was acquired.

B.       MASKOOTCH LAKE PROPERTY, ONTARIO

On June 23, 2004, the Company acquired an option from 1304850 Ontario Inc. (Perry English) of Souris, Manitoba (the "Optionor") to earn a 100% interest in approximately 32 claim units covering 1,280 acres in the Birch-Uchi Confederation Lakes belt located 85 kilometers east of Red Lake, Ontario, known as the Maskootch Lake property. The terms of the agreement are: issuance of 100,000 shares of the Company (25,000 shares were issued to the Optionor on July 14, 2004 and 25,000 shares were issued to the Optionor on September 21, 2005) and payment of $88,000 over a 4-year period to the Optionor ($5,000 was paid to the Optionor in July 2004 and $8,000 was paid to the Optionor on September 14, 2005). In addition, the property is subject to a 2% net smelter royalty ("NSR") in favour of the Optionor with the Company given the right to purchase 1% of the NSR for $1,000,000. The agreement was accepted for filing by the Exchange on July 13, 2004.

The property is situated 20 kilometers southeast of the past-producing South Bay Mine. The South Bay copper-zincsilver massive sulphide deposit produced 1.6 million tons of ore with an average grade of 1.8% Cu, 11.06% Zn and 2.12 ounces silver per ton. The Maskootch Lake property covers a geologic environment permissive for the discovery of volcanogenic massive sulphide and precious metal mineralization. A number of co-incident Horizontal Loop EM and magnetic anomalies remain untested from the initial work carried out by St Joseph Explorations Ltd., Noranda Exploration Company Ltd. and Getty Canadian Metals Ltd. from the late 1970's to the mid 1980's. The north arm of a tightly folded sequence of sericitized, intermediate to felsic pyroclastic rocks and sulphide facies iron formation has been traced by airborne and ground follow-up geophysics and mechanical stripping and trenching over a strike length of 2.5 kilometers. Stripped outcrops southeast of Maskootch Lake has exposed synvolcanic, amphibole-garnet-magnetite alteration identified as autoclastic breccia and strong gossanous alteration reflecting widespread chalcopyrite, pyrrhotite and pyrite mineralization. The mineralization occurs across widths of up to 20 meters over a 200 meter strike length. Limited sampling carried out by the Ontario Geological Survey in the early 1990's returned gold values up to 3.2 ounces gold per ton from the Williamson Showing located about 500 meters northwest of Maskootch Lake and 1.18% Cu, 98 ppm Zn, 0.085 ounces gold per ton and 0.32 ounces silver per ton from trenches immediately east of Maskootch Lake.

No exploration work has been done on the property since it was acquired.

SILVER STRIKE GROUP

A.       KELL MINE PROPERTY, ONTARIO

On March 28, 2005, the Company acquired an option from Aurora-Larder Lake Mining Corporation Limited, CJP Exploration Inc. and Barry McCombe (the "Optionor") to earn a 100% interest in the Kell Mine Property located in the southwestern corner of Corkill Township, Ontario. Consideration is $30,000 ($5,000 paid), 150,000 common shares (30,000 shares issued at a deemed price of $0.085 per share) and $60,000 in exploration expenses over a four year period. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000 subject to further Exchange review and acceptance. The agreement was accepted for filing by the Exchange on May 11, 2005.

The Kell Mine Property comprises 112 hectares. The area hosts a multiple of known deposits with significant mineralization. This area had been closed to staking and prospecting for twenty years because of the Temagami Land Caution and has never been explored with modern methods and geophysics. The Kell Mine Property exhibits potential for future mineral discoveries of copper, silver, nickel and cobalt.

Compilation of historical work is on-going.

B.       SILVER STRIKE PROPERTY, ONTARIO

On March 28, 2005, the Company acquired an option from Aurora-Larder Lake Mining Corporation Limited (the "Optionor") to earn a 100% interest in the Silver Strike Property located in the northwestern corner of James Township, Ontario. Consideration is $50,000 ($10,000 paid), 150,000 common shares (30,000 shares issued at a deemed price of $0.085 per share) and $80,000 in exploration expenses over a four year period. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000 subject to further Exchange review and acceptance. The agreement was accepted for filing by the Exchange on May 11, 2005.

The Silver Strike Property comprises 256 hectares. The Property is made up of a number of old workings with four shafts being found dating back to the early 20th Century. Previous work has consisted of limited prospecting with interesting copper, silver, nickel and cobalt mineralization being found.

Compilation of historical data has identified the preferred orientation of silver vein systems on the property. The next step will include cutting a grid over some of the most favorable areas followed by an Induced Polarization (IP) geophysical survey to identify silver veins systems for drilling.

C.       THOMPSON PROPERTY, ONTARIO

On March 28, 2005, the Company acquired an option from Aurora-Larder Lake Mining Corporation Limited, CJP Exploration Inc. and Barry McCombe (the "Optionor") to earn a 100% interest in the Thompson Property located in the northeastern corner of Donovan and southern part of Charters Township, Ontario. Consideration is $30,000 ($5,000 paid), 150,000 common shares (30,000 shares issued at a deemed price of $0.085 per share) and $60,000 in exploration expenses over a four year period. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000 subject to further Exchange review and acceptance. The agreement was accepted for filing by the Exchange on May 11, 2005.

The Thompson Property comprises 416 hectares. This area had been closed to staking and prospecting for twenty years because of the Temagami Land Caution and has never been explored with modern methods and geophysics. The last work conducted on the Property consisted of geophysical surveys in 1960 which identified targets with recommendations for drilling. No drilling was done.

The Kell Mine Property, Silver Strike Property and Thompson Property are easily accessed by vehicle. Historical occurrences and newly discovered mineralized zones will be tested with modern exploration techniques to prioritize targets for drilling and/or trenching.

Compilation of historical data is on-going.

D.       SILVERCLAIM PROPERTY, ONTARIO

On March 28, 2005, the Company acquired an option from Canadian Prospecting Ventures Inc. (the "Optionor") to earn a 100% interest in the Silver Claim Property located in the Mickle Township, northern Ontario. Consideration is $150,000 ($15,000 paid), 200,000 common shares (50,000 shares issued at a deemed price of $0.085 per share) and $200,000 in exploration expenses over a four year period. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000 subject to further Exchangereview and acceptance. The agreement was accepted for filing by the Exchange on May 11, 2005.

The Silverclaim Property comprises 256 hectares. The Property has been extensively worked and is a system of parallel veins with high grade mineralization. In 1980, ENR Partnership and Silver Lake Resources Inc. completed 7,338 feet of surface diamond drilling and in 1982, 18,230 feet of diamond drilling was completed by Silver Lake Resources Inc.

In 1983, Teck Corporation, Silver Lake Resources Inc. and Lacana Mining Corporation completed a 1,049 foot ramp decline and 3,822 feet of underground drilling. A bulk sample weighing 7.5 tons was taken from the floor of the ramp for 15 feet long and 6 feet wide and assayed 11.277 ounces silver per ton. Also in 1983 a bulk sample weighing 10.3 tons was taken from a 20 foot length and 4 foot width of the vein and assayed 14.390 ounces silver per ton. 110 feet west of the decline a 30 foot drift was driven north on a vein. A bulk sample weighing 624 pounds from a 3 foot wide and 4 foot high section assayed 18.075 ounces silver per ton. This vein was projected north for more than 500 feet. In 1984 Teck carried out 6,600 feet of drilling south of the ramp with several of the holes hitting high grade narrow veins.

Limited work has been carried out since 1984, partly due to the Temagami Land Caution and partly due to a consolidation of the land position in the area. The Silverclaim Property covers the majority of the known silver showings in the area and recent prospecting has identified a number of other untested parallel veins. Compilation of historical data followed by ground work will be undertaken prior to trenching, drilling and/or additional bulk sampling to further delineate and expand existing silver resources on the Property.

Compilation of historical data has identified the preferred orientation of silver vein systems and a massive copper sulphide vein on the property. The next step will include cutting a grid over the most favorable areas followed by an Induced Polarization (IP) survey and magnetometer survey to identify silver veins systems, copper veins, and locations where the two systems may merge. The results of this work will guide trenching and drilling programmes to test for silver and/or copper mineralization.

E.       CAPITOL SILVER PROPERTY

On June 21, 2005, the Company acquired an option from Canadian Prospecting Ventures Inc. to earn a 100% interest in the Capitol Silver Mine property, located approximately 4 km northeast of Gowganda, Ontario. Consideration for the property consists of $35,000 ($5,000 paid) and 350,000 common shares (50,000 shares issued at a deemed price of $0.075 per share) payable over three years. The Company must incur an aggregate of $120,000 in exploration expenses on the Property over three years. There is a 2% net smelter return of which half may be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on September 22, 2005.

High grade nickel, cobalt and silver veins were first discovered on the Capital Silver Property in 1908. The veins were mined during the late 1930's and the latter half of the 1960's. No further exploration or development has been recorded for the property. Potential exists for additional high grade mineralized zones along strike and down dip from the existing workings. Amador will also assess opportunities for bulk tonnage, lower grade nickel, cobalt and silver mineralized zones on the property.

Compilation of historical data is on-going.

F.       HUDSON BAY SILVER MINE PROPERTY, ONTARIO

On June 21, 2005, the Company acquired an option from Aurora-Larder Mining Corporation Limited to earn a 100% interest in the Hudson Bay Silver Mine Property located in southeastern Leith Township, Ontario. Consideration is to pay $35,000 ($5,000 paid), issue 300,000 common shares (50,000 shares issued at a deemed price of $0.09 per share) and incur $60,000 in exploration expenses on the Property over three years. The property is subject to a 2% net smelter return royalty, half of which can be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on July 26, 2005.

The original Hudson Bay property was staked in 1908 and subsequently acquired and operated by the Hudson Bay Mining Company from 1910 to 1913. Four shafts were sunk, 3 by the Hudson Bay Mining Company and one by Silverado Gowganda in 1936. Production was from a system of parallel veins and consisted of silver and cobalt. No work has been done on this property since the mid 1970s. The Company intends to complete data compilation for the property followed by ground surveys such as mapping, geophysics and geochem to identify potential mineralized zones on strike and at depth.

Compilation of historical data is on-going.

AJAX GROUP

A.       AJAX PROPERTY, ONTARIO

On June 13, 2005, the Company entered into a purchase and sale agreement with Aurora-Larder Mining Corporation Limited (as to 50%) and Kirnova Corp. (as to 50%) (the "Optionor") whereby the Company agreed to purchase an undivided 100% interest in the Ajax Property, Ontario. Consideration is $80,000 (paid) and 300,000 common shares (300,000 shares issued at a deemed price of $0.085 per share). The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000. The agreement was accepted for filing by the Exchange on June 30, 2005.

Nickel, copper, gold, platinum, palladium, silver and cobalt mineralization occur in disseminated blebs and aggregates of sulphides in a peridotite body with serpentinized horizons.

Historical reports indicate the property was first staked in 1910 with platinum being discovered in 1929. In 1934, a vertical shaft was sunk to a depth of 245 feet with lateral mine development on the 100 and 200 foot levels totaling 2,200 feet. By 1937, 3,318 tons were milled from the underground workings and an open pit (metal content was not reported). The next reported production occurred from 1974-1976 when Kanichee Mining and Jack Koza Limited enlarged the open pit and removed the shaft pillar. During this period, 1,393,144 lbs of nickel and 3,117,490 lbs of copper were recovered from 278,263 tons milled. The mine was forced to close February 6, 1976 when Falconbridge Nickel terminated its contract to buy the concentrates. The open pit and workings have remained flooded since 1976.

Four zones of mineralization were outlined by drilling during the 1950's and early 1960's. They are the Shaft Orebody, "A" Orebody, "A" South Extension, "E" zone north of the Shaft. In 1961, G.H. Dumont (P.Eng.) estimated the resources for each zone as follows.

-------------------- ------------- ------- ------- ---------------------- -------------------------------
        Zone             Tonnage      Cu      Ni   Precious Metal Content             Remarks
                                      %       %
-------------------- ------------- ------- ------- ---------------------- -------------------------------
Shaft                369,000       0.89    0.53    Pt - 0.008 opt         (less 83,000 tons of 0.70% Cu +
                                                   Pd - 0.016 opt         0.35% Ni on adjoining claim TR
                                                   Au - 0.01 opt          1623)
                                                   Ag - 0.13 opt
-------------------- ------------- ------- ------- ---------------------- -------------------------------
"A"                  735,000       0.45    0.26    0.75 opt combined      (drilled on 50-foot centres)
-------------------- ------------- ------- ------- ---------------------- -------------------------------
"A" South Extension  3,764,000     0.32    0.19    0.75 opt combined      (drilled on 100-foot centres)
-------------------- ------------- ------- ------- ---------------------- -------------------------------
"E" (North of Shaft) 547,000       0.29    0.16    0.66 opt combined      (drilled on 100-foot centres)
-------------------- ------------- ------- ------- ---------------------- -------------------------------

The "Shaft" zone has had a number of resource calculations reported since 1961. In 1966, John C. Dumbrille (P.Eng.) calculated a resource for the Shaft area at 900,000 tons averaging 0.61% Cu, 0.37% Ni with no grade estimate for precious metal and cobalt content. The last resource estimate, done in 1972 by D.G. Wahl (P.Eng.) for Jack Koza Limited, outlined 373,863 tons grading 0.79% Cu and 0.44% Ni. The historical resource estimates are not 43-101 compliant and therefore should not be relied upon. The estimates that were calculated by separate professionals at different points in time are comparable for the Shaft zone and are therefore considered to be somewhat reliable. Amador's activities for the property may include validating the resource estimates in a form that is 43-101 compliant.

Reports suggest that the depth and strike potential of mineralized zones have not been fully explored. In addition, mineralized zones on the property contain precious metals (Pt, Pd, Au, Ag) and cobalt that do not appear to have been fully assessed. Higher grade zones may also occur within the existing resource or elsewhere on the property that are amenable to underground mining.

Peter Caldbick. P. Geo. is the Qualified Person for the purposes of National Instrument 43-101 for Amador's Ajax Project.

In December 2005, the Company had a detailed Geotech airborne VTEM geophysical survey flown over the Ajax property to follow the down plunge extension of the Ajax nickel-copper-pgm sulphide resource, and to evaluate possible untested new zones at depth. The new VTEM system has the potential to see mineralized targets at depths not attainable by some older airborne or ground geophysical systems. Survey results are pending. When received, the survey results will be compiled with historical data to help outline existing and identify new zones for testing. The results will also be used to design a drill program to outline a 43-101 compatible resource calculation for existing mineralization beneath the Ajax open pit and its extension.

B.       BANTING CHAMBERS PROPERTY, ONTARIO

On July 21, 2005, the Company acquired an option from Kirnova Corp. (as to 75%) and Todd Keast (as to 25%) to earn a 100% interest in the Banting Chambers Property located approximately 20 km northwest of Temagami, Ontario. Under terms of the agreement Amador is to pay $22,500 ($5,000 paid), issue 150,000 common shares (50,000 shares issued at a deemed price of $0.09 per share) over two years and incur $110,000 in exploration expenditures over three years. The property is subject to a 2% net smelter return royalty is payable on the property half of which can be purchased for $500,000. The agreement was accepted for filing by the Exchange on August 23, 2005.

The Banting Chambers Property is a copper-nickel-platinum-palladium-gold-silver prospect which consists of four, 62 unit claims. The targets are two gabbroic intrusives located in Banting and Chambers Townships which may be similar to the Ajax Mine, located 6.5 kilometers southwest, which are hosted in a gabbroic intrusive. Amador recently acquired the property which has the Ajax Mine situated on it (see News Release dated June 23, 2005). Surface bedrock exposure on both the Banting and Chambers intrusives is less than 5% which limited historical surface mapping.

In addition, Temex Resources announced a high grade gold discovery assaying 6,222 grams per tonne from a 10 centimetre vein in a mafic intrusive boulder on March 30, 2004. Temex has acquired a large land package in efforts to trace the source of the boulder. The land package is adjacent to the Banting/Chambers gabbro intrusions.

In December 2005, the Company had a detailed Geotech airborne VTEM geophysical survey flown over the Banting-Chambers property. Results from this survey are pending. The results will be compared to results from the Ajax airborne survey to help identify nickel-copper-pgm sulphide zones similar to those at Ajax.

C.       STRATHY TOWNSHIP PROPERTY, ONTARIO

On July 19, 2005, the Company agreed to acquire from Pat Gryba of Timmons, Ontario a 100% interest in three (3) mineral claims comprising a total of 11 units located in the Strathy Township, Ontario in the Sudbury Mining Division, Ontario. Under terms of the agreement Amador agreed to pay $20,000 (paid). The property is subject to a 1% net smelter return royalty is payable on the property which can be purchased for $250,000.

This property is adjacent to the Ajax property and was also flown with the Geotech VTEM airborne survey (refer to Ajax Property discussion above).

MAGNUM PROPERTY, QUEBEC

On March 24, 2005, the Company entered into an Assignment Agreement with Vault Minerals Inc. ("Vault") of Kirkland Lake, Ontario (the "Assignor") to acquire a 100% interest in the Magnum Property.

Under terms of the agreement, the Company is to pay $50,000 (paid) and issue 300,000 common shares (issued at a deemed price of $0.08 per share). The underlying agreement requires the Company to spend $25,000 in exploration expenditures by June 12, 2005 ($25,000 paid) and an additional $225,000 by October 25, 2007 ($14,481 paid). A 2% royalty is payable on the property, half of which can be purchased for $1,000,000.

Prospecting in May 2005 on the Magnum Property discovered a new shear zone with sulphide mineralization. Subsequent trenching has uncovered two separate zones. These chlorite, sericite and silica altered zones are about 25 metres apart and are each 8 to 10 metres wide. Sulphide mineralization is widespread within and outside of the shear zones. Samples have been taken with analyses pending.

The Magnum Property consists of two separate claim blocks in Urban Township, Quebec, and totals 721 hectares. The Magnum Property is adjacent to the south and west of Noront Resources Inc.'s significant new gold discovery at Windfall Lake. The Magnum Property is also contiguous with Murgor Resources Inc.'s Windfall Property (50% Murgor and 50% Freewest Resources Canada Inc.) on which they also announced a new gold discovery.

The agreement was accepted for filing by the Exchange on May 10, 2005.

The Company has completed a regional and property compilation for the Magnum property. Follow-up prospecting identified a mineralized shear zone on the SE claim block. The zone has been followed for 150 metres along strike and is characterized by strong pervasive, rusty carbonate-sericite-sulphide alteration and strong shearing. Narrow quartz-carbonate veins are found randomly within the finely disseminated pyrite and pyrrhotite zone. Limited grab samples from surface and chip samples from trenching failed to identify significant gold mineralization in this area. The potential for gold mineralization along strike or within parallel zones on the SE claim block is being assessed.

Compilation of data for the NW claim block indicates the area is largely underlain by intermediate to felsic pyroclastic rocks with pervasive carbonate alteration. A relatively strong linear airborne magnetic anomaly occurs for about 600 metres. No surface explanation for the anomaly is available. Geochem and/or ground geophysical surveys are being considered to help outline an area for trenching or drill testing the linear feature. Possible targets include volcanogenic massive copper-zinc sulphide zones, and shear hosted or structure controlled gold mineralization similar to Noront's and Murgor's gold discoveries.

TETAGOUCHE PROPERTY, NEW BRUNSWICK

On May 6, 2005, the Company acquired an option from Merton Stewart (the "Optionor") to earn a 100% interest in the Tetagouche Property, New Brunswick. Consideration is $40,000 ($10,000 paid) and 150,000 common shares (30,000 shares issued at a deemed price of $0.075 per share) over a three year period. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $750,000. The agreement was accepted for filing by the Exchange on June 30, 2005.

Gold and silver mineralization on the Tetagouche Property is associated with silicified zones in shears within a meta-sedimentary/volcanic sequence of sericite and chlorite-sericite schists. Mineralization within silicified zones consists mainly of arsenopyrite with associated silver and gold. Higher grade zones contain patches of sphalerite and galena. Disseminated arsenopyrite can be found in the sericite and chlorite schists adjacent to the silicified zones and increases in concentration closer to the zones.

Silver - gold intercepts (10.33oz Ag/ton, 0.012 oz. Au/ton over 5.9m core length, and 4.27 oz Ag/ton, 0.044 oz. Au/ton over 9.66m ) cored in two previous drill holes in 1989 are open along strike and at depth. Mineralization occurs within silicified felsic tuffs of the Ordovician Tetagouche Group as well as in Devonian gabbro. Pyrite, arsenopyrite, galena and sphalerite are the principal sulfides accompanying mineralization. Subsequent to year end, the Company drilled four diamond drill holes totalling 263 metres. DDH-TS-05-01 intersected
3.1 metres of 621.3 g/t Ag, 0.74g/t Au/t./3.1 metres. DDH-TS-05-04 intersected 174.9g/t Ag, 0.66g/t.Au over a core length of 7.7 metres. Included in this latter intercept was a higher grade zone of 416g/t Ag, 1.16g Au/g/t over 2.3 metres. Hole TS-05-04 tested the down dip extension of a silver-gold zone drilled in 1989 that intersected 353.2/t Ag, 0.42g/t Au over 5.88 metres, including 1.52m of 1062g/t Ag and 0.76g/t Au.

The precious metal mineralization has been explored to shallow depths over a strike length of 120 metres and is open along strike and to depth. Two discrete mineralized zones were intersected in most drill holes. The vein - breccia type mineralization, which also contains lead and zinc, occurs within Ordovician felsic volcanics and tuffs of the Bathurst base metal mining district. The breccia veins are characterized by silica flooding and strong sericite alteration.

Additional exploration including geophysics and diamond drilling is planned for the 2006 field season. This exploration program will also explore other significant untested geochemical and geophysical anomalies on the 67 claim (1072 hectare) property.

MENNIN LAKE PROPERTY, ONTARIO

On July 28, 2005, the Company acquired an option from Ken Fenwick (as to 60%) and George Lucuik (as to 40%) to earn a 100% interest in the Mennin Lake Property, Ontario. The Mennin Lake Property is being acquired for $142,000 ($12,000 paid) and 300,000 common shares (50,000 shares issued at a deemed price of $0.08 per share) payable over four years. The Company must incur an aggregate of $160,000 in exploration expenses on the Property over four years. The property is subject to a 2% net smelter return royalty, half of which may be purchased for $2,000,000. Commencing on the fifth anniversary of the agreement advance royalty payments of $15,000 are payable each year. The agreement was accepted for filing by the Exchange on August 24, 2005.

The Mennin Lake Property consists of 7 mining claims in the Kenora Mining Division, Ontario. The Property is located 53 km south of Dryden, Ontario. Dome Exploration first found molybdenum mineralization in narrow quartz veins within granodiorite while prospecting in 1965. In 1966, Dome's soil survey outlined a 1700m long and 300-800m wide molybdenum anomaly.

Three holes were drilled to test part of the anomaly late in 1966. According to Ontario Geological Survey (OGS) Report #5659, "No single, discrete mineralization zone was intersected by the drilling; it was found instead that the granodiorite is invaded by numerous quartz veins and stringers ranging from a fraction of a centimeter to over 15 cm. wide mineralized with molybdenite flakes, and fine gained films on slip planes and minor chalcopyrite, pyrite and fluorite. All three drill holes revealed similar mineralization patterns and vein distributions." No assays are available, however intersections were considered not economic at the time and no further work was reported.

In 1982, the OGS discovered more molybdenum mineralization in north trending quartz veins approximately 3 km north of the initial Dome Discovery, on the Mennin Lake Property. OGS report #5659 indicates the style of mineralization is the same for both occurrences and "every quartz vein, regardless of width, carries at least some molybdenite".

The primary exploration target for the Mennin Lake property is a large tonnage molybdenum-copper body. Reports suggest there may also be tungsten and/or tin associated with the mineralization.

The Company has completed two grids over mineralized zones identified in historical documents and by prospecting on the property. The next step will include soil geochemical surveys to outline the extent of mineralization followed by Induced Polarization (IP) and magnetometer surveys to outline areas with increased sulphide mineralization for follow-up trenching and drilling.

FRIPP PROPERTY, ONTARIO

On August 22, 2005, the Company acquired an option to purchase a 100% interest in the Fripp Property, Ontario. Under terms of the agreement Amador is to pay $5,000 (paid), issue 100,000 common shares (25,000 shares issued at a deemed price of $0.125 per share) over four years and incur $20,000 in exploration expenditures by December 31, 2005. The exploration deadline was extended until the property can be flown by Geotech's VTEM airborne system in 2006. The property is subject to a 1% net smelter return royalty is payable on the property half of which can be purchased for $500,000. The agreement was accepted for filing by the Exchange on September 30, 2005.

The Fripp Property is adjacent to and on strike with the Fripp massive to semi-massive sulphide copper occurrence (147,000 tons of 1.41% copper). The
Property covers more than 2 kilometers of the northwest extension of the favorable ultramafic sill and flows that host the Fripp copper mineralization. Trenching in 1965 uncovered narrow pyrrhotite veins in a serpentinized ultramafic sill on the Property. Grab samples returned assays as high 1.28% Ni from vein material with samples of disseminated pyrrhotite in the ultramafic near its' contact with diorite returning up to 0.5% nickel. Amador plans to explore this zone and other parts of the Property that have not been thoroughly tested for massive nickel-copper mineralization. The next step will be to fly the property with the VTEM airborne survey to identify potential nickel and copper sulphide mineralization for follow-up by ground soil geochemical surveys, trenching or drilling.

CONNOR CREEK PROPERTY, BRITISH COLUMBIA

On September 20, 2005, the Company acquired an option to earn a 50% undivided interest in the Connor Creek Property, British Columbia (Nelson Mining
Division). Under the terms of the agreement Amador is to issue 400,000 common shares (200,000 shares issued at a deemed price of $0.09 per share on January 11, 2006) over four years and incur $1,000,000 in exploration expenditures over four years. If commercial production is reached, an additional 250,000 shares are payable. The agreement was accepted for filing by the Exchange on December 22, 2005.

The Connor Creek  property  contains a NEW SHEAR  HOSTED GOLD  DISCOVERY in area
with  previously  known  gold   occurrences.   There  are  two  styles  of  gold
mineralization found on the property:

         o GOLD BEARING SEMI-MASSIVE TO MASSIVE SULFIDE VEINS containing pyrrhotite, chalcopyrite, arsenopyrite, sphalerite, and galena. This type of mineralization is similar to the sulfide veins in the Rossland Camp, which produced nearly 3.0 million ounces of gold from 1897 to the 1950's. Three previously known occurrences of this type of mineralization occur on the property.

         o NEW GOLD MINERALIZED SHEAR ZONE containing disseminated to semi massive sulfides. Grab samples from bedrock contained gold values ranging from background to 30,765 ppb gold, greater than 10,000 ppm copper, 10,000 ppm zinc and 1000 ppm silver. The new shear zone has been traced for over 300 meters of strike and previous untested gold anomalies in soils and old pits occurring along the strike of the shear suggest a significant minimum lateral extent of gold mineralization of 1000 meters. The shear is open in both directions and is about 50 meters wide. Sampling to date are grab samples.

         o A SOIL SAMPLING SURVEY WAS CONDUCTED late in the 2005 season over the new gold mineralized shear and one of the historic gold occurrences. A grid measuring 2.0 km by 650 meters was established with wing lines each 50 meters and samples collected on them at every 25 meters. In areas of greater overburden wing lines were spaced at 100 meters. Results of the survey are very positive showing good coincident gold, copper and zinc geochemical anomalies. The primary anomaly trends north south for at least 1.5 km by 500 meters. It trends off of the grid coverage in both directions. Gold values range to a high of 1554.1 ppb, copper to 603.8 ppm and zinc to 1472 ppm from background levels of less than 6 ppb gold, less than 30 ppm copper and less than 110 ppm zinc. A second coincident anomaly sits in the northwest part of the grid and spans discontinuously between 450 and 650 meters by 175 and 300 meters. This anomaly also trends north south and contains highs of 414.5 ppb gold, 326.4 ppm copper and 668 ppm zinc against the same background values. Internal to the overall trend are north northeast and northwest trends. The anomalies seem to reflect structural zones and possibly an intrusive contact.

         o        INITIAL   2006  WORK  PLAN   includes  a   detailed   airborne
                  magnetometer and electromagnetic survey to be flown in late winter followed by detailed mapping and trenching.

                  The mineralized shear represents an exciting new target for the area discovered in a logging road.

The property has the pOTENTIAL TO HOST ROSSLAND (TAG) HIGH GRADE VEIN TYPE DEPOSITS and for MEDIUM TO HIGH GRADE SHEAR TYPE DEPOSITS.

Kootenay is the operator of the project and geologic mapping, gridding, soil geochemistry and preliminary trenching are planned over the shear hosted gold system.

All samples were assayed by Acme Analytical Labs in Vancouver, B.C. using an ICP package with geochem gold. The foregoing geological disclosure has been reviewed and verified by Kootenay's CEO, James McDonald, P.Geo. (A QUALIFIED PERSON FOR THE PURPOSE OF NATIONAL INSTRUMENT 43-101, STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS).

HUNTER GOLD PROPERTY, ONTARIO

On September 19, 2005, the Company acquired an option to earn a 100% undivided interest in the Hunter Gold Property, located in the Catharine Township, Ontario. Under the terms of the agreement Amador is to pay $45,000 over three years, issue 250,000 common shares (75,000 shares issued at a deemed price of $0.095 per share on December 1, 2005) over three years and incur $75,000 in exploration expenditures over three years. There is a 2% net smelter return royalty to the optionor of which half may be purchased for $500,000 and an additional .5% may be purchased for an additional $500,000. There is an underlying royalty on portions of the property ranging from 2 to 4%. The agreement was accepted for filing by the Exchange on November 21, 2005.

The property covers an historical showing that was examined by Goldfields Canadian Mining Limited back in 1993. Goldfields' stripping uncovered two parallel gold bearing structures that have not been fully tested

No exploration work has been done on the property since it was acquired.

CHAPLEAU PROPERTY, ONTARIO

The Company acquired 34,900 acres of prospective kimberlite ground in the Chapleau area of Ontario. The Company will pay for staking or leasing costs to earn a fifty (50%) percent working interest in the property. Recent staking has covered numerous zones with kimberlitic indicator minerals in sediments and till samples, and a series of circular airborne magnetic anomalies on strike with the discovery ground. The Company will further explore these anomalies and their magnetic pipe-like features.

Exploration work in the area by joint venture partner, Golden Chalice Resources, has confirmed the presence of a kimberlite dyke. Historical data from government assessment files refer to a thin section analysis which indicates the discovery dyke is indeed kimberlitic. The Company has sent rock, till and lake sediment samples for further analysis to determine the presence of diamonds in the area, particularly in light of government assessment files which indicate a macro diamond was recovered from the discovery ground.

This acquisition follows a six month in-house compilation programme by Golden Chalice followed by field work to explore for diamonds in Ontario. Compilation of geological, geochemical, geophysical, assessment file and other data held or prepared by the Ministry of Northern Development of Mines, Ontario Geological Survey, Natural Resources Canada and the Geological Survey of Canada led to the discovery.

Subsequent to year end, the Company has increased the number of acres that fall under this arrangement to 47,278.

SELECTED ANNUAL AND QUARTERLY FINANCIAL INFORMATION

                               ANNUAL - OCTOBER 31

                                          2005          2004            2003
                                      -----------    -----------    -----------
Revenues ..........................   $      --      $      --      $      --
Loss  before other items ..........      (440,777)      (539,000)      (365,429)
Loss for the year .................      (339,777)      (527,212)      (524,419)
Net loss per share, basic and
   fully diluted ..................         (0.01)         (0.04)         (0.07)
Total assets ......................     3,733,889      2,516,545           --
Long term financial liabilities ...          --             --             --
Deficit, end of year ..............    (4,271,601)    (3,931,824)          --

Notes:

(a)      The Company has no history of declaring dividends
(b) There were no discontinued operations or extraordinary items in the years under review;
(c)      The Company has no off balance sheet arrangements

A.       RESULTS OF OPERATIONS

FISCAL YEAR ENDED OCTOBER 31, 2003 VS. FISCAL 2002

The Company had no revenue and realized a loss for the year of $(524,419) for the twelve-month period ended October 31, 2003 compared to $(97,825) in the twelve-months ended October 31, 2002. The 2003 loss includes a write-off of mineral properties of $158,990 (BX Property). The main expenses were for management fees of $44,000 (2002 - $30,000) which was paid to companies owned 100% by directors of the Company. This figure includes office rent, secretarial and basic accounting. Other expenses for the twelve-month period include $63,044 (2002 - $30,009) for legal and accounting, $15,866 (2002 - $15,311) for regulatory fees and $6,811 (2002 - $4,966) for transfer agent fees. The large increase in legal and accounting fees was due to preparation of a Form 20-F Registration Statement which necessitated hiring of U.S. legal counsel and a change of auditor. Other categories of interest are: (a) financing fees of $102,500 (2002 - $10,000) for private placements to raise money for property option expense and drilling programs on the KPM property; (b) investor relations of $78,260 (2002 - $Nil) as the Company had materials prepared for display and hand out at various investment forums across North America that directors traveled to and (c) interest on debt of $24,748 (2002 - $5,406) which is related to interest on the then outstanding promissory note and convertible debenture.

FISCAL YEAR ENDED OCTOBER 31, 2004 VS. FISCAL 2003

The Company had no revenue and realized a loss for the year of $(527,212) for the twelve-month period ended October 31, 2004 compared to $(524,419 before taxes) in the twelve-months ended October 31, 2003. The main expenses were for management fees of $27,000 (2003 - $44,000) which was paid to companies owned 100% by directors of the Company. This figure includes office rent, secretarial and basic accounting. Other expenses for the twelve-month period include $79,570 (2003 - $63,044) for legal and accounting, $34,808 (2003 -
$15,866) for regulatory fees and $10,116 (2003 - $6,811) for transfer agent fees. The large increase in legal and accounting fees was due to continued preparation of a Form 20-F Registration Statement which necessitated hiring of U.S. legal counsel and a change of auditor. Other categories of interest are:
(a) investor relations of $132,154 (2003 - $78,260) as the Company had materials prepared for display and hand out at various investment forums across North America that directors traveled to and (b) interest on debt of $49,779 (2003 - $24,748) which is related to interest on the then outstanding promissory note and convertible debenture.

FISCAL YEAR ENDED OCTOBER 31, 2005 VS. FISCAL 2004

The Company had no revenue and realized a loss for the year of $(339,777) for the twelve-month period ended October 31, 2005 compared to $(527,212) in the twelve-months ended October 31, 2004. The 2004 loss includes a recovery of mineral property expenditures of $11,788. The main expenses were for management fees of $137,000 (2004 - $27,000) which was paid to companies owned 100% by directors of the Company. This figure includes office rent, secretarial and basic accounting. Other expenses for the twelve-month period include $49,033 (2004 - $79,570) for legal and accounting, $28,982 (2004 - $34,808) for regulatory fees and $8,587 (2004 - $10,116) for transfer agent fees. Other categories of interest are: (a) investor relations of $17,370 (2004 - $132,154) as the Company had materials prepared for display and hand out at various investment forums across North America that directors travel to and (b) interest on debt of $Nil (2004 - $49,779) which is related to interest on the promissory note and convertible debenture. During the first quarter of fiscal 2005, interest in the amount of $46,029, and principal on the promissory note were settled for 3,046,374 units at a price of $0.13 per unit. Each unit is comprised of one (1) common share and one (1) non-transferable share purchase warrant exercisable on or before December 23, 2006 at a price of $0.13 per share. In addition, during the first quarter of fiscal 2005, the remaining interest of $3,892 and principal on the convertible debenture was settled for 991,480 units at a price of $0.13 per unit. Each unit is comprised of one (1) common share and one (1) non-transferable share purchase warrant exercisable on or before December 23, 2006 at a price of $0.13 per share.

B.       SUMMARY OF QUARTERLY RESULTS

------------------- -------------- --------------- -------------- --------------
FISCAL 2005         FIRST QUARTER  SECOND QUARTER  THIRD QUARTER  FOURTH QUARTER
------------------- -------------- --------------- -------------- --------------
Revenues            Nil            Nil             Nil            Nil
------------------- -------------- --------------- -------------- --------------
Net Income (Loss)   $54,334        ($64,788)       ($127,645)     ($201,678)
------------------- -------------- --------------- -------------- --------------
Net Loss Per Share  $0.00          ($0.00)         ($0.01)        ($0.01)
------------------- -------------- --------------- -------------- --------------

------------------- -------------- --------------- -------------- --------------
FISCAL 2004         FIRST QUARTER  SECOND QUARTER  THIRD QUARTER  FOURTH QUARTER
------------------- -------------- --------------- -------------- --------------
Revenues            Nil            Nil             Nil            Nil
------------------- -------------- --------------- -------------- --------------
Net Loss            ($300,478) (1) ($98,603)       ($85,719)      ($42,412)
------------------- -------------- --------------- -------------- --------------
Net Loss Per Share  ($0.02)        ($0.01)         ($0.01)        ($0.00)
------------------- -------------- --------------- -------------- --------------

------------------- -------------- --------------- -------------- --------------
FISCAL 2003         FIRST QUARTER  SECOND QUARTER  THIRD QUARTER  FOURTH QUARTER
------------------- -------------- --------------- -------------- --------------
Revenues            Nil            Nil             Nil            Nil
------------------- -------------- --------------- -------------- --------------
Net Loss            ($22,974)      ($54,604)       ($152,825)     ($294,016)
------------------- -------------- --------------- -------------- --------------
Net Loss Per Share  ($0.00)        ($0.01)         ($0.02)        ($0.04)
------------------- -------------- --------------- -------------- --------------

(1)      $160,000 stock based compensation

B.       LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations almost exclusively through the sale of its common shares to investors and will be required to continue to do so for the foreseeable future.

FISCAL 2005

At the beginning of the fiscal year, the Company had cash of $23,017. It raised $1,732,500 (of which $167,000 was collected subsequent to the year end - net $1,568,501) through the issuance of share capital. During the year, it acquired sixteen new mineral properties. Acquisition costs amounted to $589,108 and $361,793 was spent on exploration. At the end of the fiscal year, working capital was $152,601. The Company's historical capital needs have been met by equity financing.

In fiscal 2005, the Company closed the following private placements:

         o 500,000 units at $0.40 per unit, each unit comprised of two flow-through common shares, one non-flow-through common share, and three non-transferable warrants, each warrant to purchase one common share at an exercise price of $0.14 per share, exercisable until December 8, 2006.

         o 1,000,000 units at $0.15 per unit, each unit comprised of one flow-through common share and one-half of a non-transferable warrant, each full warrant to purchase one non-flow-through common share at an exercise price of $0.20 per share, exercisable until December 30, 2005. The Company paid an advisory fee of $12,000 and issued 100,000 broker's warrants. Each broker warrant entitles the holder thereof to purchase one common share at a price of $0.15 until December 30, 2005.

         o 1,000,000 units at $0.10 per unit, each unit comprised of one common share and one non-transferable warrant, each warrant to purchase one common share at an exercise price of $0.10 per share, until March 23, 2007.

         o 750,000 units at $0.10 per unit, each unit comprised of one common share and one non-transferable warrant, each warrant to purchase one common share at an exercise price of $0.10 per share, until June 3, 2007.

         o 3,960,000 flow-through units and 8,115,000 non-flow-through units at $0.10 per unit, each unit comprised of one common share and one non-transferable share purchase warrant, each warrant to purchase one non-flow-through common shares at an exercise price of $0.10 per share, until October 7, 2007.

The Company believes it does not have sufficient working capital to meet its obligations for the next 12 months. The Company has a very large portfolio of exploration properties and has entered into several option agreements which provide for significant work expenditures. Additional capital will be required to meet the obligations of the option agreements and to continue work on its other properties and to meet the working capital requirements.

As referred to below, the Company issued 4,730,688 units in settlement of debt, in the amount of $614,989.42, each unit comprising one common share of the Company and one non-transferable share purchase warrant exercisable at $0.13 per share on or before December 23, 2006.

FISCAL 2004

At the beginning of the fiscal year, the Company had cash of $98,463. It raised $1,750,000 through the issuance of share capital. During the year, it acquired three new mineral properties. Acquisition costs for the KPM Property and the new properties were $370,582 and $1,059,238 was spent on exploration on the KPM Property.

In December 2003, the Company closed a private placement consisting of 4,400,000 units, of which 3,100,000 units were flow-through units at a price of $0.35 per unit with a share purchase warrant exercisable into one common share of the Company at a price of $0.35 per share on or before December 22, 2005 and 1,300,000 units were non-flow-through units at a price of $0.30 per unit with a share purchase warrant exercisable into one common share of the Company at a price of $0.30 per share on or before December 22, 2005. The flow-through proceeds ($1,085,000) were used for a 10,000 metre diamond drill program on the Company's KPM Property. The non-flow-through proceeds ($390,000) were used for general corporate purposes. The Company paid cash finder's fees totaling $132,150.

During fiscal 2004, the Company agreed to issue 4,730,688 units in settlement of debt, in the amount of $614,989.42, each unit comprising one common share of the Company and one non-transferable share purchase warrant exercisable at $0.13 per share for a period of two years. The units were treated as allotted in the audited financial statements but were formally issued in December 2004 (subsequent to year end). The warrants are exercisable on or before December 23, 2006.

CRITICAL ACCOUNTING ESTIMATES

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs are capitalized and deferred until such time as the property is put into production, or the property is disposed of either through sale or abandonment. If put into production, the costs of acquisition and exploration will be written off over the life of the property based on estimated economic reserves. Proceeds received from the sale of any interest in a property will be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations.

STOCK BASED COMPENSATION PLAN

Effective November 1, 2003, the Company adopted, on a prospective basis, the recommendations of the Canadian Institute of Chartered Accountants with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments. Under this policy the Company has elected to value stock-based compensation granted at the fair value as determined using the Black-Scholes option valuation model.

CHANGES IN ACCOUNTING POLICY

There were no changes to the Company's accounting policies,

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company has not entered into any specialized financial agreements to minimize its investment risk, currency risk or commodity risk. As of the date hereof, the Company's investment in resource properties has full exposure to commodity risk, both upside and downside. As the gold and silver price moves so to does the underlying value of the Company's gold and silver projects.

OUTLOOK

The Company has a portfolio of properties at the exploration stage of development. Preliminary work is to be completed on the properties and, based on results, work programs will be developed in order to further explore these properties.

The current corporate plan envisions expenditures of approximately $357,500 for property payments for this year. Plans for obtaining the funds include private placements.

The Company's future financial success will be dependent upon the ability to raise additional capital from the issue of treasury shares or the discovery and development of a body of commercial ore. Such discovery and development may take years, if at all, to complete and the amount of resulting income, if any, is impossible to determine. The Company does not expect to receive significant income from any of its properties in the foreseeable future.

Failure to obtain additional financing on a timely basis will cause the Company to forfeit its interest in its properties, dilute its interests in the properties, reduce or terminate its operations and/or re-negotiate the terms of property agreements.

OUTSTANDING SHARE DATA

The authorized capital of the Company consists of an unlimited number of common shares. As at October 31, 2005, there were 39,417,915 common shares issued and outstanding.

As at October 31, 2005, the following stock options and share purchase warrants were outstanding:

                                    OPTIONS:

    ----------------------------------------------------------------------
      NUMBER OF OPTIONS          EXERCISE PRICE            EXPIRY DATE
    ----------------------------------------------------------------------
                255,000              $0.10               October 8, 2007
                 85,000              $0.23 (1)          December 18, 2007
                248,000              $0.25 (1)            March 2, 2008
                 50,000              $0.30 (1)            June 16, 2008
                430,000              $0.56 (1)           January 5, 2009
              1,510,000              $0.10                July 28, 2010
    ----------------------------------------------------------------------
              2,578,000
    ----------------------------------------------------------------------

(1) Effective September 16, 2005, the option price for these options was reduced to $0.20, subject to disinterested shareholder approval (where applicable).

                                    WARRANTS:

    -----------------------------------------------------------------------
       NUMBER OF WARRANTS        EXERCISE PRICE           EXPIRY DATE
    -----------------------------------------------------------------------
                1,300,000            $0.30           December 22, 2005 (1)
    -----------------------------------------------------------------------
                3,100,000            $0.35           December 22, 2005 (1)
    -----------------------------------------------------------------------
                  500,000            $0.20           December 30, 2005 (1)
    -----------------------------------------------------------------------
                  100,000            $0.15           December 30, 2005 (1)
    -----------------------------------------------------------------------
                1,500,000            $0.14              December 8, 2006
    -----------------------------------------------------------------------
                4,730,688            $0.13             December 23, 2006
    -----------------------------------------------------------------------
                1,000,000            $0.10             March 23, 2007 (2)
    -----------------------------------------------------------------------
                  750,000            $0.10                June 3, 2007
    -----------------------------------------------------------------------
               12,075,000            $0.10              October 7, 2007
    -----------------------------------------------------------------------
               25,055,688
    -----------------------------------------------------------------------

(1)      Expired.
(2) Of these warrants, a total of 100,000 were exercised subsequent to year end.

                                   DEBENTURE:

On July 10, 2002, the Company issued a promissory note in the amount of $125,000. On October 16, 2002, the loan was converted into a $125,000 Series "A" convertible debenture (the "Debenture") that may be convertible into common shares of the Company at a price of $0.10 per share, together with a detachable share purchase warrant (the "Warrant"). One Warrant was issued for each $0.10 of principal amount of the Debenture. The right to purchase common shares of the Company on exercise of the Warrant was exercisable at any time until July 23, 2004 at a price of $0.10 per share. Interest was payable semi-annually at a rate of 10% per annum calculated monthly. The lender had the right, on or before July 23, 2004, to convert a portion or all of any unpaid interest accrued to the Debenture into shares of the Company at a conversion rate equal to the market price (as defined by the policies of the TSX Venture Exchange) of the Company's shares at the time of conversion. On July 23, 2004, the Debenture matured and outstanding interest of $26,250 was paid and the

Debenture became a debt of the Company. At July 31, 2004, the Warrant was exercised in its entirety and the shares were issued. During the first quarter of fiscal 2005, the remaining interest of $3,892 and principal was settled for 991,480 units at a price of $0.13 per unit. Each unit is comprised of one (1) common share and one (1) non-transferable share purchase warrant exercisable on or before December 23, 2006 at a price of $0.13 per share.

INVESTOR RELATIONS

Directors and officers of the Company all participate in a limited investor relations program. Management of the Company participated in the PDAC 2005 International Convention in March 2005 and various gold shows in Canada and the United States. The purpose of these shows is to inform potential investors, particularly institutions, and news writers about the prospects for the Company's properties. The Company has no arrangements for external promotional activities.

FORM 20-F REGISTRATION STATEMENT

The Company's SEC registration statement on Form 20-F became effective on August 20, 2004. As a result, the Company is an SEC reporting company and is required to file annual reports on Form 20-F and interim reports on Form 6-K. The Company's registration statement and reports are available on the SEC's web site at http://www.sec.gov/edgar/searchedgar/companysearch.html. Search the Company's filings by name (Amador), Central Index Key (CIK) code (0001266833), or SEC File Number (000-50422).

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company has not entered into any specialized financial agreements to minimize its investment risk, currency risk or commodity risk. As of the date hereof, the Company's investment in resource properties has full exposure to commodity risk, both upside and downside.

The Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities and due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying value, unless otherwise noted.

TRANSACTIONS WITH RELATED PARTIES

During fiscal 2005, the Company recorded management fees of $142,000 (2004 - $27,000) to companies controlled by a director and former director of the Company.

During fiscal 2005, fees for consulting  services in the amount of $47,655 (2004
- $32,164) were paid to Vanwest Administrative Services Ltd., a private company owned as to 100% by Beverly J. Bullock, the Corporate Secretary of the Company, for administrative and regulatory services.

At October 31, 2005 $5,000 (October 31, 2004 - $10,688) was owed to companies controlled by directors or officers of the Company for fees and payments made on the Company's behalf.

SUBSEQUENT EVENTS

On November 18, 2005, the Company granted 1,331,000 options exercisable at $0.10 per share on or before November 17, 2010 and on February 2, 2006, the Company granted 635,000 options exercisable at $0.10 per share on or before February 1, 2010.

On January 18, 2006, the Company closed a private placement consisting of 5,650,000 units (of which 2,300,000 are flow-through units) at a price of $0.10 per unit, for aggregate proceeds of $565,000. Each unit is comprised of one common share and one non-transferable share purchase warrant entitling the holders to purchase one additional common share at a price of $0.10 per share on or before January 17, 2008. The common shares are subject to a hold period expiring on May 19, 2006.

The proceeds from the financing will be used for exploration and property payments of the Company's properties and for general working capital.

APPROVAL

The Board of Directors of the Company has approved the disclosure contained in this MD&A.

ADDITIONAL INFORMATION

Additional information with respect to the Company is also available on SEDAR at www.sedar.com -and also on the Company's website at www.amadorgoldcorp.com.

                                 CORPORATE DATA
                   TSX Venture Exchange (Trading Symbol: AGX)
                     Form 20-F - SEC File Number (000-50422)
                               CUSIP #02264P 10 1
                            (AS AT FEBRUARY 21, 2006)

TRANSFER AGENT                       SHARE STRUCTURE
--------------------------------------------------------------------------------
Pacific Corporate Trust Company      SHARES ISSUED:
10th Floor, 625 Howe Street          45,442,915
Vancouver, British Columbia,         OUTSTANDING WARRANTS:
V6C 3B8                               1,500,000 @ $0.14 (Expiry: December 8/06)
Phone:        604-689-9853            4,730,688 @ $0.13 (Expiry: December 23/06)
Fax:          604-689-8144              900,000 @ $0.10 (Expiry: March 23/07)
                                        750,000 @ $0.10 (Expiry: June 3/07)
                                      2,075,000 @ $0.10 (Expiry: October 7/07)
                                      5,650,000 @ $0.10 (Expiry: January 17/08)
                                     ----------
                                     25,605,688
                                     OUTSTANDING OPTIONS:
                                        255,000 @ $0.10 (Expiry: October 8/07)
                                         85,000 @ $0.20 (Expiry: December 18/07)
                                        248,000 @ $0.20 (Expiry: March 2/08)
                                         50,000 @ $0.20 (Expiry: June 16/08)
                                        430,000 @ $0.20 (Expiry: January 5/09)
                                      1,510,000 @ $0.10 (Expiry: July 28/10)
                                      1,331,000 @ $0.10 (Expiry: November 17/10)
                                        635,000 @ $0.10 (Expiry: February 1/11)
                                     ----------
                                     4,544,000
                                     FULLY DILUTED SHARES:
                                     75,592,603

AUDITORS                                   CORPORATE COUNSEL
--------------------------------------------------------------------------------
Morgan & Company                           U.S.A.:    Stephan, Oringher, Richman
Chartered Accountants                                 Theodora & Miller, P.C.
1488-700 W. Georgia St.                    2029 Century Park East, Sixth Floor
Vancouver, British Columbia, V7Y 1A1       Los Angeles, California, 90067-2907
Phone:        604-687-5841                 Phone:     310-557-2009
Fax:          604-687-0075                 Fax:       310-551-0283

FINANCIAL YEAR END
--------------------------------------------------------------------------------
October 31

FORM 20-F REGISTRATION STATEMENT
--------------------------------------------------------------------------------
Central Index Key (CIK) code (0001266833), or SEC File Number (000-50422)

DIRECTORS, OFFICERS AND MANAGEMENT
--------------------------------------------------------------------------------
Richard W. Hughes (President, CEO & Director)   Phone:  604-685-2222
Alan D. Campbell (CFO & Director)               Fax:    604-685-3764
Lynn W. Evoy (Director)
John Keating (V.P., Exploration & Director)     Website: www.amadorgoldcorp.com
James M. McDonald, P. Geo. (V.P., Exploration   E-mail:  info@amadorgoldcorp.com
   & Director)
Joseph Montgomery, Ph.D., P.Eng.(Director)
Trygve Hoy, Ph.D., P.Eng. (Geological
   Consultant)
Kevin Leonard (Project Geologist)

HEAD OFFICE
--------------------------------------------------------------------------------
711-675 West Hastings Street
Vancouver, British Columbia, V6B 1N2
Phone:  604-685-2222
Fax:    604-685-3764

                                AMADOR GOLD CORP.

                              FINANCIAL STATEMENTS

                         (EXPRESSED IN CANADIAN DOLLARS)


                       FOR SIX MONTHS ENDED APRIL 30, 2006
                        UNAUDITED-PREPARED BY MANAGEMENT




     THE FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIOD ENDED APRIL 30, 2006
                HAVE NOT BEEN REVIEWED BY THE COMPANY'S AUDITORS

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

BALANCE SHEETS                                       (Unaudited)
--------------------------------------------------------------------------------
                                                      APRIL 30,     October 31,
                                                        2006           2005
--------------------------------------------------------------------------------

ASSETS

CURRENT
    Cash and cash equivalents ..................    $ 1,202,532     $   189,341
    Goods and services tax recoverable .........         42,762          16,038
    Prepaid expenses ...........................          8,322             483
                                                    -----------     -----------

                                                      1,253,616         205,862

MINERAL PROPERTIES (note 3) ....................      4,067,526       3,526,941

EQUIPMENT ......................................            923           1,086
                                                    -----------     -----------

                                                    $ 5,322,065     $ 3,733,889
                                                    ===========     ===========
LIABILITIES

CURRENT
    Accounts payable and accrued liabilities ...    $    24,134     $    48,981
    Due to related parties (note 5) ............        159,171           4,280
                                                    -----------     -----------

                                                        183,305          53,261
                                                    -----------     -----------
SHAREHOLDERS' EQUITY

SHARE CAPITAL (note 4) .........................      8,250,590       7,866,229

CONTRIBUTED SURPLUS ............................        409,000         253,000

SHARE SUBSCRIPTIONS ............................      1,114,100        (167,000)

DEFICIT ........................................     (4,634,930)     (4,271,601)
                                                    -----------     -----------

                                                      5,138,760       3,680,628
                                                    -----------     -----------

                                                    $ 5,322,065     $ 3,733,889
                                                    ===========     ===========


Going concern (note 1)
Commitments (note 6)

APPROVED BY THE DIRECTORS:


  /S/ ALAN D. CAMPBELL     Director      /S/ LYNN W. EVOY          Director
------------------------                 -----------------------


                           - See Accompanying Notes -

-------------------------------------------------------------------------------------------------------------------
AMADOR GOLD CORP.

STATEMENTS OF OPERATIONS AND DEFICIT (Unaudited)
--------------------------------------------------------------------------------------------------------------------
FOR THE                                                       SIX MONTHS ENDED               THREE MONTHS ENDED
                                                                  APRIL 30,                      APRIL 30,
--------------------------------------------------------------------------------------------------------------------
                                                            2006            2005            2006            2005
                                                        ------------    ------------    ------------    ------------
ADMINISTRATIVE EXPENSES
    Bank charges ....................................   $        221    $        274    $        429    $        884
    Consulting fees (note 5a) .......................         26,189          13,107          51,712          23,655
    Amortization ....................................             81             117             163             233
    Investor relations and promotion ................         15,880          19,617          11,963
                                                                                                                 881
    Legal and accounting ............................         47,352          24,588          48,540          35,668
    Management fees (note 5a) .......................         45,000           6,000          90,000          12,000
    Office administration and miscellaneous (note 5a)        108,457           3,760         185,649           7,527
    Regulatory fees .................................         22,272          12,844          29,350          15,077
    Transfer agent fees .............................          4,331           3,503           5,601           5,004
    Stock based compensation (note 4g) ..............         76,000            --           156,000            --
    Less: interest earned ...........................            (23)           (286)            (43)           (557)
                                                        ------------    ------------    ------------    ------------
LOSS BEFORE INCOME TAX ..............................       (345,760)        (64,788)       (587,018)       (111,454)
                                                        ------------    ------------    ------------    ------------

FUTURE INCOME TAX BENEFIT RECOGNIZED ON
   ISSUANCE OF FT SHARES ............................        223,689            --           101,000
                                                                                                             223,689

NET LOSS FOR THE PERIOD .............................       (122,071)       (363,329)        (10,454)
                                                                                                             (64,788)

DEFICIT, BEGINNING OF PERIOD ........................     (4,512,859)     (3,877,490)     (4,271,601)     (3,931,824)
DEFICIT, END OF PERIOD ..............................   $ (4,634,930)   $ (3,942,278)   $ (4,634,930)   $ (3,942,278)
                                                        ============    ============    ============    ============

LOSS PER SHARE - BASIC AND FULLY DILUTED ............   $      (0.01)   $      (0.00)          (0.01)   $      (0.00)
                                                        ============    ============    ============    ============

WEIGHTED AVERAGE NUMBER OF SHARES ...................     46,536,454      24,949,881      42,918,191      24,386,313
                                                        ============    ============    ============    ============


                           - See Accompanying Notes -

---------------------------------------------------------------------------------------------------------------
AMADOR GOLD CORP.
STATEMENTS OF CASH FLOWS (Unaudited)
---------------------------------------------------------------------------------------------------------------
FOR THE                                                    THREE MONTHS ENDED            SIX MONTHS ENDED
                                                               APRIL 30,                      APRIL 30,
                                                       --------------------------    --------------------------
                                                           2006           2005           2006           2005
                                                       -----------    -----------    -----------    -----------
CASH PROVIDED BY (USED FOR)

OPERATING ACTIVITIES
    Loss for the period ............................   $  (122,071)   $   (64,788)   $  (363,329)   $  (111,454)

    Add items not affecting cash:
       Amortization ................................            81            117            163            233
       Future income tax benefit recognized on
          issuance of Flow Through shares ..........      (223,689)          --         (223,689)          --
       Stock based compensation ....................        76,000           --          156,000           --

    Change in non-cash working capital items:
       Tax credits recoverable .....................          --             --             --           12,909
       Goods and services tax recoverable ..........       (10,364)        (4,985)       (26,724)        (4,617)
       Prepaid expenses ............................        11,662          1,710         (7,839)         3,667
       Accounts payable and accrued liabilities ....       177,216         (5,100)       130,044          6,052
                                                       -----------    -----------    -----------    -----------
                                                           (91,165)       (73,046)      (335,374)       (93,210)
                                                       -----------    -----------    -----------    -----------

FINANCING ACTIVITIES
   Advances from related parties ...................          --           (4,673)          --           (4,537)
   Issuance of share capital .......................          --           95,000           --          450,000
   Subscriptions received ..........................     1,159,100         25,000      1,856,100         25,000
                                                       -----------    -----------    -----------    -----------
   Share issuance costs, cash ......................          --           (9,625)       (25,200)       (49,625)
                                                       -----------    -----------    -----------    -----------
                                                         1,159,100        105,702      1,830,900        420,838
                                                       -----------    -----------    -----------    -----------

INVESTING ACTIVITIES
   Acquisition of mineral properties ...............      (266,762)       (33,537)      (300,289)       (94,907)
   Deferred exploration expenditures ...............      (157,733)       (71,025)      (182,046)      (160,794)
                                                       -----------    -----------    -----------    -----------
                                                          (424,495)      (104,562)      (482,335)      (255,701)
                                                       -----------    -----------    -----------    -----------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS       643,440        (71,906)     1,013,191         71,927

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD .....       559,092        166,850        189,341         23,017
                                                       -----------    -----------    -----------    -----------

CASH AND CASH EQUIVALENTS, END OF PERIOD ...........   $ 1,202,532    $    94,944    $ 1,202,532    $    94,944
                                                       ===========    ===========    ===========    ===========

SUPPLEMENTAL CASH FLOW INFORMATION
     Interest received .............................   $        23    $      --      $        43    $      --
                                                       ===========    ===========    ===========    ===========


SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES (note 8)
--------------------------------------------------------------------------------

                           - See Accompanying Notes -

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

APRIL 30, 2006
--------------------------------------------------------------------------------


1.       NATURE OF OPERATIONS AND GOING CONCERN

         The company is a public company classified in the natural resource industry, and trades on the TSX Venture Exchange. At April 30, 2006 the company has interests in properties in the Provinces of Ontario, Quebec, New Brunswick and British Columbia, Canada.

         These financial statements have been prepared in accordance with generally accepted accounting principles on a going concern basis, which presume the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The company's ability to continue as a going concern is dependent upon achieving profitable operations and upon obtaining additional financing. While the company is expending its best efforts in this regard, the outcome of these matters cannot be predicted at this time. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the company be unable to continue in business.

         During this period, the company incurred a loss of $587,018 before income taxes and has an accumulated deficit of $4,634,930. The operations of the company have primarily been funded by the issuance of common shares. Continued operations of the company are dependent on the company's ability to complete equity financing or generate profitable operations in the future. Management's plan in this regard is to secure additional funds through future equity financings, which may not be available or may not be available on reasonable terms.

2.       SIGNIFICANT ACCOUNTING POLICIES

         The following is a summary of significant accounting policies used in the preparation of these financial statements:

         a)       BASIS OF ACCOUNTING

                  The statements have been prepared in accordance with Canadian generally accepted accounting principles as prescribed by The Canadian Institute of Chartered Accountants (CICA).

         b)       CASH AND CASH EQUIVALENTS

                  For purposes of reporting cash flows, the company considers cash and short-term investments to include amounts held in banks and highly liquid investments with remaining maturities at point of purchase of 90 days or less. The company places its cash and cash investments with institutions of high-credit worthiness.

         c)       MINERAL PROPERTIES

                  Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. If put into production, the deferred costs will be amortized over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations.

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AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

APRIL 30, 2006
--------------------------------------------------------------------------------


2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         c)       MINERAL PROPERTIES (continued)

                  Recorded costs of mineral properties and deferred exploration and development expenditure are not intended to reflect present or future values of resource properties.

                  Although the company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the company's title. Property may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

         d)       EQUIPMENT AND AMORTIZATION

                  Equipment is recorded at cost. Amortization of computer equipment is provided at a rate of 30% per annum on the declining balance method.

         e)       ENVIRONMENTAL EXPENDITURES

                  The operations of the company may in the future be affected from time to time in varying degree by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the company vary greatly and are not predictable. The company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

                  Environmental    expenditures    that    relate   to   ongoing
                  environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

         f)       REPORTING CURRENCY AND FOREIGN CURRENCY TRANSLATION

                  The financial statements have been presented in Canadian dollars as the company's principal operations and cash flow are influenced primarily by the Canadian currency. Monetary assets and liabilities are translated at year-end exchange rates; other assets and liabilities have been translated at the rates prevailing at the date of transaction. Revenue and expense items, except for amortization, are translated at the average rate of exchange for the year. Amortization is converted using rates prevailing at dates of acquisition. There were no foreign currency transactions and translation adjustments in the period ended January 31, 2006 and 2005.

         g)       SHARE CAPITAL

                  i) The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the company.

                  ii) Commissions paid to underwriters, on the issue of the company's shares are charged directly to share capital. Other share issue costs, such as legal, auditing, and printing, are charged to deficit.

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AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

APRIL 30, 2006
--------------------------------------------------------------------------------


2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         h)       STOCK BASED COMPENSATION PLAN

                  Effective November 1, 2003, the company adopted, on a prospective basis, the recommendations of the CICA with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments. Under this policy the company values all stock-based compensation granted at the fair value as determined using the Black-Scholes option valuation model.

         i)       FLOW THROUGH SHARES

                  Resource  expenditure   deductions  for  income  tax  purposes
                  related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with Canadian income tax legislation. In 2004, the company adopted on a prospective basis for flow-through share transactions initiated after March 19, 2004, CICA EIC-146 "Flow-through Shares", which requires a reduction in share capital and the recognition of the related future income tax liability, on the date the expenditures are renounced. The future tax liability is concurrently extinguished on the transfer of the resource expenditure income tax deductions to the flow-through shareholders and the company recognizes the corresponding future income tax benefit in the statement of operations for the year then ended.

                  The future income tax benefits from the issue of flow-through shares are reported as a direct reduction in the deficits for the years then ended.

         j)       INCOME TAXES

                  Income taxes are accounted for using the future income tax method. Under this method income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are likely to be realized. Future income taxes assets and liabilities are measured using tax rates expected to apply in the years in which the temporary differences are recovered or settled.

         k)       LOSS PER SHARE

                  Basic earnings per share are computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method. The assumed conversion of outstanding common share options and warrants has an anti-dilutive impact.

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AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

APRIL 30, 2006
--------------------------------------------------------------------------------


2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         l)       NON-MONETARY CONSIDERATION

                  In situations where share capital is issued, or received, as non-monetary consideration and the fair value of the asset received, or given up is not readily determinable, the fair market value (as defined) of the shares is used to record the transaction. The fair market value of the shares issued, or received, is based on the trading price of those shares on the appropriate Exchange on the date of the agreement to issue shares as determined by the Board of Directors.

         m)       FINANCIAL INSTRUMENTS

                  The company's financial instruments consist of cash and cash equivalents, goods and services tax recoverable, prepaid expenses, accounts payable, accrued liabilities and amount due to related party. Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

         n)       ESTIMATES

                  The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those reported.

         o)       ASSET RETIREMENT OBLIGATIONS

                  Effective November 1, 2003, the company retroactively adopted the recommendations in CICA Handbook Section 3110 - "Asset Retirement Obligations". Under Section 3110, legal obligations associated with the retirement of tangible long-lived assets are recorded as liabilities. The liabilities are calculated using the net present value of the cash flows required to settle the obligation. A corresponding amount is capitalized to the related asset. Asset retirement costs are amortized to earnings in a manner consistent with the depreciation or depletion of the underlying asset. The liabilities are subject to accretion over time for increases in the fair value of asset retirement obligations. Management estimates may be subject to material adjustment as a result of changes in regulations, or changes in the means and extent environmental remediation. Accretions and changes in estimates are accounted for prospectively in the statement of operations commencing in the period revisions are made.

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AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

APRIL 30, 2006
--------------------------------------------------------------------------------


2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         p)       IMPAIRMENT OF LONG-LIVED ASSETS

                  Effective November 1, 2003, the company prospectively adopted the recommendations in CICA Handbook Section 3063 - "Impairment of Long-Lived Assets". Section 3063 requires that the company review for impairment of long-lived assets, including mineral properties and related deferred costs, development costs, and capital assets, to be held and used, annually, and whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If such conditions exist, assets are considered impaired if the sum of the undiscounted expected future cash flows expected to result from the use and eventual disposition of an asset is less than its carrying amount. An impairment loss is measured at the amount by which the carrying amount of the asset exceeds its fair value. When quoted market value prices are not available, the company uses the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset as an estimate of fair value. Prior to November 1, 2003, the amount of the impairment loss was determined as the difference between the carrying value and undiscounted cash flow from use.

         q)       COMPARATIVE AMOUNTS

                  Certain accounts in the prior financial statements have been reclassified for comparative purposes to conform to the presentation in the current financial statements.

3.       MINERAL PROPERTIES

         a)       KENORA PROPERTY GROUP, ONTARIO

                  i)       KENORA

                           During fiscal 2003 the company entered into a letter of intent for the assignment of an option agreement to acquire a 100% interest in 39 patented claims and 2 mineral claims 60 kilometres west of Kenora, Ontario. The agreement was amended in August 2004. Consideration, as amended, consists of $35,000 to the assignor (paid), $225,000 before February 14, 2003
                           (paid),  $250,000 on August 27, 2003 (paid), $250,000
                           on each of August 27, 2004 (paid), and 2005 (paid), $500,000 on each of August 27, 2006, 2007, 2008, and
                           2009. As consideration for the amendment the company has agreed to pay each of the two optionors 2.5% of the proceeds of any financings completed by the company between August 27, 2006 and the final payment. All outstanding amounts are due and payable within 90 days of commercial production. In addition, there is a royalty payable of between 1% and 2%. An additional amount of $50,000 due on December 31, 2004 was paid.

                           A finders fee is payable with respect to acquisition and exploration expenditures under the option agreement as follows; 7.5% of the first $300,000 consideration ($22,500 paid), 5% on the next $700,000 ($35,000 paid), 2.5% on the next $4,000,000 ($46,282 paid or accrued to date) and 1% on any additional payments up to a maximum of $300,000.

                           To date, the company has staked an additional 11 mineral claims (6 claims and 5 claims in fiscal 2003 and 2004 respectively) adjacent to the Kenora Property.

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AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

APRIL 30, 2006
--------------------------------------------------------------------------------


3.       MINERAL PROPERTIES (continued)

         a)       KENORA PROPERTY GROUP, ONTARIO (continued)

                  ii)      GLASS CLAIMS

                           During fiscal 2004 the company was granted an option to earn a 100% interest in the Glass Claims covering 840 acres in Ontario. Consideration is the issuance of 100,000 common shares (50,000 issued at a deemed price of $0.20 per share) and $93,000 cash ($18,000 paid) over a 4-year period. In addition the property is subject to a 1 1/4% net smelter royalty in favour of the optionor, of which the company may purchase 1/2% of the royalty for $500,000.

         b)       RED LAKE PROPERTY GROUP, ONTARIO

                  i)       TODD TOWNSHIP PROPERTY

                           During fiscal 2004 the company was granted an option to earn a 100% interest in the Todd Township Property, 5 claim units, 200 acres, in the Red Lake Mining Division, Ontario. Consideration is the issuance of 100,000 common shares (50,000 issued at a deemed price of $0.20 per share) and $69,000 cash ($9,000 paid) over a 4 year period. In addition the property is subject to a 2% net smelter royalty in favour of the optionor, of which the company may purchase 1% of the royalty for $600,000.

                  ii)      MASKOOTCH LAKE PROPERTY

                           During fiscal 2004 the company was granted an option to earn a 100% interest in the Maskootch Lake Property, 32 claim units, 1280 acres, in the Red Lake Mining Division, Ontario. Consideration is the issuance of 100,000 common shares (50,000 issued at a deemed price of $0.20 per share) and $88,000 cash ($13,000 paid) over a 4 year period. In addition the property is subject to a 2% net smelter royalty in favour of the optionor, of which the company may purchase 1% of the royalty for $1,000,000.

         c)       SILVERSTRIKE GROUP, ONTARIO

                  i)       SILVER STRIKE PROPERTY

                           Option agreement to acquire a 100% interest in the Kell Mine Property, Ontario. Consideration is $50,000 ($10,000 paid), 150,000 common shares (30,000 issued at deemed price of $0.085 per share) and $80,000 in exploration expenses over 4 years. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000.

                  ii)      SILVER CLAIM PROPERTY

                           Option agreement to acquire a 100% interest in the Silver Claim Property, Ontario. Consideration is $150,000 cash ($15,000 paid), 200,000 common shares
                           (50,000 issued at a deemed price of $0.085 per share) and $200,000 in exploration expenses over 4 years. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000.

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AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

APRIL 30, 2006
--------------------------------------------------------------------------------


3.       MINERAL PROPERTIES (continued)

         c)       SILVERSTRIKE GROUP, ONTARIO (continued)

                  iii)     CAPITOL SILVER PROPERTY

                           Option agreement to acquire a 100% interest in the Capitol Silver Mine property, located approximately 4 km northeast of Gowganda, Ontario. Consideration is $35,000 cash ($5,000 paid) and 350,000 shares (50,000 issued at a deemed price of $0.075 per share) payable over three years. The company must incur an aggregate of $120,000 in exploration expenses on the property over three years. There is a 2% net smelter return of which half may be purchased for $1,000,000.

         d)       DONOVAN BASIN GROUP, ONTARIO

                  i)       THOMPSON PROPERTY

                           Option agreement to acquire a 100% interest in the Thompson Property, Ontario. Consideration is $30,000 ($5,000 paid), 150,000 common shares (30,000 issued at a deemed price of $0.085 per share) and $60,000 in exploration expenditures over 4 years. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000.

                  ii)      KELL MINE PROPERTY

                           Option agreement to acquire a 100% interest in the Kell Mine Property, Ontario. Consideration is $30,000 ($5,000 paid), 150,000 common shares (30,000 issued at a deemed price of $0.085 per share) and $60,000 in exploration expenses over 4 years. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000.

                  iii)     HUDSON BAY PROPERTY

                           Option agreement to acquire a 100% interest in the Hudson Bay Silver Mine Property, Ontario. Consideration is $35,000 cash ($5,000 paid), 300,000 common shares (50,000 issued at a deemed price of $0.09 per share) and $60,000 in exploration expenses over 3 years. The property is subject to a 2% net smelter return royalty, half of which can be purchased for $1,000,000.

         e)       AJAX GROUP, ONTARIO

                  i)       AJAX PROPERTY

                           Purchase and sale agreement to acquire a 100% interest in the Ajax Property, Ontario. Consideration is $80,000 cash (paid) and 300,000 common shares (300,000 issued at a deemed price of $0.085 per share). The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000.

                  ii)      BANTING CHAMBERS PROPERTY

                           Option agreement to acquire a 100% interest in the Banting Chambers Property, Ontario. Consideration is $22,500 cash ($5,000 paid), 150,000 shares (50,000 issued at a deemed price of $0.09 per share) over two years and $110,000 in exploration expenditures over three years. A 2% royalty is payable on the property half of which can be purchased for $500,000.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

APRIL 30, 2006
--------------------------------------------------------------------------------


3.       MINERAL PROPERTIES (continued)

         e)       AJAX GROUP, ONTARIO (continued)

                  iii)     STRATHY PROPERTY

                           During fiscal 2005, the company acquired a 100% interest in 3 claims in the Strathy Township property located in Ontario. Consideration was $20,000 cash
                           (paid). The property is subject to a 1% net smelter return royalty, which may be purchased for $250,000 at any time.

         f)       MAGNUM PROPERTY, QUEBEC

                  Assignment agreement to acquire a 100% interest in the Magnum Property, Quebec. Consideration is $50,000 ($50,000 paid) and 300,000 common shares (300,000 issued at a deemed price of $0.08 per share). The underlying agreement requires exploration expenditures of $25,000 by June 12, 2005 ($25,000 paid) and an additional  $225,000 by October 25, 2007 ($15,292 paid). The property is subject to a 2% net smelter return royalty, half of which can be purchased for $1,000,000.

         g)       TETAGOUCHE PROPERTY, NEW BRUNSWICK

                  Option agreement to acquire a 100% interest in the Tetagouche Property, New Brunswick. Consideration is $40,000 cash ($10,000 paid) and 150,000 common shares (30,000 issued at a deemed price of $0.075 per share) over 3 years. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $750,000.

         h)       MENNIN LAKE PROPERTY, ONTARIO

                  Option agreement to acquire a 100% interest in the Mennin Lake Property, Ontario. Consideration is $142,000 ($12,000 paid) 300,000 common shares (50,000 issued at a deemed price of $0.08 per share) and $160,000 in exploration expenses over 4 years. The property is subject to a 2% net smelter return royalty, half of which may be purchased for $2,000,000. Commencing on the fifth anniversary of the agreement advanced royalty payments of $15,000 are payable each year.

         i)       FRIPP PROPERTY, ONTARIO

                  Option agreement to acquire a 100% interest in the Fripp Property, Ontario. Consideration is being acquired for $5,000 cash (paid), 100,000 common shares (25,000 issued at a deemed price of $0.125 per share) payable over four years and $20,000 in exploration by December 31, 2005. There is a 1% net smelter return of which half may be purchased for $500,000.

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AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

APRIL 30, 2006
--------------------------------------------------------------------------------


3.       MINERAL PROPERTIES (continued)

         j)       CONNOR CREEK PROPERTY, BRITISH COLUMBIA

                  Option agreement to acquire a 50% interest in the Connor Creek Property, located in Nelson Mining Division, British Columbia. Consideration is 400,000 common shares (200,000 issued at a deemed price of $0.09 per share) and exploration expenditures of $1,000,000 over a 4 year period. If commercial production is reached an additional 250,000 shares are due to the vendor. During the current year $12,500 was paid to the optionor in respect of trenching costs previously incurred.

         k)       HUNTER GOLD PROPERTY, ONTARIO

                  Option agreement to acquire a 100% interest in the Hunter Gold Property, located in Catharine Township, Ontario. Consideration for the property consists of $45,000 cash over three years, 250,000 common shares (75,000 issued at a deemed price of $0.095 per share) and a work commitment of $75,000 over a 3 year period. There is a 2% net smelter return payable to the optionor of which half may be purchased for $500,000 and an additional 0.5% may be purchased for an additional $500,000. There is an underlying royalty on portions of the property ranging from 2 to 4%.

         l)       CHAPLEAU PROPERTY, ONTARIO

                  Acquisition agreement with a company related by common directorship to acquire a fifty (50%) percent working interest in 34,900 acres of prospective kimberlite ground in the Chapleau area of Ontario. The Company agreed to pay for staking or leasing costs estimated to be approximately $150,000 plus 15% for administration. Upon payment of the acquisition cost a joint venture agreement will be formed to perform further exploration work on a prorate basis.

         m)       WILLET PROPERTY, ONTARIO

                  Option  agreement  to  acquire a 100%  interest  in the Willet
                  Property, located in Willet Township, Ontario. Consideration is $30,000 cash over three years ($5,000 paid), 200,000 common shares (50,000 issued at a deemed price of $0.12) and a work commitment of $75,000 over a three year period. There is a 2% net smelter return payable of which half may be purchased for $1,000,000.

         n)       SAVARD & SHARPE PROPERTY, ONTARIO

                  Option agreement to acquire a 100% interest in the Savard & Sharpe Property, located in Savard & Sharpe Township, Ontario. Consideration is $175,000 cash over three years ($20,000 paid). There is a 2% net smelter return payable.

         o)       HORWOOD GROUP, ONTARIO

                  i)       HORWOOD GOLD PROPERTY

                  Option agreement to acquire a 100% interest in the Horwood Gold Property, located in Horwood Township, Ontario. Consideration is $50,000 cash over two years ($15,000 paid) and 300,000 common shares (100,000 issued at a deemed price of $0.155) over a two-year period. There is a 3% net smelter return payable.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

APRIL 30, 2006
--------------------------------------------------------------------------------


3.       MINERAL PROPERTIES (continued)

         o)       HORWOOD GROUP, ONTARIO (continued)

                  ii)      HORWOOD GOLD 2 PROPERTY

                           Option agreement to acquire a 100% interest in the Horwood Gold 2 Property, located in Horwood Township, Ontario. Consideration is $6,000 (paid). There is a 2% net smelter return payable at which hold may be purchased for $500,000.

                  iii)     LABBE PROPERTY

                           Option agreement to acquire a 100% interest in the Labbe Property, located in Horwood Township, Ontario. Consideration is $30,000 cash over two years ($5,000 paid) and 200,000 common shares (50,000 issued at a deemed price of $0.155) over a two-year period. There is a 3% net smelter return payable.

                  iv)      ROSS WINDSOR PROPERTY

                           Option agreement (January 4, 2006) to acquire a 100% interest in the Ross Windsor Property, located in Horwood Township, Ontario. Consideration is $35,000 cash over three years ($5,000 paid) and 175,000 common shares (25,000 issued at a deemed price of $0.155) over a three-year period. There is a 3% net smelter return payable.

         p)       EAST BRECCIA PROPERTY, ONTARIO

                  Option agreement to acquire a 100% interest in the East Breccia Property, located approximately 65 km north of Saulte Ste. Marie in Nicolet Township, Ontario. Consideration is $142,000 cash, 300,000 shares payable over four years, and a work commitment of $160,000 over four years. There is a 2% net smelter return payable.

         q)       GOULD COPPER MINE PROPERTY, ONTARIO

                  Option agreement to acquire a 100% interest in the Gould Copper Mine Property, located in the Gould Township, Ontario. Consideration for the Property consists of $50,000 payable over four years, 140,000 shares payable over four years, and a work commitment of $100,000 over four years.

4.       SHARE CAPITAL

         a)       AUTHORIZED

                  Authorized share capital comprises an unlimited number of common shares without par value (2005 - 100,000,000). The shareholders of the Company passed a special resolution on May 11, 2005 to change the authorized share structure from 100,000,000 common shares without par value to an unlimited number of common shares without par value pursuant to the new British Columbia Business Corporations Act.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

APRIL 30, 2006
--------------------------------------------------------------------------------


         b)       ISSUED AND ALLOTTED

                                                   NUMBER OF           SHARE
                                                    SHARES             AMOUNT
                                                  -----------       -----------
Balance, October 31, 2004 .................        21,997,915       $ 6,203,328

Issued for
   Property acquisitions ..................         1,095,000           103,525
Issued for cash
   Private placements .....................        16,325,000         1,732,500
Share issuance costs, cash ................              --             (72,124)
Income tax benefits renounced on
   flow-through shares ....................              --            (101,000)

BALANCE, OCTOBER 31, 2005 .................        39,417,915       $ 7,866,229

Issued for
   Property acquisitions ..................           500,000            58,250
Issued for cash
   Private placements .....................         5,650,000           565,000
   Exercise of warrants ...................           100,000            10,000
Share issuance costs, cash ................              --             (25,200)
Tax .......................................              --            (223,689)
                                                  -----------       -----------

BALANCE, APRIL 30, 2006 ...................        45,667,915       $ 8,250,590
                                                  ===========       ===========


         c)       PRIVATE PLACEMENTS

                  i) During fiscal 2005 the company issued 500,000 units for cash of $0.40 per unit, each unit comprised of two flow-through common shares, one non-flow-through common share, and three non-transferable warrants, each warrant to purchase one common share at an exercise price of $0.14 per share, exercisable until December 8, 2006.

                  ii) During fiscal 2005 the company issued 1,000,000 units for cash of $0.15 per unit, each unit comprised of one flow-through common share and one-half of a non-transferable warrant, each full warrant to purchase one non-flow-through common share at an exercise price of $0.20 per share, exercisable for a period of 12 months. The company paid an advisory fee of $12,000 and issued 100,000 warrants. Each broker warrant entitles the holder thereof to purchase one common share at a price of $0.15 until December 30, 2005. The fair value of the broker warrants has been estimated using the Black-Scholes pricing option model. The assumptions used for the valuation of the respective warrants were: Dividend yield 0%, expected volatility 72%, a risk-free interest rate of 3.06% and an expected life of one year. The value assigned to the 100,000 broker warrants was $3,000.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

APRIL 30, 2006
--------------------------------------------------------------------------------


4.       SHARE CAPITAL (continued)

         c)       PRIVATE PLACEMENTS (continued)

                  iii) During fiscal 2005 the company issued 1,000,000 units for cash of $0.10 per unit, each unit comprised of one common share and one non-transferable warrant, each warrant to purchase one common share at an exercise price of $0.10 per share, until March 23, 2007. The company paid a finders fee of $8,550, and other share issue costs of $1,075.

                  iv) During fiscal 2005 the company issued 750,000 units for cash of $0.10 per unit, each unit comprised of one common share and one non-transferable warrant, each warrant to purchase one common share at an exercise price of $0.10 per share, until June 3, 2007.

                  v) During fiscal 2005 the company issued 3,960,000 flow-through units and 8,115,000 non-flow-through units for cash of $0.10 per unit, each unit comprised of one common share and one non-transferable share purchase warrant, each warrant to purchase one non-flow-through common shares at an exercise price of $0.10 per share, until October 7, 2007. Subscriptions receivable of $7,500 were received in February 2006.

                  vi) On January 18, 2006, the company closed a private placement consisting of 5,650,000 units (of which 2,500,000 are flow-through units and 3,150,000 non-flow-through units) and issued 5,650,000 for cash of $0.10 per unit, each unit comprised of one common share and one non-transferable share purchase warrant, each warrant to purchase one common share at an exercise price of $0.10 per share, until January 17, 2008.

         d)       OPTIONS OUTSTANDING

                                                        Number of      Exercise
                                                          options       price
                                                        ----------    ----------


Outstanding and exercisable at October 31, 2004 .....    1,285,000
   Options expired ..................................     (217,000)    0.10-0.25
   Options granted ..................................    1,510,000          0.10
                                                        ----------    ----------

Outstanding and exercisable at October 31, 2005 .....    2,578,000
   Options granted ..................................    1,331,000          0.10
   Options granted ..................................      635,000          0.20
                                                        ----------    ----------

OUTSTANDING AT APRIL 30, 2006 .......................    4,544,000
                                                        ==========


                  As at April 30, 2006 there were  4,544,000  (2005 - 1,285,000)
                  options outstanding as follows:

               Expiry date                Exercise price   Number of options
         -----------------  ----------------------------  ------------------

           October 8, 2007                         $0.10            255,000
         December 18, 2007  (re-priced from $0.23) $0.20             85,000
             March 2, 2008  (re-priced from $0.25) $0.20            248,000
             June 16, 2008  (re-priced from $0.30) $0.20             50,000
           January 5, 2009  (re-priced from $0.56) $0.20            430,000
             July 28, 2010                         $0.10          1,510,000
         November 17, 2010                         $0.10          1,331,000
          February 2, 2011                         $0.20            635,000

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

APRIL 30, 2006
--------------------------------------------------------------------------------


4.       SHARE CAPITAL (continued)

         e)       WARRANTS OUTSTANDING

                  As at April 30, 2006 there were 25,605,688 (2005 - 15,391,403)
                  warrants outstanding as follows:

                 Expiry date      Exercise price      Number of warrants
         -------------------     ---------------     -------------------

           December 8, 2006           $0.14               1,500,000
          December 22, 2006           $0.13               4,730,688
             March 23, 2007           $0.10                 900,000
               June 3, 2007           $0.10                 750,000
            October 7, 2007           $0.10              12,075,000
           January 17, 2008           $0.10               5,650,000

         f)       ESCROW SHARES

                  As at April 30, 2006 there were 25,000 (2005 - 25,000)  shares held in escrow. Release of these shares is subject to approval of regulatory authorities.

         g)       STOCK BASED COMPENSATION

                  The company, in accordance with the policies of the TSX Venture Exchange, is authorized to grant options to directors, officers, and employees to acquire up to 10% of issued and outstanding common stock. As disclosed in note 2 (h) the company has prospectively adopted the recommendations of the CICA with respect to stock-based compensation.

                  The company issued 635,000 options during the period. Using the assumptions below the fair value of each option granted is $0.12; compensation expense of $76,000 was recorded in operations and credited to Contributed Surplus.


             Dividend rate              0.00%     Expected life          3 years
             Risk-free interest rate    3.97%     Expected volatility    94%

                  The company issued 1,331,000 options during the period. Using the assumptions below the fair value of each option granted is $0.06; compensation expense of $80,000 was recorded in operations and credited to Contributed Surplus.

             Dividend rate              0.00%     Expected life          3 years
             Risk-free interest rate    3.73%     Expected volatility    97%

                  The company issued 1,510,000 options during fiscal 2005. Using the assumptions below the fair value of each option granted is $0.04; compensation expense of $60,000 was recorded in operations and credited to Contributed Surplus.

             Dividend rate              0.00%     Expected life          3 years
             Risk-free interest rate    2.99%     Expected volatility    96%

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

APRIL 30, 2006
--------------------------------------------------------------------------------


4.       SHARE CAPITAL (continued)

         g)       STOCK BASED COMPENSATION (continued)

                  The company re-priced 383,000 options outstanding from 2002 and 2003 with exercise prices of $0.23-$0.30. The weighted average fair value of each option using the below assumptions was $0.05, compensation expense of $19,000 has been recorded in operations and credited to Contributed surplus.

             Dividend rate              0.00%   Expected life    2.25-3.33 years
             Risk-free interest rate    3.15%   Expected volatility    99%

                  The company issued 500,000 options during fiscal 2004. Using the assumptions below the fair value of each option granted is $0.32, compensation expense of $144,000 was recorded in the operations, and additional compensation expense of $16,000 was recorded as deferred expenditures on the Kenora Property (note 3(a)) for the year. During fiscal 2005 these options were re-priced to $0.20, as the fair value at the time of re-price was less than the fair value previously expensed no additional compensation expense was recorded.

             Dividend rate              0.00%     Expected life          3 years
             Risk-free interest rate    3.92%     Expected volatility    72%

                  Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the company's stock options.

5.       RELATED PARTY TRANSACTIONS

         a) During the period the company recorded office administration expense of $182,880 to a company controlled by a director (2005- $NIL) and management fees of $90,000 (2005 - $NIL) to directors. At April 30, 2006 $NIL (2005 - $NIL) was owed.

         b) During the period, fees for consulting services in the amount of $28,876 (2005 - $30,608) were paid to a company controlled by an officer of the company. At April 30, 2006 $4,298 (2005 - $ 6,151) was owed.

         c) During the period, the company had management fees of $34,440 (2005 - $NIL) charged by Golden Chalice Resources Inc., a company with common directors for management of the company's joint venture Chapleau Property, which is jointly held 50:50 and $120,433 for Chapleau's acquisition and exploration expenses. At April 30, 2006 $154,874 was owed to Golden Chalice Resources Inc.

6.       COMMITMENTS

         By agreement dated June 1, 2005, the company entered into an administrative services agreement with a company controlled by a director and officer. A management fee was payable at $20,000 per month until December 31, 2005. The agreement was renewed for a one-year term on January 1, 2006 at a minimum monthly management fee of $35,000, a maximum monthly fee of $45,000 in higher activity periods and a reimbursement of actual out-of-pocket costs plus 5% for administrative overhead.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

APRIL 30, 2006
--------------------------------------------------------------------------------


7.     INCOME TAXES

       As at October 31, 2005, the company had income tax losses of approximately $1,227,000 (2004 - $976,000; 2003 - $325,000) expiring between 2004 and 2015. If the losses are used to offset future taxable income, the tax savings will be recorded in the year the loss is applied.

       The company also has resource pools available which have no expiry date and the amounts therein are available to reduce future taxable resource income in Canada. The amount in each pool and the percentage of the balance allowed per year to reduce taxable income is as follows:

                          Amount                 Rate
                      $  321,000                 100%
                      $1,642,000                  30%

       Future tax benefits, which may arise as a result of applying these deductions to taxable income, have not been recognized in these accounts.


8.     SUPPLEMENTAL CASH FLOW INFORMATION

       The following non-cash transactions were recorded during the period:

APRIL 30,                                   2006           2005
---------------------------------         --------       --------

Investing activities
     Mineral property acquisition         $ 58,250       $  5,000
                                          ========       ========

9.       SUBSEQUENT EVENTS

         a) On May 19, 2006 the company closed a private placement consisting of 13,467,833 units at a price of $0.15 per unit. The financing consisted of both flow-through and non flow-through units with each unit consisting of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share at a price of $0.20 per share, until March 30, 2008. Subscriptions of $1,114,100 were received by April 30, 2006.


10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP")

         These financial statements are prepared in accordance with GAAP in Canada, which differ in some respects from GAAP in the United States. The material differences between Canadian and United States GAAP, in respect of these financial statements, are as follows:

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

APRIL 30, 2006
--------------------------------------------------------------------------------


10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)

         a)       MINERAL PROPERTY EXPLORATION AND DEVELOPMENT

                  Under United States GAAP, all mineral exploration and development property expenditures are expensed in the year incurred in an exploration stage company until there is substantial evidence that a commercial body of ore has been located. Canadian GAAP allows resource exploration and development property expenditures to be deferred during this process.

                  United States GAAP also requires a separate statement for Stockholders' Equity whereas Canadian GAAP does not.

                  The  effects  on  the  company's   financial   statements  are
                  summarized below:

                                           For the six       For the years ended
                                           months ended   --------------------------
                                            APRIL 30,     October 31,    October 31,
                                              2006           2005            2004
                                           -----------    -----------    -----------
Statement of Operations and Deficit

Net loss for the period under:
     Canadian GAAP .....................   $  (587,018)   $  (339,777)   $  (527,212)
     Add:  Write-down of properties ....          --             --             --
     Less:  Mineral property exploration
     and development expenditures ......      (540,585)    (1,060,062)    (1,455,820)
                                           -----------    -----------    -----------

United States GAAP .....................   $(1,127,603)   $(1,399,839)   $(1,983,032)
                                           -----------    -----------    -----------

Loss per share - United States GAAP ....   $     (0.03)   $     (0.06)   $     (0.14)
                                           -----------    -----------    -----------



                                       For the six       For the years ended
                                       months ended   -------------------------
                                        APRIL 30,     October 31,   October 31,
                                           2006          2005           2004
                                       -----------    -----------   -----------
Balance Sheet
Assets
Mineral Properties
     Canadian GAAP .................   $ 4,067,526    $ 3,526,941   $ 2,466,879
     Resource property expenditures
     (cumulative) ..................    (4,067,526)    (3,526,941)   (2,466,879)
                                       -----------    -----------   -----------
United States GAAP .................   $      --      $      --     $      --
                                       -----------    -----------   -----------

Stockholders' Equity
      Canadian GAAP ................   $ 5,138,760    $ 3,680,268   $ 2,442,504
      Resource property expenditures
      (cumulative) .................    (4,067,526)    (3,526,941)   (2,466,879)
                                       -----------    -----------   -----------
United States GAAP .................   $ 1,071,234    $   153,687   $   (24,375)
                                       -----------    -----------   -----------

                                AMADOR GOLD CORP.
                           ("AMADOR" OR THE "COMPANY")

                       MANAGEMENT DISCUSSION AND ANALYSIS
                                  FORM 51-102F1
                       FOR THE PERIOD ENDED APRIL 30, 2006

INTRODUCTION

The following management discussion and analysis has been prepared as of June 23, 2006. The selected financial information set out below, and certain comments which follow, are based on and derived from the management prepared financial statements of AMADOR GOLD CORP. (the "Company" or "Amador") for the six months ended April 30, 2006 and should be read in conjunction with them. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles and all numbers are reported in Canadian dollars.

Additional information related to the Company can be found on SEDAR at WWW.SEDAR.COM and on the Company's website at WWW.AMADORGOLDCORP.COM.

FORWARD LOOKING INFORMATION

Certain statements contained in the following Management's Discussion and Analysis constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from actual future results and achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. Readers are also advised to consider such forward-looking statements while considering the risks set forth below. DESCRIPTION OF BUSINESS/INTRODUCTION

Amador is a Canadian listed public company with its shares traded on the TSX Venture Exchange under the symbol "AGX" as a Tier 2 company. The Company is also an Securities & Exchange Commission ("SEC") reporting company and is required to file annual reports on Form 20-F and interim reports on Form 6-K. The Company's registration statement and reports are available on the SEC's web site at HTTP://WWW.SEC.GOV/EDGAR/SEARCHEDGAR/COMPANYSEARCH.HTML. Search the Company's filings by name (Amador), Central Index Key (CIK) code (0001266833), or SEC File Number (000-50422).

Amador is a junior mining exploration company. Its assets consist of Canadian mineral properties and cash. Activities include acquiring mineral properties and conducting exploration programs. The Company funds its operations through the sale of shares of the Company. The mineral exploration business is very high risk and most exploration projects will not become mines. The two most significant risks for the Company are:

1)       The chances of finding an economic ore body are extremely small;

2) The junior resource market, where the Company raises funds, is extremely volatile and there is no guarantee that the Company will be able to raise funds as it requires them.

Other risk factors include the establishment of undisputed title to mineral properties, environmental concerns and the obtaining of governmental permits and licenses when required. Success is totally dependent upon the knowledge and expertise of management and employees and their ability to identify and advance attractive exploration projects and targets from grass roots to more advanced stages. The Company is fortunate to have attracted highly qualified individuals with superior track records through a number of exploration successes.

Regulatory standards continue to change making the review process longer, more complex and therefore more expensive. Even if an ore body is discovered, there is no assurance that it will ever reach production. While it is impossible to eliminate all of the risks associated with exploration and mining, it is management's intention to manage its affairs, to the extent possible, to ensure that the Company's assets are protected and that its efforts will result in increased shareholder value.

OVERALL PERFORMANCE

Success in the junior mining exploration business is measured by a company's ability to raise funds, secure properties of merit and, in a few rare cases, identifying an economic ore body on one of its properties. Not all of these factors are within management's control.

The ability to raise funds is in part dependent on the state of the junior resource stock market, which in turn is dependent on the economic climate, metal prices and perceptions as to which way the market is headed. The ability to secure properties of merit is in large part dependent on management's contacts.

KENORA PROPERTY GROUP, ONTARIO

A.       KPM PROPERTY

On October 18, 2002, the Company entered into an arm's length agreement with Richard W. Hughes who assigned to the Company his rights in an option agreement, he had entered into with Kenora Prospectors & Miners, Limited ("Kenora") and Machin Mines Ltd. ("Machin"). The option and assignment permit the Company to acquire 40 patented claims and 2 mineral claims (the "KPM Property"). Following regulatory approval, the Company directly entered into option agreements dated January 31, 2003 with Kenora and Machin on the same terms and conditions as the original option agreement entered into by Richard Hughes. The option agreements with Kenora and Machin were amended on August 10, 2004. Consideration, as amended, consists of $35,000 (paid), $225,000 on or before December 25, 2002
(paid),  $250,000 on August 27, 2003 (paid), $250,000 on August 27, 2004 (paid),
$250,000  on August 27, 2005  (paid) and  $500,000  on each of August 27,  2006,
2007, 2008 and 2009. In addition, in lieu of interest charges, the Company has agreed to pay to each of Kenora and Machin 2 1/2% of the proceeds of any financing(s) completed by the Company between August 27, 2006 and final payment of all monies due. Also, all outstanding amounts will be due and payable to Kenora and Machin within ninety (90) days following the commencement of commercial production. In addition, there is a royalty payable of between 1 and 2% based on the price of gold. There was an additional amount of $50,000 due on December 31, 2004 (paid). To date, the Company has staked an additional 11 mineral claims adjacent to the KPM Property (6 claims and 5 claims in fiscal 2003 and 2004 respectively).

A finders fee is payable with respect to acquisition and exploration expenditures under the option agreement as follows; 7.5% of the first $300,000 consideration ($22,500 paid), 5% on the next $700,000 ($35,000 paid), 2.5% on the next $4,000,000 ($46,282 paid or accrued to October 31, 2005) and 1% on any additional payments up to a maximum of $300,000. As at January 31, 2006, a total of $92,550 has been paid to the finder.

The KPM Property is located 60 kilometers west of Kenora, Ontario and 14 kilometers south of the Trans Canada Highway on the shore of Shoal Lake. The KPM Property is accessible by road and lake travel. The road route follows the Trans Canada Highway west from Kenora, then the Rush Bay Road to Clytie Bay Landing on the north shore of Shoal Lake. The KPM Property can then be reached by a four kilometer boat trip from the landing in summer or, by truck or car over ice in the winter. There are several barge services on the lake provided during those periods when there is no ice cover.

Grid work began in January 2005 and in February 2005, the Company commenced a 60-line km magnetometer and induced polarization (IP) survey on the KPM Property. The program, conducted by JVX Ltd. of Toronto, Ontario ("JVX"), at a cost of approximately $150,000, employed pole-dipole "combo-array" Spectral IP/Resistivety and magnetometer surveying to 1) cost effectively discover new gold targets; 2) delineate and locate extensions of known gold targets; 3) map out areas of anomalous sulphide concentration.

The work included detailed coverage along the western extension of the Cedar Island Mainland Zone that includes the Cedar Island Mine in addition to the 6 and 9 East Targets. The 9 East Target reflects an area of high-grade gold mineralization extending from surface to a vertical depth of 275 meters over a strike length of 125 meters. Results from in-fill and resource expansion drilling returned 22.43 g/t over 9.10 m TW (cut), 23.09 g/t over 1.79 m TW (cut) and 13.13 g/t over 2.54 m TW.

The results of IP coverage in areas of known high-grade gold mineralization, for example the 9 East Target, will be applied in assessing the quality of anomalies found elsewhere on the KPM Property. Of particular importance, will be the discovery of sulphide-rich zones under the relatively-untested lake portion of the Cedar Island Mainland Zone in the vicinity of Cedar Island.

The Cedar Island Mainland Zone is the most advanced gold target on the property that includes numerous gold-bearing regional targets that require additional follow-up exploration work. The geophysical survey will be used to help guide the Phase III drilling effort towards targets considered to have potential for the discovery of high-grade ounces.

The KPM Property has no underground or surface plant or equipment. Power on the KPM Property is provided by diesel powered generators. The KPM Property is within 20 km from hydro power lines beside the Trans-Canada Highway. There is no known body of commercial ore on the KPM Property and any proposed program will be an exploratory search for ore. The Company cannot assure you that any commercially viable mineral deposit exists on any of the KPM Property or that, if such deposits exist, the Company will be able to develop such deposit on a commercially profitable basis, if at all.

B.       GLASS TOWNSHIP PROPERTY

On August 31, 2004, the Company acquired an option from 1544230 Ontario Inc. (Perry English) of Souris, Manitoba to earn a 100% interest in approximately 21 claim units covering 840 acres in the Glass Township, Shoal Lake, Ontario. The terms of the agreement are: issuance of a total of 100,000 shares of the Company (50,000 shares issued at a deemed price of $0.20 per share) and payment of $93,000 ($18,000 paid) over a 4-year period to the Optionor. In addition, the property is subject to a 1 1/4% net smelter royalty ("NSR") with the Company given the right to purchase 0.5% of the NSR for $500,000. The agreement was accepted for filing by the TSX Venture Exchange (the "Exchange") on November 2, 2004.

Plans are for the Company to continue with the compilation of existing geological data in preparation for gridding, sampling and geophysics.

RED LAKE PROPERTY GROUP, ONTARIO

A.       TODD TOWNSHIP PROPERTY

On June 23, 2004, the Company acquired an option from 1304850 Ontario Inc. (Perry English) of Souris, Manitoba to earn a 100% interest in 5 claim units covering 200 acres in the old Fahrenheit / Golden Arm Mines Ltd. patents located about 22 kilometers west of the Red Lake Mine. The terms of the agreement are: issuance of 100,000 common shares of the Company (75,000 shares issued at a deemed price of $0.20 per share) and payment of $69,000 over a 4-year period to the Optionor ($21,000 paid). In addition, the property is subject to a 2% NSR with the Company given the right to purchase 1% of the NSR for $600,000. The agreement was accepted for filing by the Exchange on July 13, 2004.

The property lies within the Pipestone Bay - St. Paul Bay Deformation Zone, a prominent structural feature characterized by pervasive iron carbonate alteration. The Mount Jamie, Rowan Lake and Red Crest deposits are located in the immediate vicinity of the Todd Property and all are spatially associated with the Pipestone Bay - St. Paul Bay Deformation Zone. The property is underlain by a varied assemblage of east-west striking mafic volcanic flows, metasedimentary rocks and chert-magnetite iron formation. Trenches established in the 1930's exposed quartz veins hosted within iron formation. A sequence of clastic sediments sampled in 1969 by the Ontario Geological Survey returned anomalous gold and silver mineralization. Diamond drilling carried out on Rubicon's Rivard Property by Anglo Gold Canada located about 2 kilometers south of Todd has returned significant gold values up to 0.42 ounces gold per ton across 31 feet.

The Company plans to establish grids for sampling and geophysics of known mineralized zones and their potential extensions prior to trenching and drilling.

B.       MASKOOTCH LAKE PROPERTY

On June 23, 2004, the Company acquired an option from 1304850 Ontario Inc. (Perry English) of Souris, Manitoba to earn a 100% interest in approximately 32 claim units covering 1,280 acres in the Birch-Uchi Confederation Lakes belt located 85 kilometers east of Red Lake, Ontario, known as the Maskootch Lake property. The terms of the agreement are: issuance of 100,000 shares of the Company (75,000 shares issued at a deemed price of $0.20 per share) and payment of $88,000 over a 4-year period to the Optionor ($15,000 paid). In addition, the property is subject to a 2% NSR with the Company given the right to purchase 1% of the NSR for $1,000,000. The agreement was accepted for filing by the Exchange on July 13, 2004.

The property is situated 20 kilometers southeast of the past-producing South Bay Mine. The South Bay copper-zinc-silver massive sulphide deposit produced 1.6 million tons of ore with an average grade of 1.8% Cu, 11.06% Zn and 2.12 ounces silver per ton. The Maskootch Lake property covers a geologic environment permissive for the discovery of volcanogenic massive sulphide and precious metal mineralization. A number of co-incident Horizontal Loop EM and magnetic anomalies remain untested from the initial work carried out by St Joseph Explorations Ltd., Noranda Exploration Company Ltd. and Getty Canadian Metals Ltd. from the late 1970's to the mid 1980's. The north arm of a tightly folded sequence of sericitized, intermediate to felsic pyroclastic rocks and sulphide facies iron formation has been traced by airborne and ground follow-up geophysics and mechanical stripping and trenching over a strike length of 2.5 kilometers. Stripped outcrops southeast of Maskootch Lake has exposed synvolcanic, amphibole-garnet-magnetite alteration identified as autoclastic breccia and strong gossanous alteration reflecting widespread chalcopyrite, pyrrhotite and pyrite mineralization. The mineralization occurs across widths of up to 20 meters over a 200 meter strike length. Limited sampling carried out by the Ontario Geological Survey in the early 1990's returned gold values up to 3.2 ounces gold per ton from the Williamson Showing located about 500 meters northwest of Maskootch Lake and 1.18% Cu, 98 ppm Zn, 0.085 ounces gold per ton and 0.32 ounces silver per ton from trenches immediately east of Maskootch Lake.

The Company plans to establish grids for sampling and geophysics of known mineralized zones and their potential extensions prior to trenching and drilling.

SILVER PROPERTIES, ONTARIO

A.       SILVER STRIKE PROPERTY

On March 28, 2005, the Company acquired an option from Aurora-Larder Lake Mining Corporation Limited to earn a 100% interest in the Silver Strike Property located in the northwestern corner of James Township, Ontario. Consideration is $50,000 ($20,000 paid), 150,000 common shares (60,000 shares issued at a deemed price of $0.085 per share) and $80,000 in exploration expenses over a four year period. The property is subject to a 2% NSR with a buy back of 1% for $1,000,000. The agreement was accepted for filing by the Exchange on May 11, 2005.

The Silver Strike Property comprises 256 hectares. The Property is made up of a number of old workings with four shafts being found dating back to the early 20th Century. Previous work has consisted of limited prospecting with interesting copper, silver, nickel and cobalt mineralization being found. The Silver Strike Property is easily accessed by vehicle.

Compilation of historical data has identified the preferred orientation of silver vein systems on the property. In the Spring of 2006, a grid was cut over some of the most favorable areas for silver and cobalt mineralization and an Induced Polarization (IP) geophysical survey was conducted to identify silver veins systems. Potential targets identified by the IP survey will be ground truthed during the summer by prospecting/mapping and soil geochem prior to drilling or trenching.

B.       SILVERCLAIM PROPERTY

On March 28, 2005, the Company acquired an option from Canadian Prospecting Ventures Inc. to earn a 100% interest in the Silver Claim Property located in the Mickle Township, northern Ontario. Consideration is $150,000 ($30,000 paid), 200,000 common shares (100,000 shares issued at a deemed price of $0.085 per share) and $200,000 in exploration expenses over a four year period. The property is subject to a 2% NSR with a buy back of 1% for $1,000,000. The agreement was accepted for filing by the Exchange on May 11, 2005.

The Silverclaim Property comprises 256 hectares. The Property has been extensively worked and is a system of parallel veins with high grade mineralization. In 1980, ENR Partnership and Silver Lake Resources Inc. completed 7,338 feet of surface diamond drilling and in 1982, 18,230 feet of diamond drilling was completed by Silver Lake Resources Inc.

In 1983, Teck Corporation, Silver Lake Resources Inc. and Lacana Mining Corporation completed a 1,049 foot ramp decline and 3,822 feet of underground drilling. A bulk sample weighing 7.5 tons was taken from the floor of the ramp for 15 feet long and 6 feet wide and assayed 11.277 ounces silver per ton. Also in 1983 a bulk sample weighing 10.3 tons was taken from a 20 foot length and 4 foot width of the vein and assayed 14.390 ounces silver per ton. 110 feet west of the decline a 30 foot drift was driven north on a vein. A bulk sample weighing 624 pounds from a 3 foot wide and 4 foot high section assayed 18.075 ounces silver per ton. This vein was projected north for more than 500 feet. In 1984 Teck carried out 6,600 feet of drilling south of the ramp with several of the holes hitting high grade narrow veins.

Limited work has been carried out since 1984, partly due to the Temagami Land Caution and partly due to a consolidation of the land position in the area. The Silverclaim Property covers the majority of the known silver showings in the area and recent prospecting has identified a number of other untested parallel veins.

Compilation of historical data has identified the preferred orientation of silver vein systems and a massive copper sulphide vein on the property. During the Spring of 2006, a grid was established over the most favorable areas for silver, cobalt and copper mineralization. A subsequent Induced Polarization (IP) survey and magnetometer survey identified potential silver vein and/or copper vein targets that will be followed-up by prospecting, mapping and possibly soil geochem prior to trenching or drilling.

C.       CAPITOL SILVER PROPERTY

On June 21, 2005, the Company acquired an option from Canadian Prospecting Ventures Inc. to earn a 100% interest in the Capitol Silver Mine property, located approximately 4 km northeast of Gowganda, Ontario. Consideration for the property consists of $35,000 ($5,000 paid) and 350,000 common shares (50,000 shares issued at a deemed price of $0.075 per share) payable over three years. The Company must incur an aggregate of $120,000 in exploration expenses on the Property over three years. There is a 2% NSR of which half may be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on September 22, 2005.

High grade nickel, cobalt and silver veins were first discovered on the Capital Silver Property in 1908. The veins were mined during the late 1930's and the latter half of the 1960's. No further exploration or development has been recorded for the property. Potential exists for additional high grade mineralized zones along strike and down dip from the existing workings. Amador will also assess opportunities for bulk tonnage, lower grade nickel, cobalt and silver mineralized zones on the property.

Compilation of historical data is on-going.

DONOVAN BASIN GROUP, ONTARIO

During the Spring of 2006, the Company staked 676 units (approximately 27,000 acres) to form one large land package that incorporates the following three properties and all the land in between. This large property covers a newly identified potential silver basin (called the Donovan Basin) that is similar in geology and style to the mineralization in the Cobalt Silver Camp basin and the Gowganda Silver Camp basin.

A.       THOMPSON PROPERTY

On March 28, 2005, the Company acquired an option from Aurora-Larder Lake Mining Corporation Limited, CJP Exploration Inc. and Barry McCombe to earn a 100% interest in the Thompson Property located in the northeastern corner of Donovan and southern part of Charters Township, Ontario. Consideration is $30,000 ($10,000 paid), 150,000 common shares (60,000 shares issued at a deemed price of $0.085 per share) and $60,000 in exploration expenses over a four year period. The property is subject to a 2% NSR with a buy back of 1% for $1,000,000. The agreement was accepted for filing by the Exchange on May 11, 2005.

The Thompson Property comprises 416 hectares. This area had been closed to staking and prospecting for twenty years because of the Temagami Land Caution and has never been explored with modern methods and geophysics. The last work conducted on the Property consisted of geophysical surveys in 1960 which identified targets with recommendations for drilling. No drilling was done.

The Thompson Property is easily accessed by vehicle. Historical occurrences and newly discovered mineralized zones will be tested with modern exploration techniques to prioritize targets for drilling and/or trenching.

Compilation of historical data is on-going.

B.       KELL MINE PROPERTY

On March 28, 2005, the Company acquired an option from Aurora-Larder Lake Mining Corporation Limited, CJP Exploration Inc. and Barry McCombe to earn a 100% interest in the Kell Mine Property located in the southwestern corner of Corkill Township, Ontario. Consideration is $30,000 ($10,000 paid), 150,000 common shares (60,000 shares issued at a deemed price of $0.085 per share) and $60,000 in exploration expenses over a four year period. The property is subject to a 2% NSR with a buy back of 1% for $1,000,000. The agreement was accepted for filing by the Exchange on May 11, 2005.

The Kell Mine Property comprises 112 hectares. The area hosts a multiple of known deposits with significant mineralization. This area had been closed to staking and prospecting for twenty years because of the Temagami Land Caution and has never been explored with modern methods and geophysics. The Kell Mine Property exhibits potential for future mineral discoveries of copper, silver, nickel and cobalt. The Kell Mine Property is easily accessed by vehicle.

Compilation of historical work is on-going.

C.       HUDSON BAY SILVER MINE PROPERTY

On June 21, 2005, the Company acquired an option from Aurora-Larder Mining Corporation Limited to earn a 100% interest in the Hudson Bay Silver Mine Property located in southeastern Leith Township, Ontario. Consideration is to pay $35,000 ($5,000 paid), issue 300,000 common shares (50,000 shares issued at a deemed price of $0.09 per share) and incur $60,000 in exploration expenses on the Property over three years. The property is subject to a 2% NSR, half of which can be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on July 26, 2005.

The original Hudson Bay property was staked in 1908 and subsequently acquired and operated by the Hudson Bay Mining Company from 1910 to 1913. Four shafts were sunk, 3 by the Hudson Bay Mining Company and one by Silverado Gowganda in 1936. Production was from a system of parallel veins and consisted of silver and cobalt. No work has been done on this property since the mid 1970s. The Company intends to complete data compilation for the property followed by ground surveys such as mapping, geophysics and geochem to identify potential mineralized zones on strike and at depth.

Compilation of historical data is on-going.

AJAX GROUP, ONTARIO

A.       AJAX PROPERTY

On June 13, 2005, the Company entered into a purchase and sale agreement with Aurora-Larder Mining Corporation Limited and Kirnova Corp. whereby the Company agreed to purchase an undivided 100% interest in the Ajax Property, Ontario. Consideration is $80,000 (paid) and 300,000 common shares (300,000 shares issued at a deemed price of $0.085 per share). The property is subject to a 2% NSR with a buy back of 1% for $1,000,000. The agreement was accepted for filing by the Exchange on June 30, 2005.

Nickel, copper, gold, platinum, palladium, silver and cobalt mineralization occur in disseminated blebs and aggregates of sulphides in a peridotite body with serpentinized horizons.

Historical reports indicate the property was first staked in 1910 with platinum being discovered in 1929. In 1934, a vertical shaft was sunk to a depth of 245 feet with lateral mine development on the 100 and 200 foot levels totaling 2,200 feet. By 1937, 3,318 tons were milled from the underground workings and an open pit (metal content was not reported). The next reported production occurred from 1974-1976 when

Kanichee Mining and Jack Koza Limited enlarged the open pit and removed the shaft pillar. During this period, 1,393,144 lbs of nickel and 3,117,490 lbs of copper were recovered from 278,263 tons milled. The mine was forced to close February 6, 1976 when Falconbridge Nickel terminated its contract to buy the concentrates. The open pit and workings have remained flooded since 1976.

Four zones of mineralization were outlined by drilling during the 1950's and early 1960's. They are the Shaft Orebody, "A" Orebody, "A" South Extension, "E" zone north of the Shaft. In 1961, G.H. Dumont (P.Eng.) estimated the resources for each zone as follows.

        Zone           Tonnage    Cu%   Ni%  Precious Metal Content              Remarks
---------------------- --------- ----- ----- ----------------------- ---------------------------------
Shaft                  369,000   0.89  0.53  Pt - 0.008 opt          (less 83,000 tons of 0.70% Cu +
                                             Pd - 0.016 opt          0.35% Ni on adjoining claim TR
                                             Au - 0.01 opt           1623)
                                             Ag - 0.13 opt
---------------------- --------- ----- ----- ----------------------- ---------------------------------
"A"                    735,000   0.45  0.26  0.75 opt combined       (drilled on 50-foot centres)
---------------------- --------- ----- ----- ----------------------- ---------------------------------
"A" South Extension    3,764,000 0.32  0.19  0.75 opt combined       (drilled on 100-foot centres)
---------------------- --------- ----- ----- ----------------------- ---------------------------------
"E" (North of Shaft)   547,000   0.29  0.16  0.66 opt combined       (drilled on 100-foot centres)
---------------------- --------- ----- ----- ----------------------- ---------------------------------

The "Shaft" zone has had a number of resource calculations reported since 1961. In 1966, John C. Dumbrille (P.Eng.) calculated a resource for the Shaft area at 900,000 tons averaging 0.61% Cu, 0.37% Ni with no grade estimate for precious metal and cobalt content. The last resource estimate, done in 1972 by D.G. Wahl (P.Eng.) for Jack Koza Limited, outlined 373,863 tons grading 0.79% Cu and 0.44% Ni. The historical resource estimates are not 43-101 compliant and therefore should not be relied upon. The estimates that were calculated by separate professionals at different points in time are comparable for the Shaft zone and are therefore considered to be somewhat reliable. Amador's activities for the property may include validating the resource estimates in a form that is 43-101 compliant.

Reports suggest that the depth and strike potential of mineralized zones have not been fully explored. In addition, mineralized zones on the property contain precious metals (Pt, Pd, Au, Ag) and cobalt that do not appear to have been fully assessed. Higher grade zones may also occur within the existing resource or elsewhere on the property that are amenable to underground mining.

Peter Caldbick. P. Geo. is the Qualified Person for the purposes of National Instrument 43-101 for Amador's Ajax Project.

In December 2005, the Company had a detailed Geotech airborne VTEM geophysical survey flown over the Ajax property to follow the down plunge extension of the Ajax nickel-copper-pgm sulphide resource, and to evaluate possible untested new zones at depth. The new VTEM system has the potential to see mineralized targets at depths not attainable by some older airborne or ground geophysical systems. Survey results are being compiled with historical data to help outline existing and identify new zones for testing. The results will also be used to design a drill program.

B.       BANTING CHAMBERS PROPERTY

On July 21, 2005, the Company acquired an option from Kirnova Corp. and Todd Keast to earn a 100% interest in the Banting Chambers Property located approximately 20 km northwest of Temagami, Ontario. Under terms of the agreement Amador is to pay $22,500 ($5,000 paid), issue 150,000 common shares (50,000 shares issued at a deemed price of $0.09 per share) over two years and incur $110,000 in exploration expenditures over three years. The property is subject to a 2% NSR is payable on the property half of which can be purchased for $500,000. The agreement was accepted for filing by the Exchange on August 23, 2005.

The Banting Chambers Property is a copper-nickel-platinum-palladium-gold-silver prospect which consists of four, 62 unit claims. The targets are two gabbroic intrusives located in Banting and Chambers Townships which may be similar to the Ajax Mine, located 6.5 kilometers southwest, which are hosted in a gabbroic intrusive. Amador acquired the property which has the Ajax Mine situated on it (see Ajax Property). Surface bedrock exposure on both the Banting and Chambers intrusives is less than 5% which limited historical surface mapping.

In addition, Temex Resources announced a high grade gold discovery assaying 6,222 grams per tonne from a 10 centimetre vein in a mafic intrusive boulder on March 30, 2004. Temex has acquired a large land package in efforts to trace the source of the boulder. The land package is adjacent to the Banting/Chambers gabbro intrusions.

In December 2005, the Company had a detailed Geotech airborne VTEM geophysical survey flown over the Banting-Chambers property. Results from this survey are being compared to results from the Ajax airborne survey to help identify nickel-copper-pgm sulphide zones similar to those at Ajax. In addition, numerous circular airborne magnetic anomalies have been identified on the properties. These geophysical anomalies could represent kimberlite pipes that host diamonds. Field work to assess the diamond potential for the property is also being planned.

C.       STRATHY TOWNSHIP PROPERTY

On July 19, 2005, the Company agreed to acquire from Pat Gryba of Timmons, Ontario a 100% interest in three (3) mineral claims comprising a total of 11 units located in the Strathy Township, Ontario in the Sudbury Mining Division, Ontario. Under terms of the agreement Amador agreed to pay $20,000 (paid). The property is subject to a 1% NSR is payable on the property which can be purchased for $250,000.

This property is adjacent to the Ajax property and was also flown with the Geotech VTEM airborne survey (refer to Ajax Property discussion above). The airborne survey results for this property are being assessed in conjunction with the Ajax airborne survey analysis.

MAGNUM PROPERTY, QUEBEC

On March 24, 2005, the Company entered into an Assignment Agreement with Vault Minerals Inc. of Kirkland Lake, Ontario to acquire a 100% interest in the Magnum Property. Under terms of the agreement, the Company is to pay $50,000 (paid) and issue 300,000 common shares (300,000 shares issued at a deemed price of $0.08 per share). The underlying agreement requires the Company to spend $25,000 in exploration expenditures by June 12, 2005 (spent) and an additional $225,000 by October 25, 2007. A 2% NSR is payable on the property, half of which can be purchased for $1,000,000.

Prospecting in May 2005 on the Magnum Property discovered a new shear zone with sulphide mineralization. Subsequent trenching has uncovered two separate zones. These chlorite, sericite and silica altered zones are about 25 metres apart and are each 8 to 10 metres wide. Sulphide mineralization is widespread within and outside of the shear zones. Samples have been taken with analyses pending.

The Magnum Property consists of two separate claim blocks in Urban Township, Quebec, and totals 721 hectares. The Magnum Property is adjacent to the south and west of Noront Resources Inc.'s gold discovery at Windfall Lake. The Magnum Property is also contiguous with Murgor Resources Inc.'s Windfall Property (50% Murgor and 50% Freewest Resources Canada Inc.) on which they also have a gold discovery.

The agreement was accepted for filing by the Exchange on May 10, 2005.

The Company has completed a regional and property compilation for the Magnum property. Follow-up prospecting identified a mineralized shear zone on the SE claim block. The zone has been followed for 150 metres along strike and is characterized by strong pervasive, rusty carbonate-sericite-sulphide alteration and strong shearing. Narrow quartz-carbonate veins are found randomly within the finely disseminated pyrite and pyrrhotite zone. Limited grab samples from surface and chip samples from trenching failed to identify significant gold mineralization in this area. The potential for gold mineralization along strike or within parallel zones on the SE claim block is being assessed.

Compilation of data for the NW claim block indicates the area is largely underlain by intermediate to felsic pyroclastic rocks with pervasive carbonate alteration. A relatively strong linear airborne magnetic anomaly occurs for about 600 metres. No surface explanation for the anomaly is available. Geochem and/or ground geophysical surveys are being considered to help outline an area for trenching or drill testing the linear feature. Possible targets include volcanogenic massive copper-zinc sulphide zones, and shear hosted or structure controlled gold mineralization similar to Noront's and Murgor's gold discoveries.

TETAGOUCHE PROPERTY, NEW BRUNSWICK

On May 6, 2005, the Company acquired an option from Merton Stewart to earn a 100% interest in the Tetagouche Property, New Brunswick. Consideration is $40,000 ($10,000 paid) and 150,000 common shares (30,000 shares issued at a deemed price of $0.075 per share) over a three year period. The property is subject to a 2% NSR with a buy back of 1% for $750,000. The agreement was accepted for filing by the Exchange on June 30, 2005.

Gold and silver mineralization on the Tetagouche Property is associated with silicified zones in shears within a meta-sedimentary/volcanic sequence of sericite and chlorite-sericite schists. Mineralization within silicified zones consists mainly of arsenopyrite with associated silver and gold. Higher grade zones contain patches of sphalerite and galena. Disseminated arsenopyrite can be found in the sericite and chlorite schists adjacent to the silicified zones and increases in concentration closer to the zones.

Silver - gold intercepts (10.33oz Ag/ton, 0.012 oz. Au/ton over 5.9m core length, and 4.27 oz Ag/ton, 0.044 oz. Au/ton over 9.66m ) cored in two previous drill holes in 1989 are open along strike and at depth. Mineralization occurs within silicified felsic tuffs of the Ordovician Tetagouche Group as well as in Devonian gabbro. Pyrite, arsenopyrite, galena and sphalerite are the principal sulfides accompanying mineralization.

Subsequent to year end, the Company drilled four diamond drill holes totalling 263 metres. DDH-TS-05-01 intersected 3.1 metres of 621.3 g/t Ag, 0.74 g/t Au over 3.1 metres. DDH-TS-05-04 intersected 174.9 g/t Ag, 0.66 g/t.Au over a core length of 7.7 metres. Included in this latter intercept was a higher grade zone of 416 g/t Ag, 1.16 g/t Au over 2.3 metres. Hole TS-05-04 tested the down dip extension of a silver-gold zone drilled in 1989 that intersected 353.2 g/t Ag,
0.42 g/t Au over 5.88 metres, including 1.52 meters of 1062 g/t Ag and 0.76 g/t Au.

The precious metal mineralization has been explored to shallow depths over a strike length of 120 metres and is open along strike and to depth. Two discrete mineralized zones were intersected in most drill holes. The vein - breccia type mineralization, which also contains lead and zinc, occurs within Ordovician felsic volcanics and tuffs of the Bathurst base metal mining district. The breccia veins are characterized by silica flooding and strong sericite alteration.

The Company has had a detailed Geotech airborne VTEM geophysical survey flown over the Tetagouche Property. The results from this survey are pending. Additional exploration including geophysics and diamond drilling is planned for the 2006 field season. This exploration program will also explore other significant untested geochemical and geophysical anomalies on the 67 claim (1072 hectare) property.

MENNIN LAKE PROPERTY, ONTARIO

On July 28, 2005, the Company acquired an option from Ken Fenwick and George Lucuik to earn a 100% interest in the Mennin Lake Property, Ontario. The Mennin Lake Property is being acquired for $142,000 ($12,000 paid) and 300,000 common shares (50,000 shares issued at a deemed price of $0.08 per share) payable over four years. The Company must incur an aggregate of $160,000 in exploration expenses on the Property over four years. The property is subject to a 2% NSR, half of which may be purchased for $2,000,000. Commencing on the fifth anniversary of the agreement advance royalty payments of $15,000 are payable each year. The agreement was accepted for filing by the Exchange on August 24, 2005.

The Mennin Lake Property consists of 7 mining claims in the Kenora Mining Division, Ontario. The Property is located 53 km south of Dryden, Ontario. Dome Exploration first found molybdenum mineralization in narrow quartz veins within granodiorite while prospecting in 1965. In 1966, Dome's soil survey outlined a 1700m long and 300-800m wide molybdenum anomaly.

Three holes were drilled to test part of the anomaly late in 1966. According to Ontario Geological Survey (OGS) Report #5659, "No single, discrete mineralization zone was intersected by the drilling; it was found instead that the granodiorite is invaded by numerous quartz veins and stringers ranging from a fraction of a centimeter to over 15 cm. wide mineralized with molybdenite flakes, and fine gained films on slip planes and minor chalcopyrite, pyrite and fluorite. All three drill holes revealed similar mineralization patterns and vein distributions." No assays are available, however intersections were considered not economic at the time and no further work was reported.

In 1982, the OGS discovered more molybdenum mineralization in north trending quartz veins approximately 3 km north of the initial Dome Discovery, on the Mennin Lake Property. OGS report #5659 indicates the style of mineralization is the same for both occurrences and "every quartz vein, regardless of width, carries at least some molybdenite".

The primary exploration target for the Mennin Lake property is a large tonnage molybdenum-copper body. Reports suggest there may also be tungsten and/or tin associated with the mineralization.

The Company has completed two grids over mineralized zones identified in historical documents and by prospecting on the property. The next step will include soil geochemical surveys to outline the extent of mineralization followed by Induced Polarization (IP) and/or magnetometer/VLF surveys to outline areas with increased sulphide mineralization for follow-up trenching and drilling.

ANDERSON LAKE PROPERTY, ONTARIO

On June 23, 2006, the company acqiuired an option to earn a 100% interest in the Anderson Lake Property, located about 45 km east of Thunder Bay, Ontario. Consideration for the Property consists of $142,000, 300,000 shares and a work commitment of $160,000 all over a period of four years. There is a 3% NSR payable, of which two-thirds may be purchased for $1,500,000. Advance royalty payments of $15,000 per year will commence on the fifth year anniversary date of signing the agreement.

The Anderson Lake Property is accessible by highway, secondary gravel roads and an ATV trail. A power line is located adjacent to the south east corner of the property.

The property is underlain by Precambrian highly altered sediments (biotite-schist) and granite. Molybdenite mineralization is associated with pegmatite dykes along the sediment granite contact. The property has seen very limited exploration since it was first trenched in the late 1930's. Historical trenching traced molybdenite mineralization for more that 790 metres along strike with the average true width of the mineralized zone reported at 12.8 metres.

Eighteen holes were drilled in 1958. The mineralized zone was found to strike north-south with a 40 degree dip to the east. Hole 8 reportedly intersected a high grade zone assaying 16.63% molybdenite over 2.13 metres of core length.

Amador plans to re-open historical trenches and strip new areas to map and sample in order to produce an average grade for the zone. Drilling to define a resource will be considered based on the results of surface sampling.

FRIPP PROPERTY, ONTARIO

On August 22, 2005, the Company acquired an option Filo Exploration Services Limited and David V. Jones to purchase a 100% interest in the Fripp Property, Ontario. Under terms of the agreement Amador is to pay $5,000 (paid), issue 100,000 common shares (25,000 shares issued at a deemed price of $0.125 per share) over four years and incur $20,000 in exploration expenditures by December 31, 2005. The property is subject to a 1% NSR is payable on the property half of which can be purchased for $500,000. The agreement was accepted for filing by the Exchange on September 30, 2005.

The Fripp Property is adjacent to and on strike with the Fripp massive to semi-massive sulphide copper occurrence (147,000 tons of 1.41% copper). The
Property covers more than 2 kilometers of the northwest extension of the favorable ultramafic sill and flows that host the Fripp copper mineralization. Trenching in 1965 uncovered narrow pyrrhotite veins in a serpentinized ultramafic sill on the Property. Grab samples returned assays as high 1.28% Ni from vein material with samples of disseminated pyrrhotite in the ultramafic near its' contact with diorite returning up to 0.5% nickel. Amador plans to explore this zone and other parts of the Property that have not been thoroughly tested for massive nickel-copper mineralization.

A Geotech airborne survey hase been flown over the property and the results are pending. The next step will be to compile the VTEM results with historical data followed by ground follow-up of the targets prior to trenching and/or drilling.

CONNOR CREEK PROPERTY, BRITISH COLUMBIA

On September 20, 2005, the Company acquired an option from Kootenay Gold Inc. ("Kootenay") to earn a 50% undivided interest in the Connor Creek Property, British Columbia (Nelson Mining Division). Under the terms of the agreement Amador is to issue 400,000 common shares (200,000 shares issued at a deemed price of $0.09 per share) over four years and incur $1,000,000 in exploration expenditures over four years. If commercial production is reached, an additional 250,000 shares are payable. The agreement was accepted for filing by the Exchange on December 22, 2005.

The Connor Creek property  contains a NEW SHEAR HOSTED GOLD DISCOVERY in an area
with  previously  known  gold   occurrences.   There  are  two  styles  of  gold
mineralization found on the property:

o GOLD BEARING SEMI-MASSIVE TO MASSIVE SULFIDE VEINS containing pyrrhotite, chalcopyrite, arsenopyrite, sphalerite, and galena. This type of mineralization is similar to the sulfide veins in the Rossland Camp, which produced nearly 3.0 million ounces of gold from 1897 to the 1950's. Three previously known occurrences of this type of mineralization occur on the property.

o NEW GOLD MINERALIZED SHEAR ZONE containing disseminated to semi massive sulfides. Grab samples from bedrock contained gold values ranging from background to 30,765 ppb gold, greater than 10,000 ppm copper, 10,000 ppm zinc and 1000 ppm silver. The new shear zone has been traced for over 300 meters of strike and previous untested gold anomalies in soils and old pits occurring along the strike of the shear suggest a significant minimum lateral extent of gold mineralization of 1000 meters . The shear is open in both directions and is about 50 meters wide. Sampling to date are grab samples.

A SOIL SAMPLING SURVEY WAS CONDUCTED late in the 2005 season over the new gold mineralized shear and one of the historic gold occurrences. A grid measuring 2.0 km by 650 meters was established with wing lines each 50 meters and samples collected on them at every 25 meters. In areas of greater overburden wing lines were spaced at 100 meters. Results of the survey are positive showing good coincident gold, copper and zinc geochemical anomalies. The primary anomaly trends north south for at least 1.5 km by 500 meters. It trends off of the grid coverage in both directions. Gold values range to a high of 1554.1 ppb, copper to 603.8 ppm and zinc to 1472 ppm from background levels of less than 6 ppb gold, less than 30 ppm copper and less than 110 ppm zinc. A second coincident anomaly sits in the northwest part of the grid and spans discontinuously between 450 and 650 meters by 175 and 300 meters. This anomaly also trends north south and contains highs of 414.5 ppb gold, 326.4 ppm copper and 668 ppm zinc against the same background values. Internal to the overall trend are north northeast and northwest trends. The anomalies seem to reflect structural zones and possibly an intrusive contact.

A detailed airborne magnetometer and electromagnetic survey has been flown over the property, the results are pending.

The mineralized shear represents an exciting new target for the area discovered in a logging road.

The property has the pOTENTIAL TO HOST ROSSLAND (TAG) HIGH GRADE VEIN TYPE DEPOSITS and for MEDIUM TO HIGH GRADE SHEAR TYPE DEPOSITS.

Kootenay is the operator of the project and geologic mapping, gridding, soil geochemistry and preliminary trenching are planned over the shear hosted gold system.

All samples were assayed by Acme Analytical Labs in Vancouver, B.C. using an ICP package with geochem gold.

A helicopter-borne geophysical survey has been initiated on the Connor Creek Gold Project. The objective of the airborne survey is to assist in identifying geologic, structural and conductive features associated with the mineralization discovered on the property to date. The airborne survey is being conducted by Aeroquest Limited of Mississauga, Ontario using a AeroTEM helicopter time-domain EM system. The survey is flown at a 100 metre line spacing to produce a high definition product. The magnetic component of the survey is anticipated to greatly assist in delineating the structural controls on the numerous mineral showings previously identified.

GEOCHEMICAL SURVEY IDENTIFIES TWO ANOMALIES - A soil geochemical survey, covering an area of approximately 2.2 km by 0.6 km, was commissioned on the western side of the Connor Creek property. The survey was conducted to test the shear hosted CC gold zone. This zone is comprised of high sulfide bearing shear with gold values ranging from background to 30,765 ppb gold, greater than 10,000 ppm copper, 10,000 ppm zinc and 1000 ppm silver. The survey resulted in the identification of two anomalies. A well defined linear shaped gold/copper anomaly and a widely dispersed gold, copper, zinc anomaly.

MULTI-PHASE EXPLORATION PROGRAM ANTICIPATED -The results of the airborne survey and soil geochemical survey will be analyzed and evaluated for additional surface exploration program which may comprise prospecting, detailed soil geochemistry grids, detailed geological mapping, and trenching of known showings to evaluate and identify targets for drill-testing.

The foregoing geological disclosure has been reviewed and verified by Kootenay's CEO, James McDonald, P.Geo. (A QUALIFIED PERSON FOR THE PURPOSE OF NATIONAL INSTRUMENT 43-101, STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS). Mr. McDonald is a director and officer of Amador.

HUNTER GOLD PROPERTY, ONTARIO

On September 19, 2005, the Company acquired an option from Aurora-Larder Mining Corporation Limited and Katrine Exploration and Development Inc. to earn a 100% undivided interest in the Hunter Gold Property, located in the Catharine
Township, Ontario. Under the terms of the agreement Amador is to pay $45,000 over three years ($10,000 paid), issue 250,000 common shares (75,000 shares issued at a deemed price of $0.095 per share) over three years and incur $75,000 in exploration expenditures over three years. There is a 2% NSR payable of which half may be purchased for $500,000 and an additional 0.5% may be purchased for $500,000. There is an underlying royalty on portions of the property ranging from 2 to 4%. The agreement was accepted for filing by the Exchange on November 21, 2005.

The property covers an historical showing that was examined by Goldfields Canadian Mining Limited back in 1993. Goldfields' stripping uncovered two parallel gold bearing structures that have not been fully tested

The Company plans to establish grids for sampling and geophysics of known mineralized zones and their potential extensions prior to trenching and drilling

CHAPLEAU PROPERTY, ONTARIO

The Company acquired 34,900 acres of prospective kimberlite ground in the Chapleau area of Ontario from Golden Chalice Resources Inc. ("Golden Chalice"), a public company related by common directors. The Company agreed to pay for staking or leasing costs, estimated to be $150,000, plus 15% for administration, to earn a 50% working interest in the property. Upon payment of the acquisition cost, a joint venture will be formed to perform further exploration work on a pro rata basis plus a 15% administration fee with Golden Chalice as the operator.

Recent staking has covered numerous zones with kimberlitic indicator minerals in sediments and till samples, and a series of circular airborne magnetic anomalies on strike with the discovery ground. The Company will further explore these anomalies and their magnetic pipe-like features.

Exploration work in the area by joint venture partner, Golden Chalice, has confirmed the presence of a kimberlite dyke. Historical data from government assessment files refer to a thin section analysis which indicates the discovery dyke is indeed kimberlitic. The Company has sent rock, till and lake sediment samples for further analysis to determine the presence of diamonds in the area, particularly in light of government assessment files which indicate a macro diamond was recovered from the discovery ground.

This acquisition follows a six month in-house compilation programme by Golden Chalice followed by field work to explore for diamonds in Ontario. Compilation of geological, geochemical, geophysical, assessment file and other data held or prepared by the Ministry of Northern Development of Mines, Ontario Geological Survey, Natural Resources Canada and the Geological Survey of Canada led to the discovery.

Subsequent to year end, the Company has increased the number of acres that fall under this arrangement to 47,278.

The Company has crews in the field to assess geophysical and geological targets for their potential to be kimberlite pipes hosting diamonds. Targets that can not be assessed, because they are under lakes, swamps or overburden, will be tested by trenching or drilling.

WILLET PROPERTY, ONTARIO

On October 12, 2005, the Company acquired an option from Canadian Prospecting Ventures Inc. to earn a 100% undivided interest in the Willet Property Willet Property, located in Willet Township, Ontario. Under the terms of the Agreement, the Company is to pay $30,000 ($5,000 paid), issue 200,000 common shares (50,000 shares issued at a deemed price of $0.12 per share) and incur work expenditures of $75,000 all over a period of three years. There is a 2% NSR payable on the property, of which half may be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on March 1, 2006.

The Willet Property consists of 640 acres and is underlain by Nippising Diabase and the Lorrain Formation. Located on the Property is the Lucky Godfrey Mine which has a shaft to 102 feet with a level at 100 feet with 300 feet of drifting. The mine shipped one car load of silver ore in 1910. The Property has two vein systems ranging from 1 to 3 feet wide and is prospective for silver-cobalt and for diamonds as it is located just west of the Montreal River Fault. The Company plans prospecting, mapping and geophysics for the Property during the summer and fall of 2006.

HORWOOD GROUP, ONTARIO

In January 2006, the Company assembled a large land package of over 10,920 acres in the Horwood Lake area of Ontario, approximately 30 miles southwest of Timmins, by optioning from various vendors four properties: Horwood Gold, Horwood Gold 2, Labbe and Ross-Windsor. These properties cover the main part of the Horwood Lake peninsula. Their amalgamation as the "Horwood Property" represents the first time the area will be explored systematically by one company.

The Horwood Property possesses significant exploration potential to host economic gold mineralization within both altered carbonate-silica-pyrite rich zones in porphyritic phases of the Horwood Peninsula Pluton ("HPP"), and quartz veins located close to the HPP in footwall mafic volcanic flows. Drilling within the HPP by past operators suggests that gold mineralization may be linked to bleached mineralized quartz carbonate veins. The actual orientations of the vein systems have yet to be defined or thoroughly investigated. Such is the case for the Labbe occurrence where 3 seperate mineralized pyritic zones occur within quartz carbonate vein stockworks hosted by sheared bleached and silicified granodiorite. (a recent grab sample of the Labbe #3 occurrence returned a value of 10.30 g/t Au).

In 1995, drilling by Haddington Resources Ltd. to the north of the Labbe occurence intersected a 2.65 m zone containing semi-massive bands and blebs of copper and zinc sulphide mineralization in altered mafic to intermediate metavolcanics hosting feldspar porphyry dikes. A vertical drill hole testing the up-dip projection of an earlier drill intersection of 0.042 oz/t Au over 1.0 meter intersected 0.34 oz/t Au over 1.45 meters. A Mise A La Masse survey suggests that the gold/sulphide zone trends in an easterly direction parallel to the local metavolcanic stratigraphy for at least 220 meters and the strike extensions have yet to be drill tested. Two grab samples taken from a trench near these drill holes returned values of 3.33 g/t Au and 3.02 g/t Au. These occurrences suggest that gold mineralization occurs within a variety of environments that are structurally controlled.

Amador plans to first compile all historical data, then outline existing and new mineralized zones through mapping, geophysics, geochemistry and surface sampling for follow-up by trenching or drilling.

A.       HORWOOD GOLD PROPERTY

On January 4, 2006, the Company acquired an option from Frederick J. Ross, Christina McManus, Jennah Durham, Denis Laforest and Garry Windsor to earn a 100% undivided interest in the Horwood Gold Property. Under the terms of the Agreement, the Company is to pay to the Optionor $50,000 (paid $15,000) and issue 200,000 common shares (100,000 shares issued at a deemed price of $0.155 per share) both over a period of two years. There is a 3% NSR payable, of which two-thirds may be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on March 22, 2006.

B.       HORWOOD GOLD 2

On January 4, 2006, the Company purchased one mineral claim from Jennah Durham, Christina McManus, Tina Petroni and Denis Laforest. Under the terms of the agreement, the Company paid $6,000. There is a 2% NSR payable, of which half may be purchased for $500,000.

C.       LABBE PROPERTY

On January 4, 2006, the Company acquired an option from Frederick J. Ross, Christina McManus, Denis Morin, Fernand Morin and Roger Dennomme to earn a 100% undivided interest in the Labbe Property. Under the terms of the Agreement, the Company is to pay $30,000 (paid $5,000) and issue 200,000 common shares (issued 50,000 shares at a deemed price of $0.155 per share) both over a period of two years. There is a 3% NSR payable, of which two-thirds may be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on March 22, 2006.

D.       ROSS WINDSOR PROPERTY

On January 4, 2006, the Company acquired an option from Frederick J. Ross and Garry Frederick Windsor to earn a 100% undivided interest in the Ross Windsor Property. Under the terms of the Agreement, the Company is to pay $35,000 (paid $5,000) , issue 175,000 common shares (issued 25,000 shares at a deemed price of $0.155 per share) and incur $20,000 in work expenditures all over a period of three years. There is a 3% NSR payable, of which two-thirds may be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on March 22, 2006.

SAVARD AND SHARPE PROPERTY, ONTARIO

On December 8, 2005, the Company acquired an option from Pat Gryba to earn a 100% undivided interest in the Savard & Sharpe Property, located in Savard & Sharpe Township, Ontario. Under the terms of the Agreement, the Company is to pay $175,000 ($20,000 paid) over a period of three years. There is a 2% NSR payable. This property has a number of circular airborne magnetic anomalies that could represent kimberlite pipes hosting diamonds. Field work to assess the kimberlite portenial of the magnetic anomalies is planned for 2006.

EAST BRECCIA PROPERTY, ONTARIO

On March 1, 2006, the Company acquired an option from Ken Fenwick, George Locuik and Daniel Shelly to earn a 100% undivided interest in the East Breccia Property located in the Nicolet Township, Ontario. Under the terms of the Agreement, the Company is to pay $142,000 (paid $12,000), issue 300,000 common shares (50,000 shares issued at a deemed price of $0.15 per share) and incur $160,000 in work expenditures all over a period of four years. There is a 2% NSR payable, which may be purchased for $2,000,000. The agreement was accepted for filing by the Exchange on June 1, 2006.

The property hosts the East Breccia, and half of the West Breccia that were formerly owned along with the South and Breton Breccias by the Tribag Mining Company. Between 1967 and 1974, the Tribag Mining Company produced about 1.25 million tonnes of ore averaging 2% copper from the Breton Breccia and part of the West Breccia.

The East Breccia is the largest of the breccias and has never been mined. It has been explored by a 294 foot adit and drilling during the late 1960's and early 1980's.

The Company plans to complete compilation of existing data for the East and West Breccias followed by drilling and trenching to assess the tonnage and grade potential.

GOULD COPPER MINE PROPERTY, ONTARIO

On September 19, 2005, the Company acquired an option from Ken Fenwick, George Locuik and Daniel Shelly to earn a 100% undivided interest in the East Breccia Property located in the Nicolet Township, Ontario. Under the terms of the Agreement, the Company is to pay $50,000 (paid $5,000), issue 160,000 common shares (25,000 shares issued at a deemed price of $0.095 per share) and incur $100,000 in work expenditures all over a period of four years. There is a 2% NSR payable, half of which may be purchased for $750,000. The agreement was accepted for filing by the Exchange on June 2, 2006.

The Property is located 26 km west of Elliot Lake and is road accessible. Five quartz vein and stockwok zones have been exposed by historical trenching, drilling and an adit along a 3 km strike length on the Property. Exploration activities will focus on delineating the strike and down dip extent of the zones along with the potential for parallel zones on the Property.

SELECTED ANNUAL AND QUARTERLY FINANCIAL INFORMATION

                               ANNUAL - OCTOBER 31

                                         2005           2004           2003
----------------------------------   ------------   ------------   ------------
Revenues .........................   $      --      $      --      $      --
Loss  before other items .........      (440,777)      (539,000)      (365,429)
Loss for the year ................      (339,777)      (527,212)      (524,419)
Net loss per share, basic and
   fully diluted..................         (0.01)         (0.04)         (0.07)
Total assets .....................     3,733,889      2,516,545      1,113,870
Long term financial liabilities ..          --             --             --
Deficit, end of year .............    (4,271,601)    (3,931,824)    (3,812,611)

Notes:

(a)      The Company has no history of declaring dividends

(b) There were no discontinued operations or extraordinary items in the years under review

(c)      The Company has no off balance sheet arrangements

A. RESULTS OF OPERATIONS

                                            FIRST           SECOND
FISCAL 2006                                QUARTER         QUARTER
--------------------------------------   -----------     -----------
Revenues .............................       Nil             Nil
--------------------------------------   -----------     -----------
Net Loss .............................   ($  241,258)    ($  122,071)
--------------------------------------   -----------     -----------
Net Loss Per Share ...................   ($     0.01)    ($     0.00)


                            FIRST        SECOND         THIRD          FOURTH
FISCAL 2005                QUARTER      QUARTER        QUARTER        QUARTER
------------------------  ----------   ----------    -----------    -----------
Revenues ...............     Nil           Nil           Nil            Nil
------------------------  ----------   ----------    -----------    -----------
Net Income (Loss) ......  $   54,334   ($  64,788)   ($  127,645)   ($  201,678)
------------------------  ----------   ----------    -----------    -----------
Net Loss Per Share .....  $     0.00   ($    0.00)   ($     0.01)   ($     0.01)
------------------------  ----------   ----------    -----------    -----------

                            FIRST        SECOND         THIRD          FOURTH
FISCAL 2004                QUARTER      QUARTER        QUARTER        QUARTER
------------------------  ----------   ----------    -----------    -----------
Revenues................     Nil          Nil            Nil            Nil
------------------------  ----------   ----------    -----------    -----------
Net Loss................  ($ 300,478)  ($  98,603)   ($  585,719)   ($   42,412)
------------------------  ----------   ----------    -----------    -----------
Net Loss Per Share......  ($    0.02)  ($    0.01)   ($     0.01)   ($     0.00)
------------------------  ----------   ----------    -----------    -----------

SIX MONTHS ENDED APRIL 30, 2006 (UNAUDITED) VS. SIX MONTHS ENDED APRIL 30, 2005 (UNAUDITED)

There is no revenue for the six months ended April 30, 2006 (2005 - Nil). The Company realized a net loss of ($363,329) for the six-month period ended April 30, 2006 compared to ($10,454) in the six months ended April 30, 2005. Expenses for management fees of $90,000 (2005 - $12,000) were paid to directors and consultants. Expenses for office administration and miscellaneous of $185,649 (2005 - $7,527) included $182,880 paid to a company controlled by a director of the Company. This increase is the result of signing a contract on June 1, 2005 (amended January 1, 2006) with Hastings Management Corp. ("HMC") wherein HMC receives a minimum monthly management fee of $35,000, a maximum monthly fee of $45,000 in higher activity periods and reimbursement of actual out-of-pocket costs plus 5% for administrative overhead. Other expenses for the six-month period include $48,540 (2005- 35,668) for legal and accounting. Other expenses for the six-month period include $29,350 (2005 - $15,077) for regulatory fees and $5,601 (2005 - $5,004) for transfer agent fees. The increase in regulatory fees is the result of numerous recent property acquisitions requiring regulatory approval. Another category is investor relations and promotion of $19,617 (2005
- $11,963) as the Company had materials prepared for display in a booth and hand outs at various investment forums across North America that the Company is represented at. A non-cash charge appearing in the Statements of Operations and Deficit is "Stock Based Compensation" of $156,000 as a result of granting options during the period.

B.       LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations almost exclusively through the sale of its common shares to investors and will be required to continue to do so for the foreseeable future.

APRIL 30, 2006 (UNAUDITED)

At the end of the period, the Company had working capital of $1,070,311 and cash and cash equivalents of $1,202,532.

During the six-month period, the Company closed a private placement consisting of 2,500,000 flow-through units and 3,150,000 non-flow-through units at $0.10 per unit, for gross proceeds of $565,000. Each unit is comprised of one common share and one non-transferable share purchase warrant, each warrant entitles the holder to purchase one non-flow-through common shares at an exercise price of $0.10 per share, until January 17, 2008. A finder's fees of $18,000 was paid. The proceeds from the private placement are being used by the Company for exploration on its properties and for working capital.

During the six-month period, the Company expended $363,996 on the acquisition of mineral properties and $182,046 on exploration, leaving the Company with $1,202,532 cash and cash equivalent at the end of the period.

FISCAL 2005

At the beginning of the fiscal year, the Company had cash of $23,017. It raised $1,732,500 (of which $167,000 was collected subsequent to the year end - net $1,568,501) through the issuance of share capital. During the year, it acquired sixteen new mineral properties. Acquisition costs amounted to $589,108 and $361,793 was spent on exploration. At the end of the fiscal year, working capital was $152,601. The Company's historical capital needs have been met by equity financing.

In fiscal 2005, the Company closed the following private placements:

o        500,000  units  at  $0.40  per  unit,   each  unit   comprised  of  two
         flow-through common shares, one non-flow-through common share, and three non-transferable warrants, each warrant to purchase one common share at an exercise price of $0.14 per share, exercisable until December 8, 2006.

o 1,000,000 units at $0.15 per unit, each unit comprised of one flow-through common share and one-half of a non-transferable warrant, each full warrant to purchase one non-flow-through common share at an exercise price of $0.20 per share, exercisable until December 30, 2005. The Company paid an advisory fee of $12,000 and issued 100,000 broker's warrants. Each broker warrant entitles the holder thereof to purchase one common share at a price of $0.15 until December 30, 2005. These warrants were not exercised.

o 1,000,000 units at $0.10 per unit, each unit comprised of one common share and one non-transferable warrant, each warrant to purchase one common share at an exercise price of $0.10 per share, until March 23, 2007.

o 750,000 units at $0.10 per unit, each unit comprised of one common share and one non-transferable warrant, each warrant to purchase one common share at an exercise price of $0.10 per share, until June 3, 2007.

o 3,960,000 flow-through units and 8,115,000 non-flow-through units at $0.10 per unit, each unit comprised of one common share and one non-transferable share purchase warrant, each warrant to purchase one non-flow-through common shares at an exercise price of $0.10 per share, until October 7, 2007.

The Company issued 4,730,688 units in settlement of debt, in the amount of $614,989, each unit comprising one common share of the Company and one non-transferable share purchase warrant exercisable at $0.13 per share on or before December 23, 2006.

The Company believes it does have sufficient working capital to meet its obligations for the next 12 months. The Company has a very large portfolio of exploration properties and has entered into several option agreements which provide for significant work expenditures. Additional capital will be required to meet the obligations of the option agreements and to continue work on its properties.

STOCK BASED COMPENSATION PLAN

Effective November 1, 2003, the Company adopted, on a prospective basis, the recommendations of the Canadian Institute of Chartered Accountants with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments. Under this policy the Company has elected to value stock-based compensation granted at the fair value as determined using the Black-Scholes option valuation model.

CHANGES IN ACCOUNTING POLICY

There were no changes to the Company's accounting policies.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company has not entered into any specialized financial agreements to minimize its investment risk, currency risk or commodity risk. As of the date hereof, the Company's investment in resource properties has full exposure to commodity risk, both upside and downside. As the gold and silver price moves so to does the underlying value of the Company's gold and silver projects.

OUTLOOK

The Company has a portfolio of properties at the exploration stage of development. Preliminary work is to be completed on the properties and, based on results, work programs will be developed in order to further explore these properties.

The Company's future financial success will be dependent upon the ability to raise additional capital from the issue of treasury shares or the discovery and development of a body of commercial ore. Such discovery and development may take years, if at all, to complete and the amount of resulting income, if any, is impossible to determine. The Company does not expect to receive significant income from any of its properties in the foreseeable future.

Failure to obtain additional financing on a timely basis will cause the Company to forfeit its interest in its properties, dilute its interests in the properties, reduce or terminate its operations and/or re-negotiate the terms of property agreements.

OUTSTANDING SHARE DATA

The authorized capital of the Company consists of an unlimited number of common shares. As at April 30, 2006, there were 45,667,915 common shares issued and outstanding.

As at April 30, 2006, the following stock options and share purchase warrants were outstanding:

                                    OPTIONS:

--------------------------------------------------------------------------------
  NUMBER OF OPTIONS               EXERCISE PRICE                 EXPIRY DATE
--------------------------------------------------------------------------------
       255,000             $0.10                              October 8, 2007
        85,000             $0.20 (re-priced from $0.23)       December 18, 2007
       248,000             $0.20 (re-priced from $0.25)       March 2, 2008
        50,000             $0.20 (re-priced from $0.30)       June 16, 2008
       430,000             $0.20 (re-priced from $0.56)       January 5, 2009
     1,510,000             $0.10                              July 28, 2010
     1,331,000             $0.10                              November 17, 2010
       635,000             $0.20                              February 2, 2011
--------------------------------------------------------------------------------
     4,544,000
--------------------------------------------------------------------------------

                                    WARRANTS:

--------------------------------------------------------------------------------
  NUMBER OF WARRANTS              EXERCISE PRICE                 EXPIRY DATE
--------------------------------------------------------------------------------
     1,500,000             $0.14                              December 8, 2006
     4,730,688             $0.13                              December 23, 2006
       900,000             $0.10                              March 23, 2007 (2)
       750,000             $0.10                              June 3, 2007
    12,075,000             $0.10                              October 7, 2007
     5,650,000             $0.10                              January 17, 2008
--------------------------------------------------------------------------------
    25,605,688
--------------------------------------------------------------------------------

                                   DEBENTURE:

On July 10, 2002, the Company issued a promissory note in the amount of $125,000. On October 16, 2002, the loan was converted into a $125,000 Series "A" convertible debenture (the "Debenture") that may be convertible into common shares of the Company at a price of $0.10 per share, together with a detachable share purchase warrant (a "Warrant"). One Warrant was issued for each $0.10 of principal amount of the Debenture. The right to purchase common shares of the Company on exercise of the Warrant was exercisable at any time until July 23, 2004 at a price of $0.10 per share. Interest was payable semi-annually at a rate of 10% per annum calculated monthly. The lender had the right, on or before July 23, 2004, to convert a portion or all of any unpaid interest accrued to the Debenture into shares of the Company at a conversion rate equal to the market price (as defined by the policies of the TSX Venture Exchange) of the Company's shares at the time of conversion. On July 23, 2004, the Debenture matured and outstanding interest of $26,250 was paid and the Debenture became a debt of the Company. At July 31, 2004, the Warrant was exercised in its entirety and the shares were issued. During the first quarter of fiscal 2005, the remaining interest of $3,892 and principal was settled for 991,480 units at a price of $0.13 per unit. Each unit is comprised of one common share and one non-transferable share purchase warrant exercisable on or before December 23, 2006 at a price of $0.13 per share.

INVESTOR RELATIONS

Directors and officers of the Company all participate in a limited investor relations program. Management of the Company participated in the PDAC 2006 International Convention in March 2006 and various gold shows in Canada and the United States during 2005 and 2006. The purpose of these shows is to inform current and potential investors, particularly institutions, and news writers about the prospects for the Company's properties. The Company has no arrangements for external promotional activities.

FORM 20-F REGISTRATION STATEMENT

The Company's SEC registration statement on Form 20-F became effective on August 20, 2004. As a result, the Company is an SEC reporting company and is required to file annual reports on Form 20-F and interim reports on Form 6-K. The Company's registration statement and reports are available on the SEC's web site at HTTP://WWW.SEC.GOV/EDGAR/SEARCHEDGAR/COMPANYSEARCH.HTML. Search the Company's filings by name (Amador), Central Index Key (CIK) code (0001266833), or SEC File Number (000-50422).

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company has not entered into any specialized financial agreements to minimize its investment risk, currency risk or commodity risk. As of the date hereof, the Company's investment in resource properties has full exposure to commodity risk, both upside and downside.

The Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities and due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying value, unless otherwise noted.

TRANSACTIONS WITH RELATED PARTIES

In the current six-month period, the Company recorded office administration expense of $182,880 (2005 - $Nil) to a company controlled by a director and management fees of $90,000 (2005 - $Nil) to directors.

In the current six-month period, fees for consulting services in the amount of $28,876 (2005 - $10,548) were incurred to Vanwest Administrative Services Ltd., a private company owned as to 100% by Beverly J. Bullock, the Corporate Secretary of the Company, for administrative and regulatory services. As at April 30, 2006, $4,298 (2005 - $6,151) was owed. For details refer to Note 5 to the unaudited financial statements.

In the current six-month period, the Company recorded management fees of $34,400 (2005 $NIL) from Golden Chalice, a company with common directors for management of the Chapleau Property, Ontario, which is a jointly held property 50:50 and $120,433 for Chapleau's acquisition and exploration expenses. At April 30, 2006, $154,874 was owed to Golden Chalice.

SUBSEQUENT EVENTS

On May 18, 2006, the Company closed a private placement consisting of 13,467,833 units (of which 11,911,833 are flow-through units) at a price of $0.15 per unit, for gross proceeds of $2,020,175. Each unit consists of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share at a price of $0.20 per share on or before May 18, 2008. Finder's fees were paid in the amount of $59,230. The proceeds of the private placement are being used for acquisitions, staking additional ground and exploration work in Ontario as well as for general working capital.

APPROVAL

The Board of Directors of the Company has approved the disclosure contained in this MD&A.

ADDITIONAL INFORMATION

Additional information with respect to the Company is also available on SEDAR at WWW.SEDAR.COM -and also on the Company's website at WWW.AMADORGOLDCORP.COM.

                                 CORPORATE DATA
                   TSX Venture Exchange (Trading Symbol: AGX)
                     Form 20-F - SEC File Number (000-50422)
                               CUSIP #02264P 10 1
                              (AS AT JUNE 23, 2006)

TRANSFER AGENT                      SHARE STRUCTURE
--------------------------------------------------------------------------------
Pacific Corporate Trust Company     SHARES ISSUED:
510 Burrard Street, 3rd Floor       59,840,748
Vancouver, British Columbia,        OUTSTANDING WARRANTS:
V6C 3B9                              1,245,000 @ $0.14 (Expiry: December 8/06)
Phone:        604-689-9853           4,730,688 @ $0.13 (Expiry: December 23/06)
Fax:          604-689-8144             900,000 @ $0.10 (Expiry: March 23/07)
                                       750,000 @ $0.10 (Expiry: June 3/07)
                                    11,940,000 @ $0.10 (Expiry: October 7, 2007)
                                     5,550,000 @ $0.10 (Expiry: January 17/08)
                                    13,467,833 @ $0.20 (Expiry: May 18/08)
                                    ----------
                                    38,583,521
                                    OUTSTANDING OPTIONS:
                                       255,000 @ $0.10 (Expiry: October 8/07)
                                        85,000 @ $0.20 (Expiry: December 18/07)
                                       248,000 @ $0.20 (Expiry: March 2/08)
                                        50,000 @ $0.20 (Expiry: June 16/08)
                                       430,000 @ $0.20 (Expiry: January 5/09)
                                     1,510,000 @ $0.10 (Expiry:  July 28/10)
                                     1,331,000 @ $0.10 (Expiry:  November 17/10)
                                       635,000 @ $0.10 (Expiry:  February 1/11)
                                    ----------
                                    4,544,000
                                    FULLY DILUTED SHARES:
                                    102,968,269

AUDITORS                            CORPORATE COUNSEL
--------------------------------------------------------------------------------
Morgan & Company                    U.S.A.:    Stephan, Oringher, Richman
Chartered Accountants                                   Theodora & Miller, P.C.
1488-700 W. Georgia St.             2029 Century Park East, Sixth Floor
Vancouver, British Columbia,        Los Angeles, California, 90067-2907
V7Y 1A1                             Phone:     310-557-2009
Phone:        604-687-5841          Fax:       310-551-0283
Fax:          604-687-0075

FINANCIAL YEAR END
--------------------------------------------------------------------------------
October 31

FORM 20-F REGISTRATION STATEMENT
--------------------------------------------------------------------------------
Central Index Key (CIK) code (0001266833), or SEC File Number (000-50422)

DIRECTORS, OFFICERS AND MANAGEMENT
--------------------------------------------------------------------------------
Richard W. Hughes
  (President, CEO & Director)       Phone:  604-685-2222
Alan D. Campbell                    Fax:    604-685-3764
  (CFO & Director)
Lynn W. Evoy
  (Director)
John Keating
  (V.P., Exploration & Director)    Website:  WWW.AMADORGOLDCORP.COM
James M. McDonald, P. Geo.          E-mail:   INFO@AMADORGOLDCORP.COM
  (V.P., Exploration & Director)
Joseph Montgomery, Ph.D., P.Eng.
  (Director)

HEAD OFFICE
--------------------------------------------------------------------------------
Vancouver, British Columbia, V6B 1N2
Phone: 604-685-2222  Fax: 604-685-3764

                                AMADOR GOLD CORP.

                                        &
                           DIAMONDCORP RESOURCES INC.

                            PRO-FORMA BALANCE SHEETS


                                 APRIL 30, 2006
                      (UNAUDITED - SEE COMPILATION REPORT)

                                AMADOR GOLD CORP.

                                        &
                           DIAMONDCORP RESOURCES INC.

                        INDEX TO PRO-FORMA BALANCE SHEETS

                                 APRIL 30, 2006


                                                                           PAGE
                                                                          NUMBER
                                                                          ------

Compilation Report                                                             3

Amador Gold Corp. - Pro-forma Balance Sheet, as at April 30, 2006              4

Diamondcorp Resources Inc. - Pro-forma Balance Sheet, as at
   April 30, 2006                                                              5

Notes to Pro-forma Balance Sheets, as at April 30, 2006                        6

                               COMPILATION REPORT

To the Directors of
Amador Gold Corp.

We have read the accompanying unaudited pro-forma balance sheets of Amador Gold Corp. (the "Amador") as at April 30, 2006 and Diamondcorp Resources Inc. ("Diamondcorp") as at April 30, 2006, (together known as the "Company") and have performed the following procedures:

1. On the pro-forma balance sheet of Amador compared the figures in the columns captioned Amador Gold Corp. to the unaudited financial statements of Amador Gold Corp. as at April 30, 2006 and found them to be in agreement.
2. On the pro-forma balance sheet of Diamondcorp. the figures in the columns captioned Diamondcorp Resources inc. are blank, referring to the fact Diamoncorp Resources Inc. was not incorporated as at April 30, 2006.
3. Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:
         a)       the basis for determination of the pro-forma adjustments; and
         b)       whether that the pro-forma statements comply as to form in all material respects with British Columbia Securities Commission requirements.
         The officials:
         a)       described to us the basis for  determination  of the pro-forma adjustments; and
         b)       stated that the pro-forma  statements comply as to form in all material respects with British Columbia Securities Commission requirements.
4. Read the notes to the pro-forma statements, and found them to be consistent with the basis described to us for determination of the pro-forma adjustments.
5. On the pro-forma balance sheet of Amador, recalculated the application of the pro-forma adjustments to the aggregate of the amounts in the columns captioned Amador Gold Corp., as at April 30, 2006, and found the amounts in the column captioned "Pro-Forma Balance Sheet" to be arithmetically correct.
6. On the pro-forma balance sheet of Diamondcorp, Recalculated the application of the pro-forma adjustments to the aggregate of the amounts in the columns captioned Diamondcorp Resources Inc., as at April 30, 2006, and found the amounts in the column captioned "Pro-Forma Balance Sheet" to be arithmetically correct.

A pro-forma balance sheet is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro-forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro-forma balance sheet, and we, therefore, make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Vancouver, Canada                            /s/ Morgan & Company
                                             --------------------------
August 23, 2006                              Chartered Accountants

                                AMADOR GOLD CORP.

                             PRO-FORMA BALANCE SHEET

                                 APRIL 30, 2006
                      (UNAUDITED - SEE COMPILATION REPORT)

                                                                                           PRO-FORMA
                                            AMADOR GOLD     PRO-FORMA                       BALANCE
                                               CORP.        ADJUSTMENTS        NOTE          SHEET
                                           ------------    ------------        ----       ------------
ASSETS

CURRENT
     Cash ..............................   $  1,202,532    $         (1)       2(b)       $  2,064,262
                                                               (100,000)       2(e)               --
                                                                      1        2(g)               --
                                                                961,730        2(h)               --
     Accounts receivable ...............         42,762                                         42,762
     Due from Diamondcorp Resources Inc.                        100,000        2(e)               --
                                                               (100,000)       2(f)               --
     Prepaid expenses ..................          8,322                                          8,322
                                           ------------                                   ------------
                                              1,253,616                                      2,115,346

INVESTMENT IN DIAMONDCORP RESOURCES INC                               1        2(b)            120,000
                                                                 20,000        2(e)
                                                                100,000        2(f)
                                                                     (1)       2(g)
CAPITAL ASSETS .........................            923                                            923
MINERAL PROPERTY COSTS .................      4,067,526        (299,047)       2(d)          3,768,479
                                           ------------    ------------                   ------------
                                           $  5,322,065    $    682,683                   $  6,004,748
                                           ============    ============                   ============

LIABILITIES

CURRENT
     Accounts payable ..................   $     24,134    $       --                     $     24,134
     Due to related parties ............        159,171            --                          159,171
                                           ------------                                   ------------
                                                183,305                                        183,305
                                           ------------                                   ------------

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 3) .................      8,250,590        (299,047)       2(d)         10,027,373
                                                              2,075,830        2(h)
SHARE SUBSCRIPTIONS ....................      1,114,100      (1,114,100)       2(h)
CONTRIBUTED SURPLUS ....................        409,000                                        409,000
DEFICIT ................................     (4,634,930)         20,000        2(e)         (4,614,930)
                                           ------------                                   ------------
                                              5,138,760                                      5,8210443
                                           ------------    ------------                   ------------
                                           $  5,322,065    $    682,683                   $  6,004,748
                                           ============    ============                   ============

                           DIAMONDCORP RESOURCES INC.

                             PRO-FORMA BALANCE SHEET

                                 APRIL 30, 2006
                      (UNAUDITED - SEE COMPILATION REPORT)

                                DIAMONDCORP                                   PRO-FORMA
                                 RESOURCES      PRO-FORMA                     BALANCE
                                    INC.       ADJUSTMENTS       NOTE          SHEET
                                -----------    -----------       ----       -----------
ASSETS

CURRENT
     Cash ...................   $      --      $         1       2(a)       $   690,000
                                       --          100,000       2(e)
                                       --          590,000       2(f)
                                       --               (1)      2(g)

MINERAL PROPERTY COSTS ......          --          299,047       2(d)           299,047
                                -----------    -----------                  -----------
                                $      --      $   989,047                  $   989,047
                                ===========    ===========                  ===========

LIABILITIES

CURRENT
     Due to Amador Gold Corp.   $      --      $   100,000       2(e)       $      --
                                       --         (100,000)      2(f)              --
                                -----------                                 -----------
                                       --                                          --
                                -----------    -----------                  -----------

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 3) ......          --                1       2(b)         1,009,047
                                       --          299,047       2(c)
                                       --           20,000       2(e)
                                       --          690,000       2(f)
                                       --               (1)      2(g)
DEFICIT .....................          --          (20,000)      2(e)           (20,000)
                                                                            -----------
                                       --             --                        989,047
                                -----------    -----------                  -----------
                                $      --      $   989,047                  $   989,047
                                ===========    ===========                  ===========

                                AMADOR GOLD CORP.
                                        &
                           DIAMONDCORP RESOURCES INC.

                        NOTES TO PRO-FORMA BALANCE SHEETS

                                 APRIL 30, 2006
                      (UNAUDITED - SEE COMPILATION REPORT)


1.   BASIS OF PRESENTATION

     The accompanying pro-forma balance sheet has been prepared for inclusion in an information circular of Amador Gold Corp., dated August 23, 2006, with respect to the proposed reorganization and restructuring of the assets of Amador Gold Corp. for the transfer of certain of the Company's assets to Diamondcorp Resources Inc.

     The accompanying pro-forma balance sheet has been prepared by management and derived from the unaudited financial statements of Amador Gold Corp. as at April 30, 2006. The accounting policies used in the preparation of the pro-forma balance sheet are those disclosed in Amador Gold Corp.'s audited financial statements.

     The pro-forma balance sheet is not necessarily indicative of the results that actually would have been achieved if the transactions reflected therein had been completed on the dates indicated or the results which may be obtained in the future.

     The pro-forma balance sheet should be read in conjunction with the description of the reorganization and restructuring in the Information Circular, and the audited and unaudited financial statements of Amador Gold Corp. ("Amador"), including the notes thereto, included elsewhere in the filing statement.

2.   PRO-FORMA ASSUMPTIONS AND ADJUSTMENTS

     The pro-forma balance sheet gives effect to the completion of the proposed transactions contemplated by the Arrangement Agreement ("Agreement") between Amador Gold Corp. ("Amador") and Diamondcorp Resources Inc. ("Diamondcorp"), dated August 3, 2006, as more fully described in the information circular as if they had occurred on April 30, 2006.

     The following adjustments have been made to reflect the transaction described in Note 1:

     a) To reflect the exchange of each issued and outstanding common share of Amador for three new Class A Common Shares plus one Reorganization Share;

     b)   To  reflect  issue  of  one  subscribers'   share  to  Amador  on  the
          incorporation of Diamondcorp;

     c) To reflect the issuance of shares of Diamondcorp, to shareholders of Amador, in consideration for transfer of the Reorganization Shares of Amador at their redemption value;

     d) To reflect the redemption, and cancellation, of the Reorganization Shares by Amador, at their redemption value, by transfer of certain mineral property interests valued at $299,047, being their cost;

     e) To reflect a $100,000 working capital advance by Amador to Diamondcorp and to record the issue of 200,000 shares by Diamondcorp to Amador as a bonus for the working capital loan;

     f) To reflect Diamondcorp private placement of 7,500,000 common shares at $0.10 per share for gross proceeds of $750,000, less estimated finders/brokers fees of $60,000 resulting in net proceeds of $690,000. Included in the net proceeds is the conversion of the $100,000 working capital loan referred to in Note 2(e);

     g)   To reflect redemption of Diamondcorp subscribers' share

                                AMADOR GOLD CORP.
                                        &
                           DIAMONDCORP RESOURCES INC.

                        NOTES TO PRO-FORMA BALANCE SHEET

                                 APRIL 30, 2006
                      (UNAUDITED - SEE COMPILATION REPORT)


2.   PRO-FORMA ASSUMPTIONS AND ADJUSTMENTS - CONTINUED

     h) To reflect all issuances of common shares by Amador between April 30, 2006 and the date of preparation of the pro-forma balance sheet:

                                                        NUMBER OF
                     DESCRIPTION                          SHARES       AMOUNT
----------------------------------------------------   -----------   -----------

Shares for mineral properties ......................       395,000   $    55,775

Private placement (including $1,114,100 share
   subscriptions received prior to April 30, 2006) .    13,467,833     1,960,855

Exercise of warrants ...............................       490,000        59,200
                                                       -----------   -----------

                                                        14,352,833   $ 2,075,830
                                                       ===========   ===========

3.   SHARE CAPITAL

     Following is a schedule of continuity of the issued common share capital of Amador and Diamondcorp after giving effect to the pro-forma transactions described in Note 2. The following summary of Amador shares includes all classes of shares to be issued and redeemed. The pro-forma balance at April 30, 2006 reflects the single class of common shares that will be authorized, issued and outstanding upon completion of the proposed transaction.

                                                   AMADOR GOLD CORP.       DIAMONDCORP RESOURCES INC.
                                             --------------------------    -------------------------
                                               NUMBER OF                     NUMBER OF
                                      NOTE      SHARES         AMOUNT         SHARES        AMOUNT
                                      ----   -----------    -----------    -----------   -----------
Balance, April 30, 2006 ............           45,667,915      8,250,590                  $      --
Issued subsequent to April 30, 2006    2(h)    14,352,833      2,075,830
                                              -----------   -----------
                                               60,020,748    10,326,420
Pro-forma adjustments
  Issue Reorganization Shares ......   2(a)    20,006,916
  Issue subscribers' share .........   2(b)                                           1             1
  Issue shares in exchange for .....   2(c)                                  20,006,916       299,047
     reorganization shares
  Redemption of  Reorganization
     Shares ........................   2(d)   (20,006,916)      (299,047
  Issue bonus shares ...............   2(e)                                     200,000        20,000
  Issue shares for private placement   2(f)                                   7,500,000       750,000
  Redemption of subscribers' share .   2(g)                                          (1)           (1)
                                              -----------    -----------    -----------   -----------
Pro-forma balance, April 30, 2006 ..           60,020,748     10,027,373     27,706,916   $ 1,069,047
                                              ===========    ===========    ===========   ===========

                                                                      DOCUMENT 8

                                  SCHEDULE "G"

                       INFORMATION CONCERNING THE COMPANY
                              AFTER THE ARRANGEMENT


NOTICE TO READER

Except where otherwise indicated herein, all of the disclosure in this schedule is made on the basis that the Arrangement has been completed as described in the Circular.


CORPORATE STRUCTURE............................................................1
DESCRIPTION OF THE COMPANY'S BUSINESS..........................................1
DESCRIPTION OF THE COMPANY'S OTHER MINERAL PROPERTIES..........................1
   Kenora Property Group.......................................................1
   Red Lake Property Group.....................................................3
   Silver Strike Group.........................................................4
   Ajax Group..................................................................6
   Magnum Property, Quebec.....................................................8
   Tetagouche Property, New Brunswick..........................................9
   Mennin Lake Property, Ontario..............................................10
   Fripp Property, Ontario....................................................10
   Connor Creek Property, British Columbia....................................11
   Hunter Gold Property, Ontario..............................................12
   Willet Property, Ontario...................................................12
   Horwood Property, Ontario..................................................13
   East Breccia Property, Ontario.............................................14
   Gould Copper Mine Property, Ontario........................................14
   Anderson Lake Property, Ontario............................................14
   Patent Gold Property, Ontario..............................................15
   Keith-Sewell and Morin Property Group, Ontario.............................15
   Holloway Property Group, Ontario...........................................16
   Loveland Property Group, Ontario...........................................16
DESCRIPTION OF THE COMPANY'S SECURITIES.......................................17
PRO FORMA CONSOLIDATED CAPITALIZATION.........................................17
   Pro Forma Capitalization...................................................17
   Fully Diluted Share Capital................................................17
DIRECTORS AND OFFICERS........................................................18
OPTIONS AND OTHER RIGHTS TO PURCHASE SHARES...................................18
   Outstanding Options........................................................18
   Outstanding Warrants.......................................................20
   Outstanding Property Option Commitments....................................21
ESCROWED SECURITIES...........................................................22
AUDITORS AND REGISTRAR AND TRANSFER AGENT.....................................23
INVESTOR RELATIONS ARRANGEMENTS...............................................23

                               CORPORATE STRUCTURE


The Company was incorporated in British Columbia under the COMPANY ACT (British Columbia) on October 24, 1980 as Golden Trend Energy Ltd. On January 9, 1991, it changed its name from Golden Trend Energy Ltd. to World Power Bike Inc. On March 13, 2000, it changed its name from World Power Bike Inc. to Parkside 2000
Resources Corp. On May 16, 2003, it changed its name from Parkside 2000 Resources Corp. to Amador Gold Corp. The Company's head office and registered office is located at Suite 711, 675 West Hastings Street, Vancouver, British Columbia, V6B 1N2. The Company is a reporting issuer in British Columbia and Alberta, and its common shares have been listed for trading on the TSX Venture Exchange since April 29, 1987.


                      DESCRIPTION OF THE COMPANY'S BUSINESS


The Company has been, and after completion of the Arrangement will continue to be, a mining and exploration company. After the Effective Date the Company will continue to own the Other Mineral Properties, a description of which is set out under the heading "Description of Other Mineral Properties". The separation will enable the Company to focus on the development of the Other Mineral Properties.


              DESCRIPTION OF THE COMPANY'S OTHER MINERAL PROPERTIES


KENORA PROPERTY GROUP

A.       KPM PROPERTY, KENORA, ONTARIO

DETAILS OF ACQUISITION

On January 31, 2003, the Company entered into an option agreement to acquire a 100% interest in 40 patented claims and 2 mineral claims 60 kilometers west of Kenora, Ontario. The agreement was amended in August 2004. Consideration, as amended, consists of $35,000 (paid), $225,000 before February 14, 2003 (paid), $250,000 on August 27, 2003 (paid), $250,000 on each of August 27, 2004 (paid), and 2005 (paid),  $500,000 on each of August 27, 2006,  2007, 2008, and 2009. As consideration for the amendment the company has agreed to pay each of the two optionors 2.5% of the proceeds of any financings completed by the company between August 27, 2006 and the final payment. All outstanding amounts are due and payable within 90 days of commercial production. In addition, there is a royalty payable of between 1% and 2%. There was an additional amount of $50,000 due on December 31, 2004 (paid). The Company has staked an additional 11 mineral claims (6 claims in fiscal 2003 and 5 claims in fiscal 2004) adjacent to the Kenora Property

A finders fee is payable with respect to acquisition and exploration expenditures under the option agreement as follows; 7.5% of the first $300,000 consideration ($22,500 paid), 5% on the next $700,000 ($35,000 paid), 2.5% on the next $4,000,000 ($46,282 paid or accrued to date) and 1% on any additional payments up to a maximum of $300,000. As at October 31, 2005, a total of $92,550 has been paid to the finder.

LOCATION, ACCESS AND TENURE

The KPM Property is located 60 kilometres west of Kenora, Ontario and 14 kilometers south of the Trans Canada Highway on the shore of Shoal Lake.

The KPM Property is accessible by road and lake travel. The road route follows the Trans Canada Highway west from Kenora, then the Rush Bay Road to Clytie Bay Landing on the north shore of Shoal Lake. The KPM Property can then be reached by a four kilometer boat trip from the landing in summer or, by truck or car over ice in the winter. There are several barge services on the lake provided during those periods when there is no ice cover.

KPM PROPERTY UPDATE - 2005

The grid work began in January 2005, and in February 2005 the Company commenced a 60-line km magnetometer and induced polarization (IP) survey on the KPM Property. The program, conducted by JVX Ltd. of Toronto, Ontario ("JVX"), at a cost of approximately $150,000, employed pole-dipole "combo-array" Spectral IP/Resistivety and magnetometer surveying to 1) cost effectively discover new gold targets; 2) delineate and locate extensions of known gold targets; 3) map out areas of anomalous sulphide concentration.

The work included detailed coverage along the western extension of the Cedar Island Mainland Zone that includes the Cedar Island Mine in addition to the 6 and 9 East Targets. The 9 East Target reflects an area of high-grade gold mineralization extending from surface to a vertical depth of 275 meters over a strike length of 125 meters. Results from in-fill and resource expansion drilling returned 22.43 g/t over 9.10 m TW (cut), 23.09 g/t over 1.79 m TW (cut) and 13.13 g/t over 2.54 m TW.

The results of IP coverage in areas of known high-grade gold mineralization, for example the 9 East Target, will be applied in assessing the quality of anomalies found elsewhere on the KPM Property. Of particular importance, will be the discovery of sulphide-rich zones under the relatively-untested lake portion of the Cedar Island Mainland Zone in the vicinity of Cedar Island.

The Company has received an interim report from JVX dated May 2005 and is currently assessing it before releasing details.

The Cedar Island Mainland Zone is the most advanced gold target on the property that includes numerous gold-bearing regional targets that require additional follow-up exploration work. The geophysical survey will be used to help guide the Phase III drilling effort towards targets considered to have potential for the discovery of high-grade ounces.

The KPM Property has no underground or surface plant or equipment. Power on the KPM Property is provided by diesel powered generators. The KPM Property is within 20 km from hydro power lines beside the Trans-Canada Highway. There is no known body of commercial ore on the KPM Property and any proposed program will be an exploratory search for ore. The Company cannot assure you that any commercially viable mineral deposit exists on any of the KPM Property or that, if such deposits exist, the Company will be able to develop such deposit on a commercially profitable basis, if at all.

B.       GLASS TOWNSHIP PROPERTY, ONTARIO

On August 31, 2004, the Company acquired an option to earn a 100% interest in approximately 21 claim units covering 840 acres in the Glass Township, Shoal Lake, Ontario. The terms of the agreement are: issuance of a total of 100,000 shares of the Company (25,000 shares were issued on November 10, 2004 and 25,000 shares were issued on September 21, 2005) and payment of $93,000 ($8,000 was paid in November 2004 and $10,000 was paid on September 14, 2005) over a 4-year period. In addition, the property is subject to a 1 1/4% net smelter royalty ("NSR") with the Company given the right to purchase .5% of the NSR for $500,000. The agreement was accepted for filing by the TSX Venture Exchange (the "Exchange") on November 2, 2004.

Plans are for the Company to continue with the compilation of existing geological data in preparation for gridding, sampling and geophysics

RED LAKE PROPERTY GROUP

A.       TODD TOWNSHIP PROPERTY, ONTARIO

On June 23, 2004, the Company acquired an option to earn a 100% interest in 5 claim units covering 200 acres in the old Fahrenheit / Golden Arm Mines Ltd. patents located about 22 kilometers west of the Red Lake Mine. The terms of the agreement are: issuance of 100,000 common shares of the Company (25,000 shares were issued on July 14, 2004 and 25,000 shares were issued on September 21,
2005) and payment of $69,000 over a 4-year period ($3,000 was paid in July 2004 and $6,000 was paid on September 14, 2005). In addition, the property is subject to a 2% net smelter royalty ("NSR") with the Company given the right to purchase 1% of the NSR for $600,000. The agreement was accepted for filing by the Exchange on July 13, 2004.

The property lies within the Pipestone Bay - St. Paul Bay Deformation Zone, a prominent structural feature characterized by pervasive iron carbonate alteration. The Mount Jamie, Rowan Lake and Red Crest deposits are located in the immediate vicinity of the Todd Property and all are spatially associated with the Pipestone Bay - St. Paul Bay Deformation Zone. The property is underlain by a varied assemblage of east-west striking mafic volcanic flows, metasedimentary rocks and chert-magnetite iron formation. Trenches established in the 1930's exposed quartz veins hosted within iron formation. A sequence of clastic sediments sampled in 1969 by the Ontario Geological Survey returned anomalous gold and silver mineralization. Diamond drilling carried out on Rubicon's Rivard Property by Anglo Gold Canada located about 2 kilometers south of Todd has returned significant gold values up to 0.42 ounces gold per ton across 31 feet.

The Company plans to establish grids for sampling and geophysics of known mineralized zones and their potential extensions prior to trenching and drilling.

B.       MASKOOTCH LAKE PROPERTY, ONTARIO

On June 23, 2004, the Company acquired an option o earn a 100% interest in approximately 32 claim units covering 1,280 acres in the Birch-Uchi Confederation Lakes belt located 85 kilometers east of Red Lake, Ontario, known as the Maskootch Lake property. The terms of the agreement are: issuance of 100,000 shares of the Company (25,000 shares were issued on July 14, 2004 and 25,000 shares were issued on September 21, 2005) and payment of $88,000 over a 4-year period ($5,000 was paid in July 2004 and $8,000 was paid on September 14, 2005). In addition, the property is subject to a 2% net smelter royalty ("NSR") with the Company given the right to purchase 1% of the NSR for $1,000,000. The agreement was accepted for filing by the Exchange on July 13, 2004.

The property is situated 20 kilometers southeast of the past-producing South Bay Mine. The South Bay copper-zincsilver massive sulphide deposit produced 1.6 million tons of ore with an average grade of 1.8% Cu, 11.06% Zn and 2.12 ounces silver per ton. The Maskootch Lake property covers a geologic environment permissive for the discovery of volcanogenic massive sulphide and precious metal mineralization. A number of co-incident Horizontal Loop EM and magnetic anomalies remain untested from the initial work carried out by St Joseph Explorations Ltd., Noranda Exploration Company Ltd. and Getty Canadian Metals Ltd. from the late 1970's to the mid 1980's. The north arm of a tightly folded sequence of sericitized, intermediate to felsic pyroclastic rocks and sulphide facies iron formation has been traced by airborne and ground follow-up geophysics and mechanical stripping and trenching over a strike length of 2.5 kilometers. Stripped outcrops southeast of Maskootch Lake has exposed synvolcanic, amphibole-garnet-magnetite alteration identified as autoclastic breccia and strong gossanous alteration reflecting widespread chalcopyrite, pyrrhotite and pyrite mineralization. The mineralization occurs across widths of up to 20 meters over a 200 meter strike length. Limited sampling carried out by the Ontario Geological Survey in the early 1990's returned gold values up to 3.2 ounces gold per ton from the Williamson Showing located about 500 meters northwest of Maskootch Lake and 1.18% Cu, 98 ppm Zn, 0.085 ounces gold per ton and 0.32 ounces silver per ton from trenches immediately east of Maskootch Lake.

The Company plans to establish grids for sampling and geophysics of known mineralized zones and their potential extensions prior to trenching and drilling.

SILVER STRIKE GROUP

A.       KELL MINE PROPERTY, ONTARIO

On March 28, 2005, the Company acquired an option to earn a 100% interest in the Kell Mine Property located in the southwestern corner of Corkill Township, Ontario. Consideration is $30,000 ($5,000 paid), 150,000 common shares (30,000 shares issued at a deemed price of $0.085 per share) and $60,000 in exploration expenses over a four year period. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000 subject to further Exchange review and acceptance. The agreement was accepted for filing by the Exchange on May 11, 2005.

The Kell Mine Property comprises 112 hectares. The area hosts a multiple of known deposits with significant mineralization. This area had been closed to staking and prospecting for twenty years because of the Temagami Land Caution and has never been explored with modern methods and geophysics. The Kell Mine Property exhibits potential for future mineral discoveries of copper, silver, nickel and cobalt.

Compilation of historical work is on-going.

B.       SILVER STRIKE PROPERTY, ONTARIO

On March 28, 2005, the Company acquired an option o earn a 100% interest in the Silver Strike Property located in the northwestern corner of James Township, Ontario. Consideration is $50,000 ($10,000 paid), 150,000 common shares (30,000 shares issued at a deemed price of $0.085 per share) and $80,000 in exploration expenses over a four year period. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000 subject to further Exchange review and acceptance. The agreement was accepted for filing by the Exchange on May 11, 2005.

The Silver Strike Property comprises 256 hectares. The Property is made up of a number of old workings with four shafts being found dating back to the early 20th Century. Previous work has consisted of limited prospecting with interesting copper, silver, nickel and cobalt mineralization being found.

Compilation of historical data has identified the preferred orientation of silver vein systems on the property. The next step will include cutting a grid over some of the most favorable areas followed by an Induced Polarization (IP) geophysical survey to identify silver veins systems for drilling.

C.       THOMPSON PROPERTY, ONTARIO

On March 28, 2005, the Company acquired an option to earn a 100% interest in the Thompson Property located in the northeastern corner of Donovan and southern part of Charters Township, Ontario. Consideration is $30,000 ($5,000 paid), 150,000 common shares (30,000 shares issued at a deemed price of $0.085 per share) and $60,000 in exploration expenses over a four year period. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000 subject to further Exchange review and acceptance. The agreement was accepted for filing by the Exchange on May 11, 2005.

The Thompson Property comprises 416 hectares. This area had been closed to staking and prospecting for twenty years because of the Temagami Land Caution and has never been explored with modern methods and geophysics. The last work conducted on the Property consisted of geophysical surveys in 1960 which identified targets with recommendations for drilling. No drilling was done.

The Kell Mine Property, Silver Strike Property and Thompson Property are easily accessed by vehicle. Historical occurrences and newly discovered mineralized zones will be tested with modern exploration techniques to prioritize targets for drilling and/or trenching.

Compilation of historical data is on-going.

D.       SILVERCLAIM PROPERTY, ONTARIO

On March 28, 2005, the Company acquired an option to earn a 100% interest in the Silver Claim Property located in the Mickle Township, northern Ontario. Consideration is $150,000 ($15,000 paid), 200,000 common shares (50,000 shares issued at a deemed price of $0.085 per share) and $200,000 in exploration expenses over a four year period. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000 subject to further Exchange review and acceptance. The agreement was accepted for filing by the Exchange on May 11, 2005.

The Silverclaim Property comprises 256 hectares. The Property has been extensively worked and is a system of parallel veins with high grade mineralization. In 1980, ENR Partnership and Silver Lake Resources Inc. completed 7,338 feet of surface diamond drilling and in 1982, 18,230 feet of diamond drilling was completed by Silver Lake Resources Inc.

In 1983, Teck Corporation, Silver Lake Resources Inc. and Lacana Mining Corporation completed a 1,049 foot ramp decline and 3,822 feet of underground drilling. A bulk sample weighing 7.5 tons was taken from the floor of the ramp for 15 feet long and 6 feet wide and assayed 11.277 ounces silver per ton. Also in 1983 a bulk sample weighing 10.3 tons was taken from a 20 foot length and 4 foot width of the vein and assayed 14.390 ounces silver per ton. 110 feet west of the decline a 30 foot drift was driven north on a vein. A bulk sample weighing 624 pounds from a 3 foot wide and 4 foot high section assayed 18.075 ounces silver per ton. This vein was projected north for more than 500 feet. In 1984 Teck carried out 6,600 feet of drilling south of the ramp with several of the holes hitting high grade narrow veins.

Limited work has been carried out since 1984, partly due to the Temagami Land Caution and partly due to a consolidation of the land position in the area. The Silverclaim Property covers the majority of the known silver showings in the area and recent prospecting has identified a number of other untested parallel veins. Compilation of historical data followed by ground work will be undertaken prior to trenching, drilling and/or additional bulk sampling to further delineate and expand existing silver resources on the Property.

Compilation of historical data has identified the preferred orientation of silver vein systems and a massive copper sulphide vein on the property. The next step will include cutting a grid over the most favorable areas followed by an Induced Polarization (IP) survey and magnetometer survey to identify silver veins systems, copper veins, and locations where the two systems may merge. The results of this work will guide trenching and drilling programmes to test for silver and/or copper mineralization.

E.       CAPITOL SILVER PROPERTY

On June 21, 2005, the Company acquired an option to earn a 100% interest in the Capitol Silver Mine property, located approximately 4 km northeast of Gowganda, Ontario. Consideration for the property consists of $35,000 ($5,000 paid) and 350,000 common shares (50,000 shares issued at a deemed price of $0.075 per share) payable over three years. The Company must incur an aggregate of $120,000 in exploration expenses on the Property over three years. There is a 2% net smelter return of which half may be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on September 22, 2005.

High grade nickel, cobalt and silver veins were first discovered on the Capital Silver Property in 1908. The veins were mined during the late 1930's and the latter half of the 1960's. No further exploration or development has been recorded for the property. Potential exists for additional high grade mineralized zones along strike and down dip from the existing workings. The Company will also assess opportunities for bulk tonnage, lower grade nickel, cobalt and silver mineralized zones on the property.

Compilation of historical data is on-going.

F.       HUDSON BAY SILVER MINE PROPERTY, ONTARIO

On June 21, 2005, the Company acquired an option to earn a 100% interest in the Hudson Bay Silver Mine Property located in southeastern Leith Township, Ontario. Consideration is to pay $35,000 ($5,000 paid), issue 300,000 common shares (50,000 shares issued at a deemed price of $0.09 per share) and incur $60,000 in exploration expenses on the Property over three years. The property is subject to a 2% net smelter return royalty, half of which can be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on July 26, 2005.

The original Hudson Bay property was staked in 1908 and subsequently acquired and operated by the Hudson Bay Mining Company from 1910 to 1913. Four shafts were sunk, 3 by the Hudson Bay Mining Company and one by Silverado Gowganda in 1936. Production was from a system of parallel veins and consisted of silver and cobalt. No work has been done on this property since the mid 1970s. The Company intends to complete data compilation for the property followed by ground surveys such as mapping, geophysics and geochem to identify potential mineralized zones on strike and at depth.

Compilation of historical data is on-going.

AJAX GROUP

A.       AJAX PROPERTY, ONTARIO

On June 13, 2005, the Company entered into a purchase and sale agreement whereby the Company agreed to purchase an undivided 100% interest in the Ajax Property, Ontario. Consideration is $80,000 (paid) and 300,000 common shares (300,000 shares issued at a deemed price of $0.085 per share). The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000. The agreement was accepted for filing by the Exchange on June 30, 2005.

Nickel, copper, gold, platinum, palladium, silver and cobalt mineralization occur in disseminated blebs and aggregates of sulphides in a peridotite body with serpentinized horizons.

Historical reports indicate the property was first staked in 1910 with platinum being discovered in 1929. In 1934, a vertical shaft was sunk to a depth of 245 feet with lateral mine development on the 100 and 200 foot levels totaling 2,200 feet. By 1937, 3,318 tons were milled from the underground workings and an open pit (metal content was not reported). The next reported production occurred from 1974-1976 when Kanichee Mining and Jack Koza Limited enlarged the open pit and removed the shaft pillar. During this period, 1,393,144 lbs of nickel and 3,117,490 lbs of copper were recovered from 278,263 tons milled. The mine was forced to close February 6, 1976 when Falconbridge Nickel terminated its contract to buy the concentrates. The open pit and workings have remained flooded since 1976.

Four zones of mineralization were outlined by drilling during the 1950's and early 1960's. They are the Shaft Orebody, "A" Orebody, "A" South Extension, "E" zone north of the Shaft. In 1961, G.H. Dumont (P.Eng.) estimated the resources for each zone as follows.

--------------------  ---------  ----  ----  ----------------------  ---------------------------------
       ZONE            TONNAGE   CU %  NI %  PRECIOUS METAL CONTENT               REMARKS
--------------------  ---------  ----  ----  ----------------------  ---------------------------------
Shaft                 369,000    0.89  0.53  Pt - 0.008 opt          (less  83,000 tons of 0.70% Cu +
                                             Pd - 0.016 opt          0.35% Ni on  adjoining  claim TR
                                             Au - 0.01 opt           1623)
                                             Ag - 0.13 opt
--------------------  ---------  ----  ----  ----------------------  ---------------------------------
"A"                   735,000    0.45  0.26  0.75 opt combined       (drilled on 50-foot centres)
--------------------  ---------  ----  ----  ----------------------  ---------------------------------
"A" South Extension   3,764,000  0.32  0.19  0.75 opt combined       (drilled on 100-foot centres)
--------------------  ---------  ----  ----  ----------------------  ---------------------------------
"E" (North of Shaft)  547,000    0.29  0.16  0.66 opt combined       (drilled on 100-foot centres)
--------------------  ---------  ----  ----  ----------------------  ---------------------------------

The "Shaft" zone has had a number of resource calculations reported since 1961. In 1966, John C. Dumbrille (P.Eng.) calculated a resource for the Shaft area at 900,000 tons averaging 0.61% Cu, 0.37% Ni with no grade estimate for precious metal and cobalt content. The last resource estimate, done in 1972 by D.G. Wahl (P.Eng.) for Jack Koza Limited, outlined 373,863 tons grading 0.79% Cu and 0.44% Ni. The historical resource estimates are not 43-101 compliant and therefore should not be relied upon. The estimates that were calculated by separate professionals at different points in time are comparable for the Shaft zone and are therefore considered to be somewhat reliable. The Company's activities for the property may include validating the resource estimates in a form that is 43-101 compliant.

Reports suggest that the depth and strike potential of mineralized zones have not been fully explored. In addition, mineralized zones on the property contain precious metals (Pt, Pd, Au, Ag) and cobalt that do not appear to have been fully assessed. Higher grade zones may also occur within the existing resource or elsewhere on the property that are amenable to underground mining.

Peter Caldbick. P. Geo. is the Qualified Person for the purposes of National Instrument 43-101 for the Company's Ajax Project.

In December 2005, the Company had a detailed Geotech airborne VTEM geophysical survey flown over the Ajax property to follow the down plunge extension of the Ajax nickel-copper-pgm sulphide resource, and to evaluate possible untested new zones at depth. The new VTEM system has the potential to see mineralized targets at depths not attainable by some older airborne or ground geophysical systems. Survey results are pending. When received, the survey results will be compiled with historical data to help outline existing and identify new zones for testing. The results will also be used to design a drill program to outline a 43-101 compatible resource calculation for existing mineralization beneath the Ajax open pit and its extension.

B.       BANTING CHAMBERS PROPERTY, ONTARIO

On July 21, 2005, the Company acquired an option to earn a 100% interest in the Banting Chambers Property located approximately 20 km northwest of Temagami, Ontario. Under terms of the agreement the Company is to pay $22,500 ($5,000 paid), issue 150,000 common shares (50,000 shares issued at a deemed price of $0.09 per share) over two years and incur $110,000 in exploration expenditures over three years. The property is subject to a 2% net smelter return royalty is payable on the property half of which can be purchased for $500,000. The agreement was accepted for filing by the Exchange on August 23, 2005.

The Banting Chambers Property is a copper-nickel-platinum-palladium-gold-silver prospect which consists of four, 62 unit claims. The targets are two gabbroic intrusives located in Banting and Chambers Townships which may be similar to the Ajax Mine, located 6.5 kilometers southwest, which are hosted in a gabbroic intrusive. The Company recently acquired the property which has the Ajax Mine situated on it (see News Release dated June 23, 2005). Surface bedrock exposure on both the Banting and Chambers intrusives is less than 5% which limited historical surface mapping.

In addition, Temex Resources announced a high grade gold discovery assaying 6,222 grams per tonne from a 10 centimetre vein in a mafic intrusive boulder on March 30, 2004. Temex has acquired a large land package in efforts to trace the source of the boulder. The land package is adjacent to the Banting/Chambers gabbro intrusions.

In December 2005, the Company had a detailed Geotech airborne VTEM geophysical survey flown over the Banting-Chambers property. Results from this survey are pending. The results will be compared to results from the Ajax airborne survey to help identify nickel-copper-pgm sulphide zones similar to those at Ajax.

C.       STRATHY TOWNSHIP PROPERTY, ONTARIO

On July 19, 2005, the Company agreed to acquire a 100% interest in three (3) mineral claims comprising a total of 11 units located in the Strathy Township, Ontario in the Sudbury Mining Division, Ontario. Under terms of the agreement the Company agreed to pay $20,000 (paid). The property is subject to a 1% net smelter return royalty is payable on the property which can be purchased for $250,000.

This property is adjacent to the Ajax property and was also flown with the Geotech VTEM airborne survey (refer to Ajax Property discussion above).

MAGNUM PROPERTY, QUEBEC

On March 24, 2005, the Company entered into an Assignment Agreement with Vault Minerals Inc. ("Vault") of Kirkland Lake, Ontario to acquire a 100% interest in the Magnum Property. Under terms of the agreement, the Company is to pay $50,000
(paid) and issue 300,000 common shares (issued at a deemed price of $0.08 per share). The underlying agreement requires the Company to spend $25,000 in exploration expenditures by June 12, 2005 ($25,000 paid) and an additional $225,000 by October 25, 2007 ($14,481 paid). A 2% royalty is payable on the property, half of which can be purchased for $1,000,000.

Prospecting in May 2005 on the Magnum Property discovered a new shear zone with sulphide mineralization. Subsequent trenching has uncovered two separate zones. These chlorite, sericite and silica altered zones are about 25 metres apart and are each 8 to 10 metres wide. Sulphide mineralization is widespread within and outside of the shear zones. Samples have been taken with analyses pending.

The Magnum Property consists of two separate claim blocks in Urban Township, Quebec, and totals 721 hectares. The Magnum Property is adjacent to the south and west of Noront Resources Inc.'s significant new gold discovery at Windfall Lake. The Magnum Property is also contiguous with Murgor Resources Inc.'s Windfall Property (50% Murgor and 50% Freewest Resources Canada Inc.) on which they also announced a new gold discovery.

The agreement was accepted for filing by the Exchange on May 10, 2005.

The Company has completed a regional and property compilation for the Magnum property. Follow-up prospecting identified a mineralized shear zone on the SE claim block. The zone has been followed for 150 metres along strike and is characterized by strong pervasive, rusty carbonate-sericite-sulphide alteration and strong shearing. Narrow quartz-carbonate veins are found randomly within the finely disseminated pyrite and pyrrhotite zone. Limited grab samples from surface and chip samples from trenching failed to identify significant gold mineralization in this area. The potential for gold mineralization along strike or within parallel zones on the SE claim block is being assessed.

Compilation of data for the NW claim block indicates the area is largely underlain by intermediate to felsic pyroclastic rocks with pervasive carbonate alteration. A relatively strong linear airborne magnetic anomaly occurs for about 600 metres. No surface explanation for the anomaly is available. Geochem and/or ground geophysical surveys are being considered to help outline an area for trenching or drill testing the linear feature. Possible targets include volcanogenic massive copper-zinc sulphide zones, and shear hosted or structure controlled gold mineralization similar to Noront's and Murgor's gold discoveries.

TETAGOUCHE PROPERTY, NEW BRUNSWICK

On May 6, 2005, the Company acquired an option to earn a 100% interest in the Tetagouche Property, New Brunswick. Consideration is $40,000 ($10,000 paid) and 150,000 common shares (30,000 shares issued at a deemed price of $0.075 per share) over a three year period. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $750,000. The agreement was accepted for filing by the Exchange on June 30, 2005.

Gold and silver mineralization on the Tetagouche Property is associated with silicified zones in shears within a meta-sedimentary/volcanic sequence of sericite and chlorite-sericite schists. Mineralization within silicified zones consists mainly of arsenopyrite with associated silver and gold. Higher grade zones contain patches of sphalerite and galena. Disseminated arsenopyrite can be found in the sericite and chlorite schists adjacent to the silicified zones and increases in concentration closer to the zones.

Silver - gold intercepts (10.33oz Ag/ton, 0.012 oz. Au/ton over 5.9m core length, and 4.27 oz Ag/ton, 0.044 oz. Au/ton over 9.66m ) cored in two previous drill holes in 1989 are open along strike and at depth. Mineralization occurs within silicified felsic tuffs of the Ordovician Tetagouche Group as well as in Devonian gabbro. Pyrite, arsenopyrite, galena and sphalerite are the principal sulfides accompanying mineralization.

Subsequent to year end, the Company drilled four diamond drill holes totalling 263 metres. DDH-TS-05-01 intersected 3.1 metres of 621.3 g/t Ag, 0.74g/t Au/t./3.1 metres. DDH-TS-05-04 intersected 174.9g/t Ag, 0.66g/t.Au over a core length of 7.7 metres. Included in this latter intercept was a higher grade zone of 416g/t Ag, 1.16g Au/g/t over 2.3 metres. Hole TS-05-04 tested the down dip extension of a silver-gold zone drilled in 1989 that intersected 353.2/t Ag, 0.42g/t Au over 5.88 metres, including 1.52m of 1062g/t Ag and 0.76g/t Au.

The precious metal mineralization has been explored to shallow depths over a strike length of 120 metres and is open along strike and to depth. Two discrete mineralized zones were intersected in most drill holes. The vein - breccia type mineralization, which also contains lead and zinc, occurs within Ordovician felsic volcanics and tuffs of the Bathurst base metal mining district. The breccia veins are characterized by silica flooding and strong sericite alteration.

Additional exploration including geophysics and diamond drilling is planned for the 2006 field season. This exploration program will also explore other significant untested geochemical and geophysical anomalies on the 67 claim (1072 hectare) property.

MENNIN LAKE PROPERTY, ONTARIO

On July 28, 2005, the Company acquired an option to earn a 100% interest in the Mennin Lake Property, Ontario. The Mennin Lake Property is being acquired for $142,000 ($12,000 paid) and 300,000 common shares (50,000 shares issued at a deemed price of $0.08 per share) payable over four years. The Company must incur an aggregate of $160,000 in exploration expenses on the Property over four years. The property is subject to a 2% net smelter return royalty, half of which may be purchased for $2,000,000. Commencing on the fifth anniversary of the agreement advance royalty payments of $15,000 are payable each year. The agreement was accepted for filing by the Exchange on August 24, 2005.

The Mennin Lake Property consists of 7 mining claims in the Kenora Mining Division, Ontario. The Property is located 53 km south of Dryden, Ontario. Dome Exploration first found molybdenum mineralization in narrow quartz veins within granodiorite while prospecting in 1965. In 1966, Dome's soil survey outlined a 1700m long and 300-800m wide molybdenum anomaly.

Three holes were drilled to test part of the anomaly late in 1966. According to Ontario Geological Survey (OGS) Report #5659, "No single, discrete mineralization zone was intersected by the drilling; it was found instead that the granodiorite is invaded by numerous quartz veins and stringers ranging from a fraction of a centimeter to over 15 cm. wide mineralized with molybdenite flakes, and fine gained films on slip planes and minor chalcopyrite, pyrite and fluorite. All three drill holes revealed similar mineralization patterns and vein distributions." No assays are available, however intersections were considered not economic at the time and no further work was reported.

In 1982, the OGS discovered more molybdenum mineralization in north trending quartz veins approximately 3 km north of the initial Dome Discovery, on the Mennin Lake Property. OGS report #5659 indicates the style of mineralization is the same for both occurrences and "every quartz vein, regardless of width, carries at least some molybdenite".

The primary exploration target for the Mennin Lake property is a large tonnage molybdenum-copper body. Reports suggest there may also be tungsten and/or tin associated with the mineralization.

The Company has completed two grids over mineralized zones identified in historical documents and by prospecting on the property. The next step will include soil geochemical surveys to outline the extent of mineralization followed by Induced Polarization (IP) and magnetometer surveys to outline areas with increased sulphide mineralization for follow-up trenching and drilling.

FRIPP PROPERTY, ONTARIO

On August 22, 2005, the Company acquired an option to purchase a 100% interest in the Fripp Property, Ontario. Under terms of the agreement the Company is to pay $5,000 (paid), issue 100,000 common shares (25,000 shares issued at a deemed price of $0.125 per share) over four years and incur $20,000 in exploration expenditures by December 31, 2005. The exploration deadline was extended until the property can be flown by Geotech's VTEM airborne system in 2006. The property is subject to a 1% net smelter return royalty is payable on the property, half of which can be purchased for $500,000. The agreement was accepted for filing by the Exchange on September 30, 2005.

The Fripp Property is adjacent to and on strike with the Fripp massive to semi-massive sulphide copper occurrence (147,000 tons of 1.41% copper). The
Property covers more than 2 kilometers of the northwest extension of the favorable ultramafic sill and flows that host the Fripp copper mineralization. Trenching in 1965 uncovered narrow pyrrhotite veins in a serpentinized ultramafic sill on the Property. Grab samples returned assays as high 1.28% Ni from vein material with samples of disseminated pyrrhotite in the ultramafic near its' contact with diorite returning up to 0.5% nickel. The Company plans to explore this zone and other parts of the Property that have not been thoroughly tested for massive nickel-copper mineralization. The next step will be to fly the property with the VTEM airborne survey to identify potential nickel and copper sulphide mineralization for follow-up by ground soil geochemical surveys, trenching or drilling.

CONNOR CREEK PROPERTY, BRITISH COLUMBIA

On September 20, 2005, the Company acquired from Kootenay Gold Inc. an option to earn a 50% undivided interest in the Connor Creek Property, British Columbia (Nelson Mining Division). Under the terms of the agreement the Company is to issue 400,000 common shares (200,000 shares issued at a deemed price of $0.09 per share on January 11, 2006) over four years and incur $1,000,000 in exploration expenditures over four years. If commercial production is reached, an additional 250,000 shares are payable. The agreement was accepted for filing by the Exchange on December 22, 2005.

The Connor Creek  property  contains a new shear  hosted gold  discovery in area
with  previously  known  gold   occurrences.   There  are  two  styles  of  gold
mineralization found on the property:

o Gold bearing semi-massive to massive sulfide veins containing pyrrhotite, chalcopyrite, arsenopyrite, sphalerite, and galena. This type of mineralization is similar to the sulfide veins in the Rossland Camp, which produced nearly 3.0 million ounces of gold from 1897 to the 1950's. Three previously known occurrences of this type of mineralization occur on the property.

o New gold mineralized shear zone containing disseminated to semi massive sulfides. Grab samples from bedrock contained gold values ranging from background to 30,765 ppb gold, greater than 10,000 ppm copper, 10,000 ppm zinc and 1000 ppm silver. The new shear zone has been traced for over 300 meters of strike and previous untested gold anomalies in soils and old pits occurring along the strike of the shear suggest a significant minimum lateral extent of gold mineralization of 1000 meters. The shear is open in both directions and is about 50 meters wide. Sampling to date are grab samples.

o A soil sampling survey was conducted late in the 2005 season over the new gold mineralized shear and one of the historic gold occurrences. A grid measuring 2.0 km by 650 meters was established with wing lines each 50 meters and samples collected on them at every 25 meters. In areas of greater overburden wing lines were spaced at 100 meters. Results of the survey are very positive showing good coincident gold, copper and zinc geochemical anomalies. The primary anomaly trends north south for at least 1.5 km by 500 meters. It trends off of the grid coverage in both directions. Gold values range to a high of 1554.1 ppb, copper to 603.8 ppm and zinc to 1472 ppm from background levels of less than 6 ppb gold, less than 30 ppm copper and less than 110 ppm zinc. A second coincident anomaly sits in the northwest part of the grid and spans discontinuously between 450 and 650 meters by 175 and 300 meters. This anomaly also trends north south and contains highs of 414.5 ppb gold, 326.4 ppm copper and 668 ppm zinc against the same background values. Internal to the overall trend are north northeast and northwest trends. The anomalies seem to reflect structural zones and possibly an intrusive contact.

o Initial 2006 work plan includes a detailed airborne magnetometer and electromagnetic survey to be flown in late winter followed by detailed mapping and trenching.

The mineralized shear represents an exciting new target for the area discovered in a logging road.

The property has the potential to host Rossland (TAG) high grade vein type deposits and for medium to high grade shear type deposits.

Kootenay is the operator of the project and geologic mapping, gridding, soil geochemistry and preliminary trenching are planned over the shear hosted gold system.

All samples were assayed by Acme Analytical Labs in Vancouver, B.C. using an ICP package with geochem gold. The foregoing geological disclosure has been reviewed and verified by Kootenay's CEO, James McDonald, P.Geo. (A QUALIFIED PERSON FOR THE PURPOSE OF NATIONAL INSTRUMENT 43-101, STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS). Mr. McDonald is a director of the Company.

HUNTER GOLD PROPERTY, ONTARIO

On September 19, 2005, the Company acquired an option to earn a 100% undivided interest in the Hunter Gold Property, located in the Catharine Township, Ontario. Under the terms of the agreement the Company is to pay $45,000 over three years, issue 250,000 common shares (75,000 shares issued at a deemed price of $0.095 per share on December 1, 2005) over three years and incur $75,000 in exploration expenditures over three years. There is a 2% net smelter return royalty payable on the property, of which half may be purchased for $500,000 and an additional .5% may be purchased for an additional $500,000. There is an underlying royalty on portions of the property ranging from 2 to 4%. The agreement was accepted for filing by the Exchange on November 21, 2005.

The property covers an historical showing that was examined by Goldfields Canadian Mining Limited back in 1993. Goldfields' stripping uncovered two parallel gold bearing structures that have not been fully tested.

The Company plans to establish grids for sampling and geophysics of known mineralized zones and their potential extensions prior to trenching and drilling

WILLET PROPERTY, ONTARIO

On October 12, 2005, the Company acquired an option to earn a 100% undivided interest in the Willet Property Willet Property, located in Willet Township, Ontario. Under the terms of the Agreement, the Company is to pay $30,000, issue 200,000 common shares and incur work expenditures of $75,000 all over a period of three years. There is a 2% net smelter return payable on the property, of which half may be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on March 1, 2006.

The Willet Property consists of 640 acres and is underlain by Nippising Diabase and the Lorrain Formation. Located on the Property is the Lucky Godfrey Mine which has a shaft to 102 feet with a level at 100 feet with 300 feet of drifting. The mine shipped one car load of silver ore in 1910. The Property has two vein systems ranging from 1 to 3 feet wide and is prospective for silver-cobalt and for diamonds as it is located just west of the Montreal River Fault. The Company plans prospecting, mapping and geophysics for the Property during the summer of 2006.

HORWOOD PROPERTY, ONTARIO

In January 2006, the Company assembled a large land package of over 10,920 acres in the Horwood Lake area of Ontario, approximately 30 miles southwest of Timmins, by optioning from various vendors four properties: Horwood Gold, Horwood Gold 2, Labbe and Ross-Windsor. These properties cover the main part of the Horwood Lake peninsula. Their amalgamation as the "Horwood Property" represents the first time the area will be explored systematically by one company.

The Horwood Property possesses significant exploration potential to host economic gold mineralization within both altered carbonate-silica-pyrite rich zones in porphyritic phases of the Horwood Peninsula Pluton (HPP), and quartz veins located close to the HPP in footwall mafic volcanic flows. Drilling within the HPP by past operators suggests that gold mineralization may be linked to bleached mineralized quartz carbonate veins. The actual orientations of the vein systems have yet to be defined or thoroughly investigated. Such is the case for the Labbe occurrence where 3 seperate mineralized pyritic zones occur within quartz carbonate vein stockworks hosted by sheared bleached and silicified granodiorite. (a recent grab sample of the Labbe #3 occurrence returned a value of 10.30 g/t Au).

In 1995, drilling by Haddington Resources Ltd. to the north of the Labbe occurence intersected a 2.65 m zone containing semi-massive bands and blebs of copper and zinc sulphide mineralization in altered mafic to intermediate metavolcanics hosting feldspar porphyry dikes. A vertical drill hole testing the up-dip projection of an earlier drill intersection of 0.042 oz/t Au over 1.0 meter intersected 0.34 oz/t Au over 1.45 meters. A Mise A La Masse survey suggests that the gold/sulphide zone trends in an easterly direction parallel to the local metavolcanic stratigraphy for at least 220 meters and the strike extensions have yet to be drill tested. Two grab samples taken from a trench near these drill holes returned values of 3.33 g/t Au and 3.02 g/t Au. These occurrences suggest that gold mineralization occurs within a variety of environments that are structurally controlled.

The Company plans to first compile all historical data, then outline existing and new mineralized zones through mapping, geophysics, geochemistry and surface sampling for follow-up by trenching or drilling.

HORWOOD GOLD PROPERTY, ONTARIO

On January 4, 2006, the Company acquired an option to earn a 100% undivided interest in the Horwood Gold Property. Under the terms of the Agreement, the Company is to pay to the Optionor $50,000 and issue 200,000 common shares both over a period of two years. There is a 3% net smelter return payable on the property, of which two-thirds may be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on March 22, 2006.

HORWOOD GOLD 2, ONTARIO

On January 4, 2006, the Company purchased one mineral claim from Jennah Durham, Christina McManus, Tina Petroni and Denis Laforest. Under the terms of the agreement, the Company paid $6,000. There is a 2% net smelter return payable, of which half may be purchased for $500,000.

LABBE PROPERTY, ONTARIO

On January 4, 2006, the Company acquired an option to earn a 100% undivided interest in the Labbe Property. Under the terms of the Agreement, the Company is to pay $30,000 and issue 200,000 common shares both over a period of two years. There is a 3% net smelter return payable on the property, of which two-thirds may be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on March 22, 2006.

ROSS WINDSOR PROPERTY, ONTARIO

On January 4, 2006, the Company acquired an option to earn a 100% undivided interest in the Ross Windsor Property. Under the terms of the Agreement, the Company is to pay $35,000, issue 175,000 common shares and incur $20,000 in work expenditures all over a period of three years. There is a 3% net smelter return payable on the property, of which two-thirds may be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on March 22, 2006.

EAST BRECCIA PROPERTY, ONTARIO

On March 1, 2006, the Company acquired an option to earn a 100% undivided interest in the East Breccia Property located in the Nicolet Township, Ontario. Under the terms of the Agreement, the Company is to pay $142,000 (paid $12,000), issue 300,000 common shares (50,000 shares issued at a deemed price of $0.15 per share) and incur $160,000 in work expenditures all over a period of four years. There is a 2% NSR payable, which may be purchased for $2,000,000. The agreement was accepted for filing by the Exchange on June 1, 2006.

The property hosts the East Breccia, and half of the West Breccia that were formerly owned along with the South and Breton Breccias by the Tribag Mining Company. Between 1967 and 1974, the Tribag Mining Company produced about 1.25 million tonnes of ore averaging 2% copper from the Breton Breccia and part of the West Breccia.

The East Breccia is the largest of the breccias and has never been mined. It has been explored by a 294 foot adit and drilling during the late 1960's and early 1980's.

GOULD COPPER MINE PROPERTY, ONTARIO

On September 19, 2005, the Company acquired an option to earn a 100% undivided interest in the East Breccia Property located in the Nicolet Township, Ontario. Under the terms of the Agreement, the Company is to pay $50,000 (paid $5,000), issue 160,000 common shares (25,000 shares issued at a deemed price of $0.095 per share) and incur $100,000 in work expenditures all over a period of four years. There is a 2% NSR payable, half of which may be purchased for $750,000. The agreement was accepted for filing by the Exchange on June 2, 2006.

The Property is located 26 km west of Elliot Lake and is road accessible. Five quartz vein and stockwok zones have been exposed by historical trenching, drilling and an adit along a 3 km strike length on the Property. Exploration activities will focus on delineating the strike and down dip extent of the zones along with the potential for parallel zones on the Property.

ANDERSON LAKE PROPERTY, ONTARIO

On April 15, 2006 the Company aquired an option to earn a 100% interest in the Anderson Lake Property located in the McTavish Township, Ontario. Consideration for the Property consists of $142,000, 300,000 shares and a work commitment of $160,000 all over a period of four years. There is a 3% net smelter return payable, of which two-thirds may be purchased for $1,500,000. Advance royalty payments of $15,000 per year will commence on the fifth year anniversary date of signing the agreement.

The Anderson Lake Property is accessible by highway, secondary gravel roads and an ATV trail. A power line is located adjacent to the south east corner of the property. The property is underlain by Precambrian highly altered sediments (biotite-schist) and granite. Molybdenite mineralization is associated with pegmatite dykes along the sediment granite contact. The property has seen very limited exploration since it was first trenched in the late 1930's. Historical trenching traced molybdenite mineralization for more that 790 metres along strike with the average true width of the mineralized zone reported at 12.8 metres.

Eighteen holes were drilled in 1958. The mineralized zone was found to strike north-south with a 40 degree dip to the east. Hole 8 reportedly intersected a high grade zone assaying 16.63% molybdenite over 2.13 metres of core length. The Company plans to re-open historical trenches and strip new areas to map and sample in order to produce an average grade for the zone. Drilling to define a resource will be considered based on the results of surface sampling.

PATENT GOLD PROPERTY, ONTARIO

On May 2, 2006 the Company acquired an option to earn a 100% interest in the Patent Gold Property located in the Sewell and Reeves Townships, Ontario. Consideration consists of $70,000 payable over three years and 250,000 shares payable over three years. The Company must incur an aggregate of $130,000 in exploration expenses on the Property over three years. There is a 3% net smelter return of which two-thirds may be purchased for $1,500,000.

The patent property is located 1.5 km south of Highway 101 and is accessible by gravel road and an ATV trail in Sewell Township. Gold mineralization was first discovered in 1916. According to government reports, trenching and stripping at that time uncovered a north-south oriented chlorite-carbonate altered shear zone in mafic to intermediate volcanics. The shear zone is largely filled with irregular masses of quartz. The vein material mixed with altered country rock can reach up-to 50 feet in width. Pyrite, pyrrhotite, chalcopyrite, calcite, tourmaline, and mariposite (chrome mica) are associated with the quartz veins. The country rock is also reportedly to be liberally impregnated with sulphides. Limited work has been done on the property since it was initially trenched and stripped.

Historical trenches and stripped areas have slumped in and are largely overgrown with vegetation. The Company plans to reopen the trenches, and conduct an extensive sampling programme to establish the gold potential for the area.

KEITH-SEWELL AND MORIN PROPERTY GROUP, ONTARIO

On May 28, 2006 the Company acquired an option to earn a 100% interest in the Morin Property located in the Keith Township, Ontario and on April 10, 2006 the Company acquired an option to earn a 100% interest in the Keith Sewell Property located in the Keith and Sewell Townships, Ontario

The Keith-Sewell consists of two properties with consideration for both consisting of $90,000 payable over two years and 420,000 shares payable over two years. There is a 3% net smelter return on the Keith-Sewell property of which two-thirds may be purchased for $1,500,000. Consideration for the Morin property consists of $110,000 payable over three years and 220,000 shares payable over three years. There is a 3% net smelter return on the Morin property of which half may be purchased for $1,000,000.

The Keith-Sewell properties consist of separate claim blocks in Keith Township and Sewell Township. The properties are road accessible and are underlain by a volcano-sedimentary sequence ranging from variably altered, and locally sheared, ultramafic sills to felsic volcanics and clastic sediments.

Historical work on the claim groups has identified sporadic nickel and/or gold mineralization. One of the Keith Township claim blocks is located immediately south of the former gold producing Joburke mine. It is also adjacent to the west boundary of PGM Ventures' Sangold Property. In January, 2006, PGM reported that drill holes SND-05-09 (a) and SND-05-18 (a) intersected 24.05m averaging 2.59 g/t gold and 8.90m of 13.04 g/t gold, respectively.

The Morin property is road accessible and is underlain by a volcano-sedimentary sequence ranging from variably altered, and locally sheared, mafic to felsic volcanics and clastic sediments.

The Property is located east and south-east of the former gold producing Joburke mine. It is also adjacent to PGM Ventures' Sangold Property. In January, 2006, PGM reported that drill holes SND-05-09 (a) and SND-05-18 (a) intersected 24.05m averaging 2.59 g/t gold and 8.90m of 13.04 g/t gold, respectively.

The Company plans to complete a preliminary prospecting and mapping program on the properties followed by geophysics, geochem and/or trenching to assess the mineralization potential.

HOLLOWAY PROPERTY GROUP, ONTARIO

On May 18, 2006 the Company acquired an option to earn a 100% interest in the Holloway 1 Property located in the Holloway and Frecheville Township, Ontario and on May 18, 2006 the Company acquired an option to earn a 100% interest in the Holloway 2 Property located in the Holloway Township, Ontario.

The consideration for the Holloway 1 property consists of $250,000 payable over four and one half years and 500,000 shares payable over four years. There is a 3% net smelter return on the Holloway 1 property of which two-thirds may be purchased for $3,000,000. In addition, there are 100,000 issuable after completion of a positive feasibility study and $12,500 in advance royalty payments every six months commencing after all other payments are made. The consideration for the Holloway 2 property consists of $20,000 and 200,000 shares payable over one year. There is a 2% net smelter return payable on the Holloway 2 property.

The properties straddle the Destor-Porcupine-Fault-Zone (DPFZ) which is intimately associated with gold mineralization in the Harker-Holloway and Timmins-Porcupine gold camps. Historical work on the Holloway properties outlined a strong Induced Polarization (I.P.) anomaly that could be associated with a pyrite bearing alteration zone containing gold along the DPFZ.

The Company plans to establish a grid and complete an IP survey to relocate the historical IP anomaly for testing by geochem, trenching and/or drilling

LOVELAND PROPERTY GROUP, ONTARIO

On May 18, 2006 the Company acquired an option to earn a 100% interest in the Loveland 1 Property located in the Loveland and Byers Townships, Ontario and on May 18, 2006 the Company acquired an option to earn a 100% interest in the Loveland 2 Property located in the Loveland, Byers and Thorburn Townships, Ontario.

The consideration for each for each of the Loveland properties consist of $300,000 payable over five years, 600,000 shares payable over five years and a work commitment of $150,000 over five years. There is a 3% net smelter return of which two-thirds may be purchased for $3,000,000. In addition, there are 100,000 issuable after completion of a positive feasibility study and $12,500 in advance royalty payments every six months commencing after all other payments are made.

The recent Megatem Airborne Geophysical Survey, flown as part of the Discovery Abitibi initiative, has identified numerous electromagnetic anomalies that could represent massive sulphide mineralization on the properties. The properties are underlain by felsic to ultramafic volcanics and intrusives that are favourable for hosting volcanogenic copper-zinc, or ultramafic related nickel-copper deposits. The Loveland 2 property also hosts an historical nickel-copper sulphide zone discovered by Cominco. The properties are about 25 km due west of the Kidd Creek copper-zinc-silver deposit, and 30 km due east of the Montcalm nickel-copper deposit.

The Company's consulting geophysicist is assessing the Megatem data to identify the most favourable targets for ground follow-up by prospecting, geophysics, and geochem, prior to testing by trenching or drilling.


                     DESCRIPTION OF THE COMPANY'S SECURITIES


Upon completion of the Arrangement the authorized capital of the Company will consist of an unlimited number of common shares without par value.

All Common Shares, both issued and unissued, rank equally as to dividends, voting powers and participation in assets. No shares have been issued subject to call or assessment. There are no preemptive or conversion rights and no provision for redemption, purchase for cancellation, surrender or sinking funds.


                      PRO FORMA CONSOLIDATED CAPITALIZATION


PRO FORMA CAPITALIZATION

The following table sets forth a summary of the pro forma share capital of the Company based on the pro forma consolidated financial statements contained in the Circular after giving effect to the Arrangement:

                        AMOUNT OUTSTANDING AS AT      ESTIMATED AMOUNT
                      ---------------------------     OUTSTANDING UPON
  DESIGNATION OF       APRIL 30,       AUGUST 11,      COMPLETION OF
    SECURITY             2006            2006         THE ARRANGEMENT
------------------    -----------     -----------     ----------------
  Common Shares       $ 8,250,590     $10,326,420     $     10,326,420
Authorized number:     45,667,915      60,020,748           60,020,748
   unlimited
------------------    -----------     -----------     ----------------

FULLY DILUTED SHARE CAPITAL

A summary of the Company's fully diluted share capital giving effect to the Arrangement is as follows:

------------------------------------------------- -----------  ----------
                                                  NUMBER OF    PERCENTAGE
                                                  SECURITIES    OF TOTAL
------------------------------------------------- -----------  ----------
(a)      Issued as of July 31, 2006                60,020,748       54.4%

(b)      Securities reserved by the Company
         for future issue as of July 31, 2006

         o        Warrants (1)                     38,683,521       35.0%

         o        Options (1) 5,984,000 5.4%

------------------------------------------------- -----------  ----------
                                                  NUMBER OF    PERCENTAGE
                                                  SECURITIES    OF TOTAL
------------------------------------------------- -----------  ----------
         o        Property Option Commitments (1)   5,785,000        5.2%
------------------------------------------------- -----------  ----------
         Total:                                   110,473,269        100%

(1)      See "Options and Other Rights to Purchase Shares" below.


                             DIRECTORS AND OFFICERS


The Company's directors and officers, as well as management, will remain the same after completion of the Arrangement.


                   OPTIONS AND OTHER RIGHTS TO PURCHASE SHARES


OUTSTANDING OPTIONS

After the Arrangement, the Company will have an aggregate of 5,984,000 Options outstanding to purchase Common Shares at Option exercise prices ranging from $0.10 to $0.20, as follows, with no assurance that any of the Options will be exercised in whole or in part:

----------------- ------------- ----------------- --------- --------------------
                                                   EXERCISE
  OPTION HOLDER      NUMBER       DATE OF GRANT     PRICE     EXPIRATION DATE
----------------- ------------- ----------------- --------- --------------------
Richard W. Hughes      85,000   December 19, 2002   $0.20   December 18, 2007
----------------- ------------- ----------------- --------- --------------------
                       62,000   March 3, 2003       $0.20   March 2, 2008
----------------- ------------- ----------------- --------- --------------------
                       70,000   January 6, 2004     $0.20   January 5, 2009
----------------- ------------- ----------------- --------- --------------------
                      883,000   October 13, 2005    $0.10   October 13, 2010
----------------- ------------- ----------------- --------- --------------------
                      175,000   February 2, 2006    $0.20   February 2, 2011
----------------- ------------- ----------------- --------- --------------------
                      650,000   July 6, 2006        $0.15   July 6, 2011
----------------- ------------- ----------------- --------- --------------------
Alan Campbell         250,000   July 28, 2005       $0.10   July 28, 2010
----------------- ------------- ----------------- --------- --------------------
                       50,000   October 13, 2005    $0.10   October 13, 2010
----------------- ------------- ----------------- --------- --------------------
                       70,000   February 2, 2006    $0.20   February 2, 2011
----------------- ------------- ----------------- --------- --------------------
                      200,000   July 6, 2006        $0.15   July 6, 2011
----------------- ------------- ----------------- --------- --------------------
John Keating          325,000   July 28, 2005       $0.10   July 28, 2010
----------------- ------------- ----------------- --------- --------------------
                       50,000   February 2, 2006    $0.20   February 2, 2011
----------------- ------------- ----------------- --------- --------------------
                       50,000   July 6, 2006        $0.15   July 6, 2011
----------------- ------------- ----------------- --------- --------------------
Joseph Montgomery     100,000   October 13, 2005    $0.10   October 13, 2010
----------------- ------------- ----------------- --------- --------------------
                       20,000   July 6, 2006        $0.15   July 6, 2011
----------------- ------------- ----------------- --------- --------------------
James McDonald        200,000   July 28, 2005       $0.10   July 28, 2010
----------------- ------------- ----------------- --------- --------------------
                       20,000   February 2, 2006    $0.20   February 2, 2011
----------------- ------------- ----------------- --------- --------------------

----------------- ------------- ----------------- --------- --------------------
                                                  EXERCISE
  OPTION HOLDER      NUMBER       DATE OF GRANT     PRICE     EXPIRATION DATE
----------------- ------------- ----------------- --------- --------------------
                       25,000   July 6, 2006        $0.15   July 6, 2011
----------------- ------------- ----------------- --------- --------------------
Lynn W. Evoy           85,000   October 8, 2002     $0.10   October 8, 2007

----------------- ------------- ----------------- --------- --------------------
                       62,000   March 3, 2003       $0.20   March 2, 2008
----------------- ------------- ----------------- --------- --------------------
                      140,000   January 5, 2004     $0.20   January 5, 2009
----------------- ------------- ----------------- --------- --------------------
                       13,000   October 13, 2005    $0.10   October 13, 2010
----------------- ------------- ----------------- --------- --------------------
                       50,000   July 6, 2006        $0.15   July 6, 2011
----------------- ------------- ----------------- --------- --------------------
Consultants            85,000   October 8,          $0.10   October 8, 2007
                                2002
----------------- ------------- ----------------- --------- --------------------
                       62,000   March 2,            $0.20   March 2, 2008
                                2003
----------------- ------------- ----------------- --------- --------------------
                       50,000   June 16,            $0.20   June 16, 2008
                                2003
----------------- ------------- ----------------- --------- --------------------
                      170,000   January 5, 2004     $0.20   January 5, 20097
----------------- ------------- ----------------- --------- --------------------
                      185,000   July 28, 2005       $0.10   July 28, 2010
----------------- ------------- ----------------- --------- --------------------
                       90,000   October 13, 2005    $0.10   October 13, 2010
----------------- ------------- ----------------- --------- --------------------
                      130,000   February 2, 006     $0.20   February 2, 2011
----------------- ------------- ----------------- --------- --------------------
                      115,000   July 6, 2006        $0.15   July 6, 2011
----------------- ------------- ----------------- --------- --------------------
Management             85,000   October 8, 2002     $0.10   October 8, 2007
Company Employees
----------------- ------------- ----------------- --------- --------------------
                       62,000   March 2, 2003       $0.20   March 2, 2008
----------------- ------------- ----------------- --------- --------------------
                       50,000   January 5, 2004     $0.20   January 5, 2009
----------------- ------------- ----------------- --------- --------------------
                      550,000   July 28, 2005       $0.10   July 28, 2010
----------------- ------------- ----------------- --------- --------------------
                      195,000   October 13, 2005    $0.10   October 13, 2010
----------------- ------------- ----------------- --------- --------------------
                      190,000   February 2, 2006    $0.20   February 2, 2011
----------------- ------------- ----------------- --------- --------------------
                      330,000   July 6, 2006        $0.15   July 6, 2011
----------------- ------------- ----------------- --------- --------------------

(1)      See  "The  Arrangement  -  Effect  of  Arrangement  on  Existing  Share
         Commitments".

OUTSTANDING WARRANTS

After the Arrangement, the Company will have an aggregate of 38,583,521 Warrants outstanding to purchase Common Shares at Warrant exercise prices ranging from $0.10 to $0.20 as follows, with no assurance that any of the Warrants will be exercised in whole or in part:

                              EXERCISE
  WARRANT HOLDER     NUMBER     PRICE        EXPIRATION DATE
------------------ ---------- --------- -------------------------
Richard W. Hughes     750,000   $0.10         June 3, 2007
------------------ ---------- --------- -------------------------
                    2,045,000   $0.10       October 7, 2007
------------------ ---------- --------- -------------------------
                    1,250,000   $0.10       January 17, 2008
------------------ ---------- --------- -------------------------
                    1,600,000   $0.20         May 17, 2008
------------------ ---------- --------- -------------------------
Alan Campbell         250,000   $0.10       October 7, 2007
------------------ ---------- --------- -------------------------
                      200,000   $0.20         May 17, 2008
------------------ ---------- --------- -------------------------
John Keating          100,000   $0.10       October 7, 2007
------------------ ---------- --------- -------------------------
                       54,000   $0.20         May 17, 2008
------------------ ---------- --------- -------------------------
Joseph Montgomery      50,000   $0.10       October 7, 2007
------------------ ---------- --------- -------------------------
James McDonald        100,000   $0.10       October 7, 2007
------------------ ---------- --------- -------------------------
                      100,000   $0.20         May 17, 2008
------------------ ---------- --------- -------------------------
Lynn W. Evoy           50,000   $0.20        March 23, 2007
------------------ ---------- --------- -------------------------
Consultants           375,000   $0.10       October 7, 2007
------------------ ---------- --------- -------------------------
                       50,000   $0.10       January 17, 2008
------------------ ---------- --------- -------------------------
                      100,000   $0.20         May 17, 2008
------------------ ---------- --------- -------------------------
Management Company    200,000   $0.10       October 7, 2007
------------------ ---------- --------- -------------------------
                      100,000   $0.10       January 17, 2008
------------------ ---------- --------- -------------------------
                      363,500   $0.20         May 17, 2008
------------------ ---------- --------- -------------------------
Various Holders     1,245,000   $0.14       December 8, 2006
------------------ ---------- --------- -------------------------
                    4,730,688   $0.13      December 23, 2006
------------------ ---------- --------- -------------------------
                      850,000   $0.10        March 23, 2007
------------------ ---------- --------- -------------------------

                              EXERCISE
  WARRANT HOLDER     NUMBER     PRICE        EXPIRATION DATE
------------------ ---------- --------- -------------------------
                    8,820,000   $0.10       October 7, 2007
------------------ ---------- --------- -------------------------
                    4,150,000   $0.10       January 17, 2008
------------------ ---------- --------- -------------------------
                   11,050,333   $0.20         May 17, 2008
------------------ ---------- --------- -------------------------

(1)      See  "The  Arrangement  -  Effect  of  Arrangement  on  Existing  Share
         Commitments".

OUTSTANDING PROPERTY OPTION COMMITMENTS

After the Arrangement, the Company will have the following obligations to issue shares pursuant to various outstanding property option agreements. These option agreements contain standard anti-dilution provisions that will be triggered by the implementation of the Arrangement. Under the Arrangement, for every three
(3) Common Shares issuable pursuant to property option agreements prior to the Effective Date, the holder thereof will be entitled to three (3) New Common Shares and separately one (1) Diamondcorp Common Share. The Company's property option agreement commitments are outlined below:

                          SHARE COMMITMENTS PURSUANT TO PROPERTY
PROPERTY                  OPTION AGREEMENTS AFTER THE ARRANGMENT
------------------------- ------------------------------------------------------
Glass Claims, Ontario     50,000 Common Shares in two tranches by August 2007
------------------------- ------------------------------------------------------
Todd Township, Ontario    25,000 Common Shares by June 2007
------------------------- ------------------------------------------------------
Maskootch Lake, Ontario   25,000 Common Shares by June 2007
------------------------- ------------------------------------------------------
Kell Mine, Ontario        90,000 Common Shares in three tranches by May 2009
------------------------- ------------------------------------------------------
Silverclaim, Ontario      100,000 Common Shares in two tranches by May 2008
------------------------- ------------------------------------------------------
Silver Strike, Ontario    90,000 Common Shares in three tranches by May 2009
------------------------- ------------------------------------------------------
Thompson, Ontario         90,000 Common Shares in three tranches by May 2009
------------------------- ------------------------------------------------------
Hudson Bay, Ontario       200,000 Common Shares in two tranches by July 2008
------------------------- ------------------------------------------------------
Capital Silver, Ontario   300,000 Common Shares in three tranches by September
                            2008
------------------------- ------------------------------------------------------
Banting Chambers, Ontario 100,000 Common Shares in two tranches by August 2007
------------------------- ------------------------------------------------------
Mennin Lake, Ontario      250,000 Common Shares in four tranches by August 2009
------------------------- ------------------------------------------------------
Fripp, Ontario            75,000 Common Shares in three tranches by September
                            2008
------------------------- ------------------------------------------------------
Hunter Gold, Ontario      175,000 Common Shares in three tranches by November
                            2008
------------------------- ------------------------------------------------------
Willet, Ontario           150,000 Common Shares in three tranches by March 2009
------------------------- ------------------------------------------------------
Horwood Gold, Ontario     100,000 Common Shares in two tranches by January 2008
------------------------- ------------------------------------------------------

                          SHARE COMMITMENTS PURSUANT TO PROPERTY
PROPERTY                  OPTION AGREEMENTS AFTER THE ARRANGMENT
------------------------- ------------------------------------------------------
Labbe, Ontario            150,000 Common Shares in two tranches by January 2008
------------------------- ------------------------------------------------------
Ross  Windsor, Ontario    150,000 Common Shares in three tranches by January
                            2009
------------------------- ------------------------------------------------------
East Breccia, Ontario     250,000 Common Shares in four tranches by June 2010
------------------------- ------------------------------------------------------
Gould Copper, Ontario     115,000 Common Shares in four tranches by June 2010
------------------------- ------------------------------------------------------
Anderson Lake, Ontario    250,000 Common Shares in four tranches by June 2010
------------------------- ------------------------------------------------------
Patent Gold, Ontario      200,000 Common Shares in three tranches by July 2009
------------------------- ------------------------------------------------------
Morin, Ontario            200,000 Common Shares in three tranches by July 2009
------------------------- ------------------------------------------------------
Keith-Sewell, Ontario     310,000 Common Shares in two tranches byJuly 2008
------------------------- ------------------------------------------------------
Holloway 1, Ontario       400,000 Common Shares in eight tranches by July 2010
                            and
                          100,000 Common Shares upon commencement of commercial
                            production
------------------------- ------------------------------------------------------
Holloway 2, Ontario       100,000 Common Shares by July 2007
------------------------- ------------------------------------------------------
Loveland 1, Ontario       500,000  Common  Shares in  five tranches by July 2011
                          and  100,000  Common  Shares   upon   commencement  of
                          commercial production
------------------------- ------------------------------------------------------
Loveland 2, Ontario       500,000  Common  Shares in five tranches by  July 2011
                          and  100,000  Common   Shares  upon   commencement  of
                          commercial production
------------------------- ------------------------------------------------------
Tetagouche,               90,000 Common Shares in two tranches by June 2008
New Brunswick
------------------------- ------------------------------------------------------
Connor Creek,             200,000  Common  Shares in two  tranches  by  December
British Columbia          2007 and  250,000 Common Shares upon  commencement  of
                          commercial production
------------------------- ------------------------------------------------------

There is no assurance that any of the Common Shares or Diamondcorp Common Shares issuable pursuant to Property Option Agreements will be issued. The Company may terminate any of the Property Option Agreements at any time without any requirement to issue shares.


                               ESCROWED SECURITIES


The Company has 25,000 escrow shares outstanding. The table below sets out the name and municipality of residence of the securityholder, the number of securities of the Company held in escrow and the percentage that number represents of the outstanding securities of the Company:

                                             NUMBER OF
NAME AND MUNICIPALITY OF     DESIGNATION     SECURITES
RESIDENCE OF SECURITY HOLDER  OF CLASS     HELD IN ESCROW    PERCENTAGE OF CLASS
---------------------------- ----------- ------------------- -------------------
Arbor Resources Inc.           Common            226               0.9%
B.C., Canada
---------------------------- ----------- ------------------- -------------------
D-Or Val Explorations Ltd.     Common             45               0.2%
B.C., Canada
---------------------------- ----------- ------------------- -------------------
Dora Explorations Ltd.         Common             45               0.2%
B.C., Canada
---------------------------- ----------- ------------------- -------------------
Draw International Resources   Common            181               0.7%
Corp.
B.C., Canada
---------------------------- ----------- ------------------- -------------------
Gallant Gold Mines Ltd.        Common             45               0.2%
B.C., Canada
---------------------------- ----------- ------------------- -------------------
Greeentree Energy Group        Common            272               1.1%
B.C., Canada
---------------------------- ----------- ------------------- -------------------
Richard Hughes                 Common          2,410               9.6%
B.C., Canada
---------------------------- ----------- ------------------- -------------------
Keith McMyn                    Common         21,549               86.2%
B.C., Canada
---------------------------- ----------- ------------------- -------------------
Pacific Strata Energy Group    Common            227               0.9%
B.C., Canada
---------------------------- ----------- ------------------- -------------------

The escrow shares were issued under former Local Policy Statement 3-07 and provide for a release of shares at the discretion of the appropriate regulatory authority based upon a formula acceptable to the Executive Director of the British Columbia Securities Commission. The agreement provides that any transfer of such shares will require the consent of the appropriate regulatory authority and any escrow shares not released at the end of ten years form the date of issue shall be cancelled.

As the escrow shares have been outstanding for more than ten years, the Company intends to complete the necessary steps to have the escrow shares returned to treasury.


                    AUDITORS AND REGISTRAR AND TRANSFER AGENT


The auditor for the Company is MacKay LLP, 1100 - 1177 West Hastings Street Vancouver, BC V6E 4T5.

The Registrar and Transfer Agent for the Company is Computershare Trust Company, #401 - 510 Burrard Street, Vancouver BC V6C 3B9.


                         INVESTOR RELATIONS ARRANGEMENTS


There are no promotional or investor relations arrangements.

                                                                      DOCUMENT 9



                                  SCHEDULE "H"


INFORMATION CONCERNING DIAMONDCORP AFTER THE ARRANGEMENT

NOTICE TO READER

Except where otherwise indicated herein, all of the disclosure in this schedule is made on the basis that the Arrangement has been completed as described in the Circular.


CORPORATE STRUCTURE............................................................1
   Name and Incorporation......................................................1
DESCRIPTION OF THE BUSINESS....................................................1
DESCRIPTION OF THE DIAMOND PROPERTIES..........................................1
   Savard-Sharpe Property......................................................1
     Property Description and Location.........................................1
     Accessibility, Climate, Local Resources, Infrastructure
       and Physiography........................................................1
     History...................................................................2
     Geological Setting........................................................2
     Exploration...............................................................3
     Mineralization............................................................3
     Deposit Type..............................................................3
     Drilling..................................................................3
     Sampling, Analysis and Security...........................................3
     Mineral Resources and Mineral Reserves....................................4
     Exploration and Development...............................................4
   Chapleau Diamond Properties.................................................4
     Property Description and Location.........................................5
     Accessibility, Climate, Local Resources, Infrastructure
       and Physiography........................................................5
     History...................................................................5
     Geological Setting........................................................6
     Exploration...............................................................7
     Mineralization............................................................8
     Deposit Type..............................................................8
     Drilling..................................................................9
     Sampling, Analysis and Security...........................................9
     Mineral Resources and Mineral Reserves....................................9
     Exploration and Development...............................................9
DESCRIPTION OF THE SECURITIES..................................................9
CAPITALIZATION................................................................10
   Capitalization.............................................................10
MARKET FOR SECURITIES.........................................................11
AVAILABLE FUNDS AND PRINCIPAL PURPOSES........................................11
   Available Funds............................................................11
   Principal Purposes of Available Funds......................................12
   Administration Expenses....................................................12
   Dividends..................................................................13
   Risk Factors...............................................................13
PRINCIPAL HOLDERS OF VOTING SECURITIES........................................13
DIRECTOR, OFFICERS, PROMOTERS AND PERSONS HOLDING  MORE THAN
  10% OF THE ISSUED EQUITY SHARES OF DIAMONDCORP..............................13
   Name, Address, Occupation and Security Holding.............................13
   Management of Diamondcorp..................................................14
   Promoter Consideration.....................................................15
   Corporate Cease Trade Orders or Bankruptcies...............................15
   Penalties or Sanctions.....................................................16
   Personal Bankruptcies......................................................16
   Conflicts of Interest......................................................16
   Other Reporting Issuers....................................................16
INDEBTEDNESS OF DIRECTORS, OFFICERS, PROMOTERS AND OTHER
  MANAGEMENT..................................................................17
PROPOSED COMPENSATION.........................................................17
INVESTOR RELATIONS ARRANGEMENTS...............................................18
OPTIONS AND OTHER RIGHTS TO PURCHASE SECURITIES...............................18
   Outstanding Options........................................................18
   Outstanding Warrants.......................................................19
   Stock Option Plan..........................................................19
   Outstanding Property Option Commitments....................................20
   Loan Conversion............................................................20
SECURITIES OF DIAMONDCORP HELD IN ESCROW, IN POOL OR  SUBJECT
  TO HOLD RESTRICTIONS........................................................20
AUDITORS AND REGISTRAR AND TRANSFER AGENT.....................................21
LEGAL PROCEEDINGS.............................................................21
OTHER MATERIALS FACTS.........................................................21

                               CORPORATE STRUCTURE


NAME AND INCORPORATION

Diamondcorp Resources Inc. ("Diamondcorp") was incorporated under the laws of the Province of British Columbia on August 2, 2006 by filing a Notice of Articles under the Business Corporations Act. The head office and registered office of Diamondcorp is at Suite 711 - 675 West Hastings Street, Vancouver, British Columbia, V6B 1N2.


                           DESCRIPTION OF THE BUSINESS


Upon completion of the Arrangement Diamondcorp will be an exploration company and will own the Diamond Properties, a description of which is set out below under the heading "Description of the Diamond Properties". On completion of the planned financing and listing on the Exchange, Diamondcorp will have the working capital and sufficient additional money to complete a phase 1 exploration program. Exact particulars of the amount of funding to be raised from the public or private financing is not known as at the date of this Circular but is estimated to be in the range of $750,000.


                      DESCRIPTION OF THE DIAMOND PROPERTIES


The following description of the properties comprising the Savard-Sharpe Property is based on extracts from publicly available reports and reports prepared by the Company's technical staff. The Company is having a geological report prepared for the Company's Savard-Sharpe Property which, upon completion, will be filed with the Exchange and the securities regulatory authorities pursuant to National Instrument 43-101.

SAVARD-SHARPE PROPERTY
PROPERTY DESCRIPTION AND LOCATION

The Savard-Sharpe Diamond Project is located approximately 28 km south of the Town of Kirkland Lake, Ontario. The property consists of a contiguous land package consisting of 16 claims (123 units) straddling the boundary between Savard and Sharpe Townships. The property was acquired from a prospector and is 100% owned by Amador Gold Corp, subject to a 2% net smelter return with a 1% buy back for $500,000.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Savard-Sharpe Property is readily accessible by driving south along Highway 573 from Kirkland Lake. Between 23 and 33 km along the highway are a series of secondary roads heading west that will access the northern, eastern, and southern parts of the property.

The climate is usually moderate year round. Total precipitation is about 1000 millimetres including some 2 to 3 metres of snowfall. Summer high temperatures typically range between 20 and 30 degrees Celsius with winter low temperatures ranging from approximately -25 to -35 degrees. With the appropriate equipment, exploration can be readily completed year-round and fieldwork can be easily performed from May through November.

Elevation of the property varies from approximately 290 to 310 metres above sea level. The property has abundant water supply from lakes and creeks within the property boundaries. Power is available along some of the secondary roads.

Portions of the property are covered by swamp, lakes, forest, and farmland. Outcrop within the property is moderate to poor. Poor outcrop is present in areas of swamp or relatively flat to rolling topography while outcrop is moderate in some wooded areas with more rugged topography or where logging and farming have opened exposures.

HISTORY

There  is  no  significant   recorded  mineral   exploration   history  for  the
Savard-Sharpe Property in the Ontario Ministry of Northern Development and Mines' assessment files. The Savard-Sharpe property is underlain by the Round Lake Batholith. Historically, intrusive terrains such as the Batholith have not been sources of economic significance for traditional base and precious metal exploration. However, this is changing with the discovery of the Lapointe Kimberlite Pipe and diamond bearing lamprophyre dykes within the Batholith.

GEOLOGICAL SETTING

REGIONAL GEOLOGY

The Savard-Sharpe Property occurs within Archean age rocks of the Round Lake Batholith. This tonalitic to granodioritic igneous batholith occupies approximately 3200 km(2) of the southern Abitibi Subprovince. Two major phases of the Batholith have been identified. The older major phase is predominantly tonalitic in composition with moderate to strong foliation. The younger major phase is a hornblende granodiorite locally containing biotite. Discrete stocks of the younger phase contain mafic volcanic xenoliths and intrude the older phase of the batholith as well as adjacent Archean volcanics and sediments. Matachewan age diabase dykes trending N-S, NW-SE, and NE-SW intrude the Batholith along with occasional lamprophyre dykes.

LOCAL GEOLOGY

The property is located east of the NW-SE deep seated Montreal River Fault and is underlain by the Round Lake Batholith. Many of the worlds Kimberlite pipes occur in intrusive complexes similar to the Round Lake Batholith.

Tres-Or Resources Ltd. and Arctic Star Diamond Corp. have discovered a large diamondiferous kimberlite pipe called the Lapointe pipe in the northeast corner of Sharpe Township and the northwest corner of Savard Township. The Lapointe pipe was discovered during follow-up of magnetic anomalies identified by an airborne survey flown as part of the government's Discover Abitibi Initiative. The pipe is multiphase and has a coincident magnetic, electromagnetic geophysical signature. The magnetic anomaly covers a surface area of 20 hectares. Till samples collected 200 to 1200 meters down ice of the Lapointe pipe returned high counts of kimberlite indicator minerals. Company press releases also indicate that 31 diamonds were recovered from 585.5 kg of kimberlite rock that were processed by caustic fusion. The largest diamond was
0.665 carats.

Lamprophyre dykes occurring a few Townships to the northeast of the property have produced diamonds based on sampling by Dianor Resources and the Ministry of Northern Development and Mines.

PROPERTY GEOLOGY

The property is immediately south of, and adjacent to the Lapointe diamond Property of Tres-Or Resources and Arctic Star Diamond. The northern border of the property is approximately 1700 metres south of the Lapointe diamond bearing Kimberlite pipe.

Till and overburden cover most of the property. Government reports and maps suggest the property is underlain by the younger granodiorite phase of the Round Lake Batholith. An Airborne Geophysical Survey flown over the Round Lake Batholith by the government has identified a number of circular magnetic anomalies "Keating anomalies" and linear magnetic trends. These circular anomalies and linear trends may represent the signature of kimberlite pipes and dykes or lamprophyre dykes that will be the focus of initial exploration on the property.

EXPLORATION

The Company's exploration program is designed to discover diamond bearing kimberlite pipes and dykes or lamprophyre dykes. Initial work includes "ground truthing" circular magnetic airborne anomalies "Keating anomalies", or linear lagnetic trends. The exploration program includes targeting specific areas with ground geophysics, prospecting, trenching, geochemical sampling and mapping.

Once a prospective area is located by geophysical, geochemical or prospecting surveys, trenching or drilling is undertaken to test if the anomaly is a Kimberlite pipe or dyke containing diamonds.

MINERALIZATION

No diamond, base or precious metal mineralization has been discovered on the Savard-Sharpe Property. The closest mineralization is the new Lapointe diamond bearing kimberlite pipe located about 1700 metres north of the property.

DEPOSIT TYPE

There has not been any significant exploration efforts by others for gold, iron and base metals either on the property or in the immediate area. Accordingly, diamonds are the main commodity of interest to the Company.

Two rock  types  with  diamond  mineral  potential  may be  associated  with the
Savard-Sharpe  Diamond  Property.   They  are  Kimberlite  Pipes  or  dykes  and
Lamprophyre dykes containing diamonds.

Most bedrock diamond deposits (placer deposits are not considered herein) occur as dyke, pipe or carrot like intrusions of kimberlite, lamproite or related ultramafic rock types such as lamprophyres. Of primary importance in understanding such deposits is the recognition that although these rocks are primary source rocks for diamonds, diamonds do not originate in these rocks. Rather these rocks are the transportation medium by which diamonds are brought to surface. Although kimberlites are scattered throughout the world, economic diamond bearing kimberlites are restricted to ancient cratons.

DRILLING

There has been no drilling conducted by the Company or others on the Savard-Sharpe Property.

SAMPLING, ANALYSIS AND SECURITY

The company has not commenced ground-truthing of the circular magnetic anomalies or linear magnetic trends that could be kimberlite pipes or dykes. When sampling begins the samples will be submitted for caustic digestion or heavy mineral separation and microprobe analysis to test whether a specific rock or till sample was diamond-bearing and will not be prepared or processed in the field. Pieces representative of the rock or till will be broken away from the bedrock sample site using standard sampling hammers or collected with till sampling tools. The samples will be collected from the sample site and placed in standard sampling bags and sealed. The bags are labelled and then shipped directly to the contact person of the selected laboratory. All sample collection, preparation and processing will be completed by independent personnel. None of the results are based on samples collected or processed by employees, officers, directors or associates of the Company. No other quality control measures prior to sample dispatch will be employed in the field nor will any sample splitting or reduction be performed on the samples prior to their submission to an independent laboratory.

MINERAL RESOURCES AND MINERAL RESERVES

Diamond exploration on the Chapleau Diamond Project is at an early stage. Mineral resource or reserve estimates have not been calculated.

EXPLORATION AND DEVELOPMENT

8. Diamond exploration on the Savard-Sharpe Diamond Project is at an early stage. Mineral resource or reserve estimates have not been calculated. The initial focus of exploration will be on circular airborne magnetic anomalies or magnetic linear trends that could represent the signature of kimberlite pipes and dykes or lamprophyre dykes. This phase will include detailed assessment of the Ontario government's airborne survey for the Round Lake Batholith and regional geochemical surveys to identify potential kimberlite or lamprophyre occurences. Follow-up to assess these areas will include down ice till sampling, ground geophysics, prospecting, and mapping. Trenching or drilling will then test for kimberlite pipes and dykes, or lamprohyre dykes with diamond potential.

1.       COST ESTIMATES

      -------------------------------------------- ----------- -----------
                                                     PHASE 1     PHASE 2
      -------------------------------------------- ----------- -----------
      Geology supervision, mapping, prospecting       15,000      15,000
      -------------------------------------------- ----------- -----------
      Line cutting                                    15,000      10,000
      -------------------------------------------- ----------- -----------
      Soil, till, rock sampling                       25,000      15,000
      -------------------------------------------- ----------- -----------
      Sample processing                               30,000      50,000
      -------------------------------------------- ----------- -----------
      Geophysics                                      15,000      10,000
      -------------------------------------------- ----------- -----------
      Back hoe excavating                             20,000      20,000
      -------------------------------------------- ----------- -----------
      Diamond Drilling                                70,000     300,000
      -------------------------------------------- ----------- -----------
      Miscellaneous supplies                           5,000       5,000
      -------------------------------------------- ----------- -----------
      Room and board                                  15,000      15,000
      -------------------------------------------- ----------- -----------
                 Subtotal                            210,000     440,000
      -------------------------------------------- ----------- -----------
      Administration / supervision (10 % estimate)    21,000      44,000
      -------------------------------------------- ----------- -----------
      Contingencies (10 % estimate)                   21,000      44,000
      -------------------------------------------- ----------- -----------
                 Totals                              252,000     528,000
      -------------------------------------------- ----------- -----------

CHAPLEAU DIAMOND PROPERTIES

9. The Company's other diamond property is its Chapleau Diamond Property. The following description of the Chapleau Diamond Property is based on extracts from publicly available reports and reports prepared by the Company's technical staff.

PROPERTY DESCRIPTION AND LOCATION

The Chapleau Diamond Property consists of three separate properties extending from approximately 12 kilometres northeast of Wawa, Ontario east to approximately 16 kilometres northwest of Chapleau, Ontario and several kilometres north. The Chapleau Diamond Properties cover 34,900 acres in the Sault Ste. Marie Mining Division and is located in the following townships:
Corbiere, Cowie, Bader, March, Renni, Collishaw, Lang, Addison and Abbey.

The Company acquired its Chapleau Diamond Properties from Golden Chalice Resources Inc. ("Golden Chalice"), a public company related by common directors. The Company agreed to pay for staking or leasing costs, estimated to be $150,000, plus 15% for administration, to earn a 50% working interest in the property. Upon payment of the acquisition cost, a joint venture will be formed to perform further exploration work on a pro rata basis plus a 15% administration fee with Golden Chalice as the operator.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Access to the southern boundary of the Chapleau Diamond Project can be by car or truck by taking Highway 101 east from Wawa. The eastern portion of the property can be accessed from Hawk Junction along the old Algoma Central Railway bed. Secondary highways 547 and 641 can also be used to access portions of the property. Logging roads are prevalent on the property and continue to be built providing access to portions of the property. Due to the large size of the Chapleau Diamond Property portions of the property are still only accessible by helicopter or float plane. The terrain is sufficient to allow the construction of bush roads into new occurrences.

The climate is usually moderate year round. Total precipitation is about 1000 millimetres including some 3 to 4 metres of snowfall. Summer high temperatures typically range between 20 and 30 degrees Celsius with winter low temperatures ranging from approximately -25 to -35 degrees. With the appropriate equipment, exploration can be readily completed year-round and fieldwork can be easily performed from May through November.

Elevation of the property varies from approximately 350 to 450 metres above sea level. The property has abundant water supply from various lakes and creeks within the property boundaries. Power is available through portions of the property but most of the property is without power or easy access to power.

The portion of the property that lies within the Corbiere Township has limited vegetation as it lies partially within the "fume-kill" area caused by historical sulphur emissions from the previously operating Algoma Steel sintering plant in Wawa.

The majority of the Chapleau Diamond Property has vegetation characterized by the overlap of the northern extent of the north-eastern hardwood forest and the southern limit of the boreal forest. A large portion of the property has been logged and second growth logging is underway.

Outcrop within the Chapleau Diamond Property is excellent to poor. Poor outcrop is present in areas of relatively flat to rolling topography while outcrop is good to excellent in areas of more rugged topography and where logging is ongoing. Outcrops are moss and lichen covered and in many cases, outcrop exposure can be improved by manual stripping.

HISTORY

Previous mineral exploration on the Chapleau Diamond Property has, since the 1930's focused on gold, iron - such as the carbonate iron formations found at the nearby Lucy and Ruth Mines - and the nickel-copper-platinum group element mineralization within the Lena Lake Peridotite Intrusion and the Mildred Lake Peridotite Intrusion.

In the 1960s the Ontario Department of Mines conducted mapping including geology and mineral occurrences and in the 1970s and 1980's flew combined airborne electromagnetic and magnetic surveys over much of the Chapleau Diamond Property.

In the 1990's, the Ontario Geological Survey completed lake and till sampling followed by a magnetic airborne survey flown over the eastern part of the project area in 2001. The geochemical sampling found kimberlite indicator minerals down glacial ice direction to the south and southwest of the Chapleau Diamond Property and on the southern portion of the property. The airborne survey found many circular magnetic anomalies, also known as Keating anomalies, which could represent the geophysical signature of a circular kimberlite pipe. The survey shows over 40 such Keating anomalies throughout the Chapleau Diamond Property.

In 1998, Canabrave completed a large regional program looking for diamond indicator minerals. Some of the best results from this survey occur on the eastern part of the Chapleau Property area. No follow-up was done by Canabrava. However, prospectors discovered a narrow kimberlite dyke along a logging road located approximately 1 kilometre south of the Company's Chapleau Diamond Property. This dyke, now called the GC1 dyke, was determined to be a Type II kimberlite or orangeite, and caustic fusion analysis at that time returned one large macrodiamond measuring 1.64mm x 1.55mm x 0.62mm.

Little work was conducted from 2002 until 2004.

In 2006 the Golden Chalice confirmed the presence of kimberlite indicator minerals in the GC1 dyke that are derived from the diamond stability field in the mantle of the Earth. Their stripping program further confirmed the dyke is over 150 metres long, open in both directions, and strikes roughly east-west with a subvertical dip to the south. The surface expression of this dyke is approximately 1.0 to 1.5 metres in width. A 20 kilogram sample was taken from the dyke where more than 200 kimberlite indicator minerals through heavy liquid separation were found. Liquid separation was conducted at True North Mineral Laboratories in Timmins, Ontario. The kimberlite indicator minerals were then sent to C.F. Mineral Research Ltd. In Kelowna for SEM and microprobe analysis.
Electron microprobe analysis confirmed 36 olivines with diamond inclusion composition, 5 G9 garnets, 8 chromites and 36 chrome diopsides. One olivine candidate and chrome diopside candidate were categorized as being associated with macrodiamonds.

Work has been ongoing by the Golden Chalice "ground truthing" the Keating anomalies. See "Exploration" below.

GEOLOGICAL SETTING

REGIONAL GEOLOGY

The Chapleau Diamond Property is located in the Superior Craton. The Craton is of Archean age and forms the old stable continental nucleus around which younger terranes have been accreted.

As Ontario Geological Survey reports and maps indicate, the Chapleau Diamond Property is situated within and around the Michipicoten Greenstone Belt, an Archean volcano-sedimentary belt within the Superior Craton. This greenstone belt consists of three volcano-sedimentary cycles approximately 2900, 2750 and 2700 Ma in age. These supracrustal volcano-sedimentary rocks have an estimated thickness of 15,000 meters making them one of the thickest sequences in the Superior Craton. Contact relationships between the three assemblages are normally obscured by younger faults and shears, but are unconformable where observed. All of the Michipicoten cycles are bimodal basalt-rhyolite suites with the oldest containing komatiites. The 2900 Ma and 2750 Ma volcano-sedimentary cycles are capped by extensive iron formations, indicative of a quiet period allowing chemical sediment deposition prior to the commencement of the next volcano-sedimentary cycle.

The Greenstone belt is enveloped in younger granitoid rocks of the Wawa geological subprovince of the Superior Craton. The Wawa subprovince is bounded to the east and south by the deep seated Kapuskasing Structural Zone that runs from James Bay to Lake Superior. To the west it is bounded by the Lake Superior mid-continental rift that occurred during the Proterozoic.

The Michipicoten Greenstone Belt underwent a complex structural history. First, it was folded about east-west axes into recumbent folds. This event was accompanied by dip-slip and strike-slip thrusting along or parallel to lighological boundaries. A second folding episode produced upright folds and northwest axes. High angle reverse thrust faulting parallel to northwest axis' created repetitions in stratigraphy. Many of the northwest axes are diabase filled. The final fold phase resulted from granitic emplacement.

LOCAL GEOLOGY

The Chapleau Diamond Property consists largely of metamorphosed intermediate to mafic and intermediate to felsic metavolcanic and metasedimentary rocks derived from the volcanics.

Metasedimentary rocks are common within the Michipicoten supracrustals and consist of conglomerate, wacke, siltstone and argillite interdigitating with intermediate to felsic metavolcanic rocks from which they were derived. The quantity of conglomerate decreases rapidly from west to east and in the west the conglomerate units commonly contain rounded trondhjemite boulders. The intermediate and felsic metavolcanic and derived fine-grained metasedimentary rocks, often display well preserved primary volcanic and sedimentary structures. Facies analysis suggests a marine alluvial fan depositional environment at the base of the metasedimentary section and a shallow braided stream environment at the top. Desiccation structures in the upper part of the metasedimentary section imply that equivalent intermediate to felsic volcanism was in part subaerial.

The northeast-southwest trending Wawa-Hawk-Manitowik Lake Fault (WHMF) is considered to be a major deep seated structure that controlled intrusive and volcanic activities during the Archean and possibly Proterozoic periods. The Hawk Lake Granitic Complex and the Jubilee Lake Granitic Stock occur along the WHMF and are thought to represent the central portions of the Archean cauldera structures that were active during the 2900 Ma and 2750 Ma volcanic cycles. The granitic complexes young to the south-west along the WHMF with the cauldera structure for the 2700 Ma volcanic cycle believed to be located under Lake Superior.

PROPERTY GEOLOGY

As the Chapleau Diamond Property is spread over a large area, its geology is reflected in the local and regional geology description above.

The potential for diamond mineralization exists in both Archean and possibly Proterozoic age rocks. Diamonds discovered on properties adjacent to the Chapleau Diamond Property's western properties in the Wawa area occur in Archean lamprophyric volcanics and volcano-sediments. Similar rocks have been mapped by the OGS on the Chapleau Diamond Property's properties in Corbierre Township.

EXPLORATION

Golden Chalice's exploration program is designed to discover diamond bearing kimberlite pipes or dykes. Initial work includes "ground truthing" circular magnetic airborne anomalies "Keating anomalies" and historical occurrences of kimberlite indicator minerals found by previous operators. The exploration program includes targeting specific areas with ground geophysics, prospecting, trenching, sampling and petrological studies. Fieldwork was conducted in late 2005 and continuously since March 2006.

Once a prospective area is located by geophysical, geochemical or prospecting surveys, manual stripping is completed to expose sufficient quantities of the outcrop so that it can be accurately described.

Representative grab samples are taken of rocks that exhibit kimberlitic or other specific characteristics and are submitted to an independent laboratory for processing. As data is collected and interpreted, the criteria for prospecting and sampling is modified based on the newly acquired information and interpretations. If kimberlitic rock or indicator minerals are recovered from a sample location more detailed follow-up work is then completed.

In 2006, Golden Chalice confirmed that the GC1 dyke contained kimberlite indicator minerals derived from the diamond stability field in the mantle of the Earth. This dyke is approximately one kilometre south of the Company's Chapleau Diamond Property. Their stripping program further confirmed the GC1 dyke is over 150 metres long, open in both directions, and strikes roughly east-west with a subvertical dip to the south. The surface expression of this dyke is approximately 1.0 to 1.5 metres in width and is typical of kimberlite dykes which are known to flare out at depth or become circular pipe shaped bodies along strike when they intersect cross cutting structures. Five grab samples weighing 20 kilograms was taken from the dyke with more than 200 kimberlite indicator minerals found through heavy liquid separation. Liquid separation was conducted at True North Mineral Laboratories in Timmins, Ontario. The kimberlite indicator minerals were then sent to C.F. Mineral Research Ltd. In Kelowna for SEM and microprobe analysis. Electron microprobe analysis confirmed 36 olivines with diamond inclusion composition, 5 G9 garnets, 8 chromites and 36 chrome diopsides. One olivine candidate and chrome diopside candidate were categorized as being associated with macrodiamonds.

MINERALIZATION

Two rock types with diamond mineral potential are associated with the Chapleau Diamond Property. The first is mainly located on the western portion of the property and is a coarse clastic unit consisting of cobbles and boulders of volcanic rocks (mafic and felsic volcanics), as well as sandstone clasts. The framework varies from clast to matrix supported. The matrix varies from pebbly sandstone to fine-grained sandstone. The unit has the appearance of a conglomerate. In the adjacent property to the west, Dianor Resources Inc. has found diamonds in this rock on its Leadbetter Property and the rock has been named the "Leadbetter conglomerate".

The second type of mineralization is the more common pipe or carrot like intrusions of kimberlite, lamproite or related ultrafmafic rock types. The GC1 dyke is associated with this type of mineralization.

DEPOSIT TYPE

Past exploration efforts by others for gold, iron and base metals either on the property or in the immediate area have not been successful. Accordingly, diamonds are the main commodity of interest to the Company.

Most bedrock diamond deposits (placer deposits are not considered herein) occur as dyke, pipe or carrot like intrusions of kimberlite, lamproite or related ultramafic rock types. Of primary importance in understanding such deposits is the recognition that although these rocks are primary source rocks for diamonds, diamonds do not originate in these rocks. Rather these rocks are the transportation medium by which diamonds are brought to surface. Although kimberlites are scattered throughout the world economic diamond bearing kimberlites are restricted to ancient cratons.

Historical diamond occurrences in the Wawa area do not fit any commonly accepted geological model. Dissimilarities include the diamond bearing host rocks are Archean in age. As such these occurrences are amongst the oldest known. The host rocks are intruded into an area of active volcanism. Such regions are not found on stable cratons, but rather on the flanks thereto.

DRILLING

There has been no drilling conducted by the Company on the Chapleau Diamond Property since its acquisition. All data collected and all observations made for the property have been from surface exposures, either sediment, till, outcrop or limited stripped areas.

SAMPLING, ANALYSIS AND SECURITY

Work is conducted by Golden Chalice. Samples submitted for caustic digestion or heavy mineral separation and microprobe analysis to test whether a specific rock or till sample was diamond-bearing were not prepared or processed in the field. Pieces representative of the rock or till were broken away from the bedrock sample site using standard sampling hammers or collected with till sampling tools. The samples were collected from the sample site and placed in standard sampling bags and sealed. The bags are labelled and then shipped directly to the contact person of the selected laboratory. All sample collection, preparation and processing were completed by independent personnel. None of the results are based on samples collected or processed by employees, officers, directors or associates of the Company or Golden Chalice. No other quality control measures prior to sample dispatch were employed in the field nor was there any sample splitting or reduction performed on the samples prior to their submission to an independent laboratory.

MINERAL RESOURCES AND MINERAL RESERVES

Diamond exploration on the Chapleau Diamond Property is at an early stage. Mineral resource or reserve estimates have not been calculated.

EXPLORATION AND DEVELOPMENT

Past efforts in the Chapleau Diamond Property have concentrated on exploring areas where kimberlite indicator minerals have been found. The current Phase 1 activity includes detailed assessment of areas with diamond potential identified by the regional compilation. This work includes down ice till sampling, ground geophysics, prospecting, mapping, and trenching to identify potential kimberlite pipes and dykes. Phase 2 will consist of more detailed trenching or drilling to test targets identified by Phase 1 for their diamond potential. The Company has substantially completed phase 1 and will evaluate results to consider future exploration work.


                          DESCRIPTION OF THE SECURITIES


The authorized capital of Diamondcorp consists of an unlimited number of common shares without par value.

All Diamondcorp Common Shares, both issued and unissued, rank equally as to dividends, voting powers and participation in assets. No shares have been issued subject to call or assessment. There are no preemptive or conversion rights, and no provision for redemption, purchase for cancellation, surrender or sinking funds.

                                 CAPITALIZATION

CAPITALIZATION

The following table sets forth a summary of the share capital of Diamondcorp after giving effect to the Arrangement and Proposed Financing:

-------------------- ---------- ---------------------- -------------------------
                                                           ESTIMATED AMOUNT
                                                              OUTSTANDING
                                  AMOUNT OUSTANDING         UPON COMPLETION
   DESIGNATION OF                       AS OF              OF THE ARRANGMENT
     SECURITIES      AUTHORIZED    AUGUST 11, 2006      AND PROPOSED FINANCING
-------------------- ---------- ---------------------- -------------------------

Common Shares        Unlimited        $      1.00             $ 1,069,047
                                              One              27,706,916(1)(2)
-------------------- ---------- ---------------------- -------------------------
Working Capital Loan    N/A           $ 100,000 (3)           $  100,000
-------------------- ---------- ---------------------- -------------------------

(1) This number is based on 20,006,916 Common Shares being issued and outstanding at the Effective Date, the completion of the Proposed Financing through the issuance of 7,500,000 shares and 200,000 Bonus Shares being issued.

(2)      Assuming the Proposed Financing is fully subscribed.

(3) As at the date hereof, Diamondcorp has no long term debt; however, it has an obligation to repay the Working Capital Loan to the Company.

Pursuant to the Arrangement, one (1) Diamondcorp Common Share will be issued for each Reorganization Share acquired by Shareholders. Save and except for the 200,000 Diamondcorp Common Shares to be issued to the Company as Bonus Shares immediately upon completion of the Arrangement there will be 20,006,916 Diamondcorp Common Shares outstanding for each three (3) Common Shares outstanding in the Company on the Effective Date of the Arrangement. Prior to the Listing Date, the Bonus Shares will be issued in consideration of the advance of the Working Capital Loan. As soon as possible after the Effective Date, Diamondcorp plans to raise, through the Proposed Financing, approximately $750,000 through an offering of shares of units of Diamondcorp at an estimated price of $0.10 per unit. Each unit will be comprised of one Diamondcorp Common Share and one share purchase warrant entitling the holder to purchase one additional Diamondcorp Common Share at the Financing Price for a period of two years from the date of issuance. The exact Financing Price and gross proceeds to be raised will be set by negotiation between the Company and the offering agent, if any. The balance of the terms of the Proposed Financing have yet to be established.

A summary of the Diamondcorp's fully diluted share capital giving effect to the Arrangement and the Proposed Financing (assuming a unit offering, with no agent's warrants) is as follows:

------------------------------------------------- -------------- ---------------
                                                     NUMBER OF     PERCENTAGE
                                                    SECURITIES      OF TOTAL
------------------------------------------------- -------------- ---------------
(a)      Issuance of shares pursuant to the
         Arrangement Agreement ...................  20,006,916       38.6%

(b)      Issuance of Bonus Shares ................     200,000        0.4%

(c)      Issuance  of shares in connection
         with the Proposed Financing .............   7,500,000       14.4%

         o        Warrants  forming a part of the
                  Proposed Financing .............   7,500,000       14.4%

------------------------------------------------- -------------- ---------------
                                                     NUMBER OF     PERCENTAGE
                                                    SECURITIES      OF TOTAL
------------------------------------------------- -------------- ---------------
(d)      Securities reserved by Diamondcorp
         for future issue as of August 11,
         2006 (1)

         o        Warrants (2) ...................  12,861,173       24.7%

         o        Options (2) ....................   1,994,663        3.8%

         o        Property Option Commitments (3)    1,928,333        3.7%
------------------------------------------------- -------------- ---------------
         Total: ..................................  51,991,085        100%

(1)      Does not include  shares  reserved for issuance upon  conversion of the
         Working   Capital  Loan.   See  "The   Arrangement  -  Details  of  the
         Arrangement".

(2)      See "Options and Other Rights to Purchase Securities" below.

(3) See "The Arrangement - Effect of Arrangement on Existing Share Commitments - Property Option Commitments".


                              MARKET FOR SECURITIES


Diamondcorp will apply for the listing and posting on the Exchange of Diamondcorp's Common Shares. The listing of the Diamondcorp Common Shares on the Exchange will be subject to Diamondcorp meeting the Exchange's minimum listing requirements. Conditional listing approval has not yet been obtained and there can be no assurance that the Diamondcorp Common Shares will be listed on the Exchange or any other stock exchanges. While Diamondcorp intends to continue to seek a listing for the Diamondcorp Common Shares if such shares are not listed on the Exchange, delays in obtaining, or the inability to obtain such listings will not be a condition of the parties to the completion of the Plan of Arrangement. There can be no assurance that the Diamondcorp Common Shares will be listed on any stock exchange.


                     AVAILABLE FUNDS AND PRINCIPAL PURPOSES


AVAILABLE FUNDS

As of August 2, 2006, Diamondcorp had no working capital. Subsequent to August 2, 2006, Diamondcorp received a working capital loan of $100,000 from the Company. Diamondcorp expects to require additional funds of $750,000 to be raised through a public or private financing in order to complete the exploration program (see "Description of the Diamond Properties" above) and to meet the minimum listing requirements of the Exchange. After completion of the proposed financing, Diamondcorp expects to have available funds of approximately $750,000 as follows:

          ------------------------------------------ -----------------
                     SOURCE OF FUNDS                      AMOUNT
          ------------------------------------------ -----------------
          Net proceeds of the proposed financing (1)     $650,000
          ------------------------------------------ -----------------
          Working Capital Loan (2) .................     $100,000
          ------------------------------------------ -----------------
          TOTAL ....................................     $750,000
          ------------------------------------------ -----------------

(1) Assumes a public offering and includes legal and accounting fees, printing costs, agent's fees, agent's commissions, and other costs and fees in connection with an initial public offering and an application for listing on the Exchange.

(2)      See "The Arrangement - Details of the Arrangement".

PRINCIPAL PURPOSES OF AVAILABLE FUNDS

The following table summarizes the intended use of the $750,000 Available Funds for the following 12 months:

          ------------------------------------------ -----------------
                       USE OF FUNDS                        AMOUNT
          ------------------------------------------ -----------------
          Exploration of the Diamond Properties (1)       $252,000
          ------------------------------------------ -----------------
          General and Administration Expenses (2) ..      $379,200
          ------------------------------------------ -----------------
          Unallocated Working Capital ..............      $118,800
          ------------------------------------------ -----------------
          TOTAL ....................................      $750,000
          ------------------------------------------ -----------------

(1) See "Description of the Diamond Properties" above for a breakdown of the proposed expenditures.

(2)      See "Administration Expenses" below.

Diamondcorp will spend the funds available to it on completion of the Arrangement and proposed financing to carry out its proposed exploration and development program set out below. There may be circumstances where, for sound business reasons, a reallocation of funds may be necessary. After completion of the Arrangement, Diamondcorp will have the Diamond Properties. Diamondcorp will only redirect the funds to other properties and will only do so on the basis of a written recommendation from an independent professional geologist or engineer.

ADMINISTRATION EXPENSES

Diamondcorp estimates that aggregate monthly administration expenses for the ensuing 12 month period will be $31,600, for an aggregate of $379,200 over the 12 month period.

A summary of the estimated monthly and yearly expenses for the initial 12 months of operation of Diamondcorp is as follows:

           ---------------------------------- ----------- -----------
           ITEM                               MONTHLY ($)  ANNUAL ($)
           ---------------------------------- ----------- -----------
           Administrative services              20,000     240,000
           ---------------------------------- ----------- -----------
           Advertising and Promotion             2,000      24,000
           ---------------------------------- ----------- -----------
           Bank Charges and Interest               100       1,200
           ---------------------------------- ----------- -----------
           Consulting                            3,000      36,000
           ---------------------------------- ----------- -----------
           Regulatory and Stock Transfer fees    1,500      18,000
           ---------------------------------- ----------- -----------
           Management fees                       3,000      36,000
           ---------------------------------- ----------- -----------
           Professional fees                     2,000      24,000
           ---------------------------------- ----------- -----------
           Total:                               31,600     379,200
           ---------------------------------- ----------- -----------

DIVIDENDS

Diamondcorp has no fixed dividend policy and has not paid dividends since its incorporation. The payment of dividends in the future will depend, among other factors, on Diamondcorp's earnings, capital requirements and operating and financial condition. No dividends have been declared by the directors as of the date hereof. For the foreseeable future, it is anticipated that Diamondcorp will use cash to finance its growth and that dividends will not be paid to its shareholders.

RISK FACTORS

In evaluating the Arrangement, Diamondcorp Shareholders should carefully consider, in addition to the other information contained in this Circular, the risk factors which apply to Diamondcorp after the Effective Date. SEE SCHEDULE "I" (RISK FACTORS) FOR CERTAIN CONSIDERATIONS RELEVANT TO SHAREHOLDERS REGARDING THE ARRANGEMENT AND THEIR INVESTMENT IN THE SECURITIES REFERRED TO IN THIS CIRCULAR.


                     PRINCIPAL HOLDERS OF VOTING SECURITIES


To the knowledge of the management of the Company, there are no persons or corporations who will, as at the completion of the Arrangement, beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attaching to all then outstanding shares of Diamondcorp.


                DIRECTOR, OFFICERS, PROMOTERS AND PERSONS HOLDING
            MORE THAN 10% OF THE ISSUED EQUITY SHARES OF DIAMONDCORP


NAME, ADDRESS, OCCUPATION AND SECURITY HOLDING

The following table sets out the name, municipality of residence, position with Diamondcorp, principal occupation during the past five years and number and percentage of Diamondcorp Common Shares which will be beneficially owned or controlled by each of Diamondcorp's directors, officers and promoters following the Arrangement.

----------------------------- ------------------------------------------------- -------------- --------------
                                                                                                BENEFICIALLY
                                                                                                  OWNED OR
                                                                                                 CONTROLLED
NAME, POSITION AND                PRINCIPAL OCCUPATION DURING                                     NUMBER OF
MUNICIPALITY OF RESIDENCE (1)     THE PAST FIVE YEARS (1)                       DIRECTOR SINCE     SHARES
----------------------------- ------------------------------------------------- -------------- --------------
RICHARD W. HUGHES(4)          President and Director of various mining,         August 2, 2006  2,245,000(5)/
President, Chief Executive    exploration and development companies.                                8.1%
Officer and Director
Sechelt, BC
----------------------------- ------------------------------------------------- -------------- --------------
ALAN CAMPBELL(3)(4)           Consultant advising public companies on           August 2, 2006    150,000(5)/
Chief Financial Officer and   corporate finance and shareholder communication                        <1%
Director                      issues and director and officer of other mining
West Vancouver, BC            and exploration companies.
----------------------------- ------------------------------------------------- -------------- --------------

----------------------------- ------------------------------------------------- -------------- --------------
                                                                                                BENEFICIALLY
                                                                                                  OWNED OR
                                                                                                 CONTROLLED
NAME, POSITION AND                PRINCIPAL OCCUPATION DURING                                     NUMBER OF
MUNICIPALITY OF RESIDENCE (1)     THE PAST FIVE YEARS (1)                       DIRECTOR SINCE     SHARES
----------------------------- ------------------------------------------------- -------------- --------------
JOHN KEATING(3)(4)            President and CEO of Golden Chalice Resources     August 2, 2006     33,333(5)/
Director                      Inc. since November 2004 and prior to that he                          <1%
Stittsville, ON               was President and CEO of Black Bull Resources.
----------------------------- ------------------------------------------------- -------------- --------------
PETER CALDBICK(3)             Consulting geologist.                             August 2, 2006      Nil
Director
Timmins, ON
----------------------------- ------------------------------------------------- -------------- --------------

(1)      The   information  as  to   municipality  of  residence  and  principal
         occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(2) Numbers and percentage of Diamondcorp Common Shares to be held assuming completion of the Plan of Arrangement and Proposed Financing (assuming directors do not participate in the Proposed Financing) with a then issued and outstanding share capital of 27,706,916 Common Shares.

(3)      Member of the Audit Committee.

(4)      Director of the Company.

(5) Pursuant to applicable securities legislation, these shares will be subject to escrow restrictions when Diamondcorp applies for listing on the Exchange. See "Securities of Diamondcorp Held in Escrow, in Pool or Subject to Hold Restrictions" below.

The Company does not have an Executive Committee of its Board of Directors.

MANAGEMENT OF DIAMONDCORP

The following is a description of the directors of Diamondcorp:

RICHARD HUGHES, Director, President and Chief Executive Officer, has extensive experience in the financing of companies at the venture financing stage. Mr. Hughes is the President of various public companies, namely Abitibi Mining Corp., Klondike Gold Corp., Klondike Silver Corp., Amador Gold Corp. and Sedex Mining Corp. and a Director of several others including Golden Chalice Resources Inc., Golden Goliath Resources Ltd., Neodym Technologies Inc., Kalahari Resources Inc., Alamos Gold Inc., Kootenay Gold Inc., Genco Resources Ltd. and Yale Resources Ltd. Mr. Hughes is the President of Hastings Management Corp., a private company which provides professional and administrative services to various public and private companies.

JOHN KEATING, Director, is President, Chief Executive Officer and a Director of Golden Chalice Resources Inc. He received a Bachelor of Science Degree from Concordia University in Montreal in 1981. Mr. Keating brings over 25 years experience in the mineral exploration and development sector to the Company. Most recently, Mr. Keating was President and CEO of Black Bull Resources since 2001 where he designed and implemented strategies that resulted in the successful development, financing and commencement of commercial production at the White Rock Mine in Nova Scotia. Mr. Keating also worked for the federal government for 10 years as a Senior Commodity/Policy Analyst in the Department of Natural Resources. Prior to that he served as Exploration Project Manager for Noranda Exploration Company Limited for 11 years working out of their Timmins, Vancouver, Kamloops and Yellowknife offices over that period.

ALAN CAMPBELL, Director and Chief Financial Officer serves as a director of other public companies including Golden Chalice Resources Inc., Kalahari Resources Inc., Abitibi Mining Corp. and Sedex Mining Corp. Mr. Campbell has worked with numerous other junior mining companies over the past 30 years.

PETER CALDBICK, Director, is the project manager for the Ontario division of projects on behalf of Golden Chalice Resources Inc. He received a bachelor of Science Degree in Geology from the University of Toronto in 1983 and an Environmental Assessment Certificate from Lakehead University in 1994. He is a member in good standing with the Association of Professional Geoscientists of Ontario and a member of the Prospectors and Developers Association of Canada. Mr. Caldbick brings over 23 years experience in the mineral exploration and develoment sector to Diamondcorp. He has been involved with all facets of exploration and mine development over the course of his career and for the past 6 years has been a consultant involved with project management for various juniors throughout the mining sector

PROMOTER CONSIDERATION

Richard W. Hughes, the President, Chief Executive Officer and a director of Diamondcorp, took the initiative in founding and organizing Diamondcorp and is therefore deemed to be a "promoter" within the meaning of the SECURITIES ACT (British Columbia). Mr. Hughes owns 6,735,000 shares of the Company, which will result in his holding 2,245,000 Diamondcorp Common Shares on the Effective Date and has been granted 1,925,000 options to purchase shares of the Company which will result in his holding 641,666 options to purchase shares of Diamondcorp.

Diamondcorp proposes to enter into an administrative services agreement with Hastings Management Corp. ("HMC"), a company wholly owned by Richard W. Hughes, a director and officer of Diamondcorp. The services will include supervising and administering the financial requirements of the Diamondcorp's business, communication with various regulatory authorities in order to ensure compliance with all applicable laws; assisting in the preparation of news releases, promotional materials and other documents required to be disseminated to the public and responding to any requests for information or questions which may be posed by the public or shareholders; providing access to secretarial services and legal consultation; providing office space, office furniture, boardroom facilities, access to photocopier, fax and such other amenities normally associated with executive offices.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

Other than as disclosed herein, none of the persons who will be directors, officers or promoters of Diamondcorp is, or has been within the past five years, a director, officer or promoter of any other issuer that, while such person was acting in that capacity, was:

         (a) the subject of a cease trade or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days; or

         (b) was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trust appointed to hold the assets of that person.

Richard Hughes, a director of Diamondcorp was a director of Daren Industries Ltd. from November 1998 to May 2002. On May 1, 2002, Daren Industries Ltd. was placed into receivership, with a receiver-manager having been appointed pursuant to the terms of loan, supply and security agreements dated July 19, 2000 and a general security agreement dated July 25, 2000. A cease trade order was also issued by the British Columbia Securities Commission in respect of Daren Industries Ltd. on May 29, 2002 as a result of the failure to maintain continuous financial disclosure requirements, which cease trade order remains in effect.

PENALTIES OR SANCTIONS

None of the persons who will be directors, officers or promoters of Diamondcorp have, within the ten years prior to the date of this Circular, been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion or management of a publicly traded issuer, theft or fraud.

PERSONAL BANKRUPTCIES

Other than as disclosed herein, none of the persons who will be directors, officers or promoters of Diamondcorp is, or has, within the five years prior to the date of this Circular, been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangements or compromises with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Alan Campbell made an assignment in bankruptcy on June 6, 2000 and was discharged on March 7, 2001.

CONFLICTS OF INTEREST

Conflicts of interest may arise as a result of the directors, officers and promoters of Diamondcorp also holding positions as directors and/or officers of other companies. Some of those persons who will be directors and officers of Diamondcorp have been and will continue to be engaged in the identification and evaluation of assets, businesses and companies on their own behalf and on behalf of other companies, and situations may arise where the directors and officers of Diamondcorp will be in direct competition with Diamondcorp. Conflicts, if any, will be subject to the procedures and remedies provided under the Business Corporations Act.

OTHER REPORTING ISSUERS

Those persons who will be directors, officers or promoters of Diamondcorp have, within the past five years, been directors, officers or promoters of the following companies listed below:

                                                                --------------------------------
                                                                            PERIOD
-------------- ----------------------------- ------------------ --------------------------------
    NAME         NAME OF REPORTING COMPANY        POSITION           FROM              TO
-------------- ----------------------------- ------------------ ----------------- --------------
John Keating   Amador Gold Corp.             Director           April 2005        Present
-------------- ----------------------------- ------------------ ----------------- --------------
               Black Bull Resources Inc.     President & CEO    January 2001      September 2004
-------------- ----------------------------- ------------------ ----------------- --------------
               Golden Chalice Resources Inc. Director/President November 2004     Present
-------------- ----------------------------- ------------------ ----------------- --------------
               Klondike Silver Corp.         Director           July 6, 2005      Present
-------------- ----------------------------- ------------------ ----------------- --------------
Richard Hughes Abitibi Mining Corp.          Director/President June 16, 1983     Present
-------------- ----------------------------- ------------------ ----------------- --------------
               Alamos Gold Inc.              Director           February 16, 2000 Present

                                                                --------------------------------
                                                                            PERIOD
-------------- ----------------------------- ------------------ --------------------------------
    NAME         NAME OF REPORTING COMPANY        POSITION           FROM              TO
-------------- ----------------------------- ------------------ ----------------- --------------
-------------- ----------------------------- ------------------ ----------------- --------------
               Amador Gold Corp.             Director/President November 14, 2002 Present
-------------- ----------------------------- ------------------ ----------------- --------------
               Daren Resources Ltd.          Director           November 30, 1998 May 2, 2002
-------------- ----------------------------- ------------------ ----------------- --------------
               Fortune River Resources Corp. Director           July 21, 2002     Present
-------------- ----------------------------- ------------------ ----------------- --------------
               Genco Resources Ltd.          Director           November 10, 2004 Present
-------------- ----------------------------- ------------------ ----------------- --------------
               Golden Chalice Resources Inc. Director           February 2, 2004  Present
-------------- ----------------------------- ------------------ ----------------- --------------
               Golden Goliath Resources      Director           June 1999         Present
-------------- ----------------------------- ------------------ ----------------- --------------
               Gryphon Gold Corporation      Director           December 22, 2005 Present
-------------- ----------------------------- ------------------ ----------------- --------------
               Kalahari Resources Inc.       Director           February 15, 1994 Present
-------------- ----------------------------- ------------------ ----------------- --------------
               Klondike Gold Corp.           Director/President August 15, 1985   Present
-------------- ----------------------------- ------------------ ----------------- --------------
               Klondike Silver Corp.         Director/President March 2, 2005     Present
-------------- ----------------------------- ------------------ ----------------- --------------
               Kootenay Gold Inc.            Director           March 7, 2005     Present
-------------- ----------------------------- ------------------ ----------------- --------------
               Neodym Technologies Inc.      Director           February 4, 1986  Present
-------------- ----------------------------- ------------------ ----------------- --------------
               Radiant Resources Inc.        Director           August 1997       Present
-------------- ----------------------------- ------------------ ----------------- --------------
               Sedex Mining Corp.            Director/President November 24, 1980 Present
-------------- ----------------------------- ------------------ ----------------- --------------
               Yale Resources Ltd.           Director           October 31, 1988  Present
-------------- ----------------------------- ------------------ ----------------- --------------
Alan Campbell  Abitibi Mining Corp.          Director           April 24, 2006    Present
-------------- ----------------------------- ------------------ ----------------- --------------
               Amador Gold Corp.             Director           April 2005        Present
-------------- ----------------------------- ------------------ ----------------- --------------
               Golden Chalice Resources Inc. Director           February 2004     Present
-------------- ----------------------------- ------------------ ----------------- --------------
               Kalahari Resources Inc.       Director           May 28, 2003      Present
-------------- ----------------------------- ------------------ ----------------- --------------
               Klondike Silver Corp.         Director & CFO     July 6, 2005      Present
-------------- ----------------------------- ------------------ ----------------- --------------
               Sedex Mining Corp.            Director           April 24, 2006    Present
-------------- ----------------------------- ------------------ ----------------- --------------


       INDEBTEDNESS OF DIRECTORS, OFFICERS, PROMOTERS AND OTHER MANAGEMENT


As of the completion of the Arrangement, no Director, executive officer or senior officer will be indebted to Diamondcorp or any of its subsidiaries, or has been at any time during the preceding financial year.


                              PROPOSED COMPENSATION


Diamondcorp does not intend to pay its directors and executive officers any compensation or management fees during the 12 months following completion of the Arrangement.

                         INVESTOR RELATIONS ARRANGEMENTS


There are no promotional or investor relations arrangements.


                 OPTIONS AND OTHER RIGHTS TO PURCHASE SECURITIES


There will be 1,994,663 incentive options and 12,861,173 warrants outstanding as a result of the separation of Options and Warrants currently issued to purchase shares of the Company. In addition, new directors and officers of Diamondcorp may be granted additional incentive options on terms yet to be determined except that the exercise price thereof will not be less than the Financing Price.

OUTSTANDING OPTIONS

On the Effective Date, to account for the Arrangement, the exercise price of the Options shall be adjusted and the Options shall be separated so as to be exercisable separately into New Common Shares and Diamondcorp Common Shares on the basis that for every three (3) Common Shares purchasable on exercise of the Options prior to the Effective Date, the holder thereof will be entitled to purchase on exercise of Options three (3) New Common shares and separately one
(1) Diamondcorp Common Share. The expiry dates of Options and other material thereof shall not be affected by the Arrangement.

As a result of the Arrangement, Diamondcorp will have the following options outstanding:

       -----------------------------   ---------------    -----------------
       NUMBER OF OPTIONS TO PURCHASE
         DIAMONDCORP COMMON SHARES
              POST-ARRANGMENT          EXERCISE PRICE       EXPIRY DATE
       -----------------------------   ---------------    -----------------
                   85,000                   $0.06          October 8, 2007
       -----------------------------   ---------------    -----------------
                   28,333                   $0.12         December 18, 2007
       -----------------------------   ---------------    -----------------
                   82,666                   $0.12           March 2, 2008
       -----------------------------   ---------------    -----------------
                   16,666                   $0.12           June 16, 2008
       -----------------------------   ---------------    -----------------
                  143,333                   $0.12          January 5, 2009
       -----------------------------   ---------------    -----------------
                  503,333                   $0.06           Jluy 28, 2010
       -----------------------------   ---------------    -----------------
                  443,666                   $0.06         October 13, 2010
       -----------------------------   ---------------    -----------------
                  211,666                   $0.12         February 2, 2011
       -----------------------------   ---------------    -----------------
                  480,000                   $0.09           July 6, 2011
       -----------------------------   ---------------    -----------------
       TOTAL(2) 1,994,663
       -----------------------------   ---------------    -----------------

(1) Prior to the Listing Date, any outstanding Diamondcorp Options held by insiders of Diamondcorp will be repriced (a) if the Proposed Financing is a public offering, to the Financing Price or (b) if the Proposed Financing is a private placement offering, to such other price as may be acceptable to the regulatory authorities.

(2)      50.8%  of  these   options  are  held  by  directors  and  officers  of
         Diamondcorp.

OUTSTANDING WARRANTS

There will be 12,861,173 warrants outstanding as a result of the separation of Warrants currently issued to purchase shares of the Company.

       -----------------------------   ---------------    -----------------
       NUMBER OF OPTIONS TO PURCHASE
         DIAMONDCORP COMMON SHARES
              POST-ARRANGMENT          EXERCISE PRICE       EXPIRY DATE
       -----------------------------   ---------------    -----------------
                  415,000                  $0.084         December 8, 2006
       -----------------------------   ---------------    -----------------
                1,576,896                  $0.078         December 23, 2006
       -----------------------------   ---------------    -----------------
                  300,000                  $0.06            March 23, 2007
       -----------------------------   ---------------    -----------------
                  250,000                  $0.06             June 3, 2007
       -----------------------------   ---------------    -----------------
                3,980,000                  $0.06           October 7, 2007
       -----------------------------   ---------------    -----------------
                1,850,000                  $0.06           January 17, 2008
       -----------------------------   ---------------    -----------------
                4,489,277                  $0.12             May 17, 2008
       -----------------------------   ---------------    -----------------
       TOTAL
       (1)(2)  12,861,173
       -----------------------------   ---------------    -----------------

(1) 13.4% of these warrants are held by directors and officers of Diamondcorp.

(2)      Additional  warrants  will be issued in  connection  with the  Proposed
         Financing.

As a result of the Arrangement and public or private financing, it is estimated that on the Listing Date there will be 27,706,916 Diamondcorp Common Shares issued, with 72.3% of the issued held by Shareholders of the Company on the Effective Date, 0.7% held by the Company and 27.0% held by the participants in the public or private financing.

STOCK OPTION PLAN

The directors of Diamondcorp have approved the adoption of a stock option plan (the "Diamondcorp Stock Option Plan"), subject to shareholder and regulatory approval. The directors of Diamondcorp are of the view that it is in the best interests of Diamondcorp to implement the Diamondcorp Stock Option Plan, which will enable the directors to grant options to directors, officers, employees and other service providers as a means of rewarding positive performance and providing incentive to effectively manage the affairs of Diamondcorp.

The Diamondcorp Stock Option Plan is in all material respects identical to the stock option plan currently approved by Shareholders for use by the Company. A copy of the Diamondcorp Stock Option Plan is available for inspection at the office of Diamondcorp, Suite 711-675 West Hastings Street, Vancouver, British Columbia during normal office hours and will be available for inspection at the Meeting. In addition, the Company will mail a copy of the plan to any Shareholder on request.

The principal features of the Plan are as follows:

(a) the option is non-assignable and non-transferable other than by will or the laws of descent and distribution;

(b) for stock options granted to employees or other service providers (including management company employees), Diamondcorp is required to represent that the proposed optionee is a bona fide employee or service provider, as the case may be, of Diamondcorp or of any of its affiliates;

(c) if an optionee ceases to be employed by Diamondcorp (other than as a result of termination with cause) or ceases to act as a director or officer of Diamondcorp or a subsidiary of Diamondcorp, any option held by such optionee may be exercised within 90 days after the date such optionee ceases to be employed as an officer or director or, as the case may be, or within 30 days if the optionee is engaged in investor relations activities and ceases to be employed to provide investor relations activities;

(d) in the event of the death of an optionee, the optionee's heirs or administrators may exercise any portion of the outstanding option up to a period of one year from the date of the optionee's death or the termination date of the option , whichever is earlier;

(e)      the term of an option cannot exceed five years from the date of grant;

(f) the options will be vested on a basis to be determined by the directors and may be vested immediately upon granting;

(g) the maximum number of common shares that may be granted to an optionee within a one year period may not exceed 5% of the issued common shares at the time of grant (on a non-diluted basis);

(h) any common shares subject to a share option which for any reason is cancelled or terminated without having been exercised shall again be available for grant under the Plan; and

(i) the issuance to any consultant, within a one-year period, of a number of shares may not exceed 2% of the issued common shares.

OUTSTANDING PROPERTY OPTION COMMITMENTS

After the Arrangement, Diamondcorp will have obligations to issue shares pursuant to various outstanding Property Option Agreements. See "The Arrangement
- Effect on Arrangement on Existing Share Commitments".

LOAN CONVERSION

The Working Capital Loan or any portion thereof may be converted into Units of Diamondcorp. See "The Arrangement - Details of the Arrangement".


              SECURITIES OF DIAMONDCORP HELD IN ESCROW, IN POOL OR
                          SUBJECT TO HOLD RESTRICTIONS


As at August 11, 2006, no securities of Diamondcorp were held in escrow, in pool or subject to hold restrictions.

If Diamondcorp proceeds with a prospectus offering, it will be classified as an "emerging issuer" under National Policy 46-201 - ESCROW FOR INITIAL PUBLIC OFFERINGS (the "Policy"). As a result, all securities held by principals of Diamondcorp, as defined in the Policy, are required to be held in escrow. Principals include the directors and officers of Diamondcorp. Ten (10%) percent of such securities will be released from escrow upon receipt of notice from the Exchange confirming the listing of the Diamondcorp Common Shares on the Exchange. The remaining ninety (90%) percent of such securities will be released from escrow in fifteen percent (15%) tranches during consecutive six month intervals over a 36 month period following receipt of such notice.

If Diamondcorp proceeds with a private placement financing and makes an application for listing on the Exchange, all securities held by principals of Diamondcorp are required to be held in escrow. The terms will be similar to those set out in the Policy.

All shares comprising the units issued pursuant to the Proposed Financing, and any shares issued upon exercise of any warrant comprising the units, will be subject to a four month hold period as prescribed by National Instrument 45-102 (RESALE OF SECURITIES).


                    AUDITORS AND REGISTRAR AND TRANSFER AGENT


The auditor for Diamondcorp is Morgan & Company, 1488 - 700 West Georgia Street, Vancouver, BC V7Y 1A1.

The Registrar and Transfer Agent for Diamondcorp is Pacific Corporate Trust Company, 3rd Floor, 510 Burrard Street, Vancouver B.C. V6C 3B9.


                                LEGAL PROCEEDINGS


Diamondcorp is not party to any outstanding legal proceedings, nor are any such proceedings contemplated.


                              OTHER MATERIALS FACTS


There are no material facts about Diamondcorp which are not otherwise disclosed in this Circular.

                                                                     DOCUMENT 10

                                  SCHEDULE "I"

                                  RISK FACTORS

In evaluating the Arrangement, Shareholders should carefully consider, in addition to the other information contained in this Circular, the risk factors which apply to the Company, and will apply to Diamondcorp after the Effective Date. These risk factors are not a definitive list of all risk factors associated with the business to be carried out by the Company and Diamondcorp.

NO KNOWN RESERVE OR RESOURCES

The Company's properties are in the exploration stage and are without a known body of commercial ore.

The Company has no mineral producing properties at this time. Only those mineral deposits that the Company can economically and legally extract or produce, based on a comprehensive evaluation of cost, grade, recovery and other factors, are considered "resources" or "reserves." The Company has not defined or delineated any proven or probable reserves or resources on any of its properties, except its KPM Property where a resource was calculated by Gary Giroux, P.Eng. in a report titled "A Resource Estimate on the KPM Shoal Lake Project" dated September 30, 2003 and filed on SEDAR. Although the mineralized material and mineralized deposit estimates included herein have been carefully prepared by the Company, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are estimates only and no assurance can be given that any particular level of recovery of gold, silver, copper, cobalt or other minerals from mineralized material will in fact be realized or that an identified mineralized deposit will ever qualify as a commercially mineable (or viable) reserve.

Development of any of the Company's properties will only follow upon obtaining satisfactory exploration results, mineral exploration and development involve a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that the Company's mineral exploration activities will result in the discovery of a body of commercial ore on any of its properties. Several years may pass between the discovery of a deposit and its exploitation. Most exploration projects do not result in the discovery of commercially mineable mineralized deposits.

OPERATING HAZARDS AND RISKS

Mineral exploration involves many risks. The operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, any of which could result in work stoppages and damage to persons or property or the environment and possible legal liability for any and all damage. Fires, power outages, labour disruptions, flooding, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are some of the risks involved in the conduct of exploration programs.

ENVIRONMENTAL FACTORS

The Company currently conducts exploration activities in the Canadian Provinces of Ontario, New Brunswick, British Columbia and Quebec. Such activities are subject to various laws, rules and regulations governing the protection of the environment, including, in some cases, posting of reclamation bonds. In Canada, extensive environmental legislation has been enacted by federal and provincial governments. Such legislation imposes rigorous standards on the mining industry to reduce or eliminate the effects of wastes generated by extraction and processing operations and subsequently deposited on the ground or emitted into the air or water. All phases of the Company's operations are subject to environmental regulation in the jurisdictions in which it operates. Environmental legislation is evolving in a manner which requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed properties and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations.

The cost of compliance with changes in governmental regulations has the potential to preclude entirely the economic development of a property.

The Company is able to conduct its exploration within the provisions of the applicable environmental legislation without undue constraint on its ability to carry on efficient operations. The estimated annual cost of environmental compliance for all properties held by the Company in the exploration stage is minimal and pertains primarily to carrying out diamond drilling, trenching or stripping.

Environmental hazards may exist on the Company's properties, which hazards are unknown to the Company at present, which have been caused by previous or existing owners or operators of the properties.

ADDITIONAL FINANCING

The Company has to date been able to raise sufficient equity financing to undertake and carry out a certain amount of exploration on its principal and other properties. Additional future exploration of the Company's properties depends on the Company's ability to obtain additional required equity financing.

The Company will continue to incur exploration and assessment costs and intends to fund its operations from working capital. The Company's ability to continue its future exploration, assessment, and development activities depends in part of the Company's ability to commence operations and generate revenues or to obtain financing through joint ventures, debt financing, equity financing, production sharing arrangements or some combination of these or other means.

There is no assurance that additional funding will be available to allow the Company to maintain its mineral properties in good standing. The lack of additional financing could result in delay or indefinite postponement of further exploration and the possible, partial or total loss of the Company's interest in its mineral properties.

COMPETITION

The resource industry is intensively competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself. Competition could adversely affect the Company's ability to acquire suitable producing properties or prospects for exploration in the future.

TITLE

There is no guarantee that title to properties in which the Company has a material interest will not be challenged or impugned. The Company's mineral property interests may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects. In addition, certain of the mining claims in which the Company has an interest are not recorded in the name of the Company and cannot be recorded until certain steps are taken by other parties. Before a number of claims under option can be recorded in the Company's name, the underlying title holder has to assign title to the

Company once the Company satisfies its option agreement obligations. There are no assurances that the underlying title holder will assign title. As at the date of this Circular, approximately 36% of claims have yet to be recorded in the Company's name.

GOVERNMENTAL REGULATION

Exploration activities on the Company's properties are affected to varying degrees by: (i) government regulations relating to such matters as environmental protection, health, safety and labour; (ii) mining law reform; (iii) restrictions on production, price controls, and tax increases; (iv) maintenance of claims; (v) tenure; and (vi) expropriation of property. There is no assurance that future changes in such regulation, if any, will not adversely affect the Company's operations. Changes in such regulation could result in additional expenses and capital expenditures, availability of capital, competition, reserve uncertainty, potential conflicts of interest, title risks, dilution, and restrictions and delays in operations, the extent of which cannot be predicted.

The Company is at the exploration stage on all of its properties. Exploration on the Company's properties requires responsible best exploration practices to comply with Company policy, government regulations, maintenance of claims and tenure. The Company is required to be registered to do business and have a valid prospecting license (required to prospect or explore for minerals on Crown Mineral Land or to stake a claim) in any Canadian province in which it is carrying out work.

Mineral exploration primarily falls under provincial jurisdiction. However, the Company is also required to follow the regulations pertaining to the mineral exploration industry that fall under federal jurisdiction, such as the FISH AND WILDLIFE ACT.

If any of the Company's projects are advanced to the development stage, those operations will also be subject to various laws and regulations concerning development, production, taxes, labour standards, environmental protection, mine safety and other matters.

MANAGEMENT

The Company is dependent upon a number of key directors, officers and employees, including Richard Hughes and John Keating. The loss of any one or more of the named directors, officers and employees could have an adverse effect on the Company. The Company does not maintain key person insurance on any of its management. It is expected that Diamondcorp will be similarly dependent on a limited number of key directors, officers and employees.

CONFLICTS OF INTEREST

Certain directors of the Company are directors of, or may become associated with, other natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time. Such a conflict poses the risk that the Company may enter into a transaction on terms which place the Company in a worse position than if no conflict existed. The officers and directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and its Shareholders and to disclose any interest which they may have in any project or opportunity of the Company, but each officer or director has the identical obligation to other companies for which such officer or director serves as an officer or director. The directors and officers of Diamondcorp will face similar conflicts.

LIMITED OPERATING HISTORY:  LOSSES

The Company has limited experience in mining or processing of metals. The Company has experienced, on a consolidated basis, losses in all years of its operations, including losses of $339,777, $527,212 and $524,419 in the years ended October 31, 2005, 2004 and 2003, respectively. The Company has no mineral properties in development or production and has no revenues from operations. The Company anticipates it will incur losses for the foreseeable future. There can be no assurance that the Company will operate profitably in the future, if at all.

PRICE FLUCTUATIONS:  SHARE PRICE VOLATILITY

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many mineral exploration companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the price of the Company's Common Shares fluctuated from a high of $0.27 CAD to a low of $0.08 CAD per share within the twelve month period preceding the date of this Circular. There can be no assurance that the continual fluctuations in price will not occur.

RISK ASSOCIATED WITH THE ISSUANCE OF FLOW-THROUGH SHARES

The Company has financed its past exploration activities and operations primarily through the issuance of equity, including flow-through shares. Under the ITA, exploration companies are permitted to issue flow-through shares pursuant to a written agreement under which the issuer agrees to incur certain eligible Canadian exploration expenses within the time frame specified in the agreement and to flow-through or "renounce" the related tax deduction to the investor. The proceeds from the issuance of flow-through shares must be expended on "qualifying expenditures," which are related to mineral exploration.

In general, in such circumstances the Company agrees to incur certain qualifying expenditures and to renounce the related tax deduction to the investor within the time frame specified in the given agreement. In the event that the Company is unable to make the renunciation or fails to expend the funds on qualifying expenditures, the investor may be subject to reassessment for any related tax deduction taken by the investor and the Company could be liable to the investor for damages in an action for breach of contract. However, there is no right of rescission of the subscription contract that would result in a reversal of the share issuance. The investor may be entitled to damages (based on a breach of contract claim), which may include amounts related to the increased tax liability that the shareholder experienced resulting from the failure of the Company to renounce the contracted qualifying expenditures. In addition, the Company could be required to pay a penalty and interest to Canada Revenue Agency for failure to make and renounce such qualifying expenditures.

Although the Company and Diamondcorp believe they will make the qualifying expenditures based on its current operating plan and renounce the related tax deduction for the benefit of the purchasers of its flow-through shares, there can be no assurance that the Company or Diamondcorp will make the qualifying expenditures or renounce such deductions in an timely manner. The failure to make the qualifying expenditures or to renounce such deductions in a timely manner could have a material adverse effect on the Company's or Diamondcorp's business or its ability to raise additional financing through the issuance of flow-through shares.

DIVIDEND RECORD POLICY

The Company has not paid any dividends since incorporation and neither it nor Diamondcorp has any present intention of paying dividends on their Shares as they anticipate that all available funds will be invested to finance the growth of their business. The directors of the Company and Diamondcorp will determine if and when dividends should be declared and paid in the future based on the their respective financial positions at the relevant time.

DISSENTING SHAREHOLDERS

If the Company receives Notice of Dissent from Shareholders holding greater than 1% of the outstanding the Company Common Shares management of the Company may at their option not implement the Plan of Arrangement.

FAILURE TO OBTAIN COURT, SHAREHOLDER OR EXCHANGE APPROVAL TO THE PLAN OF ARRANGEMENT

The Plan of Arrangement is subject to the approval of the Shareholders, the Exchange and the Supreme Court of the Province of British Columbia. There is no assurance that the Shareholders, the Exchange and the Supreme Court of British Columbia will approve the Plan of Arrangement. If the Company does not receive approval from all parties the Company will not proceed with the Plan of Arrangement.

THE PLAN OF ARRANGEMENT MAY NOT PRODUCE THE ANTICIPATED BENEFITS

Notwithstanding that the Company completes the Plan of Arrangement the reasons for the Plan of Arrangement and the anticipated benefits may not materialize.

                                                                     DOCUMENT 11

                                  SCHEDULE "J"

                               MATERIAL CONTRACTS


a) Amending Agreement dated August 10, 2004 between the Company and Kenora Prospectors & Miners, Limited ("Kenora") whereby Kenora and the Company agreed to amend Section 3.02(e) of the Mining Option Agreement dated January 31, 2003;

b) Amending Agreement dated August 10, 2004 between the Company and Machin Mines Ltd. ("Machin") whereby Machin and the Company agreed to amend
         Section 3.02(e) of the Mining Option Agreement dated January 31, 2003;

c) Mining Option Agreement dated June 23, 2004 between the Company and 1304850 Ontario Inc. whereby the Company was granted an option to earn a 100% interest in the Todd claims located in the Red Lake Mining Division, Ontario;

d) Mining Option Agreement dated June 23, 2004 between the Company and 1304850 Ontario Inc. whereby the Company was granted an option to earn a 100% interest in the Maskootch claims located in the Red Lake Mining Division, Ontario;

e) Mining Option Agreement dated August 31, 2004 between the Company and 1544230 Ontario Inc. whereby the Company was granted an option to earn a 100% interest in the Glass claims located near Kenora, Ontario;

f) Assignment Agreement dated March 24, 2005 between the Company and Vault Minerals Inc. whereby the Company acquired a 100% interest in the Magnum Property in Urban Township, Quebec;

g) Mining Option Agreement dated March 28, 2005 between the Company and Aurora-Larder Mining Corporation Limited (as to 65%), CJP Exploration Inc. (as to 25%) and Barry McCombe (as to 10%) whereby the Company was granted an option to earn a 100% interest in the Kell Mine Property located in the southwestern corner of Corkill Township, Ontario;

h) Mining Option Agreement dated March 28, 2005 between the Company and Aurora-Larder Mining Corporation Limited whereby the Company was granted an option to earn a 100% interest in the Silver Strike Property located in the northwestern corner of James Township, Ontario;

i) Mining Option Agreement dated March 28, 2005 between the Company and Aurora-Larder Mining Corporation Limited (as to 65%), CJP Exploration Inc. (as to 25%) and Barry McCombe (as to 10%) whereby the Company was granted an option to earn a 100% interest in the Thompson Property located in the northeastern corner of Donovan and southern part of Charters Township, Ontario;

j) Mining Option Agreement dated March 28, 2005 between the Company and Canadian Prospecting Ventures Inc. whereby the Company was granted an option to earn a 100% interest in the Silver Claim Property located in the Mickle Township, Ontario;

k) Joint venture agreement dated April 1, 2005 between the Company and Golden Chalice Resources Inc. respecting the Chapleau Diamond Project. Each party has a 50% interest in the project and the obligation to contribute 50% of the exploration costs. If a party fails to contribute its share of the costs, the party's interest will be diluted in accordance with the dilution formula set out in the agreement.

l) Mining Option Agreement dated May 6, 2005 between the Company and Merton Stewart whereby the Company was granted an option to earn a 100% interest in the Tetagouche Property, New Brunswick;

m) Administrative Services Agreement dated June 1, 2005 between the Company and Hastings Management Corp.;

n) Purchase and Sale Agreement dated June 13, 2005 between the Company and Aurora-Larder Mining Corporation Limited (as to 50%) and Kirnova Corp. (as to 50%) whereby the Company agreed to purchase an undivided 100% interest in the Ajax Property, Ontario;

o) Mining Option Agreement dated June 21, 2005 between the Company and Canadian Prospecting Ventures Inc. whereby the Company was granted an option to earn a 100% interest in the Capitol Silver Property located approximately 4 km northeast of Gowganda, Ontario;

p) Mining Option Agreement dated June 21, 2005 between the Company and Aurora-Larder Mining Corporation Limited whereby the Company was granted an option to earn a 100% interest in the Hudson Bay Silver Mine Property located in southeastern Leith Township, Ontario;

q) Letter agreement dated July 19, 2005 between the Company and Pat Gryba whereby the Company agreed to acquire a 100% interest in three mineral claims located in the Strathy Township, Ontario in the Sudbury Mining Division, Ontario;

r) Mining Option Agreement dated July 21, 2005 between the Company and Kirnova Corp. (as to 75%) and Todd Keast (as to 25%) whereby the Company was granted an option to earn a 100% interest in the Banting Chambers Property located approximately 20 km northwest of Temagami, Ontario;

s) Mining Option Agreement dated July 28, 2005 between the Company and Ken Fenwick (as to 60%) and George Lucuik (as to 40%) whereby the Company was granted an option to earn a 100% interest in the Minnin Lake Property, Ontario;

t) Mining Option Agreement dated August 22, 2005 between the Company and Filo Exploration Services Limited (as to 50%) and David V. Jones (as to 50%) whereby the Company was granted an option to earn a 100% interest in the Fripp Property, Ontario;

u) Mining Option Agreement dated September 19, 2005 between the Company and Aurora-Larder Mining Corporation Limited (as to 50%) and Katrine Exploration and Development Inc. (as to 50%) whereby the Company was granted an option to earn a 100% interest in the Hunter Gold Property located in the Catharine Township, Ontario;

v) Mining Option Agreement dated September 20, 2005 between the Company and Kootenay Gold Inc. whereby the Company was granted an option to earn a 50% interest in the Connor Creek Property in the Nelson Mining Division, British Columbia;

w) Letter Agreement dated October 1, 2005 between the Company and Golden Chalice Resources Inc. whereby the Company agreed to pay for staking or leasing costs estimated to be approximately $150,000 in order to acquire a 50% working interest in 34,900 acres in the Chapleau area of Ontario;

x) Mining Option Agreement dated October 12, 2005 between the Company and Canadian Prospecting Ventures Inc. whereby the Company was granted an option to earn a 100% interest in the Willet Property located in the Willet Township, Ontario;

y) Mining Option Agreement dated January 4, 2006 between the Company and Frederick J. Ross (as to 20%), Christina McManus (as to 20%), Jennah Durham (as to 20%), Denis LaForest (as to 20%) and Garry Windsor (as to 20%) whereby the Company was granted an option to earn a 100% interest in the Horwood Gold Property located in the Horwood Township, Ontario;

z) Mining Option Agreement dated January 4, 2006 between the Company and Frederick J. Ross (as to 20%), Christina McManus (as to 20%), Denis Morin (as to 20%), Fernand Morin (as to 20%) and Roger Dennomme (as to 20%) whereby the Company was granted an option to earn a 100% interest in the Labbe Property located in the Horwood Township, Ontario;

aa) Mining Option Agreement dated January 4, 2006 between the Company and Frederick J. Ross (as to 60%) and Garry Frederick Windsor (as to 40%) whereby the Company was granted an option to earn a 100% interest in the Ross Windsor Property located in the Horwood Township, Ontario;

bb) Mining Option Agreement dated March 1, 2006 between the Company and Ken Fenwick (as to 43%), George Lucuik (as to 42%) and Daniel Shelly (as to 15%) whereby the Company was granted an option to earn a 100% interest in the East Breccia Property located in the Nicolet Township, Ontario;

cc) Mining Option Agreement dated September 19, 2005 between the Company and 733526 Ontario Inc. (as to 50%) and Jim Ralph (as to 50%) whereby the Company was granted an option to earn a 100% interest in the Goulf Copper Property located in the Sault Ste. Marie Township, Ontario;

dd) Mining Option Agreement dated April 15, 2006 between the Company and Ken Fenwick (as to 75%), Karl Bjorkman (as to 15%) and Don Devereaux (as to 10%) whereby the Company was granted an option to earn a 100% interest in the Anderson Lake Property located in the McTavish Township, Ontario;

ee) Mining Option Agreement dated May 2, 2006 between the Company and Frederick J. Ross (as to 50%), Garry Frederick Windsor (as to 25%) and Bruce Durham (as to 25%) whereby the Company was granted an option to earn a 100% interest in the Patent Gold Property located in the Sewell and Reeves Townships, Ontario;

ff) Mining Option Agreement dated May 28, 2006 between the Company and Denis Morin (as to 50%) and Roger Denomme (as to 50%) whereby the
         Company was granted an option to earn a 100% interest in the Morin Property located in the Keith Township, Ontario;

gg) Mining Option Agreement dated April 10, 2006 between the Company and Frederick J. Ross (as to 66 2/3%) and Garry Frederick Windsor (as to 33 1/3%) whereby the Company was granted an option to earn a 100% interest in the Keith Sewell Property located in the Keith and Sewell Townships, Ontario;

hh) Mining Option Agreement dated May 18, 2006 between the Company and Larry Gervais (as to 90%) and Ronald Daigneault (as to 10%) whereby the Company was granted an option to earn a 100% interest in the Holloway 1 Property located in the Holloway and Frecheville Township, Ontario;

ii) Mining Option Agreement dated May 18, 2006 between the Company and Larry Gervais (as to 30%), Charles Samuel Iserhoff (as to 10%), Robert Rocky Robitaille (as to 10%) and Thomas Obradovich (as to 50%) whereby the Company was granted an option to earn a 100% interest in the Holloway 2 Property located in the Holloway Township, Ontario;

jj) Mining Option Agreement dated May 18, 2006 between the Company and Larry Gervais (as to 75%), Bruce Pigeon (as to 12.5%) and Lance Eden (as to 12.5%) whereby the Company was granted an option to earn a 100% interest in the Loveland 1 Property located in the Loveland and Byers Townships, Ontario;

kk) Mining Option Agreement dated May 18, 2006 between the Company and Larry Gervais whereby the Company was granted an option to earn a 100% interest in the Loveland 2 Property located in the Loveland, Byers and Thorburn Townships, Ontario; and

ll) Arrangement Agreement dated August 3, 2006 between the Company and Diamondcorp. See "The Arrangement".

Copies of the contracts may be inspected without charge until 30 days after the date of the Meeting.

                                                                     DOCUMENT 12

                                      PROXY


                                     SPECIAL
                           MEETING OF SHAREHOLDERS OF
                                AMADOR GOLD CORP.

                  TO BE HELD AT 711 - 675 WEST HASTINGS STREET,
                       VANCOUVER, BC, V6B 1N2 ON THURSDAY,
                        SEPTEMBER 21, 2006, AT 3:00 P.M.


I/WE BEING HOLDER(S) OF THE COMPANY HEREBY APPOINT:

RICHARD HUGHES, a Director of the Company, or failing this person, ALAN CAMPBELL, a Director of the Company, or in the place of the foregoing, (PRINT THE NAME) ,

as my/our proxyholder with full power of substitution to attend, act and vote for and on my/our behalf in respect of all matters that may properly come before the aforesaid meeting of the holders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if I/we were present at the said Meeting and at any adjournment thereof.

I/We hereby direct the proxyholder to vote the securities of the Company recorded in my/our name as specified herein. I/WE HEREBY REVOKE ANY PROXY PREVIOUSLY GIVEN TO ATTEND AND VOTE AT SAID MEETING.

SECURITYHOLDER SIGN HERE:
                          ------------------------------------------------------
DATE SIGNED:
             -------------------------------------------------------------------

THIS FORM MUST BE SIGNED AND DATED ABOVE.

SEE IMPORTANT VOTING INSTRUCTIONS ON REVERSE.

RESOLUTIONS

(For full details of each resolution, please see the enclosed Information Circular)


                                                            FOR        AGAINST
-----------------------------------------------------   -----------   ----------
1.       To  approve   and   authorize   the  Special
         Resolution  attached  as  Schedule  A to the
         Information  Circular  approving the Plan of
         Arrangement,  the Arrangement  Agreement and
         the  necessary  amendments  to the Notice of
         Articles and Articles of the Company
-----------------------------------------------------   -----------   ----------
2.       Provided  the   Arrangement   Resolution  is
         passed  to  approve  a   reduction   of  the
         existing  exercise price of incentive  stock
         options  and  warrants  currently  issued to
         insiders  and  others of the  Company to the
         reduced  exercise  prices  as set out in the
         Table  of  Options   and   Warrants  in  the
         Information Circular
-----------------------------------------------------   -----------   ----------
3.       Provided  the   Arrangement   Resolution  is
         passed to approve the  issuance  and pricing
         of   new   incentive    stock   options   by
         Diamondcorp  Resources  Inc..  as set out in
         the Information Circular
-----------------------------------------------------   -----------   ----------
4.       To  approve  Diamondcorp  Resources  Inc.'s
         Stock Option Plan
-----------------------------------------------------   -----------   ----------
5.       To  transact  such  other  business  as  may
         properly come before the Meeting
-----------------------------------------------------   -----------   ----------

INSTRUCTIONS FOR COMPLETION OF PROXY

1.       THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE COMPANY.

2. This form of proxy ("Instrument of Proxy") MUST BE SIGNED BY YOU, THE HOLDER, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and IF EXECUTED BY AN ATTORNEY, OFFICER, OR OTHER DULY APPOINTED REPRESENTATIVE, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. IF THIS INSTRUMENT OF PROXY IS NOT DATED in the space provided, authority is hereby given by you, the holder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the holder, by Pacific Corporate Trust Company.

4. A HOLDER WHO WISHES TO ATTEND THE MEETING AND VOTE ON THE RESOLUTIONS IN PERSON may simply register with the scrutineers before the Meeting begins.

5. A HOLDER WHO IS NOT ABLE TO ATTEND THE MEETING IN PERSON BUT WISHES TO VOTE ON THE RESOLUTIONS, may do the following:

         (A)      APPOINT  ONE  OF  THE  MANAGEMENT  PROXYHOLDERS  named  on the
                  Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). WHERE NO CHOICE IS SPECIFIED BY A HOLDER WITH RESPECT TO A RESOLUTION SET OUT IN THE INSTRUMENT OF PROXY, THE MANAGEMENT APPOINTEE ACTING AS A PROXYHOLDER WILL VOTE IN FAVOUR OF EACH MATTER IDENTIFIED ON THIS INSTRUMENT OF PROXY AND, IF APPLICABLE, FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITORS AS IDENTIFIED IN THIS INSTRUMENT OF PROXY; OR

         (B) APPOINT ANOTHER PROXYHOLDER, who need not be a holder of the Company, to vote according to the holder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder.

6. THE SECURITIES REPRESENTED BY THIS INSTRUMENT OF PROXY WILL BE VOTED OR WITHHELD FROM VOTING IN ACCORDANCE WITH THE INSTRUCTIONS OF THE HOLDER ON ANY BALLOT of a resolution that may be called for and, if the holder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. If a holder has submitted an Instrument of Proxy, THE HOLDER MAY STILL ATTEND THE MEETING AND MAY VOTE IN PERSON. To do so, the holder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

7. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations to matters identified in the Notice of Meeting or other matters which may properly come before the Meeting, as the proxyholder in its sole discretion sees fit.

8.       TO BE  REPRESENTED  AT THE MEETING,  PROXIES MUST BE SUBMITTED NO LATER
         THAN  FORTY-EIGHT  ("48")  HOURS,  EXCLUDING  SATURDAYS,   SUNDAYS  AND
         HOLIDAYS, PRIOR TO THE TIME OF THE MEETING OR ADJOURNMENT THEREOF.

VOTING METHODS

INTERNET VOTING 24 HOURS A DAY, 7 DAYS A WEEK
If a HOLDER ID and HOLDER CODE appear on the face of this proxy in the address box, holders may complete internet voting at HTTP://WEBVOTE.PCTC.COM. TO RECEIVE SECURITYHOLDER COMMUNICATIONS ELECTRONICALLY IN THE FUTURE, SIMPLY FILL IN YOUR E-MAIL ADDRESS AT THE BOTTOM OF THE INTERNET VOTING PAGE.

TELEPHONE VOTING 24 HOURS A DAY, 7 DAYS A WEEK
If a HOLDER ID and HOLDER CODE appear on the face of this proxy in the address box, holders may complete telephone voting at 1-888-TEL-VOTE (1-888-835-8683). PLEASE HAVE THIS PROXY IN HAND WHEN YOU CALL. A PROXYHOLDER THAT IS NOT A MANAGEMENT PROXYHOLDER CANNOT BE APPOINTED BY TELEPHONE.

RETURN YOU PROXY BY MAIL OR FAX TO PACIFIC CORPORATE TRUST COMPANY
510 BURRARD STREET, 2ND FLOOR, VANCOUVER, BRITISH COLUMBIA, V6C 3B9. FAX NUMBER 604-689-8144. VOTING BY MAIL OR FAX MAY BE THE ONLY METHOD FOR HOLDINGS HELD IN THE NAME OF A CORPORATION OR HOLDINGS VOTED ON BEHALF OF ANOTHER INDIVIDUAL. DO NOT MAIL THE PRINTED PROXY OR VIF IF YOU HAVE VOTED BY THE INTERNET OR TELEPHONE.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    AMADOR GOLD CORP.
                                    (Registrant)


Date:    August 31, 2006            BY:  /S/ BEVERLY J. BULLOCK
                                    --------------------------------------------
                                         Beverly J. Bullock, Corporate Secretary